
11008264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 1,250,000,000 1.375% Global Notes due 20 October 2016
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme



Filed pursuant to Rule 3 of Regulation EBRD
Dated 18 October 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 1,250,000,000 1.375% Global Notes due 20 October 2016 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2011, as supplemented by a Pricing Supplement dated 18 October 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 18 October 2011 (the "Syndication Agreement") with the lead managers named therein (the "Lead Managers") pursuant to a Programme Agreement dated 11 August 2011 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Lead Managers have agreed to purchase the Notes. The obligations of the Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.909%	0.125%	99.784%
Total	USD 1,248,862,500	USD 1,562,500	USD 1,247,300,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Lead Managers have agreed to pay all costs and expenses (including legal expenses) incurred by the Lead Managers in or in connection with the listing and admission to trading of the Notes and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2011.

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2011.

(c) (i) The Programme Agreement dated 11 August 2011.
(ii) The Syndication Agreement dated 18 October 2011.
(iii) The Agency Agreement dated 11 August 2011.

(d) (i) The Base Prospectus dated 11 August 2011.
(ii) The Registration Document dated 11 August 2011.
(iii) The Pricing Supplement dated 18 October 2011.

Dated 11 August 2011

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

DEED OF COVENANT

Global Medium Term Note Programme

Linklaters

Ref: CJXW/NP/RW

THIS DEED OF COVENANT is made on 11 August 2011 by European Bank for Reconstruction and Development (the "**Issuer**") in favour of the account holders specified below of The Depository Trust Company, Clearstream Banking, *société anonyme* and Euroclear Bank S.A./N.V. or any other or additional clearing system or systems as are specified in the pricing supplement relating to any Note (as defined below) (each a "**Clearing System**").

WHEREAS:

(A) The Issuer has entered into an amended and restated Programme Agreement (the "**Programme Agreement**", which expression includes the same as it may be amended from time to time) dated 11 August 2011 with Goldman Sachs International, Merrill Lynch International, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International plc, as Dealers, under which the Issuer proposes from time to time to issue Global Medium Term Notes (the "**Notes**") subject to and with the benefit of an amended and restated Agency Agreement (the "**Agency Agreement**", which expression includes the same as it may be amended from time to time) dated 11 August 2011.

(B) The Notes will initially be represented by, and comprised in, Global Notes ("**Global Notes**") representing a certain number of underlying Notes in bearer or registered form (respectively, "**Bearer Notes**" and "**Registered Notes**" and, together, the "**Underlying Notes**").

(C) Each Global Note will, after issue, be deposited with, and, where applicable, registered in the name of a nominee on behalf of, one or more Clearing Systems. Upon such deposit of a Global Note the Underlying Notes represented by such Global Note will be credited to a securities account or securities accounts with one or more Clearing Systems (each such Clearing System or all such Clearing Systems together being referred to herein as the "**Relevant Clearing System**"). Any account holder with the Relevant Clearing System which has Underlying Notes credited to its securities account from time to time (each a "**Relevant Account Holder**") will, subject to and in accordance with the terms and conditions and operating procedures or management regulations of the Relevant Clearing System be entitled to transfer such Underlying Notes and (subject to and upon payment being made by the Issuer to the bearer in accordance with the terms of the relevant Global Note) will be entitled to receive payments from the Relevant Clearing System calculated by reference to the Underlying Notes credited to its securities account.

(D) In certain circumstances specified in each Global Note, a Global Note will become void. The time at which a Global Note becomes void is hereinafter referred to as the "**Relevant Time**". In such circumstances each Relevant Account Holder will, subject to and in accordance with the terms of this Deed, acquire against the Issuer all those rights (the "**Direct Rights**") which the Relevant Account Holder would have acquired had, prior to the Global Note becoming void, definitive Note(s) been issued in its favour by the Issuer in exchange for its Underlying Note(s), in the case of Registered Notes, in the form set out in Part II of Schedule 2 to the Agency Agreement and, in the case of Bearer Notes, in the form set out in Part III of Schedule 3 to the Agency Agreement.

NOW THIS DEED WITNESSES AS FOLLOWS:

1 If any Global Note becomes void in accordance with the terms thereof the Issuer hereby undertakes and covenants to and with each Relevant Account Holder (other than a Relevant Clearing System if such Relevant Clearing System shall be an account holder of another Relevant Clearing System) that each Relevant Account Holder shall acquire against the Issuer the Direct Rights applicable to such Relevant Account Holder and each

Underlying Note represented by such Global Note which such Relevant Account Holder has credited to its securities account with the Relevant Clearing System at the Relevant Time without any need for action on behalf of any person. The Issuer's obligation pursuant to this Clause shall be a separate and independent obligation by reference to each Underlying Note which a Relevant Account Holder has credited to its securities account with the Relevant Clearing System and the Issuer agrees that a Relevant Account Holder may assign its rights hereunder in whole or in part.

2 The records of the Relevant Clearing System shall be conclusive evidence of the identity of the Relevant Account Holders and the number of Underlying Notes credited to the securities account of each Relevant Account Holder. For the purposes hereof a statement issued by the Relevant Clearing System stating:

(i) the name of the Relevant Account Holder to which such statement is issued; and

(ii) the aggregate principal amount of Underlying Notes credited to the securities account of such Relevant Account Holder as at the opening of business on the first day following the Relevant Time on which the Relevant Clearing System is open for business,

shall be conclusive evidence of the records of the Relevant Clearing System at the Relevant Time.

3 In the event of a dispute, the determination of the Relevant Time by the Relevant Clearing System shall be final and conclusive for all purposes in connection with the Relevant Account Holders with securities accounts with the Relevant Clearing System.

4 All payments under this Deed shall be made by the Issuer to the Paying Agent (as defined in the Agency Agreement) without withholding or deduction for or on account of tax.

5 The Issuer hereby warrants, represents and covenants with each Relevant Account Holder that it has all corporate power, and has taken all necessary corporate or other steps, to enable it to execute, deliver and perform this Deed, and that this Deed constitutes a legal, valid and binding obligation of the Issuer in accordance with its terms.

6 This Deed shall take effect as a Deed Poll for the benefit of the Relevant Account Holders from time to time and for the time being. This Deed shall be deposited with and held by a common depositary for the Relevant Clearing System for the time being (being at the date hereof Citibank, N.A. at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB) until all the obligations of the Issuer hereunder have been discharged in full.

7 The Issuer hereby acknowledges the right of every Relevant Account Holder to the production of this Deed, and further acknowledges and covenants that the obligations binding upon it contained herein are owed to, and shall be for the account of, each and every Relevant Account Holder, and that each Relevant Account Holder shall be entitled severally to enforce the said obligations against the Issuer.

8 This Deed, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Issuer has caused this Deed to be duly executed the day and year first above mentioned.

EXECUTED as a deed under seal by)
EUROPEAN BANK FOR RECONSTRUCTION)
AND DEVELOPMENT and signed and)
delivered as a deed on its behalf)
by)
in the presence of:)



Witness's Signature:



Name: JOAN GROGAN

Address: 407 BANKSIDE LOFTS
65 HOPTON STREET
LONDON SE1 9GZ



European Bank
for Reconstruction and Development

(ref: PRO 11/008)

Office of the General Counsel

Merrill Lynch International
and the other Dealers referred to
in the Programme Agreement
(as defined below)
(the "**Dealers**")

c/o Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

11 August 2011

Dear Sirs,

In my capacity as Deputy General Counsel of the European Bank for Reconstruction and Development (the "**Bank**") I have examined, *inter alia*, the following documents listed below in connection with the increase to and update of the €35,000,000,000 Global Medium Term Note Programme (the "**Programme**") and the issue of Notes (the "**Notes**") thereunder from time to time:

(a) The Agreement Establishing the Bank, the By-Laws of the Bank and the Rules of Procedure of the Board of Directors of the Bank;

(b) The 2011 Borrowing Programme which was approved at a meeting of the Board of Directors of the Bank held on 14 December 2010, authorising the Bank's 2011 Borrowing Programme of up to €7,500,000,000 for the Bank's medium to long term debt;

(c) The Treasury and Treasury Risk Management Authority which was approved at a meeting of the Board of Directors of the Bank held on 26 and 27 July 2011;

(d) The minutes of the meetings of the Board of Directors of the Bank at which the 2011 Borrowing Programme was adopted;

(e) The amended and restated Programme Agreement, dated 11 August 2011, between the Bank and the Dealers, relating to the Programme (the "**Programme Agreement**");

(f) The amended and restated Agency Agreement, dated 11 August 2011 (the "**Agency Agreement**");

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com



(g) The amended and restated Deed of Covenant, dated 11 August 2011, relating to the Programme (the "**Deed of Covenant**");

(h) The Registration Document and the Base Prospectus, each dated 11 August 2011, relating to the Programme (together, the "**Prospectus**"); and

(i) The forms of the Notes (which may be in registered or bearer and in global or definitive form).

Based on my examination of the documents described above and such other documents and matters as are in my judgement necessary for the purposes of this opinion, I am of the opinion that:

(i) The Bank is duly established and existing under the Agreement Establishing the Bank.

(ii) The Programme Agreement has been duly authorised, executed and delivered by the Bank and is a valid and legally binding agreement of the Bank.

(iii) The Agency Agreement has been duly authorised, executed and delivered by the Bank and is a valid and legally binding agreement of the Bank.

(iv) The Deed of Covenant has been duly authorised, executed and delivered by the Bank and is a valid and legally binding covenant of the Bank.

(v) The creation, issue, execution, sale and delivery of Notes under the Programme, subject to compliance with the Bank's borrowing limits authorised from time to time by the Board of Directors of the Bank, have been duly authorised by the Bank and, when such Notes have been authenticated in accordance with the Agency Agreement, such Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms.

(vi) All consents, approvals and other authorisations required under the Agreement Establishing the Bank for the execution and delivery of the Programme Agreement, the Agency Agreement and the Deed of Covenant under the Programme have been obtained.

(vii) The Notes, the Deed of Covenant and the Agency Agreement conform in all material respects to the descriptions thereof in the Prospectus.

(viii) The statements in the Prospectus with respect to the Agreement Establishing the Bank are true and correct in all material respects.



In giving the opinions in paragraphs (ii), (iii), (iv) and (v) above, I express no opinion as to English law, which law is said to govern the Programme Agreement, the Agency Agreement, the Deed of Covenant and the Notes and as to which I understand that Linklaters will deliver you an opinion of even date herewith; nor do I express any opinion as to the laws of any other jurisdiction.

This opinion is given to the Dealers as dealers under the Programme in connection with the Programme and to any further Dealer appointed under the Programme (as if the opinion had been addressed to such further Dealer on the date hereof) in connection with the Programme. You may give copies of this opinion to your legal advisers and to the paying agents who may rely on it as though it were also addressed to them.

Yours faithfully,

Norbert Seiler
Deputy General Counsel

Dated 11 August 2011

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

as Issuer

and

MERRILL LYNCH INTERNATIONAL
GOLDMAN SACHS INTERNATIONAL
J.P. MORGAN SECURITIES LTD.
MORGAN STANLEY & CO. INTERNATIONAL PLC

as Dealers

PROGRAMME AGREEMENT

in respect of a
GLOBAL MEDIUM TERM NOTE PROGRAMME
(Amended and Restated)

Linklaters

Linklaters LLP

Ref: CJXW/NP/RW

Table of Contents

Contents **Page**

PROGRAMME AGREEMENT

in respect of a

GLOBAL MEDIUM TERM NOTE PROGRAMME

THIS AGREEMENT is made on 11 August 2011 **BETWEEN**:

(1) **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT** of One Exchange Square, London EC2A 2JN (the "**Issuer**");

(2) **GOLDMAN SACHS INTERNATIONAL** of Peterborough Court, 133 Fleet Street, London EC4A 2BB ("**GSI**");

(3) **MERRILL LYNCH INTERNATIONAL** of 2 King Edward Street, London EC1A 1HQ ("**Merrill Lynch**");

(4) **J.P. MORGAN SECURITIES LTD.** of 125 London Wall, London EC2Y 5AJ ("**JPMSL**"); and

(5) **MORGAN STANLEY & CO. INTERNATIONAL PLC** of 25 Cabot Square, Canary Wharf, London E14 4QA ("**MSI**").

WHEREAS:

(A) GSI, Merrill Lynch, JPMSL, MSI and the Issuer entered into an amended and restated Programme Agreement dated 30 August 2002 (the "**Original Programme Agreement**") in respect of the euro 35,000,000,000 Global Medium Term Note Programme (the "**Programme**") of the Issuer.

(B) The Original Programme Agreement has been subsequently amended prior to the date hereof, pursuant to an agreement (the "**Amended and Restated Programme Agreement**") dated 11 August 2010 between the Issuer and the Dealers named in the Amended and Restated Programme Agreement (the Original Programme Agreement, as so amended and restated prior to the date hereof, being referred to herein as the "**Principal Programme Agreement**").

(C) The parties hereto have agreed to make certain modifications to the Principal Programme Agreement.

(D) This Agreement further amends and restates the Principal Programme Agreement. Any Notes issued under the Programme on or after the date hereof shall be issued pursuant to the Principal Programme Agreement as amended and restated by this Agreement.

This does not affect any Notes issued under the Programme prior to the date of this Agreement, nor the respective rights, duties or obligations of any party pursuant to the Original Programme Agreement or the subsequent amendment or restatement thereof effected by the Amended and Restated Programme Agreement.

IT IS HEREBY AGREED as follows:

1 Definitions and Interpretation

1.1 For the purposes of this Agreement, except where the context requires otherwise:

"**affiliate**" has the meaning given to that term by Rule 405 under the United States Securities Act of 1933;

"**Agency Agreement**" means the amended and restated agency agreement of even date herewith (as amended and/or supplemented from time to time) between the Issuer, the Agent, the Registrar and the other paying agents referred to therein under which the Agent is appointed as issuing agent, principal paying agent and agent bank and the Registrar is appointed as registrar, and any other agreement (other than any calculation agency or other similar agreement) for the time being in force appointing further or other agents, registrars or paying agents in relation to all or any Series of the Notes;

"**Agent**" means Citibank, N.A. as Agent under the Agency Agreement and any successor agent appointed by the Issuer in accordance with the Agency Agreement;

"**Agreement Date**" means in respect of any issue of Notes under the Programme, the date of agreement between the Issuer and the relevant Purchaser or Purchasers for the issue and purchase of such Notes pursuant (in the case of a Dealer or Dealers) to Clause 2;

"**Bank Agreement**" means the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990, as such agreement may be amended or supplemented from time to time;

"**Base Prospectus**" means the prospectus dated the date of this Agreement relating to the Notes, which comprises a base prospectus for the purposes of Article 5.4 of the Prospectus Directive (as revised, supplemented, amended or updated);

"**Bearer Note**" means a Note issued in bearer form;

"**CGN**" means a Temporary Global Note in the form set out in Part I of Schedule 3 of the Agency Agreement or a Permanent Global Note in the form set out in Part II of Schedule 3 of the Agency Agreement, in either case where the applicable Pricing Supplement specifies that the Notes are in CGN form;

"**Clearstream, Luxembourg**" means Clearstream Banking, *société anonyme*;

"**Conditions**" means, in respect of any Note of any Series, the terms and conditions endorsed on, or incorporated by reference in, the Note or Notes constituting such Series (and reference to a numbered Condition shall be construed accordingly), such terms and conditions being in the form or substantially in the form set out in Schedule 1 of the Agency Agreement or in such other form, having regard to the terms of issue of the relevant Series, as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers;

"**Coupon**" means an interest coupon attached to a Definitive Bearer Note (other than a Zero Coupon Note), such coupon being:

(i) if appertaining to a Fixed Rate Note, substantially in the form set out in Part IV A of Schedule 3 to the Agency Agreement or in such other form, having regard to the terms of issue of the relevant Series of Notes as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers; or

(ii) if appertaining to a Floating Rate Note, substantially in the form set out in Part IV B of Schedule 3 to the Agency Agreement or in such other form, having regard to the terms of issue of the relevant Series of Notes as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers; or

(iii) if appertaining to a Definitive Bearer Note being neither a Fixed Rate Note nor a Floating Rate Note in such form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers, and includes, where applicable, the Talons appertaining thereto and any replacement for Coupons issued pursuant to the Conditions;

"**Dealer**" means each of GSI, Merrill Lynch, JPMSL and MSI and any other entity which the Issuer may appoint as a Dealer hereunder pursuant to a Dealer Accession Letter (but excludes each entity whose appointment has lapsed pursuant to its terms). The appointment of a Dealer may be terminated pursuant to Clause 10, provided notice of such termination of appointment has been given to the Agent by the Issuer; references to a relevant Dealer or Dealers means, in relation to any Note, the Dealer or Dealers with whom the Issuer has agreed the issue and purchase of such Note;

"**Dealer Accession Letter**" means in respect of the appointment as a Dealer under the Programme, the Dealer Accession Letter and confirmation letter substantially in the respective forms set out in Parts I and II of Appendix D hereto, and shall mean in respect of the appointment of a Dealer for one or more particular issues of Notes under the Programme, the Dealer Accession Letter and confirmation letter substantially in the respective forms set out in Parts III and IV of Appendix D hereto, and in either case, notice of whose appointment is given to the Agent and, in the case of the appointment of a Dealer under the Programme pursuant to the respective forms set out in Parts I and II of Appendix D hereto, to all of the Dealers by the Issuer provided that a failure to give such notice shall not invalidate the relevant Dealer's appointment;

"**Deed of Covenant**" means the amended and restated deed poll, in the form set out in Appendix C hereto, dated 11 August 2011 (as amended and/or supplemented from time to time) executed as a deed under seal by the Issuer in favour of certain accountholders with The Depository Trust Company, Euroclear and Clearstream, Luxembourg;

"**Definitive Bearer Note**" means a definitive Bearer Note issued or, as the case may require, to be issued by the Issuer pursuant to this Agreement or such other agreement between the Issuer and the relevant Purchaser or Purchasers in exchange or part exchange for a Temporary Global Note or, as the case may be, a Permanent Global Note or part thereof, such definitive Bearer Note being substantially in the form set out in Part III of Schedule 3 to the Agency Agreement or otherwise in such form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers and having (except in the case of a Zero Coupon Note) Coupons attached thereto on issue;

"**Definitive Note**" means, as the context requires, a Definitive Bearer Note or a Definitive Registered Note;

"**Definitive Registered Note**" means a definitive Registered Note issued or, as the case may require, to be issued by the Issuer pursuant to this Agreement or such other agreement between the Issuer and the relevant Purchaser or Purchasers in exchange or part exchange for a Registered Global Note, such definitive Registered Note being substantially in the form set out in Part II of Schedule 2 to the Agency Agreement or

otherwise in such form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers;

"**Dual Currency Note**" means a Note in respect of which payments of principal and/or interest are made in such different currencies, and rates of exchange will be calculated upon such basis, as the Issuer and the relevant Purchaser or Purchasers may agree, as indicated in the applicable Pricing Supplement;

"**EEA Regulated Market**" means a market as defined by Article 4.1 (14) of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments;

"**Euro**" "**euro**" or "**€**" means euro as set out in Condition 8;

"**Euroclear**" means Euroclear Bank S.A./N.V.;

"**Event of Default**" means any of the events provided in the Conditions to be Events of Default (being events upon the happening of which the holder of a Note may declare such Note to be due and repayable subject to and upon the terms of the Conditions);

"**Exchange Rate**" means the spot rate for the sale of euro against the purchase of any other relevant currency in the London foreign exchange market as quoted by any leading bank selected by the Agent on the Agreement Date;

"**Fixed Rate Note**" means a Note on which interest is calculated at a fixed rate, payable on a fixed date or dates agreed between the Issuer and the relevant Purchaser or Purchasers and on redemption, as indicated in the applicable Pricing Supplement;

"**Floating Rate Note**" means a Note on which interest is calculated at a floating rate, payable on an Interest Payment Date or Interest Payment Dates, as agreed between the Issuer and the relevant Purchaser or Purchasers and on redemption, as indicated in the applicable Pricing Supplement;

"**FSMA**" means the Financial Services and Markets Act 2000;

"**Global Note**" means, as the context requires, a Registered Global Note, a Temporary Global Note or a Permanent Global Note;

"**Indexed Note**" means a Note in respect of which an amount of principal and/or interest payable is calculated by reference to an index (the "**Index**") and/or a formula (the "**Formula**"), as the Issuer and the relevant Purchaser or Purchasers may agree, as set out in the applicable Pricing Supplement;

"**Interest Commencement Date**" means, in the case of interest-bearing Notes, the date specified in the Pricing Supplement from which such Notes bear interest, which may or may not be the Issue Date;

"**Interest Payment Date**" means, in relation to any Floating Rate Note, the date which falls the number of months or other period(s) specified as the "**Interest Period**" in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Period, the Issue Date or the Interest Commencement Date, as the case may be;

"**Issue Date**" means, in respect of any Note, the date of the issue and purchase of such Note pursuant to Clause 2 below or in accordance with any other agreement between the Issuer and the relevant Purchaser or Purchasers, and in the case of any Definitive Notes it

means the same date as the date of issue of the Global Note which initially represented such Definitive Notes;

"**Lead Manager**" means in relation to any issue of Notes offered on a syndicated basis the person defined as the Lead Manager in the applicable Syndication Agreement;

"**Listing Rules**" means:

(i) in the case of Notes which are, or are to be listed on the London Stock Exchange, the listing and prospectus rules made by the London Stock Exchange and/or the UK Listing Authority from time to time under Part VI of the FSMA; and

(ii) in the case of Notes which are, or are to be, listed on a Stock Exchange other than the London Stock Exchange, the listing rules and regulations for the time being in force for such Stock Exchange;

"**London Stock Exchange**" means the London Stock Exchange plc or any body to which its functions have been transferred;

"**Managers**" means in relation to any issue of Notes offered on a syndicated basis the persons defined as the Managers in the applicable Syndication Agreement;

"**Market Abuse Directive**" means Directive 2003/6/EC;

"**Maturity Date**" means the date on which a Note is expressed to be redeemable;

"**NGN**" means a Temporary Global Note in the form set out in Part I of Schedule 3 of the Agency Agreement or a Permanent Global Note in the form set out in Part II of Schedule 3 of the Agency Agreement which, in either case, is intended to be eligible collateral for Eurosystem monetary policy and intra-day credit operations, and where the applicable Pricing Supplement specifies that the Notes are in NGN form;

"**Note**" means a Bearer Note or a Registered Note denominated in such currency or combination of currencies as may be agreed between the Issuer and the relevant Purchaser or Purchasers which:

(i) shall comply with such minimum or maximum maturity restrictions as may be required from time to time by the relevant monetary authority or any laws or regulations applicable to the relevant currency;

(ii) has a minimum denomination as may be required from time to time by the relevant monetary authority or any laws or regulations applicable to the relevant currency; and

is issued or to be issued by the Issuer pursuant to this Agreement or pursuant to any other agreement between the Issuer and the relevant Purchaser or Purchasers which shall be represented by, and comprised in, a Global Note denominated in the relevant currency or combination of currencies which may (in accordance with the terms of such Global Note) be exchanged for Definitive Notes denominated in the relevant currency, **provided that** the expression "**Note**" or "**Notes**" shall, unless the context otherwise requires, include any Global Note representing Notes issued under the Programme;

"**Official List**" means the official list of the UK Listing Authority;

"**Partly Paid Note**" means a Note in respect of which the issue price is paid in two or more instalments;

"**Permanent Global Note**" means a permanent global bearer note substantially in the form set out in Part II of Schedule 3 to the Agency Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers issued or to be issued by the Issuer pursuant to this Agreement or pursuant to any other agreement between the Issuer, and the relevant Purchaser or Purchasers in exchange for the whole or part of a Temporary Global Note issued in respect of Bearer Notes of the same Series;

"**Pricing Supplement**" means the document substantially in the form of Annex C to the Procedures Memorandum (or in such other form as may be agreed between the Issuer and the relevant Purchaser or Purchasers) which will be completed by the Issuer and the relevant Purchaser or Purchasers at the time of the agreement to issue and purchase Notes pursuant to Clause 2 or any other such agreement between the Issuer and the relevant Purchaser or Purchasers and includes any Pricing Supplement completed in relation to any Notes of the same series;

"**Procedures Memorandum**" means the Operating & Administrative Procedures Memorandum set out in Appendix A to the Agency Agreement as may be amended or varied from time to time by agreement between the parties hereto with the approval in writing of the Agent;

"**Programme**" means the Global Medium Term Note Programme established by or otherwise contemplated in this Agreement;

"**Prospectus**" means the Base Prospectus relating to the Notes prepared or to be prepared in connection with the Programme (as revised, supplemented, amended or updated) and, in relation to each Series of Notes, the Pricing Supplement relating to such Series and such other documents as are from time to time incorporated therein by reference and, in relation to any Series of Notes offered and issued pursuant to the Registration Document, includes the Registration Document (as revised, supplemented, amended or updated) and the relevant Securities Note and, if appropriate, the relevant Summary Note, except that for the purposes of Clause 3.2.1 only, references to "Prospectus" in Clause 4.1 shall mean the Prospectus as at the Agreement Date but not including any subsequent revision, supplement, amendment or update other than any supplement thereto only to record the particular issue details of the relevant Series of Notes;

"**Prospectus Directive**" means Directive 2003/71/EC. All references to Prospectus Directive shall include Commission Regulation (EC) No. 809/2004;

"**Purchaser**" means any Dealer or Third Party who agrees to purchase Notes as contemplated by Clause 2 or any other agreement between the Issuer and the relevant Purchaser or Purchasers and references to the relevant Purchaser or Purchasers means, in relation to any Note, the Purchaser or Purchasers with whom the Issuer has agreed the issue and purchase of such Note;

"**Receipt**" means a receipt attached on issue to a Definitive Bearer Note redeemable in instalments for the payment of the instalments of principal such receipt being substantially in the form set out in Part V of Schedule 3 to the Agency Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers and includes replacements for Receipts issued pursuant to the Conditions;

"**Registered Global Note**" means a registered Global Note substantially in the form set out in Part I of Schedule 2 to the Agency Agreement or in such other form as may be agreed

between the Issuer, the Agent and the relevant Purchaser or Purchasers issued or to be issued by the Issuer pursuant to this Agreement or pursuant to any other agreement between the Issuer and the relevant Purchaser or Purchasers;

"**Registered Note**" means a Note issued in registered form;

"**Registration Document**" means the document of that name dated the date of this Agreement relating to the Notes, which comprises a registration document for the purposes of Article 5.3 of the Prospectus Directive (as revised, supplemented, amended or updated) and which, together with the relevant Securities Note and Summary Note (if any) for a particular Series of Notes, shall comprise the prospectus for such Series, prepared for the purposes of Article 5.1 of the Prospectus Directive;

"**Securities Note**" means, in relation to a Series of Notes to be issued and offered pursuant to the Registration Document, the relevant securities note specifying the issue details of such Series and prepared for the purposes of Article 5.3 of the Prospectus Directive and which, together with the Registration Document and relevant Summary Note (if any) shall comprise the prospectus for such Series, prepared for the purposes of Article 5.1 of the Prospectus Directive;

"**Series**" means each original issue of Notes together with any further issues expressed to form a single series with the original issue and which are denominated in the same currency and which have the same Maturity Date, Interest Basis as set out in the applicable Pricing Supplement and Interest Payment Dates (if any) and the terms of which are (save for the Issue Date (or Interest Commencement Date, as the case may be) and the issue price) otherwise identical (including whether or not the Notes are listed) and shall be deemed to include the Global Notes and Definitive Notes of such Series; and the expressions "**Notes of the relevant Series**" and "**holders of Notes of the relevant Series**" and related expressions shall be construed accordingly;

"**Stock Exchange**" means the London Stock Exchange plc or any other or further stock exchange(s) or market(s) on which any Notes may from time to time be listed or admitted to trading and references in this Agreement to the "**relevant Stock Exchange**" shall, in relation to any Notes, be references to the Stock Exchange on which such Notes are from time to time, or will be, listed or admitted to trading;

"**Summary Note**" means, in relation to a Series of Notes which are to be issued and offered pursuant to the Registration Document and for which a summary is required to be prepared, the relevant summary note prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive and which together with the Registration Document and relevant Securities Note shall comprise the prospectus for such Series, prepared for the purposes of Article 5.1 of the Prospectus Directive;

"**Syndication Agreement**" means an agreement (by whatever name called) in or substantially in the form set out in Appendix F hereto;

"**Talons**" means the talons, if any, appertaining to, and exchangeable in accordance with the provisions therein contained for further Coupons appertaining to, a Definitive Bearer Note (other than a Zero Coupon Note), such talons being in the form or substantially in the form set out in Part VI of Schedule 3 to the Agency Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers and includes any replacements for Talons issued pursuant to the Conditions;

"**Temporary Global Note**" means a temporary global bearer note substantially in the form set out in Part I of Schedule 3 to the Agency Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers initially comprising Bearer Notes issued or to be issued by the Issuer pursuant to this Agreement;

"**The Depository Trust Company**" means The Depository Trust Company, New York;

"**Third Party**" means any person other than a Dealer who agrees to purchase Notes;

"**Tranche**" means all Notes of the same Series with the same Issue Date and Interest Commencement Date;

"**UK Listing Authority**" means the Financial Services Authority in its capacity as the competent authority under the FSMA;

"**Unlisted Notes**" means Notes which are not intended to be listed on any Stock Exchange as described in the Prospectus;

"**yen**" and "**¥**" mean Japanese yen; and

"**Zero Coupon Note**" means a Note on which no interest is payable (other than interest payable after the Maturity Date for such Note).

1.2 In this Agreement, clause headings are inserted for convenience and ease of reference only and shall not affect the interpretation of this Agreement. All references in this Agreement to the provisions of any statute shall be deemed to be references to that statute as from time to time modified, extended, amended or re-enacted.

1.3 All references in this Agreement to an agreement, instrument or other document (including, without limitation, this Agreement, the Agency Agreement, the Deed of Covenant, the Notes and any Conditions appertaining thereto) shall be construed as a reference to that agreement, instrument or document as the same may be amended, modified, varied or supplemented or novated from time to time.

1.4 All references in this Agreement to any provision of statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such re-enactment.

1.5 All references in this Agreement to a Directive include any applicable implementing measure of each Member State of the European Economic Area which has implemented such Directive.

1.6 Any reference herein to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent. In the case of NGNs, such additional or alternative clearing system must also be authorised to hold such Notes as eligible collateral for Eurosystem monetary policy and intra-day credit operations.

1.7 **Stock Exchanges**: References in this Agreement to Notes being or to be "**listed on the London Stock Exchange**" shall be to Notes that are or are to be admitted to the Official List and admitted to trading on the London Stock Exchange's EEA Regulated Market, and the terms "**to list**" and "**listing**" on the London Stock Exchange shall be interpreted accordingly, and in relation to any other European Economic Area Stock Exchange where the relevant European Economic Area Member State has implemented the Prospectus Directive, "**listing**" and "**listed**" shall be construed in a similar manner.

1.8 **Directives**: All references in this Agreement to a Directive include any relevant implementing measure of each Member State of the European Economic Area which has implemented such Directive and any amendments thereto (to the extent implemented by a relevant Member State) and all references to the "**Prospectus Directive**" shall include Commission Regulation (EC) No.809/2004.

2 Agreements to Issue and Purchase Notes

2.1 Subject to the terms and conditions of this Agreement, the Issuer may from time to time agree with any Purchaser to issue, and each Purchaser may agree to purchase, Notes. The Notes shall be represented by (i) in the case of Registered Notes, a Registered Global Note or Registered Global Notes or (ii) in the case of Bearer Notes, a Temporary Global Note or Temporary Global Notes. On each occasion upon which the Issuer and any Purchaser shall agree on the terms of the issue and purchase of one or more Notes by such Purchaser, including any of the matters relating to the Notes set out in the Prospectus, the Issuer shall, in each case, subject to the net subscription moneys being paid by such Purchaser as described below, cause such Notes, in the case of a Registered Note, to be issued, delivered to and registered in the name of a nominee of The Depository Trust Company or issued and delivered to a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of a nominee thereof, as specified in the applicable Pricing Supplement and, in the case of a Temporary Global Note, to be issued and delivered, if the Notes are CGNs, to a common depositary or, if the Notes are NGNs, to a common safekeeper, in each case for Euroclear and Clearstream, Luxembourg so that the securities account of such Purchaser with The Depository Trust Company, Euroclear or Clearstream, Luxembourg (as specified by such Purchaser) is credited with such Notes on the agreed Issue Date. Such Purchaser shall, subject to such Notes being so credited, cause the net subscription moneys for such Notes to be paid in the relevant currency by transfer of funds to the relevant cash account(s) of the Agent with The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg so that such payment is credited to such account(s) for value on such Issue Date. The procedures which the parties intend to apply for the purposes of this Clause are set out in the Procedures Memorandum. Unless otherwise agreed between the Issuer and the relevant Dealers, where more than one Dealer has agreed with the Issuer to purchase a particular issue of Notes pursuant to this Clause, the obligations of such Dealers to so purchase the Notes shall be joint and several.

2.2 Where the Issuer agrees with two or more Purchasers to issue, and such Purchasers agree to purchase, Notes on a syndicated basis, it shall enter into a Syndication Agreement with such Purchasers. For the avoidance of doubt, the Agreement Date in respect of such an issue shall be the date upon which such Syndication Agreement is entered into.

2.3 The procedures which the parties intend should apply for the purposes of non-syndicated issues are set out in Part 1 of Annex A of the Procedures Memorandum, as varied from time to time by agreement between the Issuer, the relevant Purchaser or Purchasers and the Agent. The procedures which the parties intend should apply for the purposes of syndicated issues are set out in Part 2 of Annex A of the Procedures Memorandum as varied from time to time by agreement between the Issuer, the relevant Lead Manager (on behalf of the Managers) and the Agent.

2.4 Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time.

3 Conditions of Issue; Updating

3.1 First issue

Before the Issuer reaches its first agreement with any Dealer for the issue and purchase of Notes, each Dealer shall have received, and found satisfactory, all of the documents and confirmations with respect to the Issuer described in the Initial Documentation List set out in Appendix A hereto.

3.2 Each issue

The obligations of a Dealer under any agreement for the issue and purchase of Notes made pursuant to Clause 2 are conditional upon:

3.2.1 the representations and warranties given by the Issuer in Clause 4 (save as expressly disclosed in writing by the Issuer to, and acknowledged in writing by, such Dealer prior to such agreement being entered into) being true and correct on the proposed Issue Date by reference to the facts then existing and whenever a Dealer agrees to purchase Notes such agreement shall be on the basis of, and in reliance on, a representation which the Issuer shall be deemed to make when such agreement is reached to the effect that, the representations and warranties are so true and correct;

3.2.2 any translation of a Summary Note or the summary contained in the Base Prospectus as required by Articles 5 and 18 of the Prospectus Directive (in each case if appropriate to the relevant Series of Notes) being, if prepared by the Issuer, accurate in all material respects and being not misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus;

3.2.3 there being no outstanding breach which has not been waived by the relevant Dealer or Dealers on the proposed Issue Date of any of the obligations of the Issuer under this Agreement and no outstanding breach, which (in the case of the Agency Agreement) has not been waived, of any of the obligations of the Issuer under the Notes, the Deed of Covenant or the Agency Agreement;

3.2.4 subject to Clause 11, the aggregate nominal amount of the Notes to be issued, when added to the aggregate nominal amount of all Notes outstanding (as defined in the Agency Agreement) on the proposed Issue Date (excluding for this purpose Notes due to be redeemed on such Issue Date) not exceeding euro 35,000,000,000 or its equivalent in other currencies as determined pursuant to sub-clause 3.5;

3.2.5 (except in the case of Unlisted Notes) those Notes having been accepted for listing on the relevant Stock Exchange or the relevant Dealer or Dealers being satisfied that the Notes will be so accepted within a short period of time following the Issue Date;

3.2.6 no meeting of the holders of Notes (or any of them), which is material in the context of the proposed issue of Notes, having been duly convened but not yet held or, if held but adjourned, the adjourned meeting having not been held;

3.2.7 there having been, since the Agreement Date no such change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the relevant Dealer or the Issuer, as the case may be, be likely to prejudice materially the sale by such Dealer of the Notes proposed to be issued;

3.2.8 the Issuer, the relevant Dealer or Dealers and the Agent having agreed the relevant forms of the Global Note, the Definitive Notes, Coupons and Talons (if any) and the Conditions;

3.2.9 in respect of the currency in which the Notes are to be denominated:

(i) such currency being accepted for settlement by any relevant clearing system;

(ii) the Issuer, the relevant Dealer or Dealers and the Agent having agreed the relevant settlement procedures;

(iii) the relevant Dealer or Dealers having received evidence satisfactory to it or them that the issue of Notes denominated in such currency is not contrary to any applicable law, statute or regulation and that all necessary consents, licences and approvals have been obtained for such issue; and

3.2.10 in the case of Floating Rate Notes, Dual Currency Notes or Indexed Notes, any calculations or determinations which are required to be made prior to the proposed Issue Date having been duly made in accordance with the Conditions.

3.3 Waiver

Any Dealer, on behalf of itself only, may waive any of the conditions precedent contained in sub-clause 3.2 above (save for the condition precedent contained in sub-clause 3.2.4 above and sub-clause 3.4 below) in writing in so far as they relate to an issue of Notes of a Series to that Dealer and shall notify the other Dealers in writing as soon as practicable thereafter.

3.4 Updating of Legal Opinion

On such occasions as a Dealer and the Issuer so agree, the Issuer will procure the production of a further legal opinion with such form and content as the relevant Dealer may reasonably require and deliver such legal opinion to the relevant Dealer. If, at or prior to the time of any agreement to issue and purchase Notes under Clause 2, it is agreed that an opinion will be so delivered, the receipt of such opinion in a form satisfactory to the Dealer(s) shall be a further condition precedent to the issue of those Notes.

3.5 Determination of amounts outstanding

For the purposes of subclause 3.2.4:

3.5.1 the euro equivalent of Notes denominated in a currency other than euro shall be determined, at the discretion of the Issuer, as of the Agreement Date for such Notes or on the preceding day on which commercial banks and foreign exchange markets are open in London, in each case on the basis of the spot rate for the sale

of euro against the purchase of the relevant currency in the London foreign exchange market quoted by any leading bank selected by the Issuer on the relevant day;

3.5.2 the amount (or, where applicable, the euro equivalent) of Dual Currency Notes and Indexed Notes shall be calculated by reference to the original nominal amount of such Notes and, in the case of Notes not denominated in euro, in the manner specified above;

3.5.3 the amount (or, where applicable, the euro equivalent) of Zero Coupon Notes and other Notes issued at a discount or premium shall be calculated by reference to the net proceeds received by the Issuer for the relevant issue and, in the case of Notes not denominated in euro, in the manner specified above; and

3.5.4 the amount (or, where applicable, the euro equivalent) of Partly Paid Notes shall be calculated by reference to the nominal amount regardless of the amount paid up on such Notes and, in the case of Notes not denominated in euro, in the manner specified above.

4 Representations and Warranties

The Issuer hereby represents and warrants to and for the benefit of each Dealer that:

4.1 the information contained in the Prospectus (including any documents incorporated by reference therein) is true and accurate in all material respects and is not misleading and that there are no other facts the omission of which would make any statement or information in the Prospectus misleading in any material respect and that all reasonable enquiries have been made to ascertain such facts;

4.2 the Notes (when issued) and this Agreement, the Agency Agreement and the Deed of Covenant constitute valid and legally binding obligations of the Issuer;

4.3 the Issuer is duly established and existing under the Bank Agreement which has been duly signed and ratified by all of the members of the Issuer;

4.4 the execution and delivery of this Agreement, the Deed of Covenant and the Agency Agreement, and the issue of the Notes and the performance of the terms of the Notes, the Coupons, the Talons (if any), this Agreement, the Deed of Covenant and the Agency Agreement will not conflict with or result in any breach of the terms or provisions of, or constitute a default under the Bank Agreement or any indenture, trust deed, mortgage or other agreement to which the Issuer is a party or by which it is bound;

4.5 all authorisations, consents and approvals that may be required by the Issuer for the execution and delivery of this Agreement, the Deed of Covenant and the Agency Agreement, and the issue of the Notes or any other matters contemplated by the Notes, this Agreement, the Deed of Covenant and the Agency Agreement have been obtained;

4.6 no event has occurred or circumstance arisen which would constitute (after the issue of the Notes) an Event of Default or which with the giving of notice or lapse of time or issue of a certificate would (after the issue of the Notes) be an Event of Default;

4.7 since the balance sheet dated the date of the last published audited financial statements of the Issuer, there has been no adverse change to the condition (financial or other), prospects, results of operations or general affairs of the Issuer which is material in the context of the issue of Notes under the Programme; and

4.8 the Prospectus has been published as required by the Prospectus Directive.

5 Undertakings of the Issuer

5.1 Delivery of information and updating of Prospectus

5.1.1 The Issuer shall notify each Dealer of:

(i) any event which would (or with the lapse of time and/or the issue of a certificate and/or the giving of notice) constitute an Event of Default or any breach of the warranties or undertakings contained in this Agreement, the Notes, the Deed of Covenant, the Agency Agreement or any of them, provided that any notification in respect of any such event or breach in respect of the Notes will be given only to Dealers who are directly party to this Agreement; and

(ii) any adverse development affecting the Issuer which, in the reasonable opinion of the Issuer, is material in the context of the issue of the Notes.

5.1.2 The Issuer shall comply with any undertakings given by it from time to time to the relevant Stock Exchange (and/or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority) in connection with any Notes or the listing thereof.

5.1.3 The Issuer shall advise the Dealers (or, in the case of a change affecting a specific issue of Notes, the relevant Dealer or, if more than one, the Lead Manager on behalf of the relevant Dealers) of any proposal to amend or supplement the Prospectus in accordance with its obligations under sub-clause 5.1.2 and (unless such supplement is being made solely to incorporate its financial statements) afford the Dealers a reasonable opportunity to comment on any such proposed amendment or supplement prior to its being made available to the public, provided that such consultation shall not be required if it would cause the Issuer to fail to be in compliance with applicable legal, stock exchange or regulatory requirements.

5.1.4 If, following the time of an agreement for the issue and purchase of Notes under Clause 2 and before the Issue Date of the relevant Notes, the conditions specified in Clause 3.2 would not be satisfied with reference to the facts then subsisting (and such conditions have not been waived by the relevant Dealer or Dealers), the Issuer shall forthwith notify the relevant Dealer or Dealers to this effect giving full details thereof.

5.2 Listing

5.2.1 The Issuer confirms that it has made an application for the Notes (other than Unlisted Notes) to be issued under the Programme to be listed on the London Stock Exchange or on such other Stock Exchange as the Issuer may agree with the relevant Purchaser or Purchasers. The Issuer shall make an application for the Notes of each Series (other than a Series of Unlisted Notes) also to be listed on the relevant Stock Exchange immediately upon agreement to issue such Notes being reached under Clause 2. In connection with such application, the Issuer shall endeavour to obtain such listing as promptly as practicable and the Issuer shall furnish any and all documents, instruments, information and undertakings that may be necessary or advisable in order to obtain or maintain such listing.

If after the preparation of the Prospectus for submission to the relevant Stock Exchange (and/or in the case of Notes to be listed on the London Stock Exchange, the UK Listing Authority) and at any time during the duration of the Programme a significant new factor, material mistake or inaccuracy arises or is noted relating to the information included in the Prospectus which is capable of affecting an assessment by investors of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and/or the rights attaching to the Notes, the Issuer shall give to the Dealers full information about such new factor, mistake or inaccuracy and shall publish a supplement to the Prospectus as may be required by the relevant Stock Exchange (and/or in the case of Notes to be listed on the London Stock Exchange, the UK Listing Authority), and shall otherwise comply with section 87 of the FSMA, if applicable, and the Listing Rules in that regard and shall supply to each Dealer such number of copies of the supplementary Prospectus as such Dealer may reasonably request.

5.2.2 If the Notes of any Series (other than a Series of Unlisted Notes) cease to be listed on the relevant Stock Exchange, the Issuer shall endeavour promptly to list the Notes on a stock exchange to be agreed between the Issuer and the Dealers.

5.3 Agency Agreement and Deed of Covenant

The Issuer undertakes that it will not:

5.3.1 without prior consultation with the Dealers terminate the Agency Agreement or effect or permit to become effective any amendment to the Agency Agreement which, in the case of an amendment, would or might adversely affect the interests of any Dealer or of any holder of Notes issued before the date of such amendment; or

5.3.2 without prior consultation with the Dealers appoint a different Agent or paying agent(s) under the Agency Agreement; or

5.3.3 without the prior consent in writing of the Dealers terminate or amend the terms of the Deed of Covenant,

and the Issuer will promptly notify each of the Dealers of any termination of, or amendment to, the Agency Agreement or the Deed of Covenant and of any change in the Agent or paying agent(s) under the Agency Agreement provided that the Issuer may from time to time appoint any entity or entities to act as calculation agent(s) for any particular Series of Notes without consultation with or notification to the Dealers.

5.4 Lawful compliance

5.4.1 The Issuer will at all times ensure that all necessary action is taken and all necessary conditions are fulfilled (including, without limitation, the obtaining of all necessary consents) so that it may lawfully comply with its obligations under the Notes, this Agreement, the Deed of Covenant and the Agency Agreement.

5.4.2 Without prejudice to the generality of sub-clause 5.4.1 above:

(i) the Issuer or its designated agent shall submit such reports or information as may be required from time to time by applicable law, regulations, guidelines and policies promulgated by governmental and regulatory authorities in the case of the issue and purchase of the Notes; and

(ii) in connection with the issue of any Notes by the Issuer to any Purchaser other than a Dealer, the Issuer agrees to comply with the restrictions set out in Appendix B hereto as though it were a Dealer.

5.5 Authorised representative

The Issuer will notify the Dealers immediately in writing if any of the persons named in the list referred to in paragraph 2 of Appendix A hereto shall cease to be authorised to take action on behalf of the Issuer or if any additional person shall be so authorised together, in the case of an additional authorised person, with evidence satisfactory to the Dealers that such person has been so authorised.

5.6 Information on Noteholders' meetings

The Issuer will, at the same time as it is despatched, furnish the Dealers with a copy of every notice of a meeting of the holders of the Notes (or any of them) which is despatched at the instigation of the Issuer and will notify the Dealers immediately upon its becoming aware that a meeting of the holders of the Notes (or any of them) has been convened by holders of the Notes provided that, in either case, the meeting is material in the context of the Programme and the issue of Notes thereunder.

5.7 No other issues

During the period commencing on the Agreement Date and ending on the relevant Issue Date with respect to any Notes issued on a syndicated basis which are to be listed, the Issuer will not, without the prior consent of the relevant Dealer (such consent not to be unreasonably withheld), offer or sell any notes, bonds or other debt securities of whatsoever nature (which are not issues of Notes made pursuant to an agreement to issue Notes under Clause 2) where such notes, bonds or other securities are issued on identical terms (including listing) as the Notes to be issued on the relevant Issue Date.

5.8 Third Party Purchasers

The Issuer will ensure that any Purchaser, not defined as a Dealer under this Agreement, will confirm that it agrees to be bound by the provisions hereof, with the exception of Clauses 3 to 7 (inclusive) and Clauses 9 to 13 (inclusive) hereof, as if so defined.

5.9 Offers to the Public in France

The Issuer undertakes that it will not offer any Notes, directly or indirectly, to the public in France.

5.10 Passporting

If the Issuer has agreed with any Dealer that the Financial Services Authority will be requested to provide a certificate of approval to the competent authority of one or more host member state(s) under Article 18 of the Prospectus Directive then the Issuer shall promptly request such certificate from the Financial Services Authority for delivery to the relevant host member state(s).

The Issuer shall promptly notify the relevant Dealer following receipt by the Issuer of confirmation that a certificate of approval has been delivered by the Financial Services Authority to the competent authority in any host Member State, as a result of a request by the Issuer under Article 18 of the Prospectus Directive.

6 Indemnity

6.1 The Issuer undertakes with each of the Dealers that it will indemnify and hold harmless each of the Dealers and individually each of its directors, officers, employees and/or each or any person who controls any Dealer from any losses, liabilities, costs, claims, damages, expenses or demands (or actions in respect thereof) which any of them may incur or which may be made against any of them, where such losses, liabilities, costs, claims, damages, expenses or demands (or actions to issue in respect thereof) arise out of, or in connection with, any failure for any reason by the Issuer to issue on the agreed Issue Date any Notes which a Dealer has agreed to purchase or any breach or alleged breach of the Issuer's representations, warranties, obligations, undertakings or agreements under this Agreement.

6.2 Each of the Dealers will severally indemnify the Issuer and individually each of its directors, officers and employees against any losses, liabilities, costs, claims, damages, expenses or demands (or actions in respect thereof) which any of them may incur or which may be made against any of them arising out of, or in connection with, any breach of any of its obligations, undertakings or agreements contained in Clause 8 or Clause 2.4 under this Agreement, provided that no Dealer shall be liable for any loss, liability, cost, claim, damage, expense or demand arising from the sale of Notes to any person believed in good faith by such Dealer, on reasonable grounds after making all reasonable investigations, to be a person to whom Notes could lawfully be sold in compliance with the provisions of Clause 8.

6.3 If any proceeding (including a governmental investigation) shall be instituted involving any of the Dealers in respect of which indemnity may be sought pursuant to Clause 6.1 or involving the Issuer in respect of which indemnity may be sought pursuant to Clause 6.2 (in either case the "**Indemnified**"), the Indemnified shall promptly notify the Issuer or, as the case may be, the Dealers (in either case, the "**Indemnifier**") in writing and the Indemnifier shall, unless the Indemnified elects to assume the defence itself, assume the defence thereof and retain lawyers satisfactory to the Indemnified and shall be liable to pay the fees and expenses of such lawyers related to such proceeding. In any proceeding, the Indemnified shall have the right to retain its own lawyers, but the fees and expenses of such lawyers shall be at the expense of the Indemnified unless (a) the Indemnifier and the Indemnified shall have mutually agreed to the retention of such lawyers or (b) the named parties to any such proceeding (including any joined parties) include the Indemnifier and the Indemnified and representation of both parties by the same lawyers (in the discretion of the Indemnified) would be inappropriate due to actual or potential differing interests between them or (c) the Indemnified has elected to assume the defence itself or the Indemnifier has failed to appoint lawyers pursuant to the previous sentence. It is understood that the Indemnifier shall reimburse such fees and expenses as they are incurred in respect of (a), (b) and (c). The Indemnifier shall not be liable for any settlement of any such proceeding effected without its written consent (provided that such consent shall not be unreasonably withheld or delayed), but if settled with such consent (or without such consent in circumstances where such consent shall have been unreasonably withheld or delayed as aforesaid) or if there be a final judgment for the plaintiff, the Indemnifier agrees to indemnify the Indemnified from and against any loss or liability by reason of such settlement or judgment. The Indemnifier will not settle any proceedings without the written consent of the Indemnified.

7 Authority to Distribute Documents

7.1 Subject to Clause 8, the Issuer hereby authorises each of the Dealers to provide copies of, and to make statements consistent with the contents of, the Prospectus and any other statements or information issued by the Issuer, or as the case may be, to make statements consistent with Clause 4 to actual and potential purchasers of the Notes.

7.2 Each Dealer acknowledges to, and agrees with, the Issuer that:

7.2.1 the Issuer has not authorised it to make representations in connection with any sale or proposed sale of any Notes other than those contained in, or consistent with the contents of, the Prospectus, Clause 4 above or the information approved in writing and provided by the Issuer pursuant to Clause 7.1 above (taken together with the Prospectus); and

7.2.2 it will not circulate any version of the Prospectus other than the latest version of the Prospectus published by the Issuer and made available to such Dealer from time to time.

8 Dealers' Undertakings

Each Dealer agrees to comply with the restrictions set out in Appendix B hereto and with any additional selling restrictions set out in the applicable Pricing Supplement for any Notes in respect of which such Dealer acts as a Dealer.

9 Fees, Expenses and Stamp Duties

The Issuer shall:

9.1 pay to each Dealer all commissions from time to time agreed in connection with the sale of any Notes (including any value added or other tax thereon) to that Dealer;

9.2 pay, unless otherwise agreed with the relevant Dealer or Dealers:

9.2.1 the fees and expenses of its legal advisers, auditors, the Agent and any paying agents;

9.2.2 all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, this Agreement, the Deed of Covenant and the Agency Agreement and the preparation and printing of the Notes, the Prospectus and any amendments or supplements thereto (including the updating of any legal opinions issued pursuant to Clause 3.4);

9.2.3 the cost of listing and maintaining the listing of the Notes (other than Unlisted Notes); and

9.2.4 the cost of any publicity agreed by the Issuer in connection with the issue of the Notes;

9.3 pay to Merrill Lynch the costs and expenses (including any value added or other tax thereon) incurred by Merrill Lynch in connection with the negotiation, preparation, execution and delivery of this Agreement and the Agency Agreement and any documents referred to in any of them as separately agreed in a letter dated the date of this Agreement between the Issuer and Merrill Lynch;

9.4 reimburse the Dealers (subject as provided in Clause 6.2 above) for their costs and expenses (including any value added or other tax thereon) reasonably and properly incurred in protecting or enforcing any rights under this Agreement, the Agency Agreement and the Deed of Covenant; and

9.5 pay promptly, and in any event before any penalty becomes payable, any stamp, documentary, registration or similar duty or tax (including any stamp duty reserve tax) payable in connection with the entry into, performance, enforcement or admissibility in evidence of this Agreement, any communication pursuant hereto, the Deed of Covenant, the Agency Agreement and any Note and shall indemnify each Dealer against any liability with respect to or resulting from any delay in paying or omitting to pay any such duty or tax.

10 Termination

10.1 The Issuer or (as to itself) a Dealer may terminate the arrangements described in this Agreement by giving not less than 30 days' written notice to the other parties hereto. The Issuer may terminate the appointment of a Dealer or Dealers by giving not less than 30 days' written notice to such Dealer or Dealers. Termination shall not affect any rights or obligations (including but not limited to those arising under Clause 6 or 9) which have accrued at the time of termination or which accrue thereafter in relation to any act or omission or alleged act or omission which occurred prior to such time. No termination of any appointment hereunder shall take effect until notice thereof shall have been given by the Issuer to the Agent.

10.2 Nothing in this Agreement shall prevent the Issuer from appointing one or more additional Dealers (for the duration of the Programme or in respect of an issue of a particular Series of Notes) upon the terms of this Agreement provided that, unless such appointment is effected pursuant to a Syndication Agreement:

10.2.1 the Issuer gives the Agent and all of the then appointed Dealers seven days' prior written notice of the proposed appointment of such additional Dealer or Dealers except in the case of the appointment of one or more such additional Dealers in respect of an issue of a particular Series of Notes when no such notice shall be required to be given to the Dealers;

10.2.2 any such additional Dealer shall have first delivered to the Issuer an appropriate Dealer Accession Letter substantially in the respective forms set out in Parts I and III of Appendix D hereto; and

10.2.3 the Issuer shall have delivered to such additional Dealer an appropriate confirmation letter substantially in the respective forms set out in Parts II and IV of Appendix D hereto,

whereupon such additional Dealer shall, subject to the terms of the relevant Dealer Accession Letter and the relevant confirmation letter, become a party to this Agreement, vested with all authority, rights, powers, duties and obligations of a Dealer as if originally named as a Dealer hereunder provided further that, except in the case of an appointment of a new Dealer for the duration of the Programme, following the issue of the relevant Temporary Global Note or the relevant Registered Global Note, as the case may be, the relevant new Dealer shall have no further such authority, rights, powers, duties or obligations except such as may have accrued or been incurred prior to or in connection with the issue of the relevant Temporary Global Note or Registered Global Note.

The Issuer shall forthwith supply to the Agent and all of the Dealers a copy of any Dealer Accession Letter or confirmation letter except in the case of the appointment of one or more such additional Dealers in respect of an issue of a particular Series of Notes when no such notice shall be required to be given to the Dealers.

11 Increase in the Aggregate Nominal Amount of the Programme

11.1 From time to time the Issuer may wish to increase further the aggregate nominal amount of the Notes that may be issued under the Programme. In such circumstances, the Issuer may give notification of such an increase (subject as set out in Clause 11.2) by the delivery to the Dealers of the letter set out in Appendix E hereto. Upon such notice being given to the Dealers, all references in this Agreement, the Procedures Memorandum, the Agency Agreement and any other agreement or deed in relation to the Programme to a Global Medium Term Note Programme of a certain nominal amount, shall be and shall be deemed to be to a Global Medium Term Note Programme of the increased nominal amount.

11.2 Notwithstanding Clause 11.1, the right of the Issuer to increase the aggregate nominal amount of the Programme shall be subject to each Dealer having received and found satisfactory all the documents and confirmations (in draft form where applicable) listed in Appendix A hereto (with such changes as may be relevant, with reference to the circumstances at the time of the proposed increase as are agreed between the Issuer and the Dealers), and the delivery of any further conditions precedent that any of the Dealers may reasonably require, including, without limitation, the production of an amendment or supplement to the Prospectus by the Issuer and any further or other documents required by the relevant Stock Exchange(s) (and/or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority) for the purpose of listing the Notes to be issued under the Programme on the relevant Stock Exchange(s). Merrill Lynch shall circulate to the Dealers all the documents and confirmations listed in Appendix A and any further conditions precedent so required. Any Dealer must notify Merrill Lynch and the Issuer within five business days of receipt if it considers, in its reasonable opinion, such documents, confirmations and, if applicable, such further conditions precedent to be unsatisfactory.

12 Counterparts

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

13 Communications

All communications shall be by email, or fax or letter delivered by hand or (but only where specifically provided in the Procedures Memorandum) by telephone. Each communication shall be made to the relevant party at the email address, fax number, postal address or telephone number and, in the case of a communication by fax, email or letter, marked for the attention of, or (in the case of a communication by telephone) made to, the person(s) from time to time specified in writing by that party to the other for the purpose. The initial telephone number and/or email address and/or fax number and/or postal address of, and person(s) so specified by, each party are set out on the signature pages hereof.

A communication shall be deemed received (if by fax or email) when an acknowledgement of receipt is received, (if by telephone) when made or (if by letter) when delivered; provided that any communication which is received (or deemed to take effect in accordance with the

foregoing) outside business hours or on a non-business day in the place of receipt shall be deemed to take effect at the opening of business on the next following business day in such place. Any communication delivered to any party under this Agreement which is to be sent by email or telefax will be written legal evidence.

14 Stabilisation

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the stabilising manager(s) (the "Stabilising Manager(s)") (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Pricing Supplement may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

The Issuer authorises the Stabilising Manager(s) to make adequate public disclosure of the information required by the Market Abuse Directive.

15 Contracts (Rights of Third Parties) Act 1999

A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

16 Governing Law and Jurisdiction

This Agreement and any non-contractual obligations arising out of or in connection with it, and every agreement made pursuant to Clause 2, is governed by, and shall be construed in accordance with, the laws of England.

Each of the parties hereto irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement may be brought in such courts.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

Appendix A
Initial Documentation List

Documents provided in relation to the Programme before amendment and restatement by this Agreement and remaining in full force and effect need not be resubmitted to the Dealers but a confirmation to that effect should be provided.

1 A certificate of the Secretary General or the Deputy Secretary General of the Issuer (a) certifying that, other than with effect from 15 October 2006 the amendment to Article 1 of the Agreement Establishing the European Bank for Reconstruction and Development, no changes have been made in relation to the Basic Documents of the Issuer and the Global Borrowing Authorisation, and (b) certifying the Issuer's borrowing authorisation for 2011.

2 A certificate of the Secretary General or the Deputy Secretary General of the Issuer setting forth a list of names, titles and specimen signatures of the persons authorised on behalf of the Issuer to sign agreements relating to borrowings of funds and issuance of securities.

3 Confirmation that, in the case of an issue of Bearer Notes, a master Temporary Global Note and a master Permanent Global Note or, in the case of an issue of Registered Notes, a Registered Global Note, in either case duly executed on behalf of the Issuer, has been delivered to the Agent or, as the case may be, the Registrar.

4 Legal opinions addressed to each of the Dealers dated the date hereof with such form and content as the Dealers may reasonably require from:

(a) Linklaters LLP, legal advisers to the Dealers as to English law;

(b) the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer; and

(c) Sullivan & Cromwell LLP, legal advisers to the Dealers as to U.S. law.

5 A conformed copy of each of the Deed of Covenant and the Agency Agreement and confirmation that executed copies of such documents have been delivered, in the case of the Agency Agreement to the Agent and the paying agents appointed thereunder and, in the case of the Deed of Covenant to a common depositary for Euroclear and Clearstream, Luxembourg.

6 Confirmation from the Financial Services Authority that the Base Prospectus and Registration Document have been approved as a base prospectus and registration document, respectively, for the purposes of the Prospectus Directive and that Notes (other than Unlisted Notes) to be issued under the Programme will be admitted to trading on the relevant EEA Regulated Market.

7 Letter of Representation from the Issuer to The Depository Trust Company.

8 A printed final version of the Base Prospectus.

9 Confirmation of the execution and delivery by the Issuer of its programme effectuation authorisation to each of Euroclear and Clearstream, Luxembourg (the "**ICSDs**") and confirmation of the execution and delivery of an Issuer - ICSD Agreement executed by the parties thereto.

Appendix B
Selling Restrictions

1 United States

1.1 Except to the extent permitted under U.S. Treas. Reg. Section 1.163-5(c)(2)(i)(D) (the "**D Rules**"), (a) each Dealer represents that it has not offered or sold, and agrees that during the restricted period will not offer or sell, Bearer Notes to a person who is within the United States or its possessions or to a United States person, and (b) each Dealer represents that it has not delivered and will not deliver within the United States or its possessions Definitive Bearer Notes that are sold during the restricted period.

1.2 Each Dealer represents and agrees that it has and agrees that throughout the restricted period it will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bearer Notes are aware that such Bearer Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules.

1.3 Each Dealer that is a United States person represents that it is acquiring Bearer Notes for purposes of resale in connection with their original issuance and if it retains Bearer Notes for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. Section 1.163-5(c)(2)(i)(D)(6).

1.4 With respect to each affiliate that acquires Bearer Notes from a Dealer for the purposes of offering or selling such Bearer Notes during the restricted period, such Dealer either (a) repeats and confirms the representations and agreements contained in paragraphs 1.1, 1.2 and 1.3 on such affiliate's behalf or (b) obtains from such affiliate for the benefit of the Issuer the representations and agreements contained in clauses 1.1, 1.2 and 1.3.

1.5 Terms used in this Clause have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

1.6 Each issue of Indexed Notes and Dual Currency Notes may be subject to additional U.S. selling restrictions as a term of the issue and purchase of such Notes. Each Dealer agrees that it shall offer, sell and deliver such Notes only in compliance with such additional U.S. selling restrictions.

2 United Kingdom

Each Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done or to be done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

3 European Economic Area (Public Offer Selling Restriction under the Prospectus Directive)

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Dealer represents and agrees, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by the Prospectus as completed by the final terms in relation thereto

to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "**Non-exempt Offer**"), following the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final terms, as applicable and the Issuer has consented in writing to its use for the purpose of the Non-exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (d) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU..

4 Japan

In the case of Notes denominated in Japanese yen, each Dealer understands that the relevant Notes have not been, and will not be, registered under the Financial Instruments and Exchange Act of Japan (the "**Financial Instruments and Exchange Act**"). Accordingly, each of the Dealers represents and agrees and each other Purchaser will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan,

including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

5 The Republic of France

Each Dealer represents and agrees and each Purchaser will be required to represent and agree that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France, and that (ii) offers and sales of Notes in the Republic of France will be made only to (a) providers of investment services relating to portfolio management for the account of third parties (*personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers*) and/or (b) qualified investors (*investisseurs qualifiés*), as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French *Code monétaire et financier*. In addition, each Dealer represents and agrees and each Purchaser will be required to represent and agree that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Prospectus or any other offering material relating to the Notes other than to investors to whom offers and sales of Notes in the Republic of France have been and shall be made as described above.

6 Singapore

Each Dealer acknowledges, and each Purchaser will be required to acknowledge, that the Base Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Dealer represents and agrees, and each Purchaser will be required to represent and agree, that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase nor will it offer or sell the Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, nor has it circulated or distributed nor will it circulate or distribute the Base Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

"securities" (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law; or

(4) as specified in Section 276(7) of the SFA.

7 General

Each Dealer and each other Purchaser will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes the Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have responsibility therefor.

Appendix C
Form of Deed of Covenant

THIS DEED OF COVENANT is made on 11 August 2011 by European Bank for Reconstruction and Development (the "**Issuer**") in favour of the account holders specified below of The Depository Trust Company, Clearstream Banking, *société anonyme* and Euroclear Bank S.A./N.V. or any other or additional clearing system or systems as are specified in the pricing supplement relating to any Note (as defined below) (each a "**Clearing System**").

WHEREAS:

(A) The Issuer has entered into an amended and restated Programme Agreement (the "**Programme Agreement**", which expression includes the same as it may be amended from time to time) dated 11 August 2011 with Goldman Sachs International, Merrill Lynch International, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International plc, as Dealers, under which the Issuer proposes from time to time to issue Global Medium Term Notes (the "**Notes**") subject to and with the benefit of an amended and restated Agency Agreement (the "**Agency Agreement**", which expression includes the same as it may be amended from time to time) dated 11 August 2011.

(B) The Notes will initially be represented by, and comprised in, Global Notes ("**Global Notes**") representing a certain number of underlying Notes in bearer or registered form (respectively, "**Bearer Notes**" and "**Registered Notes**" and, together, the "**Underlying Notes**").

(C) Each Global Note will, after issue, be deposited with, and, where applicable, registered in the name of a nominee on behalf of, one or more Clearing Systems. Upon such deposit of a Global Note the Underlying Notes represented by such Global Note will be credited to a securities account or securities accounts with one or more Clearing Systems (each such Clearing System or all such Clearing Systems together being referred to herein as the "**Relevant Clearing System**"). Any account holder with the Relevant Clearing System which has Underlying Notes credited to its securities account from time to time (each a "**Relevant Account Holder**") will, subject to and in accordance with the terms and conditions and operating procedures or management regulations of the Relevant Clearing System be entitled to transfer such Underlying Notes and (subject to and upon payment being made by the Issuer to the bearer in accordance with the terms of the relevant Global Note) will be entitled to receive payments from the Relevant Clearing System calculated by reference to the Underlying Notes credited to its securities account.

(D) In certain circumstances specified in each Global Note, a Global Note will become void. The time at which a Global Note becomes void is hereinafter referred to as the "**Relevant Time**". In such circumstances each Relevant Account Holder will, subject to and in accordance with the terms of this Deed, acquire against the Issuer all those rights (the "**Direct Rights**") which the Relevant Account Holder would have acquired had, prior to the Global Note becoming void, definitive Note(s) been issued in its favour by the Issuer in exchange for its Underlying Note(s), in the case of Registered Notes, in the form set out in Part II of Schedule 2 to the Agency Agreement and, in the case of Bearer Notes, in the form set out in Part III of Schedule 3 to the Agency Agreement.

NOW THIS DEED WITNESSES AS FOLLOWS:

1 If any Global Note becomes void in accordance with the terms thereof the Issuer hereby undertakes and covenants to and with each Relevant Account Holder (other than a

Relevant Clearing System if such Relevant Clearing System shall be an account holder of another Relevant Clearing System) that each Relevant Account Holder shall acquire against the Issuer the Direct Rights applicable to such Relevant Account Holder and each Underlying Note represented by such Global Note which such Relevant Account Holder has credited to its securities account with the Relevant Clearing System at the Relevant Time without any need for action on behalf of any person. The Issuer's obligation pursuant to this Clause shall be a separate and independent obligation by reference to each Underlying Note which a Relevant Account Holder has credited to its securities account with the Relevant Clearing System and the Issuer agrees that a Relevant Account Holder may assign its rights hereunder in whole or in part.

2 The records of the Relevant Clearing System shall be conclusive evidence of the identity of the Relevant Account Holders and the number of Underlying Notes credited to the securities account of each Relevant Account Holder. For the purposes hereof a statement issued by the Relevant Clearing System stating:

(i) the name of the Relevant Account Holder to which such statement is issued; and

(ii) the aggregate principal amount of Underlying Notes credited to the securities account of such Relevant Account Holder as at the opening of business on the first day following the Relevant Time on which the Relevant Clearing System is open for business,

shall be conclusive evidence of the records of the Relevant Clearing System at the Relevant Time.

3 In the event of a dispute, the determination of the Relevant Time by the Relevant Clearing System shall be final and conclusive for all purposes in connection with the Relevant Account Holders with securities accounts with the Relevant Clearing System.

4 All payments under this Deed shall be made by the Issuer to the Paying Agent (as defined in the Agency Agreement) without withholding or deduction for or on account of tax.

5 The Issuer hereby warrants, represents and covenants with each Relevant Account Holder that it has all corporate power, and has taken all necessary corporate or other steps, to enable it to execute, deliver and perform this Deed, and that this Deed constitutes a legal, valid and binding obligation of the Issuer in accordance with its terms.

6 This Deed shall take effect as a Deed Poll for the benefit of the Relevant Account Holders from time to time and for the time being. This Deed shall be deposited with and held by a common depositary for the Relevant Clearing System for the time being (being at the date hereof Citibank, N.A. at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB) until all the obligations of the Issuer hereunder have been discharged in full.

7 The Issuer hereby acknowledges the right of every Relevant Account Holder to the production of this Deed, and further acknowledges and covenants that the obligations binding upon it contained herein are owed to, and shall be for the account of, each and every Relevant Account Holder, and that each Relevant Account Holder shall be entitled severally to enforce the said obligations against the Issuer.

8 This Deed, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Issuer has caused this Deed to be duly executed the day and year first above mentioned.

EXECUTED as a deed under seal by	)
EUROPEAN BANK FOR RECONSTRUCTION	)
AND DEVELOPMENT and signed and	)
delivered as a deed on its behalf	)
by	)
in the presence of:	)

Witness's
Signature:

Name:

Address:

Appendix D
Part I
Form of Dealer Accession Letter - Programme

To: European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN

(the "**Issuer**")

[ ] 20[ ]

Dear Sirs,

European Bank for Reconstruction and Development
Global Medium Term Note Programme

We refer to the amended and restated Programme Agreement dated 11 August 2011 entered into in respect of the above Global Medium Term Note Programme (the "**Programme**"), and made between the Issuer and the Dealers party thereto (which agreement, as amended from time to time, is herein referred to as the "**Programme Agreement**").

Conditions Precedent

We confirm that we are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) current versions of such of the documents referred to in Appendix A of the Programme Agreement as we have requested*;

and have found them to be satisfactory. In the case of any documents referred to in Appendix A of the Programme Agreement which we have not requested, we hereby waive their production to us.

For the purposes of the Programme Agreement our details for the service of notices are as follows:

[insert name, address, telephone, email and attention].

In consideration of the Issuer appointing us as a Dealer under the Programme Agreement we hereby undertake, for the benefit of the Issuer and each of the other Dealers, that we will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement.

This letter, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law.

Yours faithfully,

[Name of new Dealer]

By:

cc: Citibank, N.A. (Agent)

* It is important to ensure that each original legal opinion permits it to be delivered to, and relied upon by, new Dealers, otherwise a side letter to this effect should be provided.

Part II
Form of Confirmation Letter - Programme

To: [Name and address of new Dealer]

[ ] 20[ ]

Dear Sirs,

European Bank for Reconstruction and Development
Global Medium Term Note Programme

We refer to the amended and restated Programme Agreement dated 11 August 2011 (such agreement, as amended from time to time, the "**Programme Agreement**") entered into in respect of the above Global Medium Term Note Programme and hereby acknowledge receipt of your Dealer Accession Letter to us dated [ ].

In accordance with Clause 10.2 of the Programme Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to the Programme Agreement, vested with all the authority, rights, powers, duties and obligations of a Dealer as if originally named as Dealer under the Programme Agreement.

Yours faithfully,

European Bank for Reconstruction and Development

By:

cc: Merrill Lynch International (Arranger)
for distribution to the other Dealers
Citibank, N.A. (Agent)

Part III
Form of Dealer Accession Letter - Note Issue

To: European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN

(the "**Issuer**")

[ ] 20[ ]

Dear Sirs

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]
issued pursuant to a Global Medium Term Note Programme

We refer to the amended and restated Programme Agreement dated 11 August 2011 entered into in respect of the above Global Medium Term Note Programme (the "**Programme**"), and made between the Issuer and the Dealers party thereto (which agreement, as amended from time to time, is herein referred to as the "**Programme Agreement**").

Conditions Precedent

We confirm that we are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of the current versions of such of the documents referred to in Appendix A of the Programme Agreement as we have requested*;

and have found them to be satisfactory. In the case of any documents referred to in Appendix A of the Programme Agreement which we have not requested, we hereby waive their production to us.

For the purposes of the Programme Agreement our details for service of notices are as follows:

[insert name, address, telephone, email and attention].

In consideration of the Issuer appointing us as a Dealer in respect of the issue of [*currency and amount*] [*description of Notes*] Notes due [ ] (the "**Issue**") under the Programme Agreement, we hereby undertake, for the benefit of the Issuer and each of the other Dealers, that in relation to the Issue we will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement.

This letter, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law.

Yours faithfully,

[Name of new Dealer]

By:

cc: Citibank, N.A. (Agent)

* It is important to ensure that each original legal opinion permits it to be delivered to, and relied upon by, new Dealers, otherwise a side letter to this effect should be provided.

Part IV
Form of Confirmation Letter - Note Issue

To: [Name and address of new Dealer]

[ ] 20[ ]

Dear Sirs

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]
issued pursuant to a Global Medium Term Note Programme

We refer to the amended and restated Programme Agreement dated 11 August 2011 (such agreement, as amended from time to time, the "**Programme Agreement**") entered into in respect of the above Global Medium Term Note Programme and hereby acknowledge receipt of your Dealer Accession Letter to us dated [ ].

In accordance with Clause 10.2 of the Programme Agreement we hereby confirm that, with effect from the date hereof in respect of the issue of [*currency and amount*] [*description of Notes*] Notes due [ ] (the "**Issue**"), you shall become a party to the Programme Agreement, vested with all the authority, rights, powers, duties and obligations of a Dealer in relation to the Issue as if originally named as Dealer under the Programme Agreement provided that following the issue of the [Temporary Global Note/Registered Global Note] representing the Issue you shall have no further such authority, rights, powers, duties or obligations except such as may have accrued or been incurred prior to or in connection with the issue of the [Temporary Global Note/Registered Global Note].

Yours faithfully,
European Bank for Reconstruction and Development

By:

cc: Citibank, N.A. (Agent)

Appendix E
Form of Letter
Requesting an Increase in the Aggregate Nominal Amount of the Programme

(Letterhead of the Issuer)

Dated [ ]

To: The Dealers
(as defined
in the amended and restated Programme
Agreement dated 11 August 2011,
as amended from time to time)

(the "**Programme Agreement**")

Dear Sirs,

European Bank for Reconstruction and Development
Global Medium Term Note Programme

We hereby notify you, pursuant to Clause 11.1 of the Programme Agreement, that the aggregate nominal amount of the above Programme shall be increased to euro [ ] from [*effective date*] whereupon all references in the Programme Agreement, the Procedures Memorandum, the Agency Agreement and any other agreement or deed in relation to the Programme will be deemed amended accordingly. We understand that this increase is subject to the satisfaction of the conditions set out in Clause 11.2 of the Programme Agreement.

Terms used in this letter have the meanings given to them in the Programme Agreement.

Yours faithfully,

European Bank for Reconstruction and Development

By:

cc: Citibank, N.A. (Agent)

Appendix F
Form of Syndication Agreement

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]

[DATE]

To: [ ]
(the "**Managers**")

c/o [ ]
(the "**Lead Manager**")

cc: Citibank, N.A. (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue [*currency and amount*] [*description of notes*] Notes due [ ] (the "**Notes**") pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2011 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

[1] This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Lead Manager confirms that it is in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Lead Manager (on behalf of the Managers) has requested;

and, on behalf of the New Dealer(s), has found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which it has not requested, the Lead Manager confirms, on behalf of the New Dealer(s), that it has waived such production.*

For the purposes of the Programme Agreement, the details of the Lead Manager for service of notices are as follows:

[insert name, address, telephone, email and attention].

---

* It is important to ensure that each original legal opinion permits it to be delivered to, and relied upon by, New Dealers, otherwise a side letter to this effect should be provided.

In consideration of the Issuer appointing the New Dealer(s) as (a) Dealer(s) in respect of the Notes under the Programme Agreement, each/the New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the Issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Lead Manager.

The Issuer hereby confirms that the New Dealer(s) shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause [3]) the New Dealer(s) shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.]

[2] Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes at a purchase price of [ ] per cent. of the principal amount of the Notes (the "**Purchase Price**") plus accrued interest, if any, being the issue price of [ ] per cent. less a selling concession of [ ] per cent. of such principal amount and a management and underwriting fee of [ ] per cent. of such principal amount.

[3] The settlement procedures set out in [Part 1 or Part 2][*] of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be [ ] (representing the Purchase Price, less the amount payable in respect of the Managers' expenses specified in Clause [4] hereof) which should be paid to the account of the Issuer with [*details of Issuer's account*];

(ii) "**Issue Date**" means [ ] hours ([ ] time) on [ ], or at such other time and/or date as the Issuer and the Lead Manager on behalf of the Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

[4] The Issuer shall bear and pay all costs and expenses incurred in or in connection with the printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the listing of the Notes on the [Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market/[ ] Stock Exchange] and making initial delivery of the Notes. In addition, the Issuer agrees to pay to the Lead Manager [ ] in respect of legal, travelling, email, facsimile, telephone, postage and advertising expenses incurred and to be incurred by the Managers in connection with the preparation and management of the issue and distribution of the Notes which sum may be deducted from the Purchase Price as provided in Clause [3] hereof.

[*] The parties may occasionally agree to use the Settlement Procedures set out in Part 1 of Annex 4.

[5] The obligation of the Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Lead Manager on the Payment Instruction Date of (i) legal opinions addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Lead Manager, on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters LLP, legal advisers to the Managers in England; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus [and the Supplementary Prospectus[es] dated [ ] [and [ ] respectively]] (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as the Lead Manager may reasonably require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for the liability of the Issuer in relation to expenses as provided in Clause [4] and except for any liability arising before or in relation to such termination), provided that the Lead Manager, on behalf of the Managers, may in its discretion waive any of the aforesaid conditions or any part of them.

[6]

6.1 The Lead Manager, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Lead Manager, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Lead Manager or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the liability of the Issuer for the payment of costs and expenses as provided in Clause [4] of this Agreement (but only to the extent of amounts actually incurred and, in any event, not exceeding [ ]), the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

[7] Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

[8] This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

[9] A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,
For: European Bank for Reconstruction and Development

By:

We agree to the foregoing.

For: [*names of Managers*]

By:

Annex A to the Syndication Agreement
FORM OF PRICING SUPPLEMENT

[Date]

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]
issued pursuant to a Global Medium Term Note Programme

[PART A – CONTRACTUAL TERMS]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 [as supplemented by the Supplementary Prospectus dated [•]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus [as so supplemented]. [The Base Prospectus [and the Supplementary Prospectus] [is] [are] available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][1]

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [•]] and incorporated by reference into the Base Prospectus dated 11 August 2011 and which are attached hereto. This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Base Prospectus dated 11 August 2011 [as so supplemented], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectuses dated [•] and [•] [and the Supplementary Prospectuses dated [•] and [•]]. The Base Prospectuses [and the Supplementary Prospectus[es]] are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][1]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 [as supplemented by the Supplementary Prospectus dated [•]].[2] This Pricing Supplement must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus [as so supplemented]. [The Base Prospectus [and the Supplementary Prospectus] [is] [are] available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][3]

[1] To be used for Series issued in compliance with the Prospectus Directive

[2] To be included where such Supplementary Prospectus amends or modifies the Conditions set forth in the Base Prospectus

[3] To be used for unlisted Series issued pursuant to an offer exempt from the Prospectus Directive

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [•]][4]. This Pricing Supplement must be read in conjunction with the Base Prospectus dated 11 August 2011 [and the Supplementary Prospectus dated [•]] save in respect of the Conditions which are extracted from the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [•]] and are attached hereto. Full information on the Notes is only available on the basis of this Pricing Supplement and the Base Prospectuses dated [original date] and 11 August 2011 [and the Supplementary Prospectuses dated [•] and [•]]. The Base Prospectuses [and the Supplementary Prospectus[es]] are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][5]

[Include each item but specify items as "not applicable" where appropriate]

[When completing this pricing supplement, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]

SUMMARY OF THE NOTES

1	Specified Currency:	[•]
2	Nominal Amount:	[•]
3	Type of Note:	(Specify from the following: Fixed Rate/Floating Rate/Zero Coupon/Indexed/Other In the case of "Other" specify features including, if relevant, Dual Currency/Partly Paid/Instalment/Physically Settled)
4	Issue Date:	[•]
5	Issue Price:	[•] per cent. [(*insert in the case of fungible issues only, if applicable*) plus [*insert number of days*] days accrued interest on the Nominal Amount from and including [*insert date*] to but excluding the Issue Date]
6	Maturity Date:	[•]
7	Fungible with existing Notes:	[No/Yes] [*If Yes, insert details of:* existing Notes, outstanding aggregate amount of Notes, existing Global Notes, ISIN and common code, if any, allocated to the

4 To be included where such Supplementary Prospectus amends or modifies the Conditions set forth in the Base Prospectus

5 To be used for unlisted Series issued pursuant to an offer exempt from the Prospectus Directive

		current issue and the date on which the current issue becomes fully fungible]

FORM OF THE NOTES

8	Form of Note:	[Bearer] [Registered]
9	New Global Note:*	[Yes] [No]
10	[(a)] Specified Denomination(s):	[•] [and integral multiples of [•] in excess thereof up to and including [•]. No Notes in definitive form will be issued with a denomination above [•].]
	[(b) Calculation Amount	[•]]
11	Exchange of Bearer Notes:	[Temporary Global Note exchangeable for permanent Global Note on certification as to non-US beneficial ownership on or after 40 days after the Issue Date and thereafter permanent Global Note exchangeable only upon an Exchange Event] [Temporary Global Note exchangeable for definitive Bearer Notes on or after 40 days after the Issue Date on certification as to non-US beneficial ownership] *[If the Specified Denominations of the Notes in paragraph 10 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000]" the Temporary Global Note must not be expressed to be exchangeable for definitive Bearer Notes and the following sentence should be inserted in this paragraph 11: "No exchange for definitive Notes will be possible in respect of a holding of Notes in an aggregate amount which is less than the Specified Denomination".*]
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	[No/Yes]
	(b) Date(s) on which the Talons mature:	[Insert details]
13	(a) Depositary for and registered holder of Registered Global Note:	[Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC] [Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited

* Note that this Programme contemplates that Bearer Notes may be issued in NGN form even if they are not intended to be recognised as eligible collateral for Eurosystem marketing policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Before selecting the designation "Yes" consider whether the Issuer does in fact want to issue in NGN form even though the designation "No" may be selected for paragraph 38.

			as nominee for the common depositary] [*Other*]
	(b)	Exchange of Registered Global Note:	[Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page [•] of the Base Prospectus]

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		[No/Yes] [If Yes, insert details]

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		[•]
	Fixed Rate Notes:		
16	(a)	Fixed Rate(s) of Interest:	[•] per cent. per annum payable [annually/semi-annually/quarterly]
	(b)	Fixed Interest Date(s):	[•]
	(c)	Initial Broken Amount per [Specified Denomination/ Calculation Amount]:	[specify amounts] [*If using Actual/Actual – ICMA as the day count fraction, insert the fixed amount payable for at least the first short coupon (and any subsequent short coupon), otherwise the definition for Actual/Actual – ICMA in Condition 4(a)(ii) will require amendment and, further, consider whether to insert figures for all fixed amount calculations to ensure that they match the same calculations in the underlying swap transaction*[*]]
	(d)	Final Broken Amount per [Specified Denomination/ Calculation Amount]:	[specify amounts]
	(e)	Fixed Day Count Fraction:	[specify whether: Actual/Actual • ISDA; or Actual/365 (Fixed); or Actual/360; or 30/360; or 30E/360 (Eurobond or ISDA basis); or Actual/Actual • ICMA; or other agreed basis]
	(f)	Business Day Convention:	[specify *one* of: Following Business Day/Modified Following Business Day/Preceding Business Day/other convention (insert details)]
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	[Condition 4(a)(iii) applies] [*Insert, if applicable, additional business centres or, for example, London] [other (insert details)*]

[*] The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	[*as required by Condition 4(a)(iii)* [Yes/No]][**]

Zero Coupon Notes:

17	(a)	Accrual Yield:	[insert details]
	(b)	Reference Price:	[insert details]
	(c)	Other formula or basis for determining Amortised Face Amount:	[insert details]
	(d)	Business Day Convention:	[Following Business Day] [Modified Following Business Day] [Preceding Business Day]
	(e)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5(d)(iii) and 5(h) apply] [*specify other*]

Floating Rate Notes and Indexed Notes:

18	(a)	Manner in which Rate of Interest is to be determined:	[*If Floating Rate Notes, specify one of*: ISDA Determination/Screen Rate Determination/Other – *if Other is specified, insert* "as set out in paragraph 22 below"] [*If Indexed Notes, insert, "See [Annex]/[paragraph 23 below]" and insert relevant details of Index/Formula and calculation of Interest Amount in Annex or paragraph 23 below, as applicable, and, when drafting, refer to paragraph 23(e) below, in so far as it relates to Indexed Notes, for the type of details required to be inserted*]
	(b)	Margin(s):	[plus] [minus] [•] per cent. per annum
	(c)	Minimum Rate of Interest (if any):	[•]
	(d)	Maximum Rate of Interest (if any):	[•]
	(e)	Floating Day Count Fraction:	[specify whether: Actual/Actual • ISDA; or Actual/365 (Fixed); or 30/360; or Actual/360; or 360E/360; or Actual/Actual – ICMA (in the case of Indexed Notes only); or other agreed basis] [*If Indexed Notes and using Actual/Actual – ICMA as the day count fraction and in the case of any short coupons, insert in the appropriate place (e.g. in*

[**] The Business Day Convention as stated in paragraph 16(f) above will always apply to the payment of interest but in very few Note issues will it be applicable to the calculation of interest. Specify "No" unless otherwise instructed.

	paragraph 23(e) below) the amount payable for at least the first short coupon (and any subsequent short coupon), otherwise the definition for Actual/Actual – ICMA in Condition 4(b)(v) will require amendment and, further, consider whether to insert figures for all other amounts to ensure that they match the same amounts in the underlying swap transaction]*
19 If ISDA Determination:	
(a) Floating Rate Option:	[•]
(b) Designated Maturity:	[•]
(c) Reset Date:	[•]
(d) ISDA Definitions:	[2000/2006] [*If ISDA 2000 is specified, insert full text of the relevant Day Count Fraction from the ISDA 2000 Definitions*]
20 If Screen Rate Determination:	
(a) Reference Rate:	[specify *one* of: LIBOR or EURIBOR or *other, although additional information is required if other, including fall back provisions*]
(b) Relevant Screen Page:	[•]
(c) Interest Determination Date:	[•]
21 If Indexed:	[*Insert*, "See [Annex]/[paragraph 23 below]" *and insert relevant details in Annex or paragraph 23 below, as applicable, and, when drafting, refer to paragraph 23(e) below, in so far as it relates to Indexed Notes, for the type of details required to be inserted – N.B. check with relevant Conditions to ensure that sufficient levels of fall back provisions are inserted in the Annex/paragraph 23 below, including worst case scenario.*]
22 If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	[Insert details of basis of determination]
23 General Provisions for Floating Rate Notes and Indexed Notes:	
(a) Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	[specify period or periods (in the case of Floating Rate Notes) or, if applicable, date or date(s)]

* The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

(b)	Business Day Convention:	[specify one of: Floating Rate/Following Business Day/Modified Following Business Day/Preceding Business Day/*other convention (insert details) – N.B. Floating Rate Convention may not precisely mirror the FRN Convention/Eurodollar Convention in Section 4.11 of the 2006 ISDA Definitions, so, if used, check that it matches the corresponding definition used for any underlying swap transaction*]*
(c)	Business Day definition if different from that in Condition 4(b)(i):	[Condition 4(b)(i) applies] [*Insert, if applicable, additional business centres or, for example, London)*] [*Other (insert details)*]
(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	[*as required by Condition 4(b)(i)* [Yes/No]]**
(e)	Terms relating to calculation of Interest Amount:	[*If Floating Rate Notes, either insert,* "Condition 4(b)(v) applies" *or, if Condition 4(b)(v) does not apply*, specify other relevant details e.g. day count fraction and/or rounding up, names of Reference Banks/Agent's Selection/other method for selection of Reference Banks/leave blank if Reference Banks will be those banks whose names appear on the Relevant Screen Page at 11:00 a.m.] [*If Indexed Notes, either:* (i) insert full details of Index/Formula and, in accordance with Condition 4(b)(ii) and 4(d), set out how Interest Amount is to be calculated with respect thereto (including rounding conventions) and identify which party is responsible for notifying others (and the timing requirements of such notifications) of the calculation of the Interest Amount and of any other determinations (e.g. an FX rate component of a Formula); *or* (ii) if using an Annex for this purpose insert, "See Annex" and insert such details in the Annex]. [*If Indexed Notes, where the Rate of Interest or Interest Amount is to be determined by reference to an Index to be derived from a screen page, the remaining paragraphs hereunder are relevant for the purposes of determining the relevant Index (with information in brackets being by way of example only and assuming that the Index is called "FXn" as derived from JPY/USD exchange rate appearing on*

* The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

** The Business Day Convention as stated in paragraph 23(b) above will always apply to the payment of interest but in very few Note issues will it be applicable to the calculation of interest. Specify "No" unless otherwise instructed.

a screen page – if otherwise, information should be modified accordingly):

"Where [FXn] means (i) the [arithmetic mean of the bid rate and offer rate] of the [JPY/USD] exchange rate (expressed in an amount of [JPY] per unit of [USD]) appearing on the [insert source and relevant screen page] (or such other page as may replace that page on such service or any successor for that service) (the "[insert abbreviation]") which is typically quoted in the row marked "[17:00]" as of [5:00 p.m.] [Tokyo] time on the day that is [10] Business Days prior to each Interest Payment Date (the "[Reference Date/FX Determination Date]") as determined by the [Calculation Agent/Determination Agent]; (ii) if no such rates appear on the [insert abbreviation for source of screen rate] on the [Reference Date/FX Determination Date], then the [arithmetic mean of the bid rate and offer rate] for the [JPY/USD] exchange rate (expressed as an amount of [JPY] per unit of [USD]) as announced by the [Bank of Japan] as appears on the [insert source and relevant screen page] (or such other page as may replace such page on such service) ("[insert abbreviation]") which are typically quoted in the column "JPY/USD" in the row marked "[17:00]" as of [5:00 p.m.] [Tokyo] time on the [Reference Date/FX Determination Date] as determined by the [Calculation Agent/Determination Agent] and (iii) if no such rates appear on [insert abbreviation for 2nd source of screen rate] on the [Reference Date/FX Determination Date], the [Calculation Agent/Determination Agent] will determine [FXn] as follows:

The [Calculation Agent/Determination Agent] will request 5 leading reference banks (selected by the [Calculation Agent/Determination Agent] [and agreed to by the Issuer/at its discretion]) in the [Tokyo] interbank market for their [mid] market quotations of the [JPY/USD] spot exchange rate at approximately [5:00] p.m. [Tokyo] time on the [Reference Date/FX Determination Date]. The highest and lowest of such quotations will be disregarded and the arithmetic mean of the remaining quotations shall be [FXn].

If only four quotations are so provided then [FXn] shall be the arithmetic mean of such quotations without regard to the highest and lowest quotations. If fewer than four quotations but at least two quotations are available [FXn] shall be the arithmetic mean of the quotations actually obtained by the

[Calculation Agent/Determination Agent].

If only one quotation is available the [Calculation Agent/Determination Agent] will determine that such quotation shall be [FXn] and if no such quotation is available or if the [Calculation Agent/Determination Agent] determines in its sole discretion that no suitable reference bank who is prepared to quote is available, the [Calculation Agent/Determination Agent] will determine [FXn] in its sole discretion acting in good faith and in an impartial and commercially reasonable manner in accordance with its normal procedures for determining such exchange rate (or a comparable exchange rate) at such time.

The [Calculation Agent/Determination Agent] shall notify the [Agent/Calculation Agent] of its determination of [FXn] as soon as practicable after such determination (but in no event later than [8] Business Days prior to the relevant Interest Payment Date), whereupon the [Agent/Calculation Agent] shall promptly calculate the Interest Amount payable per Specified Denomination on the relevant Interest Payment Date and as soon as practicable thereafter (but in no event later than [•] Business Days prior to the relevant Interest Payment Date), notify the Issuer and the Noteholders thereof."]

(f) Party responsible for calculation of the Interest Amount:

[*If Floating Rate Notes, then insert*, "Agent"][*If Indexed Notes and the Agent is responsible for calculating the Interest Amount, then insert*, "Citibank, N.A. (the "Calculation Agent") as set out herein and as agreed with the Issuer in accordance with Clause 8.4 of the Agency Agreement. All references to the Calculation Agent will include any successor or successors to Citibank, N.A. as Calculation Agent in respect of the Notes."][*]

[*If Indexed Notes and swap counterparty*[**] *or entity other than Agent is responsible for calculating the Interest Amount, then insert*, "[insert name of Calculation Agent] (the "Calculation Agent") shall be responsible for those duties and functions specified

[*] For any Indexed Notes where the Agent is the Calculation Agent and/or the Determination Agent, amend the standard form of Instruction Letter to the Agent to include additional wording as follows: "We hereby confirm our telephone instructions to you as [Agent/Registrar] and [Calculation Agent] [and] [Determination Agent] to undertake the duties set out in: 1. Part [ ] of Annex A of the Procedures Memorandum....; and 2. the Pricing Supplement relating to the Notes in accordance with Clause 8.4 of the Agent Agreement.".

[**] In the case of a "swap counterparty", this will be the entity with whom the Issuer enters into a swap transaction in connection with the issue of Notes.

herein in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Calculation Agent dated [insert date], as amended and/or supplemented from time to time (the "Calculation Agency Agreement"). All references to the Calculation Agent shall include any successor or successors to [insert name of entity] as Calculation Agent in respect of the Notes."]***

(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	[*If Floating Rate Notes, then insert*, "Agent is responsible for determining Rate of Interest applicable to each Interest Period".] [*If Indexed Notes, and the Agent is responsible for making any determination (e.g. FX determination or other Index), then insert*, "Citibank, N.A. (the "Determination Agent") shall be responsible for those duties and functions specified herein and as agreed with the Issuer in accordance with Clause 8(D) of the Agency Agreement. All references to the Determination Agent shall include any successor or successors to Citibank, N.A. as Determination Agent in respect of the Notes."]* [*If Indexed Notes and swap counterparty or entity other than Agent is responsible for making any determination (e.g. FX determination or other Index), then insert*, "[insert name of Determination Agent] (the "Determination Agent") shall be responsible for those duties and functions specified herein in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Determination Agent dated [insert date], as amended and/or supplemented from time to time (the "Calculation Agency Agreement"). All references to the Determination Agent shall include any successor or successors to [insert name of determination agent] as Determination Agent in respect of the Notes."]*
(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	[specify any countries to be added to the definition of Euro-zone, if any]

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to	[Condition 6(e) applies] [*Insert, if applicable, additional business centres or, for example, London*]

*** Confirm that an appropriate Calculation Agency Agreement is entered into if one is not already in existence. Details of the Notes should be entered in the Schedule to the Calculation Agency Agreement.

* Confirm that an appropriate Calculation Agency Agreement is entered into if one is not already in existence. Details of the Notes should be entered in the Schedule to the Calculation Agency Agreement.

	that set out in Condition 6:	*[Other special provisions relating to Payment Days (insert details)]* *[Note that the business centres specified in the definition of "Business Day" under Condition 4(a) and 4(b) relate to Fixed Interest Period end dates and Interest Period end dates, respectively, whereas the definition of "Payment Day" under Condition 6(e) relates to the date and place of presentation and as otherwise specified in Condition 6(e).]*
25	Dual Currency Notes:	[Insert details, including by whom and how the option is exercisable]
26	Physically Settled Notes:	[Insert details, including method of delivery, Calculation and Delivery Agent and fall back provisions]. [*If a Calculation and Delivery Agent is appointed, insert*, "All certificates, communications, determinations, calculations and decisions (the "determinations") made by the Calculation and Delivery Agent shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the other Paying Agents and all Noteholders. In making such determinations, the Calculation and Delivery Agent shall not act as agent for the Issuer and shall not thereby assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and, accordingly, no liability to the Noteholders shall attach to the Calculation and Delivery Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions herein. The Calculation and Delivery Agent agrees to always act in good faith and in an impartial and commercially reasonable manner in the exercise by it of its powers, duties and discretions pursuant to the provisions herein."]*

PROVISIONS REGARDING REDEMPTION/MATURITY**

27	(a)	Redemption at Issuer's option:	[No/Yes] [If Yes, insert date(s), price(s), whether in whole or part and, if applicable, any amendment to the

* Pursuant to Condition 1, for the purpose of physical deliveries in respect of the Notes represented by a Global Note in bearer form, the bearer holder of such Global Note is treated as Noteholder, unless otherwise specified herein. If physical delivery is permitted consideration should be given to need for a supplement to the Base Prospectus.

** If the Final Redemption Amount is less than 100% of the nominal value, the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.

			number of days' notice needed to be given to holders of Notes under Condition 5(b)]
	(b)	Redemption at Noteholder's option:	[No/Yes. If Yes, insert date(s) and price(s)]
28	(a)	Final Redemption Amount [for each Note/ per Calculation Amount] (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	[insert percentage of the nominal amount of each Note]/[per Calculation Amount]
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	[insert details (including method of calculation, party responsible for calculation and fall back provisions)]
29	Instalment Note:		[insert details regarding Instalment Amounts and Instalment Dates]
30	Early Redemption Amount for each Note payable on an event of default:		[insert amount or details (including, where required or different from the Conditions, method of calculation, party responsible for calculation and fall back provisions)] [check Condition 5(d)]

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	[Syndicated/Non-syndicated]
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	[insert details]
33	Date of Syndication Agreement:	[None] [insert details, including material features]
34	Stabilising Manager(s):	[None] [insert details]
35	Non-exempt Offer:	[Not Applicable] [An offer of the Notes may be made by the Managers [and [*specify, if applicable*]] other than pursuant to Article 3(2) of the Prospectus Directive in [specify relevant Member State(s) - *which must be jurisdictions where the Prospectus and any supplements have been approved or passported*] ("Public Offer Jurisdictions") during the period from [*specify date*] until [*specify date*] ("Offer Period"). See further paragraph 10 of Part B below.
36	Additional selling restrictions:	[insert details]
37	Details of additional/alternative clearing system approved by the Issuer and the Agent:	[insert details, including name(s), number(s) and address(es)]
38	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No]
		[Note that the designation "yes" simply means that

		the Notes are intended upon issue to be deposited with one of the International Central Securities Depositories as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.][*include this text if "yes" selected in which case the Notes must be issued in NGN form*]
39	Common Code:	[•]
	ISIN Code:	[•]
	[CUSIP Number:	[•]]
40	Listing:	[Official List of the UK Listing Authority and trading on the Regulated Market/Other (insert details)/None]
41	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	[Not applicable] [insert details]
42	Additional Information:	[if further information or disclosure is provided in the Pricing Supplement, which is supplemental to that provided in the Base Prospectus, specify whether the Dealers will take responsibility and be liable for any part of it]
43	Total Commissions:	[•]

[*The following information is to be included only in the version of the Pricing Supplement which is submitted in connection with an application for admission to listing and/or trading:*

This Pricing Supplement comprises the pricing supplement required for issue [and] [public offer in the Public Offer Jurisdictions] [and] [admission to trading on [*specify relevant regulated market*] of

the Notes described herein] pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from [*insert issue date of the Notes or such other date as may be applicable*] [or as soon as practicable thereafter]).]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. [[•] has been extracted from [•]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by (*specify source*), no facts have been omitted which would render the reproduced information inaccurate or misleading.]

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

....
CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION*

1 **LISTING**

[Application [is expected to be/has been/will be] made by the Issuer (or on its behalf) for the Notes to be admitted to trading on [*specify relevant regulated market*] with effect from [•] [or as soon as practicable thereafter]. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.] [Not Applicable.]

(Where documenting a fungible issue need to indicate that original securities are already admitted to trading).

2 **RATINGS**

[The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.]

Credit ratings included or referred to in this Pricing Supplement have been issued by [•] which is [a registered rating agency established in the European Union for the purposes of / an unregistered rating agency established outside the European Union for the purposes of / established in the European Union and is not registered but has applied to be registered under / a third country rating agency and the credit rating issued thereby has been endorsed by [•], a credit rating agency registered under / a third country rating agency that has not applied to be registered but is certified in accordance with Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **[NOTIFICATION**

The Financial Services Authority has provided the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Base Prospectus has

* May be excluded for issues of Notes outside the scope of the Prospectus Directive (i.e. offers which (i) are except under Article 3(2) of the Prospectus Directive and (ii) are unlisted or not listed on an EEA Regulated Market).

been drawn up in accordance with the Prospectus Directive.]

4 **[INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]**

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in ["Subscription and Sale"], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]

5 **[REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

[(i) Reasons for the offer	[•] *(See "Use of Proceeds" wording in Base Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*]
[(ii)] Estimated net proceeds:	[•] *(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)*
[(iii)] Estimated total expenses:	[•][*Include breakdown of expenses including the amount of any expenses and taxes specifically charged to the purchaser.*] *(If the Notes are derivative securities to which Annex XII of the Prospective Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)*

6 **[Fixed Rate Notes only – YIELD**

Indication of yield:	[•] Calculated as [*include details of method of calculation in summary form*] on the Issue Date. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

7 **[*Floating Rate Notes only* – HISTORIC INTEREST RATES**

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].]

8 **[*Index-Linked or other variable-linked Notes only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when

the risks are most evident. [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information. Include other information concerning the underlying required by Paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.]

The Issuer does not intend to provide post-issuance information.

9 **[Dual Currency Notes only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

10 **TERMS AND CONDITIONS OF THE OFFER***

Offer Price:	[•]
Conditions to which the offer is subject:	[Not Applicable/*give details*]
Description of the application process:	[Not Applicable/*give details*]
Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	[Not Applicable/*give details*]
Details of the minimum and/or maximum amount of application:	[Not Applicable/*give details*]
Details of the method and time limits for paying up and delivering the Notes:	[Not Applicable/*give details*]
Manner and date on which results of the offer are to be made public:	[Not Applicable/*give details*]
Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	[Not Applicable/*give details*]
Categories of potential investors to which the Notes are offered and whether tranche(s) have been reserved for certain countries:	[Not Applicable/*give details*]
Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	[Not Applicable/*give details*]
Amount of any expenses and taxes	[Not Applicable/*give details*]

* Not required for offerings exempt under Article 3(2) of the Prospectus Directive, even if admitted to trading on an EEA Regulated Market. Further, see paragraph 35 in Part A above.

specifically charged to the subscriber or purchaser:	
Name(s) and address(es), to the extent known to the Issuer, of the placers in the various countries where the offer takes place.	[None/*give details*]

SIGNATORIES

The Issuer

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN

Telephone: 020 7338 6000
Telefax: 020 7338 6100
Email: fundingdesk@ebrd.com
Attention: Funding Desk

By:



The Dealers

GOLDMAN SACHS INTERNATIONAL
Peterborough Court
133 Fleet Street
London EC4A 2BB

Telephone: 020 7774 1000
Telefax: 020 7774 4477
Attention: Euro Medium Term Note Desk

MERRILL LYNCH INTERNATIONAL
2 King Edward Street
London EC1A 1HQ

Telephone: 020 7995 3995
Telefax: 020 7995 2968
Attention: EMTN Trading and Distribution Desk

J.P. MORGAN SECURITIES LTD.
125 London Wall
London EC2Y 5AJ

Telephone: 020 7779 3469
Telefax: 020 7777 9153
Attention: Euro Medium Term Note Desk

MORGAN STANLEY & CO. INTERNATIONAL PLC
25 Cabot Square
Canary Wharf
London E14 4QA

Telephone: 020 7677 7799
Telefax: 020 7056 4984

Email: tmglondon@morganstanley.com
Attention: Head of Transaction Management Group, Global Capital Markets

Each by its duly authorised attorney:

Richard N. Doyle

Syndication Agreement

European Bank for Reconstruction and Development
U.S.$1,250,000,000 1.375 per cent. Global Notes due 20 October 2016

18 October 2011

To: Goldman Sachs International
HSBC Bank plc
Morgan Stanley & Co. International plc
(the "**Lead Managers**")

Barclays Bank PLC
BNP Paribas
Citigroup Global Markets Limited
Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
J.P. Morgan Securities Ltd.
Nomura International plc
(together with the Lead Managers, the "**Managers**")

c/o Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

cc: Citibank, N.A., (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$1,250,000,000 1.375 per cent. Global Notes due 20 October 2016 (the "**Notes**") pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2011 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Lead Managers (on behalf of the Managers) have requested;

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Lead Managers for service of notices are as follows:

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Tel: +44 20 7774 1000
Fax: +44 20 7774 4477
Attn: Syndicate Desk

HSBC Bank plc
8 Canada Square
London E14 5HQ

Tel: +44 20 7991 8888
Fax: +44 20 7992 4973
Attn: Transaction Management Group

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Tel: +44 20 7677 7799
Fax: +44 20 7056 4984
Attn: Head of Transaction Management Group, Global Capital Markets

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Lead Managers.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2

2.1 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes at a purchase price of 99.784 per cent. of the principal amount of the Notes (the "**Purchase Price**") plus accrued interest, if any, being the issue price of 99.909 per cent. less a combined selling and management and underwriting commission of 0.125 per cent. of such principal amount.

2.2 The Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Lead Managers.

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$1,247,300,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London;

(ii) "**Issue Date**" means 14.30 hours (London time) on 20 October 2011, or at such other time and/or date as the Issuer and the Lead Managers on behalf of the Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Lead Managers on the Payment Instruction Date of (i) legal opinions and/or disclosure letters (as applicable) addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Lead Managers, on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer, from

Linklaters LLP, legal advisers to the Managers in England and from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as the Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Lead Managers, on behalf of the Managers, may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Lead Managers, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Lead Managers, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Lead Managers, on behalf of the Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: 

We agree to the foregoing.

For: **GOLDMAN SACHS INTERNATIONAL**
HSBC BANK PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

Each by its duly authorised attorney

For: **BARCLAYS BANK PLC**
BNP PARIBAS
CITIGROUP GLOBAL MARKETS LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
J.P. MORGAN SECURITIES LTD.
NOMURA INTERNATIONAL PLC

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **GOLDMAN SACHS INTERNATIONAL**
HSBC BANK PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By: 

Each by its duly authorised attorney

For: **BARCLAYS BANK PLC**
BNP PARIBAS
CITIGROUP GLOBAL MARKETS LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
J.P. MORGAN SECURITIES LTD.
NOMURA INTERNATIONAL PLC

By: 

Each by its duly authorised attorney

Annex A
Form of Pricing Supplement

18 October 2011

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$1,250,000,000 1.375 per cent. Global Notes due 20 October 2016
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$1,250,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		20 October 2011
5	Issue Price:		99.909 per cent.
6	Maturity Date:		20 October 2016
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as nominee for

		Note:	DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 46 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.375 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	20 April and 20 October in each year, commencing 20 April 2012.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are London and New York City
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No

	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB HSBC Bank plc 8 Canada Square London E14 5HQ Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Lead Managers** Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB BNP Paribas 10 Harewood Avenue London NW1 6AA Citigroup Global Markets Limited Citigroup Centre Canada Square London E14 5LB Daiwa Capital Markets Europe Limited 5 King William Street

		London EC4N 7AX Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ Nomura International plc 1, Angel Lane London EC4R 3AB
28	Date of Syndication Agreement:	18 October 2011
29	Stabilising Manager:	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code	069423302
	ISIN Code:	US29874QCB86
	CUSIP Number:	29874QCB8
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are	Not Applicable

fungible) with other Notes denominated in euro.

37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 20 October 2011).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 20 October 2011. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Services Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$1,247,300,000

(iii) Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.394 per cent. (semi-annual) As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

Dated 11 August 2011

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

as Issuer

and

CITIBANK, N.A.

as Agent and Registrar

and

THE BANK OF NEW YORK MELLON SA/NV

as Paying Agent

AGENCY AGREEMENT

in respect of the
GLOBAL MEDIUM TERM NOTE PROGRAMME
(Amended and Restated)

Linklaters

Ref: CJXW/NP/RW

Linklaters

Table of Contents

Contents **Page**

AGENCY AGREEMENT

in respect of a

GLOBAL MEDIUM TERM NOTE PROGRAMME

THIS AGREEMENT is made on 11 August 2011 **BETWEEN**:

(1) **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT** of One Exchange Square, London EC2A 2JN (the "**Issuer**");

(2) **CITIBANK, N.A.** of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB as fiscal agent and registrar (in such capacities the "**Agent**" and the "**Registrar**", respectively, which expressions shall include any successor agent or registrar appointed in accordance with Clause 22 of this Agreement); and

(3) **THE BANK OF NEW YORK MELLON SA/NV** of 46 Rue Montoyerstraat, B-1000 Brussels, Belgium (the "**Paying Agent**", which expression shall include any additional or successor paying agent appointed in accordance with Clause 22 of this Agreement, together with the Agent, the "**Paying Agents**").

WHEREAS:

(A) The parties hereto entered into an amended and restated Agency Agreement (the "**Original Agency Agreement**") dated 30 August 2002 made between the Issuer, the Agent, the Registrar and The Bank of New York Mellon SA/NV in respect of a euro 35,000,000,000 Global Medium Term Note Programme (the "**Programme**") of the Issuer.

(B) The Original Agency Agreement has been subsequently amended prior to the date hereof, pursuant to an agreement (the "**Amended and Restated Agency Agreement**") dated 11 August 2010 between the Issuer, the Agent, the Registrar and The Bank of New York Mellon SA/NV (the Original Agency Agreement, as so amended and restated prior to the date hereof, being referred to as the "**Principal Agency Agreement**").

(C) The parties hereto have agreed to make certain modifications to the Principal Agency Agreement.

(D) This Agreement further amends and restates the Principal Agency Agreement. Any Notes issued under the Programme on or after the date hereof shall be issued pursuant to the Principal Agency Agreement, as amended and restated by this Agreement.

This does not affect any Notes issued under the Programme prior to the date of this Agreement, nor the respective rights, duties or obligations of any party pursuant to the Original Agency Agreement or the subsequent amendment or restatement thereof effected by the Amended and Restated Agency Agreement.

IT IS HEREBY AGREED as follows:

1 Definitions and Interpretation

1.1 The following expressions shall have the following meanings:

"**Base Prospectus**" means the prospectus dated the date of this Agreement relating to the Notes, which comprises a base prospectus for the purposes of Article 5.4 of the Prospectus Directive (as revised, supplemented, amended or updated);

"**Bearer Note**" means a note issued in bearer form;

"**Calculation and Delivery Agent**" means, in relation to the Notes of any Series, the person appointed as calculation and delivery agent in relation to the physical delivery of assets in respect of such Notes by the Issuer, pursuant to the provisions of a calculation and delivery agency agreement (or any other agreement) and shall include any successor calculation and delivery agent;

"**CGN**" means a Temporary Global Note in the form set out in Part I of Schedule 3 or a Permanent Global Note in the form set out in Part II of Schedule 3, in either case where the applicable Pricing Supplement specifies the Notes as being in CGN form;

"**Clearstream, Luxembourg**" means Clearstream Banking, *société anonyme*;

"**Common Safekeeper**" means, in relation to a series of Notes where the relevant note is a NGN, the common safekeeper for Euroclear and/or Clearstream, Luxembourg appointed in respect of such Notes;

"**Common Service Provider**" means, in relation to a series of Notes where the relevant note is a NGN, the common service provider for Euroclear and Clearstream, Luxembourg appointed in respect of such Notes;

"**Conditions**" means, in respect of any Note of any Series, the terms and conditions endorsed on, or incorporated by reference in, the Note or Notes constituting such Series (and reference to a numbered Condition shall be construed accordingly), such terms and conditions being in the form or substantially in the form set out in Schedule 1 to this Agreement or in such other form, having regard to the terms of issue of the relevant Series, as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers;

"**Coupon**" means an interest coupon attached on issue to a Definitive Bearer Note (other than a Zero Coupon Note), such coupon being:

(i) if appertaining to a Fixed Rate Note, substantially in the form set out in Part IV A of Schedule 3 to this Agreement; or

(ii) if appertaining to a Floating Rate Note, substantially in the form set out in Part IV B of Schedule 3 to this Agreement,

or, in any case, in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers; and the expression includes, where the context permits, any Talons and Receipts attached to a Definitive Bearer Note;

"**Couponholders**" means the several persons who are for the time being holders of the Coupons and includes, where the context permits, holders of Receipts and Talons;

"**Dealer**" means each of Goldman Sachs International, Merrill Lynch International, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc and any other entity which the Issuer may appoint as a Dealer under the Programme Agreement in accordance with the terms thereof and notify to the Agent in writing (but excluding any entity whose appointment has been terminated pursuant to the Programme Agreement and notice of whose termination of appointment has been given by the Agent to the Issuer and excluding

any entity whose appointment has lapsed pursuant to its terms), and "**Dealer**" means any one of them; references to a relevant Dealer or Dealers means, in relation to any Note, the Dealer or Dealers with whom the Issuer has agreed the issue and purchase of such Note;

"**Deed of Covenant**" means the amended and restated deed poll in the form set out in Appendix C to the Programme Agreement dated 11 August 2011 (as amended and/or supplemented from time to time) executed as a deed under seal by the Issuer in favour of certain accountholders with The Depository Trust Company, Euroclear and Clearstream, Luxembourg;

"**Definitive Bearer Note**" means a definitive Bearer Note issued or, as the case may require, to be issued by the Issuer in exchange or part exchange for a Temporary Global Note or, as the case may be, a Permanent Global Note, or part thereof, such definitive Bearer Note being substantially in the form set out in Part III of Schedule 3 to this Agreement or otherwise in such form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers and having (except in the case of a Zero Coupon Note) Coupons attached thereto on issue;

"**Definitive Note**" means, as the context requires, a Definitive Bearer Note or a Definitive Registered Note;

"**Definitive Registered Note**" means a definitive Registered Note issued or, as the case may require, to be issued by the Issuer in exchange or part exchange for a Registered Global Note, such definitive Registered Note being substantially in the form set out in Part II of Schedule 2 to this Agreement or otherwise in such form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers;

"**Distribution Compliance Period**" has the meaning given to that term in Regulation S under the Securities Act of 1933;

"**Dual Currency Note**" means a Note in respect of which payments of principal and/or interest are made in such different currencies, and rates of exchange will be calculated upon such basis, as the Issuer and the relevant Purchaser or Purchasers may agree, as indicated in the applicable Pricing Supplement;

"**EEA Regulated Market**" means a market as defined by Article 4.1 (14) of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments;

"**Euro**", "**euro**" or "**€**" means the euro as set out in Condition 8;

"**Euroclear**" means Euroclear Bank S.A./N.V.;

"**Eurosystem-eligible NGN**" means a NGN which is intended to be held in a manner which would allow Eurosystem eligibility, as stated in the applicable Pricing Supplement;

"**Euro-zone**" means the region comprised of member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union and any other countries as may be specified in the applicable Pricing Supplement;

"**Fixed Rate Note**" means a Note on which interest is calculated at a fixed rate, payable on a fixed date or dates agreed between the Issuer and the relevant Purchaser or Purchasers and on redemption, as indicated in the applicable Pricing Supplement;

"**Floating Rate Note**" means a Note on which interest is calculated at a floating rate, payable on an Interest Payment Date or Interest Payment Dates, as agreed between the Issuer and the relevant Purchaser or Purchasers and on redemption, as indicated in the applicable Pricing Supplement;

"**Global Note**" means a Registered Global Note, a Temporary Global Note and/or a Permanent Global Note, as the context may require;

"**Indexed Note**" means a Note in respect of which an amount of principal and/or interest payable is calculated by reference to an index (the "**Index**") and/or a formula (the "**Formula**"), as the Issuer and the relevant Purchaser or Purchasers may agree, as set out in the applicable Pricing Supplement;

"**Issue Date**" means, in respect of any Note, the date of the issue and purchase of such Note pursuant to the Programme Agreement or in accordance with any other agreement between the Issuer and the relevant Purchaser or Purchasers, and in the case of any Definitive Notes it means the same date as the date of issue of the Global Note which initially represented such Definitive Notes;

"**London Stock Exchange**" means the London Stock Exchange plc or any body to which its functions have been transferred;

"**Maturity Date**" means the date on which a Note is expressed to be redeemable;

"**month**" means calendar month;

"**NGN**" means a Temporary Global Note in the form set out in Part I of Schedule 3 or a Permanent Global Note in the form set out in Part II of Schedule 3, in either case where the applicable Pricing Supplement specifies the Notes as being in NGN form;

"**Note**" means a Bearer Note or a Registered Note issued or to be issued by the Issuer pursuant to the Programme Agreement or pursuant to any other agreement between the Issuer and the relevant Purchaser or Purchasers, which Bearer Note or Registered Note shall initially be represented by, and comprised in, a Global Note; and the expression "**Note**" or "**Notes**" shall, unless the context otherwise requires, include any Global Note representing Notes issued under the Programme;

"**Noteholders**" means:

(i) the several persons who are for the time being bearers of outstanding Bearer Notes; and

(ii) the several persons in whose names Registered Notes are for the time being registered,

save that, for so long as any of the Notes are represented by a Global Note, each person who is for the time being shown in the records of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (other than Clearstream, Luxembourg and Euroclear if Clearstream, Luxembourg or Euroclear shall be an account holder of The Depository Trust Company, other than Clearstream, Luxembourg if Clearstream, Luxembourg shall be an account holder of Euroclear and other than Euroclear if Euroclear shall be an account holder of Clearstream, Luxembourg) (in which regard any certificate or other document issued by The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be

conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agent, the Registrar and any other Paying Agent as a holder of such nominal amount of such Notes for all purposes other than for the payment of principal (including premium (if any)) and interest on such Notes, the right to which shall be vested, as against the Issuer, the Agent, the Registrar and any other Paying Agent, solely in the bearer of the Global Note in accordance with and subject to its terms (and the expressions "**Noteholder**", "**holder of Notes**" and related expressions shall be construed accordingly);

"**Official List**" means the official list of the UK Listing Authority;

"**outstanding**" means, in relation to the Notes, all the Notes issued other than (a) those which have been redeemed in full in accordance with this Agreement or the Conditions, (b) those in respect of which the date for redemption in accordance with the Conditions has occurred and the redemption moneys wherefore (including all interest (if any) accrued thereon to the date for such redemption and any interest (if any) payable under the Conditions after such date) have been duly paid to the Agent as provided herein (and, where appropriate, notice has been given to the Noteholders in accordance with Condition 13) and remain available for payment against presentation of Notes, (c) those which have become void under Condition 10, (d) those which have been purchased and cancelled as provided in Condition 5, (e) those mutilated or defaced Notes which have been surrendered in exchange for replacement Notes pursuant to Condition 11, (f) (for the purpose only of determining how many Notes are outstanding and without prejudice to their status for any other purpose) those Notes alleged to have been lost, stolen or destroyed and in respect of which replacement Notes have been issued pursuant to Condition 11, (g) those Registered Notes which have been transferred in whole or in part pursuant to the Conditions and the provisions of this Agreement, (h) Temporary Global Notes to the extent that they have been duly exchanged for Permanent Global Notes or, as the case may be, Definitive Bearer Notes and Permanent Global Notes to the extent that they have been duly exchanged for Definitive Bearer Notes, in each case pursuant to their respective provisions, (i) Registered Global Notes to the extent they have been duly exchanged for Definitive Registered Notes, and (j) Temporary Global Notes and Permanent Global Notes which have become void in accordance with their terms (provided that at the Relevant Time (as defined in the Deed of Covenant) the Underlying Notes (as defined in the Deed of Covenant) will be deemed to be still outstanding) and,

PROVIDED THAT for each of the following purposes, namely:

(i) the right to attend and vote at any meeting of the Noteholders or any of them; and

(ii) the determination of how many and which Notes are for the time being outstanding for the purposes of paragraphs 2, 5, 6 and 9 of Schedule 4 to this Agreement,

those Notes (if any) which are for the time being held by any person (including but not limited to the Issuer) for the benefit of the Issuer shall (unless and until ceasing to be so held) be deemed not to remain outstanding. Save for the purposes of the proviso herein, in the case of any Notes represented by a NGN, the Agent shall rely on the records of Euroclear and Clearstream, Luxembourg in relation to any determination of the nominal amount outstanding of each NGN;

"**Permanent Global Note**" means a permanent global bearer note substantially in the form set out in Part II of Schedule 3 to this Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers issued or to be issued by the Issuer pursuant to the Programme Agreement or pursuant to any other

agreement between the Issuer and the relevant Purchaser or Purchasers in exchange for the whole or part of a Temporary Global Note issued in respect of Bearer Notes of the same Series;

"**Pricing Supplement**" means the document substantially in the form of Annex C to the Procedures Memorandum (or in such other form as may be agreed between the Issuer and the relevant Purchaser or Purchasers) which will be completed by the Issuer and the relevant Purchaser or Purchasers at the time of the agreement to issue and purchase Notes pursuant to the Programme Agreement or any other such agreement between the Issuer and the relevant Purchaser or Purchasers and includes any Pricing Supplement completed in relation to any Notes of the same Series;

"**Procedures Memorandum**" means the Operating & Administrative Procedures Memorandum set out in Appendix A to this Agreement as may be amended or varied from time to time by agreement between the Issuer and the Agent with the approval in writing of the Dealers;

"**Programme**" means the Global Medium Term Note Programme established or otherwise contemplated in the Programme Agreement;

"**Programme Agreement**" means the amended and restated programme agreement of even date herewith between the Issuer and the Dealers concerning the purchase of Notes to be issued by the Issuer and includes any amendment or supplement thereto;

"**Prospectus**" means the Base Prospectus relating to the Notes prepared or to be prepared in connection with the Programme (as revised, supplemented, amended or updated) and, in relation to each Series of Notes, the Pricing Supplement relating to such Series and such other documents as are from time to time incorporated therein by reference and, in relation to any Series of Notes offered and issued pursuant to the Registration Document, includes the Registration Document (as revised, supplemented, amended or updated) and the relevant Securities Note and, if appropriate, the relevant Summary Note;

"**Purchaser**" means any Dealer or third party who agrees to purchase Notes and references to the relevant Purchaser or Purchasers means, in relation to any Note, the Purchaser or Purchasers with whom the Issuer has agreed the issue and purchase of such Note;

"**Receipt**" means a receipt attached on issue to a Definitive Bearer Note redeemable in instalments for the payment of the instalments of principal, such receipt being substantially in the form set out in Part V of Schedule 3 to this Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers and includes replacements for Receipts issued pursuant to the Conditions;

"**Reference Banks**" means:

(i) if "Agent's Selection" is specified in the applicable Pricing Supplement, in the case of a determination of LIBOR, the principal London office of five major international banks active in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of five major international banks active in the Euro-zone inter-bank market, in each case selected by the Agent; or

(ii) the banks specified or the banks to be selected by such method as may be specified in the applicable Pricing Supplement; or

(iii) if none of the above are specified in the applicable Pricing Supplement, those banks whose names appear on the Relevant Screen Page as at 11:00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the relevant Interest Determination Date or, if such page contains a single rate (without details of the relevant reference banks) which is itself the single arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, such other page(s) on which the banks used to determine such average appear, provided that:

(a) if the Relevant Screen Page is then not available or fewer than three such names then appear, the Reference Banks shall be the banks whose names last appeared on such page(s) when no fewer than three such names appeared; and

(b) if the Relevant Screen Page is not then available but such page(s) when last available displayed only one London inter-bank offered rate (in the case of LIBOR), or one Euro-zone inter-bank offered rate (in the case of EURIBOR), which was itself the arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, the Reference Banks shall be the banks which were used to determine such arithmetic mean.

In the case of a determination of LIBOR, references to Reference Banks are to their principal London offices and in the case of a determination of EURIBOR, references to Reference Banks are to their principal Euro-zone offices.

If the Reference Rate from time to time in respect of Floating Rate Notes of a Series is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Series will be determined as provided in the applicable Pricing Supplement;

"**Register**" means the register maintained by the Registrar for the purposes of recording the information referred to in Clause 9.1.2 below;

"**Registered Global Note**" means a registered Global Note substantially in the form set out in Part I of Schedule 2 to this Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers issued or to be issued by the Issuer pursuant to the Programme Agreement or pursuant to any other agreement between the Issuer and the relevant Purchaser or Purchasers;

"**Registered Note**" means a Note issued in registered form;

"**Registration Document**" means the document of that name dated the date of this Agreement relating to the Notes, which comprises a registration document for the purposes of Article 5.3 of the Prospectus Directive (as revised, supplemented, amended or updated) and which, together with the relevant Securities Note and Summary Note (if any) shall comprise the prospectus for such Series, prepared for the purposes of Article 5.1 of the Prospectus Directive;

"**repay**" shall include "**redeem**" and vice versa and "**repaid**", "**repayable**" and "**repayment**" and "**redeemed**", "**redeemable**" and "**redemption**" shall be construed accordingly;

"**Securities Note**" means, in relation to a Series of Notes to be issued and offered pursuant to the Registration Document, the relevant securities note specifying the issue details of such Series and prepared for the purposes of Article 5.3 of the Prospectus Directive and which, together with the Registration Document and relevant Summary Note (if any) shall comprise the prospectus for such Series, prepared for the purposes of Article 5.1 of the Prospectus Directive;

"**Series**" means each original issue of Notes together with any further issues expressed to form a single series with the original issue and which are denominated in the same currency and which have the same Maturity Date, Interest Basis as set out in the applicable Pricing Supplement and Interest Payment Dates (if any) and the terms of which are (save for the Issue Date (or the Interest Commencement Date, as the case may be) and the issue price) otherwise identical (including whether or not the Notes are listed) and shall be deemed to include the Global Notes and Definitive Notes of such Series; and the expressions "**Notes of the relevant Series**" and "**holders of Notes of the relevant Series**" and related expressions shall be construed accordingly;

"**Stock Exchange**" means the London Stock Exchange plc or any other or further stock exchange(s) on which any Notes may from time to time be listed and references in this Agreement to the "**relevant Stock Exchange**" shall, in relation to any Notes, be references to the Stock Exchange on which such Notes are from time to time, or will be listed or admitted to trading;

"**Talons**" means the talons, if any, appertaining to, and exchangeable in accordance with the provisions therein contained for further Coupons appertaining to, a Definitive Bearer Note (other than a Zero Coupon Note), such talons being in the form or substantially in the form set out in Part VI of Schedule 3 to this Agreement or in such other form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers and includes any replacements for Talons issued pursuant to the Conditions;

"**Temporary Global Note**" means a temporary global bearer note substantially in the form set out in Part I of Schedule 3 to this Agreement or in such form as may be agreed between the Issuer, the Agent and the relevant Purchaser or Purchasers initially comprising Bearer Notes issued or to be issued by the Issuer pursuant to the Programme Agreement;

"**Tenor**" means, in respect of any Note, the period from and including its Issue Date to, but excluding, its Maturity Date;

"**The Depository Trust Company**" means The Depository Trust Company, New York;

"**Tranche**" means Notes which are identical in all respects (including as to listing);

"**UK Listing Authority**" means the Financial Services Authority (or any body to which its functions are transferred) in its capacity as competent authority under the Financial Services and Markets Act 2000;

"**Unlisted Notes**" means Notes which are not intended to be listed on any Stock Exchange as described in the Prospectus; and

"**Zero Coupon Note**" means a Note on which no interest is payable (other than interest payable after the Maturity Date of such Note).

1.2 Expressions defined in the Conditions and the Programme Agreement shall have the same meanings herein unless otherwise stated.

1.3 All references in this Agreement:

1.3.1 to the records of Euroclear and Clearstream, Luxembourg shall be to the records that each of Euroclear and Clearstream, Luxembourg holds for its customers which reflect the amount of such customers' interests in the Notes;

1.3.2 to the "common service provider" or to the "common safekeeper" shall be to the "Common Service Provider" or to the "Common Safekeeper", as the case may be;

1.3.3 to principal and/or interest or both in respect of the Notes or to any moneys payable by the Issuer under this Agreement shall be deemed to include (a) in relation to Zero Coupon Notes, the Amortised Face Amount, (b) in relation to Indexed Notes, the Redemption Amount or Early Redemption Amount, (c) in relation to Dual Currency Notes, the principal or interest in the relevant Specified Currency, (d) in relation to Notes redeemable in instalments, the Instalment Amount, (e) any premium and any other amounts which may be payable in respect of the Notes and (f) in relation to any Notes which provide for settlement by delivery of underlying assets, such assets which are deliverable in respect thereof;

1.3.4 to the "**relevant currency**" shall be construed as references to the currency (which term shall, for these purposes, be deemed to include euro) in which the relevant Notes and/or Coupons are denominated (or payable in the case of Dual Currency Notes); and

1.3.5 to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, wherever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent. In the case of NGNs, such alternative clearing system must also be authorised to hold such Notes as eligible collateral for Eurosystem monetary policy and intra-day credit operations.

2 Appointment of Agent, other Paying Agents and Registrar

2.1 The Agent is hereby appointed, and the Agent hereby agrees to act, as agent of the Issuer, upon the terms and subject to the conditions set out below, for the purposes of, *inter alia*:

2.1.1 completing, authenticating and issuing Temporary Global Notes and Permanent Global Notes;

2.1.2 giving effectuation instructions in respect of each Global Note which is an Eurosystem-eligible NGN;

2.1.3 exchanging Temporary Global Notes for Permanent Global Notes or Definitive Notes, as the case may be, in accordance with the terms of each Temporary Global Note and, in respect of any such exchange, (i) making all notations on Global Notes which are CGNs as required by their terms and (ii) instructing Euroclear and Clearstream, Luxembourg to make appropriate entries in their records in respect of all Global Notes which are NGNs;

2.1.4 exchanging Permanent Global Notes for Definitive Notes in accordance with the terms of each Permanent Global Note and, in respect of any such exchange, (i) making all notations on Permanent Global Notes which are CGNs as required by their terms and (ii) instructing Euroclear and Clearstream, Luxembourg to make

appropriate entries in their records in respect of all Permanent Global Notes which are NGNs;

2.1.5 reimbursing the Paying Agents for sums paid on Global Notes, Definitive Notes and Coupons;

2.1.6 paying sums due on the Temporary Global Notes, the Permanent Global Notes, the Definitive Bearer Notes and Coupons and instructing Euroclear and Clearstream, Luxembourg to make appropriate entries in their records in respect of all Global Notes which are NGNs;

2.1.7 determining the interest payable on Floating Rate Notes in accordance with the Conditions;

2.1.8 receiving notice from Euroclear and/or Clearstream, Luxembourg relating to the certificates of non-U.S. beneficial ownership of the Bearer Notes;

2.1.9 arranging on behalf of the Issuer for notices to be communicated to the Noteholders in accordance with the Conditions;

2.1.10 determining the date of completion of distribution of the Bearer Notes represented by each Temporary Global Note, based upon notification from the Purchaser or Purchasers and notifying such determination to the Issuer, the Purchaser or Purchasers and Euroclear and Clearstream, Luxembourg;

2.1.11 ensuring that all necessary action is taken to comply with the reporting requirements of any competent authority of any relevant currency as may be in force from time to time with respect to the Notes to be issued under the Programme;

2.1.12 other than in relation to Unlisted Notes, submitting each Pricing Supplement to the UK Listing Authority and/or the relevant Stock Exchange on which such Notes may from time to time be listed; and

2.1.13 otherwise fulfilling its duties and obligations as set out in the Conditions and this Agreement including (for the avoidance of doubt) any obligation set out in any Schedule to this Agreement.

2.2 Each Paying Agent is hereby appointed as paying agent of the Issuer, upon the terms and subject to the conditions set out below, for the purposes of paying sums due on Bearer Notes and Coupons and of performing all other obligations and duties imposed on it by the Conditions and this Agreement.

2.3 In relation to each issue of Eurosystem-eligible NGNs, the Issuer hereby authorises and instructs the Agent to elect Clearstream, Luxembourg as common safekeeper. From time to time, the Issuer and the Agent may agree to vary this election. The Issuer acknowledges that any such election is subject to the right of Euroclear and Clearstream, Luxembourg to jointly determine that the other shall act as common safekeeper in relation to any such issue and agrees that no liability shall attach to the Agent in respect of any such election made by it.

2.4 The Registrar is hereby appointed as registrar of the Issuer upon the terms and subject to the conditions set out below and in the Conditions relating to Registered Notes. The obligations of the Paying Agents and the Registrar are several and not joint.

2.5 For the purposes of this Agreement, the Notes of each Series shall form a separate series of Notes and accordingly the provisions of Clauses 3 to 15 (inclusive), 19, 22 and 23 below and Schedule 4 hereto shall apply *mutatis mutandis* separately and independently to the Notes of each Series and in such Clauses and Schedule the expressions "**Notes**", "**Noteholders**", "**Couponholders**" and "**Conditions**" shall be construed accordingly.

3 Issue of Temporary Global Notes and Registered Global Notes

3.1 Unless otherwise agreed between the Issuer and the Agent and subject to subclause 3.3 below, following receipt of notification in accordance with the terms of the Procedures Memorandum from the Issuer in respect of an issue of Bearer Notes, the Agent will take the steps required of the Agent in the Procedures Memorandum. For this purpose the Agent is hereby authorised on behalf of the Issuer:

3.1.1 to prepare a Temporary Global Note in accordance with the applicable Pricing Supplement by attaching a copy of the Pricing Supplement to a copy of the master Temporary Global Note;

3.1.2 to authenticate such Temporary Global Note;

3.1.3 to deliver the Temporary Global Note to the specified common depositary (if the Temporary Global Note is a CGN) or specified common safekeeper (if the Temporary Global Note is a NGN) for Euroclear and Clearstream, Luxembourg and, in the case of a Temporary Global Note which is a Eurosystem-eligible NGN, to instruct the common safekeeper to effectuate the same;

3.1.4 to ensure that the Notes of each Tranche are assigned, as applicable, security numbers (including, but not limited to, common codes and ISINs) which are different from the security numbers assigned to Notes of any other Tranche of the same Series until at least expiry of the Distribution Compliance Period in respect of the Tranche; and

3.1.5 if the Temporary Global Note is a NGN, instruct Euroclear and Clearstream, Luxembourg, to make the appropriate entries in their records to reflect the initial outstanding aggregate principal amount of the relevant Tranche of Notes.

3.2 Unless otherwise agreed between the Issuer and the Agent and subject to subclause 3.3 below, following receipt of notification in accordance with the terms of the Procedures Memorandum from the Issuer in respect of an issue of Registered Notes, the Registrar will take steps required of the Registrar in the Procedures Memorandum. For this purpose the Registrar is hereby authorised on behalf of the Issuer:

3.2.1 in the case of the first Tranche of any Series of Notes, to prepare a Registered Global Note in accordance with the applicable Pricing Supplement by attaching a copy of the Pricing Supplement to a copy of the master Registered Global Note;

3.2.2 in the case of the first Tranche of any Series of Notes, to authenticate such Registered Global Note;

3.2.3 in the case of the first Tranche of any Series of Notes, to deliver the Registered Global Note to the Agent for delivery to the depositary on behalf of The Depository Trust Company or to the common depositary for Euroclear and Clearstream, Luxembourg, as specified in the applicable Pricing Supplement; and

3.2.4 in the case of a subsequent Tranche of any Series of Notes, to deliver the applicable Pricing Supplement to the depositary on behalf of The Depository Trust Company or to the common depositary for Euroclear and Clearstream, Luxembourg, as specified in the applicable Pricing Supplement, for attachment to the Registered Global Note applicable to the relevant Series.

3.3 The Agent or the Registrar, as the case may be, shall only be required to perform its obligations under subclause 3.1 or 3.2 above if it holds, as appropriate:

3.3.1 in the case of an issue of Bearer Notes, a master Temporary Global Note and a master Permanent Global Note, each duly executed by a person or persons authorised to execute the same on behalf of the Issuer, which may be used by the Agent for the purpose of preparing Temporary Global Note(s) and Permanent Global Note(s) in accordance with subclause 3.1 above and Clause 4 below; and

3.3.2 in the case of an issue of Registered Notes, a master Registered Global Note, duly executed by a person or persons authorised to execute the same on behalf of the Issuer, which may be used by the Registrar for the purpose of preparing Registered Global Note(s) in accordance with subclause 3.2 above.

The Issuer undertakes to ensure that the Agent or the Registrar, as appropriate, at all times holds duly executed master Temporary Global Notes, Permanent Global Notes and Registered Global Notes. The Issuer further undertakes to deliver to the Agent or the Registrar, as appropriate, upon reasonable notice sufficient numbers of executed Definitive Bearer Notes and Definitive Registered Notes, as are required by the Agent and the Registrar pursuant to a request for the issue of Definitive Bearer Notes or Definitive Registered Notes, as appropriate, under the terms of a Temporary Global Note or a Permanent Global Note (in the case of Bearer Notes) or a Registered Global Note (in the case of Registered Notes) and that it will, on demand, supply to the Agent and the Registrar such further duly executed Definitive Bearer Notes or Definitive Registered Notes as the Agent or the Registrar may from time to time require for the performance of their duties hereunder.

3.4 Each of the Agent and the Registrar shall cause all Temporary Global Notes, Permanent Global Notes, Registered Global Notes and Definitive Notes delivered to and held by it hereunder to be maintained in safe custody and shall ensure that such Notes are issued only under the Conditions and in accordance with the provisions of this Agreement.

3.5 Where the Agent delivers any authenticated Global Note to a common safekeeper for effectuation using electronic means, it is authorised and instructed to destroy the Global Note retained by it following its receipt of confirmation from the common safekeeper that the relevant Global Note has been effectuated.

3.6 Subject to the procedures set out in the Procedures Memorandum, for the purposes of subclauses 3.1 and 3.2 above each of the Agent and the Registrar is entitled to treat a telephone, telefax or email communication from a person purporting to be the authorised representative of the Issuer named in the list referred to in, or notified pursuant to, Clause 20.9 below, or any other list duly provided for such purpose by the Issuer to the Agent and the Registrar, as sufficient instructions and authority of the Issuer for the Agent and the Registrar to act in accordance with subclauses 3.1 and 3.2 above.

3.7 In the event that a person who has signed a master Global Note or a Definitive Note held by the Agent or the Registrar in accordance with subclause 3.3 above ceases to be

authorised as described in Clause 20.9 below, the Agent or the Registrar, as the case may be, shall (until replacements have been provided to the Agent or the Registrar, as the case may be) continue to have authority to issue Notes signed by that person, and the Issuer hereby warrants to the Agent and the Registrar that such Notes shall be valid and binding obligations of the Issuer. Promptly upon such person ceasing to be authorised, the Issuer shall provide the Agent and the Registrar with replacement master Global Notes and Definitive Notes and the Agent and the Registrar shall cancel and destroy the master Global Notes and unissued Definitive Notes held by it which are signed by such person. The Issuer undertakes and agrees that, with effect immediately on any such person ceasing to be authorised, it will not make any further issues of Notes under the Programme until such time as replacement master Global Notes and Definitive Notes are provided to the Agent and the Registrar as provided in this subclause.

3.8 Each Note credited to the Agent's distribution account with The Depository Trust Company, Euroclear or Clearstream, Luxembourg following the delivery of a Global Note to a depositary pursuant to subclause 3.1 or 3.2 above shall be held to the order of the Issuer. If on the relevant Issue Date a Purchaser does not pay the purchase price due from it in respect of any Note (the "**Defaulted Note**") and, as a result, the Defaulted Note remains in the Agent's distribution account with The Depository Trust Company, Euroclear or Clearstream, Luxembourg after such Issue Date, the Agent will continue to hold the Defaulted Note to the order of the Issuer. If the Defaulted Note is in the Agent's distribution account with The Depository Trust Company, Euroclear or Clearstream, Luxembourg on the date when payment in respect of the Defaulted Note is made (and it shall be treated to be in such account unless the Agent has received specific instructions from the Issuer to transfer it to the account of another account holder of The Depository Trust Company, Euroclear or Clearstream, Luxembourg), the Agent shall pay to the Issuer the amount received by the Agent from The Depository Trust Company, Euroclear or Clearstream, Luxembourg (or credited to the relevant cash account of the Agent with The Depository Trust Company, Euroclear or Clearstream, Luxembourg) in respect of the Defaulted Note.

3.9 If the Agent pays an amount (the "**Advance**") to the Issuer on the basis that a payment (the "**Payment**") has been or will be, received from a Purchaser and if the Payment is not received by the Agent on the date the Agent pays the Issuer, the Agent shall promptly inform the relevant Purchaser and request that Purchaser to make good the Payment, failing which the Issuer shall, upon being requested to do so, repay to the Agent the Advance and shall pay interest (on the basis of a 360-day year at the rate of the reasonable cost to the Agent of funding the Advance for the relevant period, as certified by the Agent expressed as a rate per annum) on the Advance until the earlier of repayment of the Advance and receipt in full by the Agent of the Payment.

3.10 Except in the case of Unlisted Notes and subject to receipt of a Pricing Supplement from the Issuer in respect of an issue of Notes in accordance with the terms of the Procedures Memorandum, the Agent will promptly and in compliance with the requirements of the relevant Stock Exchange and/or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority, send the applicable Pricing Supplement to the relevant Stock Exchange and/or the UK Listing Authority.

4 Determination of Exchange Date, Issue of Permanent Global Notes and Determination of Restricted Period

4.1

4.1.1 The Agent shall determine the Exchange Date (as defined in the Temporary Global Note) for each Temporary Global Note in accordance with the terms thereof. Forthwith upon determining the Exchange Date in respect of any issue of Notes, the Agent shall notify such determination to the Issuer, the relevant Purchaser, Euroclear and Clearstream, Luxembourg.

4.1.2 The Agent shall deliver, upon notice from Euroclear or Clearstream, Luxembourg, a Permanent Global Note or Definitive Bearer Notes, as the case may be, in accordance with the terms of such Temporary Global Note. Where a Temporary Global Note is to be exchanged for a Permanent Global Note the Agent is hereby authorised on behalf of the Issuer:

(i) in the case of the first Tranche of any Series of Notes, to prepare and complete a Permanent Global Note in accordance with the terms of the Temporary Global Note applicable to such Tranche by attaching a copy of the applicable Pricing Supplement to a copy of the master Permanent Global Note;

(ii) in the case of the first Tranche of any Series of Notes, to authenticate such Permanent Global Note;

(iii) in the case of the first Tranche of any Series of Notes if the Permanent Global Note is a CGN, to deliver such Permanent Global Note to the common depositary which is holding the Temporary Global Note representing the Tranche for the time being on behalf of Euroclear and/or Clearstream, Luxembourg either in exchange for such Temporary Global Note or, in the case of a partial exchange, on entering details of such partial exchange of the Temporary Global Note in the relevant spaces in Schedule Two of both the Temporary Global Note and the Permanent Global Note;

(iv) in the case of the first Tranche of any Series of Notes if the Permanent Global Note is a NGN, to deliver the Permanent Global Note to the common safekeeper which is holding the Temporary Global Note representing the Tranche for the time being on behalf of Euroclear and/or Clearstream, Luxembourg to effectuate (in the case of a Permanent Global Note which is a Eurosystem-eligible NGN) and to hold on behalf of the Issuer pending its exchange for the Temporary Global Note or, in the case of a partial exchange, by instructing Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such partial exchange;

(v) in the case of a subsequent Tranche of any Series of Notes, if the Permanent Global Note is a CGN by attaching a copy of the applicable Pricing Supplement to the Permanent Global Note applicable to the relevant Series and entering details of any exchange in whole or part as aforesaid; and

(vi) in the case of a subsequent Tranche of any Series of Notes if the Permanent Global Note is a NGN, to deliver the applicable Pricing

Supplement to the specified common safekeeper for attachment to the Permanent Global Note applicable to the relevant Series.

4.2

4.2.1 In the case of an issue of Notes in respect of which there is only one Purchaser, the Agent will determine the end of the restricted period in respect of such issue as being the fortieth day following the date certified by the relevant Purchaser to the Agent as being the date as of which distribution of the Notes of that issue was completed.

4.2.2 In the case of an issue of Notes in respect of which there is more than one Purchaser but which is not issued on a syndicated basis, the Agent will determine the end of the restricted period in respect of such issue as being the fortieth day following the latest of the dates certified by all the relevant Purchasers to the Agent as being the respective dates as of which distribution of the Notes of that issue was completed.

4.2.3 In the case of an issue of Notes on a syndicated basis, the Agent will determine the end of the restricted period in respect of such issue as being the fortieth day following the date certified by the Lead Manager (as defined in the Programme Agreement) to the Agent as being the date as of which distribution of the Notes of that issue was completed.

4.2.4 Forthwith upon determining the end of the restricted period in respect of any issue of Notes, the Agent shall notify such determination to the Issuer and the relevant Purchaser or, in the case of a syndicated issue, the Lead Manager.

5 Issue of Definitive Notes

5.1 Upon the occurrence of any event which, pursuant to the terms of a Temporary Global Note or a Permanent Global Note, requires the issue of one or more Definitive Bearer Notes, the Agent shall issue Definitive Bearer Note(s) in accordance with the terms of the relevant Temporary Global Note or, as the case may be, Permanent Global Note. For this purpose the Agent is hereby authorised on behalf of the Issuer:

5.1.1 to authenticate such Definitive Bearer Note(s) in accordance with the provisions of this Agreement; and

5.1.2 to deliver such Definitive Bearer Note(s) to or to the order of Euroclear and/or Clearstream, Luxembourg either in exchange for the Temporary Global Note or Permanent Global Note, as the case may be, or, in the case of partial exchange of a Temporary Global Note, on entering details of such partial exchange in the relevant space in Schedule Two of the Temporary Global Note.

The Agent shall notify the Issuer forthwith upon receipt of a request for the issue of Definitive Bearer Notes in accordance with the provisions of a Temporary Global Note or Permanent Global Note, as the case may be (and the aggregate nominal amount of such Temporary Global Note or Permanent Global Note, as the case may be, to be exchanged in connection therewith).

5.2 Upon the occurrence of any event which, pursuant to the terms of a Registered Global Note, requires the issue of one or more Definitive Registered Notes, the Registrar shall

issue Definitive Registered Note(s) in accordance with the terms of the relevant Registered Global Note. For this purpose the Registrar is hereby authorised on behalf of the Issuer:

5.2.1 to prepare and complete the relevant Definitive Registered Note(s) in accordance with the terms of the relevant Registered Global Note;

5.2.2 to authenticate such Definitive Registered Note(s); and

5.2.3 to deliver such Definitive Registered Note(s) in accordance with the instructions received from the holder of the relevant Registered Global Note(s).

5.3 The Issuer undertakes to deliver to the Agent sufficient numbers of executed Definitive Notes with, if applicable, Receipts, Coupons and Talons attached to enable the Agent to comply with its obligations under this Clause 5.

6 Exchanges of Global Notes

6.1 Upon any exchange of all or a portion of:

6.1.1 an interest in a Temporary Global Note for an interest in a Permanent Global Note; or

6.1.2 an interest in a Temporary Global Note or a Permanent Global Note for Definitive Bearer Notes,

the Agent shall cause the relevant Temporary Global Note and/or Permanent Global Note, if it is a CGN, to be endorsed by or on behalf of the Agent to reflect the change to its principal amount arising from such exchange or, in the case of a Temporary Global Note or Permanent Global Note which is a NGN, instruct Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such exchange. In the case of the total exchange of any Temporary Global Note or Permanent Global Note, the Agent shall cause the relevant Global Note to be cancelled.

6.2 Upon the exchange of a portion of a Registered Global Note for Definitive Registered Note(s), the Registrar shall prepare and deliver a new Registered Global Note for the remaining nominal amount of such Global Note after such exchange.

6.3 Until exchanged in full, the holder of any Global Note shall in all respects be entitled to the same benefits under this Agreement as the holder of duly executed and authenticated Definitive Notes and, if appropriate, Coupons subject as set out in the Conditions and except as otherwise provided in the terms of such Global Note.

7 Payment

7.1 The Issuer shall before 10:00 a.m. (local time in the relevant financial centre of the payment or Central European Time in the case of a payment in euro), on each date on which any payment in respect of any of the Notes becomes due, transfer to an account specified by the Agent such amount in the relevant currency as shall be sufficient for the purposes of such payment in funds settled through such payment system as the Agent may designate.

7.2 The Issuer shall ensure that no later than two business days immediately preceding the date on which any payment is to be made to the Agent pursuant to subclause 7.1 above, the Agent shall receive a copy of an irrevocable payment instruction to the bank through which the payment is to be made. For the purposes of this subclause 7.2 a "**business day**"

shall mean (i) a day on which commercial banks and foreign exchange markets are open for business and are not required or authorised to close (a) in London and (b) in the principal financial centre of the country of the currency in which such payment is to be made or (ii), in the case of euro, a day on which the TARGET System is open.

7.3 Subject to the Agent, the Registrar or, as the case may be, the relevant Paying Agent being satisfied in its discretion that payment will be duly made as provided in subclause 7.1 above, the Agent, the Registrar and each Paying Agent shall pay or cause to be paid on behalf of the Issuer the amounts of principal and interest due on the Notes in the manner provided in the Conditions. Payments on Temporary Global Notes will be made only to the extent that certification of non-U.S. beneficial ownership (in the form set out in the Temporary Global Notes) has been received by Euroclear or Clearstream, Luxembourg. If any payment provided for in subclause 7.1 above is made late but otherwise in accordance with the provisions of this Agreement, the Agent, the Registrar and each Paying Agent shall nevertheless make payments in respect of the Notes as aforesaid following receipt by it of such payment.

7.4 If for any reason the Agent considers in its discretion (exercised in good faith) that the amounts to be received by the Agent pursuant to subclause 7.1 above will be, or the amounts actually received by it pursuant thereto are, insufficient to satisfy all claims in respect of all payments falling due on the Notes, none of the Agent, the Registrar or any Paying Agent shall be obliged to pay any such claims until the Agent has received the full amount of all moneys due and payable in respect of such Notes.

7.5 Without prejudice to subclauses 7.3 and 7.4 above, if the Agent pays any amounts to the Noteholders or Couponholders or to the Registrar or any Paying Agent at a time when it has not received payment in full in respect of such Notes in accordance with subclause 7.1 above (the excess of the amounts so paid over the amounts so received being the "**Shortfall**"), the Issuer shall, in addition to paying amounts due under subclause 7.1 above, pay to the Agent on demand interest (at a rate reasonably determined by the Agent to represent its cost of funding the Shortfall) on the Shortfall (or the unreimbursed portion thereof) until the receipt in full by the Agent of the Shortfall.

7.6 The Agent shall on demand promptly reimburse the Registrar and each Paying Agent for payments in respect of Notes properly made by the Registrar and such Paying Agent in accordance with this Agreement and the Notes unless the Agent shall have notified the Registrar and the Paying Agent prior to the opening of business in the location of the office of the Registrar and the Paying Agent through which payment on the Notes can be made on the due date of a payment under such Notes that the Agent does not expect to receive sufficient funds to make payment of all amounts falling due in respect of such Notes.

7.7 Whilst any Notes are represented by Global Notes, all payments due in respect of such Notes shall be made to, or to the order of, the holder of the Global Notes, subject to and in accordance with the provisions of the Global Notes. In the case of a Temporary Global Note or a Permanent Global Note which is a CGN, on the occasion of any payment of principal or interest the Paying Agent to which the relevant Temporary Global Note or Permanent Global Note is presented for the purpose of making such payment shall cause Schedule One to the Temporary Global Note or Permanent Global Note to be annotated so as to evidence the amounts and dates of such payment. In the case of a Temporary Global Note or a Permanent Global Note that is a NGN, the Paying Agent shall instruct Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such payment.

7.8 If the amount of principal and/or interest then due for payment is not paid in full (otherwise than by reason of a deduction required by law to be made therefrom):

7.8.1 in the case of Bearer Notes, unless the Note is a NGN, the Paying Agent to which a Bearer Note is presented for the purpose of making such payment shall make a record of such shortfall on the Bearer Note. In the case of a Bearer Note which is a NGN, the Paying Agent shall instruct Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such shortfall in payment; or

7.8.2 in the case of Registered Notes, the Registrar shall make a memorandum of the amount paid and the date of payment on the Register, and such record or memorandum shall, in the absence of manifest error, be prima facie evidence that the payment in question has not to that extent been made.

8 Determination and Notification of Rates of Interest, Interest Amounts and Interest Payment Dates in respect of Floating Rate Notes and the Performance of any further functions specified in the Conditions

8.1 Unless otherwise specified in the applicable Pricing Supplement, the Agent shall, in respect of Floating Rate Notes, determine the Rate of Interest applicable to each Interest Period, the Interest Amount payable in respect thereof and the relevant Interest Payment Date, all subject to and in accordance with the Conditions.

8.2 The Agent shall promptly notify the Noteholders, the Issuer, the Paying Agents, the Registrar and (so long as the Notes are listed on any Stock Exchange) the relevant Stock Exchange and/or the UK Listing Authority and, for as long as the Notes are represented by a Global Note, Euroclear and Clearstream, Luxembourg by telefax or email of each Rate of Interest, Interest Amount and Interest Payment Date as soon as practicable after the determination thereof and of any subsequent amendment thereto pursuant to the Conditions, all subject to and in accordance with the Conditions.

8.3 If the Agent does not at any material time for any reason determine and/or publish and/or notify the Rate of Interest, Interest Amount and/or Interest Payment Date in respect of any Interest Period as provided in this Clause 8, it shall forthwith notify the Issuer, the Registrar and the Paying Agents of such fact.

8.4 Notes of any Series may specify additional duties and obligations of the Agent as set out in the Conditions, the performance of which will be agreed between the Issuer and the Agent prior to the relevant Issue Date.

8.5 Determinations with regard to Indexed Notes and Dual Currency Notes shall be made by the Calculation Agent and/or the Determination Agent, as the case may be, as specified in the applicable Pricing Supplement in the manner specified in the applicable Pricing Supplement. Unless otherwise agreed between the Issuer and the relevant Purchaser or Purchasers of such Notes, such determinations shall be made on the basis of a Calculation Agency Agreement substantially in the form of Appendix B to this Agreement.

8.6 The Issuer may, in relation to Notes, which may be redeemed against delivery of specified underlying assets, appoint a calculation and delivery agent in a separate agreement to effect such delivery.

8.7 The Agent shall always act in good faith and in a commercially reasonable manner in the exercise by it of its powers, duties and discretions (if any) pursuant to the provisions of this Clause 8.

9 Duties of the Registrar

9.1 The Registrar shall, subject to subclause 9.2, so long as any Registered Note is outstanding:

9.1.1 complete, authenticate and issue Registered Global Notes and Definitive Registered Notes;

9.1.2 maintain at its specified office, at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, the Register of the holders of the Registered Notes which shall show (a) the nominal amounts and the serial numbers of the Registered Notes, (b) the dates of issue of all Registered Notes, (c) all subsequent transfers and changes of ownership of Registered Notes, (d) the names and addresses of the holders of the Registered Notes, (e) all cancellations of Registered Notes, whether because of their purchase by the Issuer, their replacement or otherwise, and (f) all replacements of Registered Notes;

9.1.3 effect exchanges of Definitive Registered Notes represented by Global Registered Notes, keep a record of all exchanges and ensure that the Agent is notified forthwith after any exchange;

9.1.4 register all transfers of Registered Notes;

9.1.5 receive any document in relation to or affecting the title to any of the Registered Notes including all forms of transfer, forms of exchange, probates, letters of administration and powers of attorney;

9.1.6 forthwith, and in any event within three business days (being days when banks are open for business in the city where the Registrar is located) of the relevant request (or such longer period as may be required to comply with any applicable fiscal or other regulations) authenticate and issue, upon receipt by it of Registered Notes for transfer, duly dated and completed Registered Notes in the name of the registered holders and deliver such Registered Notes at its specified office or (at the risk of the relevant registered holders) send the Registered Notes to such address as the registered holders may request;

9.1.7 maintain proper records of the details of all documents received by itself;

9.1.8 prepare all such lists of holders of the Registered Notes as may be required by the Issuer or the Agent or any person authorised by either of them;

9.1.9 subject to applicable laws and regulations at all reasonable times during office hours make the Register available to the Agent or the Issuer or any person authorised by them or the holder of any Registered Note for inspection and for the taking of copies or extracts;

9.1.10 notify the Agent upon its request not less than 7 days before each due date for the payment of principal and/or interest in respect of Registered Notes of the names and addresses of all registered holders of the Registered Notes at the close of business on the relevant Record Date (as defined in Condition 6) and the amounts of their holdings in order to enable the Agent to make or arrange for due payment

to the holders of the amounts of principal and/or interest payable in respect of the Registered Notes; and

9.1.11 comply with the reasonable requests of the Issuer with respect to the maintenance of the Register and give to the Agent such information as may be reasonably required by it for the proper performance of its duties.

9.2 Notwithstanding anything to the contrary in this Agreement, in the event of a partial redemption of Notes under Condition 5, the Registrar shall not be required, unless so directed by the Issuer:

9.2.1 to register the transfer of Registered Notes (or parts of Registered Notes) during the period beginning on the forty-fifth day before the date of the partial redemption and ending on the date on which notice is given specifying the serial numbers of Registered Notes called (in whole or in part) for redemption (both inclusive); or

9.2.2 to register the transfer of any Registered Note (or part of a Registered Note) called for partial redemption.

9.3 Registered Notes shall be dated:

9.3.1 in the case of a Registered Note issued on exchange of all or part of a Registered Global Note, on the Issue Date; or

9.3.2 in the case of a Registered Note issued to the transferor upon transfer in part of a Registered Note, with the same date as the date of the Registered Note transferred; or

9.3.3 in the case of a Registered Note issued pursuant to Clause 14 below, with the same date as the date of the lost, stolen, mutilated, defaced or destroyed Registered Note in replacement of which it is issued.

10 Regulations for Transfers of Registered Notes

Subject as provided below, the Issuer may from time to time agree with the Agent and the Registrar reasonable regulations to govern the transfer and registration of Registered Notes. The initial regulations, which shall apply until amended under this Clause, are set out in Schedule 5 to this Agreement. The Registrar and the Paying Agents agree to comply with the regulations as amended from time to time.

11 Duties of the Agent in connection with Redemption of the Notes

11.1 If the Issuer decides to redeem all the Notes for the time being outstanding in accordance with the Conditions of the Notes, it shall give notice of such decision to the Agent and the Registrar not less than 45 days before the relevant redemption date to enable each of the Agent and the Registrar to undertake its obligations herein and in the Conditions.

11.2 If the Issuer decides to redeem some only of the Notes for the time being outstanding under Condition 5, it shall give notice of the decision and of the nominal amount of Notes which it has decided to redeem to the Agent and the Registrar at least 65 days before the relevant redemption date.

11.3 On behalf of the Issuer, the Agent shall arrange for drawings of the Notes to be carried out, in relation to any partial redemption of the Notes, under and in accordance with the

Conditions. The Agent shall notify the Issuer and the Registrar of the date upon which any drawing is to be made.

11.4 Not less than 60 days before the due date for redemption of any of the Notes pursuant to any partial redemption, the Agent shall notify the Issuer, the other Paying Agents and the Registrar of the serial numbers of any Notes drawn for redemption and shall notify the other Paying Agents and the Registrar of the date fixed for redemption and publish all such information in accordance with the Conditions.

12 Receipt and Publication of Notices

12.1 Forthwith upon the receipt by the Agent of a demand or notice from any Noteholder in accordance with the Conditions the Agent shall forward a copy thereof to the Issuer.

12.2 On behalf of and at the request and expense of the Issuer, the Agent shall cause to be published all notices required to be given by the Issuer to the Noteholders in accordance with the Conditions.

13 Cancellation of Notes and Coupons

13.1 All Notes which are redeemed, exchanged or transferred (together, in the case of Bearer Notes, with all unmatured Coupons attached thereto or delivered therewith) and, in the case of Bearer Notes, all Coupons which are paid shall be cancelled by the Paying Agent by which they are paid. Each of the Paying Agents shall give to the Agent details of all payments made by it and shall deliver all cancelled Notes and, in the case of Bearer Notes, Coupons to the Agent or as the Agent may specify. Where Notes are purchased by the Issuer, the Issuer shall immediately notify the Agent in writing of all Notes which are purchased on behalf of the Issuer and the Issuer may, at its option, procure that such Notes (together, in the case of Definitive Bearer Notes, with all unmatured Coupons appertaining thereto) are promptly surrendered to the Agent or its authorised agent for cancellation. In the case of CGNs purchased by the Issuer which are represented by a Global Note, the Agent shall upon notification by the Issuer cause entries relating to the purchase and/or cancellation and confirmation thereof to be made on such Global Note accordingly. In the case of NGNs purchased by the Issuer which are represented by a Global Note, the Agent shall upon notification by the Issuer, instruct Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such redemption or purchase and cancellation, provided that in the case of a purchase or cancellation, the Issuer has notified the Agent of the same.

13.2 The Agent or its authorised agent shall (unless otherwise instructed by the Issuer in writing and save as provided in Clause 15.1 below) destroy all cancelled Notes and Coupons and furnish the Issuer with a certificate of destruction containing written particulars of the Series and serial numbers of the Notes and the Series number and number by maturity date of Coupons so destroyed.

13.3 The Agent is authorised by the Issuer and instructed to (a) in the case of any Global Note which is a CGN, to endorse or to arrange for the endorsement of the relevant Global Note to reflect the reduction in the nominal amount represented by it by the amount so redeemed or purchased and cancelled and (b) in the case of any Global Note which is a NGN, to instruct Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such redemption or purchase and cancellation, as the case may be;

provided, that, in the case of a purchase or cancellation, the Issuer has notified the Agent of the same in accordance with Clause 13.1.

14 Issue of Replacement Notes or Coupons

14.1 The Issuer shall cause a sufficient quantity of additional forms of Notes and Coupons to be available, upon request, to the Agent and the Registrar, as the case may be, at their respective specified offices for the purpose of issuing replacement Notes or Coupons as provided below.

14.2 The Agent, in the case of Bearer Notes, and the Registrar, in the case of Registered Notes, shall, subject to and in accordance with the Conditions and the following provisions of this Clause 14, cause to be authenticated and delivered any replacement Notes or Coupons which the Issuer may determine to issue in place of Notes or Coupons which have been lost, stolen, mutilated, defaced or destroyed.

14.3 In the case of a mutilated or defaced Bearer Note, the Agent shall ensure that (unless otherwise covered by such indemnity as the Issuer may require) any replacement Note only has attached to it Coupons corresponding to those attached to the mutilated or defaced Note which is presented for replacement.

14.4 The Agent or the Registrar, as the case may be, shall obtain verification, in the case of an allegedly lost, stolen or destroyed Note or Coupon in respect of which the Series and serial number is known, that such Note or Coupon has not previously been redeemed or paid. Neither the Agent nor the Registrar shall issue any replacement Note or Coupon unless and until the applicant therefor has:

14.4.1 paid such expenses as may be incurred in connection therewith;

14.4.2 furnished it with such evidence and indemnity as the Issuer and the Agent may reasonably require; and

14.4.3 in the case of any mutilated or defaced Note or Coupon, surrendered it to the Agent or the Registrar, as the case may be.

14.5 The Agent and the Registrar shall cancel any mutilated or defaced Notes or Coupons in respect of which replacement Notes or Coupons have been issued pursuant to this Clause 14. The Agent or the Registrar, as the case may be, shall furnish the Issuer with a certificate stating the Series and serial numbers of the Notes or Coupons received by it and cancelled pursuant to this Clause 14 and shall, unless otherwise requested by the Issuer, destroy all such Notes and Coupons and furnish the Issuer with a destruction certificate containing the information specified in Clause 13.2 above.

14.6 The Agent or the Registrar, as the case may be, shall, on issuing any replacement Note or Coupon, forthwith inform the Issuer and the other Paying Agents of the Series and serial number of such replacement Note or Coupon issued and of the Series and (if known) serial number of the Note or Coupon in place of which such replacement Note or Coupon has been issued. Whenever replacement Coupons are issued pursuant to the provisions of this Clause 14, the Agent shall also notify the other Paying Agents of the Series number and maturity dates of the lost, stolen, mutilated, defaced or destroyed Coupons and of the replacement Coupons issued.

14.7 Whenever any Note or Coupon for which a replacement Note or Coupon has been issued and of which the Series and serial number is known is presented to any of the Paying

Agents for payment or is presented to the Registrar for transfer or exchange, the relevant Paying Agent or the Registrar, as the case may be, shall immediately send notice thereof to the Issuer and the Agent or the Registrar, as the case may be.

15 Records and Certificates and Reporting Requirements

15.1 The Agent shall (i) keep a full and complete record of all Notes and Coupons (other than serial numbers of Coupons) and of their redemption, purchase, cancellation or payment (as the case may be) and of all replacement Notes or Coupons issued in substitution for lost, stolen, mutilated, defaced or destroyed Notes or Coupons and (ii) in respect of the Coupons of each maturity, retain until the expiry of five years from the Relevant Date in respect of such Coupons either all paid Coupons of that maturity or a list of the total number of Coupons of that maturity still remaining unpaid. The Agent shall at all reasonable times make such records and Coupons available to the Issuer.

15.2 A certificate stating (i) the aggregate nominal amounts of Notes which have been redeemed and the aggregate amounts in respect of Coupons which have been paid, (ii) the serial numbers of such Notes, (iii) the total numbers of each denomination by maturity date of such Coupons, (iv) the serial numbers of those Notes (if any) which have been purchased by the Issuer and cancelled (subject to delivery thereof to the Agent) and the total number and maturity dates of the Coupons attached thereto or surrendered therewith, (v) the aggregate nominal amounts of Notes and the aggregate amounts in respect of Coupons which have been surrendered and replaced and the serial numbers of such Notes and the total numbers by maturity date of such Coupons and (vi) the aggregate amount of interest paid (and the due dates of payment) on Registered Notes shall be given to the Issuer by the Agent as soon as possible and in any event within three months after the date of such redemption, purchase, payment or replacement (as the case may be).

15.3 The Agent shall (on behalf of the Issuer) submit such reports or information as may be required from time to time by applicable law, regulations and guidelines promulgated by any governmental regulatory authority .

15.4 The Agent shall (as directed by, and on behalf of, the Issuer) comply with such other reporting requirements of any competent authority of any relevant currency as may be in force from time to time.

15.5 All records and certificates made or given pursuant to this Clause 15 shall make a distinction between Notes and Coupons of each separate Series and between Registered Notes and Bearer Notes.

16 Copies of the Deed of Covenant and this Agreement Available for Inspection

The Paying Agents shall hold copies of the Deed of Covenant and this Agreement available for inspection by Noteholders and Couponholders. For this purpose, the Issuer shall furnish the Paying Agents with sufficient copies of each of such documents.

17 Fees and Expenses

17.1 The Issuer shall pay to the Agent and the Registrar such sums in respect of the fees and out of pocket expenses of the Paying Agents and the Registrar respectively under this Agreement as shall be agreed between the Issuer and each of the Agent and the Registrar

under the terms of a letter between such persons of even date herewith. The Issuer shall not be concerned with the apportionment of payment among the Paying Agents.

17.2 At the request of the Agent or the Registrar, the parties hereto may from time to time during the continuance of this Agreement review the fees agreed initially pursuant to subclause 17.1 above with a view to determining whether the parties hereto can mutually agree upon changes therein.

18 Indemnity

18.1 The Issuer shall promptly indemnify and keep indemnified each of the Paying Agents (which term in this Clause shall include the Registrar) against any losses, liabilities or expenses which it may incur or which may be made against it as a result of or in connection with its appointment or the exercise of its powers and duties under this Agreement except such as may result from its negligence, default or bad faith or that of its officers or employees or any of them, or breach by it of the terms of this Agreement.

18.2 Each of the Paying Agents shall severally indemnify the Issuer against any losses, liabilities or expenses which the Issuer may incur or which may be made against the Issuer as a result of the negligence, default or bad faith of that Paying Agent or that of its officers or employees or any of them, or breach by it of the terms of this Agreement.

18.3 The indemnities contained in this Clause shall survive the termination or expiry of this Agreement.

19 Repayment by Agent

Any sums paid by or by arrangement with the Issuer to the Agent pursuant to the terms of this Agreement shall not be required to be repaid to the Issuer unless and until any Note or Coupon becomes void (by virtue of the non-presentation thereof within a period of ten years or five years, respectively, from the due date for payment thereof) in accordance with the Conditions. In the event that any Note or Coupon becomes so void, the Agent shall forthwith repay to the Issuer sums equivalent to the amounts which would otherwise have been payable on or in respect of the relevant Note or Coupon.

20 Conditions of Appointment

20.1 Save as provided in subclauses 20.2 and 20.3 below, the Agent shall be entitled to deal with money paid to it by the Issuer for the purposes of this Agreement in the same manner as other money paid to a banker by its customers and shall not be liable to account to the Issuer for any interest thereon. No money held by any Paying Agent need be segregated except as required by law.

20.2 In acting under this Agreement and in connection with the Notes and the Coupons, the Paying Agents and the Registrar shall act solely as agents of the Issuer and, subject as provided in Clause 14, will not thereby assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders, except that funds received by the Agent for the payment of any sums due in respect of any Series of the Notes and the Coupons relating thereto shall be held by it in trust for the relevant Noteholders and Couponholders (as the case may be) until the expiration of the relevant period of prescription under the Conditions.

20.3 None of the Paying Agents or the Registrar shall exercise any right of set-off or lien against the Issuer or any Noteholders or Couponholders in respect of any moneys payable to or by it under the terms of this Agreement.

20.4 To the extent permitted by law, each of the Paying Agents and the Registrar shall be entitled to treat the bearer of any Bearer Note or Coupon and any person in whose name a Registered Note shall be registered as the absolute owner thereof (notwithstanding any notice to the contrary and whether or not such Note or Coupon shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of previous loss or theft thereof) for all purposes subject, in relation to any Global Note, as provided in the Conditions.

20.5 The Paying Agents and the Registrar shall be obliged to perform such duties and only such duties as are herein and in the Notes specifically set forth, and no implied duties or obligations shall be read into this Agreement or the Notes against the Paying Agents or the Registrar. Each of the Paying Agents (other than the Agent) agrees that if any information that is required by the Agent to perform the duties set out in Schedule 6 becomes known to it, it will promptly provide such information to the Agent.

20.6 The Agent and the Registrar may consult on any legal matter in relation to the Notes or this Agreement with any legal adviser selected by it and approved by the Issuer, who may be an employee of or legal adviser to the Issuer, and it shall be protected and shall incur no liability for action taken, or suffered to be taken, with respect to such matter in good faith and in accordance with the opinion of such legal adviser.

20.7 Each of the Paying Agents and the Registrar shall be protected and shall incur no liability for or in respect of any action taken, omitted or suffered in reliance upon any instruction, request or order from the Issuer, the Registrar or any other Paying Agent, or any Note or Coupon, or any notice, resolution, direction, consent, certificate, affidavit, statement, cable, telefax, email or other paper or document which it reasonably believes to be genuine and to have been delivered, signed or sent by the proper party or parties or upon written instructions from the Issuer.

20.8 Any of the Paying Agents and the Registrar and their officers, directors and employees, may become the owner of, or acquire any interest in, any Notes or Coupons with the same rights that it or he would have if the Paying Agent concerned or the Registrar, as the case may be, were not appointed hereunder, and may engage or be interested in any financial or other transaction with the Issuer and may act on, or as depositary, trustee or agent for, any committee or body of Noteholders or Couponholders or other obligations of the Issuer as freely as if such Paying Agent or the Registrar, as the case may be, were not appointed under this Agreement.

20.9 The Issuer shall provide the Agent, each other Paying Agent and the Registrar with a copy of the certified list of persons authorised to take action on behalf of the Issuer in connection with this Agreement (as referred to in paragraph 2 of Appendix A to the Programme Agreement) and shall notify the Agent, each other Paying Agent and the Registrar immediately in writing if any of such persons ceases to be so authorised or if any additional person becomes so authorised together, in the case of an additional authorised person, with evidence satisfactory to the Agent and the Registrar that such person has been so authorised.

20.10 The Issuer shall do or cause to be done all such acts, matters and things and shall make available all such documents as shall be necessary or desirable to enable the Agent, each

other Paying Agent and the Registrar fully to comply with and carry out its duties and obligations hereunder.

20.11 Each of the Issuer, the Agent, the Paying Agents and the Registrar agrees that this Agreement will, subject to the other provisions herein, continue in full force and effect for so long as the Programme Agreement remains in force and effect, and in particular notwithstanding any increase in the aggregate nominal amount of the Programme pursuant to Clause 11 of the Programme Agreement, without any amendment to this Agreement.

21 Communication with Paying Agents

A copy of all communications relating to the subject matter of this Agreement between the Issuer and any of the Paying Agents other than the Agent shall be sent to the Agent.

22 Termination of Appointment

22.1 The Issuer may terminate the appointment of any Paying Agent or the Registrar at any time and/or appoint additional or other Paying Agents or another Registrar by giving to the Paying Agent whose appointment is concerned or, as the case may be, the Registrar and, in the case of any Paying Agent other than the Agent, the Agent at least 60 days' prior written notice to that effect, provided that, so long as any of the Notes is outstanding, notice shall be given in accordance with the Conditions at least 30 days prior to any removal or appointment of any Paying Agent.

22.2 Notwithstanding the provisions of subclause 22.1 above, if at any time:

22.2.1 any Paying Agent or the Registrar becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of an administrator, liquidator or administrative or other receiver of all or any substantial part of its property, or if an administrator, liquidator or administrative or other receiver of it or of all or a substantial part of its property is appointed, or it admits in writing its inability to pay or meet its debts as they may mature or suspends payment thereof, or if any order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency law or if any public officer takes charge or control of such Paying Agent or of its property or affairs for the purpose of rehabilitation, administration or liquidation;

22.2.2 in the case of the Agent, it fails in respect of Floating Rate Notes duly to determine the Rate of Interest, Interest Amount and/or Interest Payment Date in respect of any Interest Period as provided in the Conditions and this Agreement; or

22.2.3 in the case of the Agent or the Registrar, it fails to fulfil any obligations under the Conditions or this Agreement,

the Issuer may forthwith without notice terminate the appointment of such Paying Agent or the Registrar, as the case may be, in which event notice thereof shall be given to the Noteholders and the Couponholders in accordance with the Conditions as soon as practicable thereafter.

22.3 The termination of the appointment of any Paying Agent or the Registrar hereunder shall not entitle such Paying Agent or the Registrar, as the case may be, to any amount by way of compensation but shall be without prejudice to any amount then accrued due.

22.4 All or any of the Paying Agents or the Registrar may resign their respective appointments hereunder at any time by giving to the Issuer and (except in the case of resignation of the Agent) the Agent at least 60 days' prior written notice to that effect. Following receipt of a notice of resignation from any Paying Agent or the Registrar, the Issuer shall promptly give notice thereof to the Noteholders in accordance with the Conditions. If, by the day falling 10 days prior to the expiry of any notice given pursuant to this subclause the Issuer has not appointed a successor Paying Agent or Registrar, as the case may be, then the Paying Agent or Registrar, as the case may be, shall be entitled, on behalf of the Issuer, to appoint as a successor Paying Agent or Registrar, as the case may be, in its place a reputable financial institution of good standing.

22.5 Notwithstanding the provisions of subclauses 22.1, 22.2, 22.3 and 22.4 above, so long as any of the Notes is outstanding, the termination of the appointment of any Paying Agent or the Registrar (whether by the Issuer or by the resignation of such Paying Agent) shall not be effective unless upon the expiry of the relevant notice there is (i) an Agent, (ii) a Registrar, (iii) a Paying Agent (which may be the Agent) having a specified office in a leading financial centre in Continental Europe and (iv) so long as the Notes are listed on a Stock Exchange, a Paying Agent (which may be the Agent) having a specified office in such place as may be required by the rules of the relevant Stock Exchange and/or the UK Listing Authority.

22.6 Any successor Paying Agent or Registrar appointed hereunder shall execute and deliver to its predecessor, the Issuer and (unless its predecessor is the Agent) the Agent, an instrument accepting such appointment hereunder, and thereupon such successor Paying Agent or Registrar, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as a Paying Agent or the Registrar under this Agreement.

22.7 If the appointment of any Paying Agent or the Registrar hereunder is terminated (whether by the Issuer or by the resignation of such Paying Agent or the Registrar), such Paying Agent or, as the case may be, the Registrar shall on the date on which such termination takes effect deliver to the successor Paying Agent or Registrar (or, if none, the Agent) all Notes and Coupons surrendered to it but not yet destroyed and all records concerning the Notes and Coupons maintained by it (except such documents and records as it is obliged by law or regulation to retain or not to release) and, in the case of a Paying Agent, pay to its successor Paying Agent (or, if none, to the Agent) the amounts held by it in respect of Notes or Coupons which have become due and payable but which have not been presented for payment, but shall have no other duties or responsibilities under this Agreement.

22.8 If any of the Paying Agents or the Registrar changes its specified office, it shall give to the Issuer and the Agent (if applicable) not less than 45 days' prior written notice to that effect giving the address of the new specified office. As soon as practicable thereafter and in any event at least 30 days prior to such change, the Agent or, as the case may be, the Registrar, in either case at its own expense, shall give to the Noteholders notice of such change and the address of the new specified office in accordance with the Conditions.

22.9 Any corporation into which any Paying Agent or the Registrar for the time being may be merged or converted or any corporation with which any Paying Agent or the Registrar may be consolidated or any corporation resulting from any merger, conversion or consolidation to which any Paying Agent or the Registrar may be a party shall, to the extent permitted by

applicable law, be the successor Paying Agent or, as the case may be, Registrar under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion or consolidation shall forthwith be given to the Issuer and, where appropriate, the Agent.

23 Meetings of Noteholders

23.1 The provisions of Schedule 4 to this Agreement shall apply to meetings of the Noteholders and shall have effect in the same manner as if set out in this Agreement.

23.2 Without prejudice to subclause 23.1 above, each of the Paying Agents shall, on the request of any holders of Bearer Notes, issue voting certificates and block voting instructions together, if so required by the Issuer, with reasonable proof satisfactory to the Issuer of due execution thereof on behalf of such Paying Agent in accordance with the provisions of Schedule 4 to this Agreement and shall forthwith give notice to the Issuer in accordance with Schedule 4 of any revocation or amendment of a voting certificate or block voting instruction. Each Paying Agent shall keep a full and complete record of all voting certificates and block voting instructions issued by it and shall not later than 24 hours before the time appointed for holding any meeting or adjourned meeting deposit, at such place as the Agent shall designate or approve, full particulars of all voting certificates and block voting instructions issued by it in respect of such meeting or adjourned meeting.

24 Communications

All communications shall be by email, telefax or letter delivered by hand or (but only where specifically provided in the Procedures Memorandum) by telephone. Each communication shall be made to the relevant party at the email address, telefax number or postal address or telephone number and, in the case of a communication by email, telefax or letter, marked for the attention of, or (in the case of a communication by telephone) made to, the person(s) from time to time specified in writing by that party to the other for the purpose. The initial telephone number, email address, telefax number and postal address of, and person(s) so specified by, each party are set out on the signature pages of this Agreement.

A communication shall be deemed received (if by telefax or email) when an acknowledgement of receipt is received, (if by telephone) when made or (if by letter) when delivered; provided that any communication which is received (or deemed to take effect in accordance with the foregoing) outside business hours or on a non-business day in the place of receipt shall be deemed to take effect at the opening of business on the next following business day in such place. Any communication delivered to any party under this Agreement which is to be sent by email or telefax will be written legal evidence.

25 Taxes

The Issuer agrees to pay any and all stamp and other documentary taxes or duties which may be payable in connection with the execution, delivery, performance and enforcement of this Agreement.

26 Descriptive Headings and Counterparts

26.1 The descriptive headings in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

26.2 This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

27 Amendments

This Agreement may be amended by the parties hereto, without the consent of the Noteholders or the Couponholders (or, as the case may be, the holders of Notes or Coupons of any one or more Series) so as to modify any of the provisions of this Agreement which are of a formal, minor or technical nature or is made to correct a manifest error. Any such modification shall be binding on the Noteholders and the Couponholders (or, as the case may be, the holders of Notes or Coupons of the relevant Series) and, if the Agent so requires, shall be notified to the Noteholders (or, as the case may be, the holders of Notes of the relevant Series) as soon as practicable thereafter in accordance with the relevant Condition. This provision is without prejudice to any rights which the parties hereto may have as between themselves to amend or modify in any manner any terms of this Agreement under applicable law.

28 Contracts (Rights of Third Parties) Act 1999

A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

29 Governing Law

29.1 This Agreement, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

29.2 Each of the parties hereto agrees that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement shall be brought in such courts.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

SCHEDULE 1
TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be attached to or incorporated by reference into each global Note and which will be endorsed upon each definitive Note. The applicable Pricing Supplement prepared by, or on behalf of, the Issuer in relation to any Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of a specific issue of Notes. The applicable Pricing Supplement will be incorporated into, or attached to, each global Note and endorsed upon each definitive Note. All capitalised terms shall have the meanings defined herein. The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer(s) at the time of the issue in accordance with prevailing market conditions.

This Note is one of a Series of the Notes ("Notes", which expression shall mean (i) in relation to any Notes represented by a Note in global form (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency of the relevant Notes, (ii) definitive Notes issued in exchange (or part exchange) for a Global Note and (iii) any Global Note) issued subject to, and with the benefit of, an amended and restated Agency Agreement dated 11 August 2011 (the "Agency Agreement") and made between European Bank for Reconstruction and Development (the "Issuer"), Citibank, N.A. as issuing agent, principal paying agent, agent bank and, if so specified in the applicable Pricing Supplement, calculation agent and/or determination agent, as the case may be, (the "Agent", which expression shall include any successor as agent or any other calculation agent and/or determination agent, as the case may be, specified in the applicable Pricing Supplement), Citibank, N.A., as registrar (the "Registrar", which expression shall include any successor registrar) and the other paying agents named therein (together with the Agent, the "Paying Agents" which expression shall include any additional or successor paying agents).

As used herein, "Series" means each original issue of Notes together with any further issues expressed to form a single series with the original issue which are denominated in the same currency and which have the same Maturity Date, interest basis and interest payment dates (if any) and the terms of which (save for the Issue Date or Interest Commencement Date and the Issue Price) are otherwise identical (including whether or not the Notes are listed) and the expressions "Notes of the relevant Series" and "holders of Notes of the relevant Series" and related expressions shall be construed accordingly.

To the extent the Pricing Supplement for this Series of Notes specifies other Terms and Conditions which are in addition to, or inconsistent with, these Terms and Conditions, such other Terms and Conditions shall apply to this Series of Notes.

The holders for the time being of the Notes ("Noteholders"), which expression shall, in relation to any Notes represented by a Global Note, be construed as provided in Condition 1, the holders of the Coupons (as defined below) appertaining to interest-bearing definitive Bearer Notes (the "Couponholders"), the holders of the Talons (as defined below) (the "Talonholders") and the holders of the Receipts (as defined below) (the "Receiptholders") are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Pricing Supplement, which are binding on them. The statements in these Terms and Conditions are summaries of, and are subject to, the detailed provisions of the Agency Agreement. Copies of the Agency Agreement (which contains the form of Pricing Supplement) and the Pricing

Supplement for the Notes of this Series are available from the principal office of the Agent and the Paying Agents set out at the end of these Terms and Conditions.

The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the amended and restated Deed of Covenant (the "Deed of Covenant") dated 11 August 2011 and made by the Issuer. The original of the Deed of Covenant is held by a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg").

Any reference herein to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent.

Words and expressions defined in the Agency Agreement or defined or set out in the applicable Pricing Supplement (which term, as used herein, means, in relation to this Note, the Pricing Supplement attached hereto or endorsed hereon) shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1. Form, Denomination, Title and Transfer

The Notes are in bearer form ("Bearer Notes") or registered form ("Registered Notes") in the Specified Currency and Specified Denomination(s) and definitive Notes will be serially numbered. This Note is to the extent specified in the applicable Pricing Supplement a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Indexed Note or a Dual Currency Note, or any appropriate combination thereof. If it is a definitive Bearer Note, it is issued with coupons for the payment of interest ("Coupons") attached, and if applicable talons for further Coupons ("Talons") attached unless it is a Zero Coupon Note in which case references to interest (other than in relation to interest due after the Maturity Date) and Coupons in these Terms and Conditions are not applicable. If it is a definitive Bearer Note redeemable in instalments it is issued with receipts ("Receipts") for the payment of instalments of principal prior to stated maturity attached. Wherever Dual Currency Notes or Indexed Notes are issued to bear interest on a fixed or floating rate basis or on a non-interest-bearing basis, the provisions in these Terms and Conditions relating to Fixed Rate Notes, Floating Rate Notes and Zero Coupon Notes respectively shall, where the context so admits, apply to such Dual Currency Notes or Indexed Notes. Any reference in these Terms and Conditions to Coupon(s), Couponholder(s) or coupon(s) shall, unless the context otherwise requires, be deemed to include a reference to Talon(s), Talonholder(s) or talon(s).

Subject as set out below, title to the Bearer Notes, the Coupons and Receipts will pass by delivery. The holder of each Coupon or Receipt, whether or not such Coupon or Receipt is attached to a Bearer Note, in his capacity as such, shall be subject to and bound by all the provisions contained in the relevant Note. The Issuer and any Paying Agents may deem and treat the bearer of any Bearer Note, Coupon or Receipt as the absolute owner thereof (whether or not such Bearer Note, Coupon or Receipt shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out below.

The Issuer has appointed the Registrar at its office specified below to act as registrar in respect of the Registered Notes. The Issuer shall cause to be kept at the specified office of the Registrar for the time being a register (the "Register") on which shall be entered, *inter*

alia, the names and addresses of the holders of the Registered Notes and particulars of all transfers of title to the Registered Notes. The Issuer and the Registrar may deem and treat the registered owner of a Registered Note as the absolute owner thereof (whether or not such Note shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof). The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar and to appoint another Registrar provided that it will at all times maintain a Registrar. Notice of any termination or appointment and of any changes in specified offices will be given to the Registered Noteholders promptly by the Issuer in accordance with Condition 13.

A Global Note in registered form (a "Registered Global Note") may be transferred, in whole, to another nominee for The Depository Trust Company or other common depositary for Euroclear and Clearstream, Luxembourg or such other clearing system and common depositary or person as may be specified in the applicable Pricing Supplement or otherwise as may be specified separately in the applicable Pricing Supplement, by the registered holder depositing the Registered Global Note at the specified office of the Registrar with the form of transfer attached thereto duly completed and signed by or on behalf of the transferor, upon payment of any applicable taxes or other governmental charges and upon the Registrar, after due and careful enquiry, being satisfied with the title and identity of the person making the request and subject to such other reasonable regulations as the Issuer and the Registrar may prescribe, all as described in the Agency Agreement. Subject as provided above, the Registrar will, within three business days (being days when banks are open for business in the city where the Registrar is located) of such deposit (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver a new Registered Global Note at its specified office to and in the name of the transferee. Notwithstanding the above provisions the holder of a Registered Global Note may not require the transfer of a Registered Global Note to be registered during the period of 15 days ending on the due date for any payment of principal or interest on the Registered Global Note.

A definitive Registered Note may be transferred in whole or in part (in the amount of the lowest Specified Denomination or any integral multiple thereof) by the transferor depositing such Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar, with the form of transfer endorsed on the definitive Registered Note duly completed and signed by or on behalf of the transferor and upon the Registrar after due and careful enquiry being satisfied with the documents of title and the identity of the person making the request and subject to such reasonable regulations as the Issuer and the Registrar may prescribe. Subject as provided above, the Registrar will, within three business days (being days when banks are open for business in the city where the Registrar is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver at its specified office to the transferee or (at the risk of the transferee) send by mail to such address as the transferee may request a new Registered Note of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note, a new Registered Note in respect of the balance of the Registered Note not transferred will be so delivered or (at the risk of the transferor) sent to the transferor.

In the event of a partial redemption of Registered Notes under Condition 5, the Registrar shall not be required:

(a) to register the transfer of definitive Registered Notes (or parts of Registered Notes) during the period beginning on the 45th day before the date of the partial redemption and ending on the day on which notice is given specifying the serial numbers of definitive Registered Notes called (in whole or in part) for redemption (both inclusive); or

(b) to register the transfer of any definitive Registered Note, or part of a definitive Registered Note, called for partial redemption.

Registered Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer or any exchange as provided above, except for any costs or expenses of delivery other than by regular mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration or exchange.

For so long as any of the Notes are represented by a Global Note in bearer form, each person (other than a clearing system which is an account holder with another clearing system for the purpose of operating any "bridge" between two or more clearing systems) who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agent and any other Paying Agent as a holder of such nominal amount of such Notes for all purposes other than for the payment of principal (including premium (if any)) and interest on such Notes or the delivery of securities or any other assets deliverable pursuant to such Notes, the right to which shall be vested, as against the Issuer, the Agent and any other Paying Agent, solely in the bearer holder of the Global Note in accordance with and subject to its terms (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly).

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, or such other rules and procedures as may be specified in the applicable Pricing Supplement.

2. Status of the Notes

The Notes and (if applicable) the relative Coupons and Receipts are direct and, subject to Condition 3, unsecured obligations of the Issuer ranking *pari passu* without any preference among themselves and, subject as aforesaid, with all its other obligations which are unsecured and not subordinated. The Notes and (if applicable) the relative Coupons and Receipts are not the obligations of any government or member of the Issuer.[1]

3. Negative Pledge

As long as any of the Notes shall be outstanding, the Issuer will not create on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness quoted, listed or ordinarily dealt in on any stock exchange or other organised securities market, heretofore or hereafter issued or assumed

[1] This disclaimer will also appear conspicuously on the face of the Notes, as required by Article 20.2 of the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990.

by the Issuer or for any guarantee thereof by the Issuer, unless all payments in respect of the Notes shall be secured by such mortgage, pledge, lien or charge equally and rateably with such bonds, notes, evidences of indebtedness or guarantees; provided, however, that the foregoing shall not apply to: (i) any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property; (ii) any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or (iii) any extension or renewal of the foregoing.

4. Interest

(a) ***Interest on Fixed Rate Notes***

(i) Each Fixed Rate Note bears interest from and including the Interest Commencement Date to but excluding the next following Fixed Interest Date or the Maturity Date, as the case may be, at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Fixed Interest Date(s) in each year and on the Maturity Date, subject to Condition 6(e). The first payment of interest will be made on the Fixed Interest Date next following the Interest Commencement Date and, if the first anniversary of the Interest Commencement Date is not a Fixed Interest Date, will amount to the Initial Broken Amount. If the Maturity Date is not a Fixed Interest Date, interest from and including the preceding Fixed Interest Date (or the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will amount to the Final Broken Amount.

(ii) Subject as aforesaid, such interest will be payable in respect of each Fixed Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) a Fixed Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Fixed Interest Date or the Maturity Date, as the case may be). If interest is required to be calculated for a period ending on a Fixed Interest Date, a period ending other than on a Fixed Interest Date, or for a period ending on a Fixed Interest Date as adjusted in accordance with the business day convention specified in the applicable Pricing Supplement (all in accordance with Clause 4(a)(iii) below) such interest shall be calculated by applying the Fixed Rate of Interest to each Specified Denomination, or where a Calculation Amount is specified in the applicable Pricing Supplement, to such Calculation Amount, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions, the following expressions have the following meanings:

"Fixed Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of

the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y2 - Y1)] + [30 \times (M2 - M1)] + (D2 - D1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y2 - Y1)] + [30 \times (M2 - M1)] + (D2 - D1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D_2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y2 - Y1)] + [30 \times (M2 - M1)] + (D2 - D1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30;

(G) if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement,

- if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of

days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

- if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Fixed Interest Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(a)(ii)(G), the adjustment of any Fixed Interest Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting a Fixed Interest Period).

(iii) If any Fixed Interest Date would otherwise fall on a day which is not a Business Day, then payment of the interest due on such Fixed Interest Date, subject to Condition 6(e), shall be made after adjustment in accordance with the business day convention specified in the applicable Pricing Supplement. If the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the Fixed Interest Date shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be brought forward to the immediately preceding Business Day.

If the payment in respect of a Fixed Interest Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Fixed Interest Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Fixed Interest Date as adjusted in accordance with the specified business day convention, in which case the Fixed Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing

Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) ***Interest on Floating Rate Notes***

(i) *Interest Payment Dates*

Each Floating Rate Note and Indexed Note bears interest on its nominal amount as specified in Condition 4(b)(ii) and such interest will be payable (subject to Condition 6(e)) in arrear on either:

(A) the Interest Payment Date(s) in each year; or

(B) if no express Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If any Interest Payment Date (or other date) which is specified in the applicable Pricing Supplement to be subject to adjustment in accordance with a business day convention would otherwise fall on a day which is not a Business Day, then, subject to Condition 6(e), if the business day convention specified is:

(1) in the case of (B) above, the Floating Rate Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date (or other date) shall be the immediately preceding Business Day and (B) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date (or other date) occurred;

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day;

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other such date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day.

If the payment in respect of an Interest Payment Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Interest Payment Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Interest Payment Date, as adjusted in accordance with the specified business day convention, in which case the Floating Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(b), "Business Day" means a day which is:

(A) either (1) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (2) in relation to Notes denominated in euro, a day on which the TARGET system is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(B) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes will be determined in the manner specified in the applicable Pricing Supplement. Interest (including any Rate of Interest, if applicable) in the case of Indexed Notes, will be determined in accordance with Condition 4(d).

(iii) *ISDA Determination*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "ISDA Rate" for an Interest Period means a rate equal to the Floating

Rate that would be determined by the Agent or other person specified in the applicable Pricing Supplement under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement; and

(C) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London interbank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purpose of this sub-paragraph (iii) "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions; and the definition of "Banking Day" in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line the word "general".

When this sub-paragraph (iii) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under sub-paragraph (v) below in respect of the determination of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this sub-paragraph (iii).

In these Terms and Conditions "Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and shall include any other country that has not adopted the aforementioned single currency, as may be specified in the applicable Pricing Supplement.

In these Terms and Conditions, "ISDA Definitions" means the 2006 ISDA Definitions (as amended and/or supplemented as at the Issue Date of the Notes) published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

(iv) *Screen Rate Determination*

The provisions set out below in this sub-paragraph (iv) will apply unless otherwise specified in the applicable Pricing Supplement.

Where so specified in the applicable Pricing Supplement, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the offered quotations (expressed as a percentage rate per annum),

for deposits in the Specified Currency for the Specified Period which appears or appear, as the case may be, on the Relevant Screen Page as at 11:00 a.m. (London time, in the case of LIBOR, or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement). If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest rate, one only of such rates) and the lowest (or, if there is more than one such lowest rate, one only of such rates) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

If the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three of such offered quotations appear as at such time specified above, the Agent (or such other entity specified in the applicable Pricing Supplement) shall request each of the Reference Banks (as defined below) to provide the Agent (or such other entity specified in the applicable Pricing Supplement) with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the Specified Period to prime banks in the London inter-bank market at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or to prime banks in the Euro-zone inter-bank market at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR on the Interest Determination Date. If two or more of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations, the Rate of Interest for the relevant Interest Period shall be the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of such offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement).

If on any Interest Determination Date one only or none of the Reference Banks provides the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Agent (or such other entity specified in the applicable Pricing Supplement) determines as being the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the rates, as communicated to (and at the request of) the Agent (or such other entity specified in the applicable Pricing Supplement) by the Reference Banks or any two or more of them, at which such banks were offered, as at 11:00 a.m. (London time if the Reference Rate is LIBOR, or Brussels time, if the Reference Rate is EURIBOR) on the relevant Interest Determination Date, deposits in the Specified Currency for the Specified Period by prime banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, plus or minus (as appropriate) the Margin (if any), or if fewer than two of the Reference Banks provide the

Agent (or such other entity specified in the applicable Pricing Supplement) with such offered rates, the offered rate for deposits in the Specified Currency for the Specified Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the Specified Period, which, at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or, at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Agent and the Issuer suitable for such purpose) informs the Agent (or such other entity specified in the applicable Pricing Supplement) it is quoting to prime banks in the London inter-bank market, if the Reference Rate is LIBOR, or, the Euro-zone inter-bank market, if the Reference Rate is EURIBOR, as the case may be, (or, as the case may be, the quotations of such bank or banks to the Agent (or such other entity specified in the applicable Pricing Supplement)) plus or minus (as appropriate) the Margin (if any), provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be established by the Agent (or such other entity specified in the applicable Pricing Supplement) in its sole and absolute discretion and acting in good faith, or as otherwise specified in the applicable Pricing Supplement.

(v) *Determination of Rate of Interest and calculation of Interest Amount*

The Agent will, on or as soon as practicable after each date on which the Rate of Interest is to be determined (the "Interest Determination Date"), determine the Rate of Interest (subject to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement) and calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Specified Denomination or, where a Calculation Amount is specified in the applicable Pricing Supplement, such Calculation Amount, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. In these Terms and Conditions, the following expressions have the following meanings:

"Floating Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Floating Day Count Fraction} = \frac{[360 \times (Y2 - Y1)] + [30 \times (M2 - M1)] + (D2 - D1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Floating Day Count Fraction} = \frac{[360 \times (Y2 - Y1)] + [30 \times (M2 - M1)] + (D2 - D1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D_2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Floating Day Count Fraction} = \frac{[360 \times (Y2 - Y1)] + [30 \times (M2 - M1)] + (D2 - D1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30;

(G) in relation to Indexed Notes only, if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement,

- if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

- if the Calculation Period is longer than one Determination Period, the sum of:

  (x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

  (y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Interest Payment Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(b)(v)(G), the adjustment of any Interest Payment Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting an Interest Period).

(vi) *Notification of Rate of Interest and Interest Amount*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, (in the case of Floating Rate Notes which are admitted to the official list of the UK Listing Authority (the "Official List") and admitted to trading on the London Stock Exchange's Regulated Market (the "Regulated Market")), the UK Listing Authority and, if applicable, to any other stock exchange on which the relevant Floating Rate Notes are for the time being listed, and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth

Business Day (or, in relation to the Noteholders, such other period as may be specified in the applicable Pricing Supplement) thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(vii) *Certificates to be final*

All certificates, communications, determinations, calculations and decisions (the "determinations") made for the purposes of the provisions of this Condition 4(b), by the Agent, or for the purposes of Condition 4(d) by, if applicable, the Calculation Agent and/or the Determination Agent, as the case may be, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the Determination Agent (if applicable), the other Paying Agents and all Noteholders. In making such determinations, the Agent, the Calculation Agent and/or the Determination Agent, as the case may be, shall not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and accordingly, no liability to the Noteholders shall attach to, respectively, as the case may be, any one of the Agent, the Calculation Agent (if applicable), or the Determination Agent (if applicable), in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to Condition 4(b) or 4(d), as the case may be.

(viii) *Reference Banks*

In these Terms and Conditions, "Reference Banks" means:

(A) if "Agent's Selection" is specified in the applicable Pricing Supplement, in the case of a determination of LIBOR, the principal London office of five major international banks active in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of five major international banks active in the Euro-zone inter-bank market, in each case selected by the Agent; or

(B) the banks specified or the banks to be selected by such method as may be specified in the applicable Pricing Supplement; or

(C) if none of the above are specified in the applicable Pricing Supplement, those banks whose names appear on the Relevant Screen Page as at 11:00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the relevant Interest Determination Date or, if such page contains a single rate (without details of the relevant reference banks) which is itself the single arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, such other page(s) on which the banks used to determine such average appear, provided that:

(1) if the Relevant Screen Page is then not available or fewer than three such names then appear, the Reference Banks shall be the banks whose names last appeared on such page(s) when no fewer than three such names appeared; and

(2) if the Relevant Screen Page is not then available but such page(s) when last available displayed only one London inter-bank offered rate (in the case of LIBOR), or one Euro-zone inter-bank offered rate (in the case of EURIBOR), which was itself the arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, the Reference Banks shall be the banks which were used to determine such arithmetic mean.

In the case of a determination of LIBOR, references to Reference Banks are to their principal London offices and in the case of a determination of EURIBOR, references to Reference Banks are to their principal Euro-zone offices.

If the Reference Rate from time to time in respect of Floating Rate Notes of a Series is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Series will be determined as provided in the applicable Pricing Supplement.

(c) ***Zero Coupon Notes***

Where a Zero Coupon Note becomes due and repayable prior to the Maturity Date and is not paid when due, the amount due and repayable shall be the amount determined in accordance with Condition 5(d) as its Amortised Face Amount. As from the Maturity Date, any overdue principal of such Note shall bear interest at a rate per annum equal to the Accrual Yield specified in the applicable Pricing Supplement. Such interest shall continue to accrue (both before and after any judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums due in respect thereof up to that date. Such interest will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each.

(d) ***Interest on Indexed Notes***

In the case of Indexed Notes where the Rate of Interest and/or the Interest Amount, as the case may be, (whether on any Interest Payment Date, Fixed Interest Date, early redemption, maturity or otherwise) falls to be determined by reference to an index and/or a formula, the Rate of Interest and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified in the applicable Pricing Supplement (the "Index" and/or the "Formula", respectively). The provisions set out in Condition 4(b)(i) will apply to Indexed Notes, and, if a Floating Day Count Fraction is

specified in the applicable Pricing Supplement, the relevant provisions in relation thereto set out in Condition 4(b)(v) will also apply.

(e) ***Interest on Partly Paid Notes***

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes) interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) ***Interest Payments***

Interest will be paid subject to and in accordance with the provisions of Condition 6. Interest will cease to accrue on each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment or, as the case may be, delivery of principal is improperly withheld or refused, in which event interest will continue to accrue (both before and after judgment) until whichever is the earlier of (i) the day on which all sums or, as the case may be, all assets deliverable due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums or, as the case may be, all assets deliverable due in respect thereof up to that date.

(g) ***Interest on Dual Currency Notes***

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

5. Redemption and Purchase

(a) ***At Maturity***

Unless previously redeemed or purchased and cancelled as provided below, the Notes will be redeemed by the Issuer by payment, subject to Condition 6(e), or, as the case may be, delivery of the Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the Specified Currency (if applicable) on the Maturity Date specified in the applicable Pricing Supplement. If the Maturity Date specified in the applicable Pricing Supplement falls on a date which was initially a Fixed Interest Date or Interest Payment Date prior to adjustment in accordance with Condition 4(a)(iii) or 4(b)(i), the Maturity Date will be adjusted in accordance with the business day convention applicable to such adjusted Fixed Interest Date or Interest Payment Date, as the case may be.

In the case of Zero Coupon Notes, if the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the Final Redemption Amount will be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the Final Redemption Amount shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in

which event payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day.

In this Condition 5(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and, if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) ***Redemption at the option of the Issuer***

If the applicable Pricing Supplement specifies that the Notes of a Series are redeemable at the option of the Issuer, they may be so redeemed, on giving not less than 30 nor more than 45 days' notice (or such other period as may be specified in the applicable Pricing Supplement) to the holders of Notes (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 13, on the date or dates and at the relevant price(s) specified in the applicable Pricing Supplement. In the case of a partial redemption of such Notes, Notes to be redeemed (the "Redeemed Notes") will be selected individually by lot in such place as the Agent may approve and in such manner as the Agent shall deem to be appropriate and fair, and in the case of Redeemed Notes represented by definitive Notes, to be done in accordance with the rules of Euroclear and Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), and in the case of Redeemed Notes represented by a Global Note, not more than 60 days prior to the date fixed for redemption and a list of such Notes called for redemption will be published in accordance with Condition 13 not less than 30 nor more than 45 days prior to such date.

(c) ***Redemption at the option of the Noteholders***

If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving to the Issuer in accordance with Condition 13 not less than 65 nor more than 80 days'

notice (which notice shall be irrevocable) and the Issuer will, upon the expiry of such notice redeem such Note on a date or dates and at the relevant price(s) as specified in the applicable Pricing Supplement.

(d) ***Early Redemption Amounts***

For the purposes of paragraph (b) or (c) above and Condition 9, the Notes will be redeemed at an amount (the "Early Redemption Amount") calculated as follows, together, if appropriate, with interest accrued to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable (the "Early Redemption Date"):

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes) with a Final Redemption Amount which is or may be lesser or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Pricing Supplement or, if no such amount or manner is set out in the Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:

(A) the Reference Price specified in the applicable Pricing Supplement; and

(B) the product of the Accrual Yield specified in the applicable Pricing Supplement (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable.

Where such calculation is to be made for a period of less than a full year or for a period which is not a whole number of years, (1) in the case of Fixed Rate Notes it shall be made on the basis of the Fixed Day Count Fraction specified in the applicable Pricing Supplement; (2) in the case of Floating Rate Notes it shall be made on the basis of the Floating Day Count Fraction specified in the applicable Pricing Supplement; (3) in the case of Zero Coupon Notes it shall be made on the basis of a 360-day year consisting of 12 months of 30 days each (unless otherwise specified in the applicable Pricing Supplement); and (4) in the case of any other Notes other than Fixed Rate Notes, Floating Rate Notes or Zero Coupon Notes, it shall be made on the basis of the relevant day count fraction as may be specified in the applicable Pricing Supplement.

(e) ***Purchase***

The Issuer may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Issuer may be held or resold or, at the discretion of the Issuer, surrendered to the Agent for cancellation (together with (in the case of definitive Bearer Notes of this Series) any unmatured Coupons or Receipts attached thereto or purchased therewith). If

purchases are made by tender, tenders must be made available to all holders of Notes of this Series alike.

(f) ***Cancellation***

All Notes redeemed shall be, and all Notes purchased or otherwise acquired as aforesaid may, at the option of the Issuer, be cancelled (together, in the case of definitive Bearer Notes, with all unmatured Coupons and Receipts presented therewith) and thereafter may not be re-issued or re-sold.

(g) ***Instalments***

Each Note in definitive form which is redeemable in instalments will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. All instalments (other than the final instalment) will be redeemed against surrender of, in the case of a definitive Bearer Note, the relevant Receipt (which must be presented with the Note to which it appertains) and, in the case of a definitive Registered Note, the relevant Note and issue of a new Note in the nominal amount remaining outstanding, all as more fully described in Condition 6.

(h) ***Late payment on Zero Coupon Notes***

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (d)(iii) above as though the references therein to the date fixed for redemption or the date upon which the Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

(i) ***Partly Paid Notes***

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise in accordance with the provisions of this Condition 5 as amended or varied by the information specified in the applicable Pricing Supplement.

6. Payments, Delivery, Coupons and Exchange of Talons

(a) ***Method of Payment***

Payments in respect of definitive Notes (other than Dual Currency Notes) denominated in a Specified Currency (other than euro) or, in the case of Dual Currency Notes, payable in a Specified Currency (other than euro) will (subject as provided below) be made by a cheque in the Specified Currency drawn on, or, at the option of the holder and upon 15 days' prior notice to the Agent, by transfer to an account (in the case of payment in Japanese yen to a non-resident of Japan, to

a non-resident account) in the Specified Currency maintained by the payee with, a bank (in the case aforesaid, an authorised foreign exchange bank) in the principal financial centre of the country of the Specified Currency. Payments in euro will be made by credit or transfer to a euro account (or to any other account to which euro may be credited or transferred) specified by the payee with a bank in a city in which banks have access to the TARGET System.

(b) ***Presentation of definitive Notes, Receipts and Coupons***

Payments of principal in respect of definitive Registered Notes will be made to the registered holder (or to the first named of joint holders) against presentation and surrender of the Note at the specified office of any Paying Agent. Payments of interest on each definitive Registered Note will be made to the holder (or to the first named of joint holders) of the Registered Note appearing on the register at the close of business on the fifteenth day before the relevant due date (the "Record Date") at his address shown on the Register on the Record Date.

Payments of principal in respect of instalments will be made to the registered holder (or to the first named of joint holders) against surrender of the relevant definitive Registered Note and (other than in the case of the final instalment) the issue of a new Registered Note in the nominal amount remaining outstanding.

Payments of principal and interest (if any) in respect of the definitive Bearer Notes will (subject as provided below) be made against presentation or surrender of such Bearer Notes or Coupons, as the case may be, at any specified office of any Paying Agent located outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of principal in respect of instalments (if any), other than the last instalment, will (subject as provided below) be made against surrender of the relevant Receipt. Payment of the last instalment will be made against surrender of the relevant Bearer Note. Each Receipt must be presented for payment of such instalment together with the relevant definitive Bearer Note against which the amount will be payable in respect of that instalment. If any definitive Bearer Notes are redeemed or become repayable prior to the Maturity Date in respect thereof, principal will be payable on surrender of each such Note together with all unmatured Receipts appertaining thereto. Unmatured Receipts and Receipts presented without the definitive Bearer Notes to which they appertain do not constitute obligations of the Issuer. All payments of interest and principal with respect to Bearer Notes will be made to accounts located outside the United States except as otherwise provided in the third succeeding paragraph.

(c) ***Payments in respect of Global Notes***

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent.

All payments in respect of Notes represented by a Registered Global Note will be made to, or to the order of, the person whose name is entered on the Register at the close of business on the Clearing System Business Day immediately prior to

the date for payment, where "Clearing System Business Day" means Monday to Friday inclusive except 25 December and 1 January.

The Paying Agent to which a Registered Global Note or a Global Note that is not in new global note ("NGN") form is presented shall make a record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, on such Global Note and such record shall be prima facie evidence that the payment in question has been made. The Issuer shall, in the case of a Global Note that is in NGN form, procure that details of each payment, distinguishing between any payment of principal and any payment of interest, on such Global Note be entered pro rata in the records of the relevant clearing system and each payment so made will discharge the Issuer's obligations in respect thereof and any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

The holder of the relevant Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of The Depository Trust Company or of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of Notes must look solely to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note. No person other than the holder of the relevant Global Note shall have any claim against the Issuer in respect of any payments due on that Global Note.

(d) ***General provisions applicable to payments***

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in United States dollars will be made at the specified office of any Paying Agent in the United States (a) if (1) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount due on the Bearer Notes in the manner provided above when due, (2) payment of the full amount due at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (3) such payment is then permitted under United States law, and (b) at the option of the relevant holder if such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents and/or to approve any change in the specified office of any Paying Agent, provided that it will, so long as any of the Notes is outstanding, maintain (i) an Agent, (ii) a Paying Agent (which may be the Agent) having a specified office in a leading financial centre in continental Europe, (iii) so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a Paying Agent (which may be the Agent) having a specified office in Singapore and (iv) such other agents as may be required by any

other stock exchange on which the Notes may be listed. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13 below and provided further that neither the resignation nor removal of the Agent shall take effect, except in the case of insolvency as aforesaid, until a new Agent has been appointed. In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in (d)(2) of this Condition 6.

Payments in respect of the Notes will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(e) ***Payment Day***

If the due date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment at the place of presentation of the amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay.

In this paragraph (e) "Payment Day" means:

(i) in the case of definitive Notes and Receipts and Coupons relating thereto, any day on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation;

(ii) any day on which commercial banks and foreign exchange markets are open for business in any additional business centre specified in the applicable Pricing Supplement;

(iii) in the case of any payment in respect of a registered global Note denominated in a Specified Currency other than United States dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such registered global Note) has elected to receive any part of such payment in United States dollars, a day on which commercial banks and foreign exchange markets settle payments in New York City; and

(iv) (A) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, a day on which foreign exchange transactions may be carried on in the Specified Currency in the principal financial centre of the country of such Specified Currency; or

(B) (in the case of settlement of payments in euro) a TARGET Business Day.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such Note from (and including) the last preceding due date for the payment of interest (or from the Interest Commencement Date) will be paid against surrender of such Note.

(f) ***Coupons and Exchange of Talons***

Fixed Rate Bearer Notes in definitive form should be presented for payment with all unmatured Coupons appertaining thereto (which expression shall include Coupons to be issued on exchange of Talons which will have matured on or before the relevant redemption date), failing which the full amount of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the full amount of such missing unmatured Coupon which the sum so paid bears to the total amount due) will be deducted from the sum due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon within a period of 10 years from the Relevant Date (as defined below) for the payment of such sum due for payment, whether or not such Coupon has become void pursuant to Condition 10 or, if later, five years from the due date for payment of such Coupon. Upon any Fixed Rate Bearer Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Indexed Note in definitive bearer form, all unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to, and including, the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the interest payment date on which the final Coupon comprised in the relative Coupon sheet matures.

(g) ***Method of Delivery for Notes to be Physically Settled***

Any Notes which provide for settlement by delivery of underlying assets will be settled in accordance with the provisions for such physical delivery set out in the applicable Pricing Supplement.

References to payment of principal in this Condition 6 will, where the context so permits, be deemed to include delivery of underlying assets in settlement of Notes which provide for physical settlement.

7. Taxation

All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.

8. Euro

Euro means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended from time to time.

9. Events of Default

(a) If any one or more of the following events ("Events of Default") shall have occurred and be continuing:

(i) the Issuer defaults for a period of 90 days in the payment of the principal of, or interest on, the Notes;

(ii) the Issuer defaults in the performance of any other covenant or agreement contained in the Notes and any such default shall continue for a period of 90 days after written notice thereof shall have been given to the Issuer at the office of the Agent by any Noteholder; or

(iii) the Issuer defaults in the payment of the principal of, or interest on, any bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days,

the holder for the time being of any Note may give notice to the Issuer either directly or at the office of the Agent that such Note is redeemable upon the 30th day after such notice is received by the Issuer, whereupon such Note shall become so redeemable in accordance with paragraph (b) below, unless prior to such time all events of default provided for herein in respect of the Notes shall have been cured.

(b) If the Notes become so due and redeemable pursuant to this Condition 9, they shall be redeemable in accordance with the provisions of Condition 5(d).

10. Prescription

Claims for payment or delivery, as the case may be, of principal in respect of the Notes shall be prescribed upon the expiry of 10 years, and claims for payment or delivery, as the case may be, of interest (if any) in respect of the Notes shall be prescribed upon the expiry of 5 years, in each case from the Relevant Date (as defined below) thereof, subject to the provisions of Condition 6. There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment or delivery, as the case may be, in respect of which would be void pursuant to this Condition 10 or Condition 6 above.

For the purposes of these Conditions, "Relevant Date" means the date on which the payment or delivery, as the case may be, in respect of the Notes, Receipts or Coupons first becomes due and payable or deliverable, as the case may be, but, if the full amount of the moneys payable or the assets deliverable, as the case may be, on such date has not been received by the Agent on or prior to such date, the "Relevant Date" means the date on which, such moneys (or as the case may be, the deliverable assets) having been received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

11. Replacement of Notes, Coupons and Receipts

If any Note (including any Global Note), Receipt or Coupon is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of the Agent upon payment by the claimant of the costs incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Notes, Receipts or Coupons must be surrendered before replacements will be issued.

12. Meetings of Noteholders and Modification

The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters affecting their interests, including modifications by Extraordinary Resolution of the terms and conditions of the Notes. The quorum for any meeting convened to consider a resolution proposed as an Extraordinary Resolution shall be one or more persons holding or representing a majority in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that at any meeting, the business of which includes, *inter alia*, (i) modification of the Maturity Date of the Notes or reduction or cancellation of the nominal amount payable or the assets deliverable upon maturity; (ii) reduction of the amount payable or modification of the payment date in respect of any interest in respect of the Notes or variation of the method of calculating the rate of interest in respect of the Notes; (iii) reduction of any Minimum Rate of Interest and/or Maximum Rate of Interest; (iv) modification of the currency in which payments under the Notes and/or the Coupons appertaining thereto are to be made; (v) modification of the majority required to pass an Extraordinary Resolution; or (vi) modification of the provisions of the Agency Agreement concerning this exception, the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a majority, of the nominal amount of the Notes for the time being outstanding. A resolution in writing signed by or on behalf of persons holding directly, or, in relation to Notes held in global form, by (i) in the case of a Global Note that is in NGN form, by or on behalf of the common safekeeper for Euroclear and Clearstream, Luxembourg; or (ii) in any other case, the relevant common depositary or nominee of the applicable clearing system (in accordance with the rules and procedures of that applicable clearing system), holding, not less than 90 per cent. in principal amount of the Notes for the time being outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions contained in the Agency Agreement. Any such Resolution will be binding on all Noteholders (whether or not they are present at any meeting) and on all Receiptholders and Couponholders relating to the relevant Notes.

The Agent may agree, without the consent of the Noteholder, Receiptholder or Couponholder, to any modification to any of the provisions of the Agency Agreement or the Notes which is of a formal, minor or technical nature or is made to correct a manifest error. Any such modification shall be binding on all the Noteholders, Receiptholders or Couponholders and, if the Agent so requires, shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

13. Notices

(a) All notices to the holders of Registered Notes will be valid if mailed to their registered addresses.

(b) All notices regarding Bearer Notes will be valid if published (i) in one leading London daily newspaper (which is expected to be the *Financial Times*) and (ii) (in respect of any Notes listed on the Singapore Exchange Securities Trading Limited (so long as that Exchange so requires)), in an English language daily newspaper of general circulation in Singapore (which is expected to be *The Business Times*).

Any notice published as aforesaid shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the holders of the Notes of this Series in accordance with this Condition.

(c) Until such time as any definitive Notes are issued, there may, so long as all the Global Note(s) for this Series is or are held in its or their entirety on behalf of The Depository Trust Company or Euroclear and Clearstream, Luxembourg (as the case may be), be substituted, in relation only to such Series, for such publication as aforesaid, the delivery of the relevant notice to The Depository Trust Company () or to Euroclear and Clearstream, Luxembourg (as the case may be) for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified in the applicable Pricing Supplement) on which the said notice was given to The Depository Trust Company or to Euroclear and Clearstream, Luxembourg (as the case may be).

(d) Except as specified in Condition 9, notices to be given by any holder of any Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any Notes are represented by a Global Note, such notice may be given by a holder of any of the Notes so represented to the Agent via The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg may approve for this purpose.

14. Agents

In acting under the Agency Agreement, the Agent, the Registrar and the Paying Agents will act solely as agents of the Issuer and do not assume any obligations or relationships of agency or trust to or with the Noteholders, Receiptholders or Couponholders, except (without affecting the obligations of the Issuer to the Noteholders, Receiptholders and Couponholders, to redeem Notes and pay interest thereon) funds received by the Agent for the payment of the principal of or interest on the Notes shall be held by it in trust for the Noteholders and/or Receiptholders or Couponholders until the expiration of the relevant period of prescription under Condition 10. The Issuer will agree to perform and observe the obligations imposed upon it under the Agency Agreement. The Agency Agreement contains provisions for the indemnification of the Paying Agents and for relief from responsibility in certain circumstances, and entitles any of them to enter into business transactions with the Issuer and any of its subsidiaries without being liable to account to the Noteholders, Receiptholders or the Couponholders for any resulting profit. Any reference herein to the Agent or the Agents or to a calculation agent or determination agent shall include any successor thereto.

15. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding

notes of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

16. Governing Law

The Notes, the Receipts, the Coupons and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, the laws of England. The Issuer irrevocably agrees for the benefit of each of the Noteholders, the Receiptholders and the Couponholders that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, Receipts or Coupons.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SCHEDULE 2
PART I
FORM OF REGISTERED GLOBAL NOTE

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

REGISTERED GLOBAL NOTE

This Global Note is a Registered Global Note in respect of a duly authorised issue of Medium Term Notes (the "**Notes**") of European Bank for Reconstruction and Development (the "**Issuer**") described, and having the provisions specified, in the Pricing Supplement attached hereto (the "**Pricing Supplement**"). References herein to the Conditions shall be to the Terms and Conditions of the Notes as set out in Schedule 1 to the Agency Agreement (as defined below) as modified and supplemented by the Pricing Supplement but in the event of any conflict between the provisions of that Schedule and the information set out in the Pricing Supplement, the Pricing Supplement will prevail. In addition, in the event of any conflict between (i) the provisions in this Global Note and (ii) the Conditions (as modified and supplemented by the Pricing Supplement), the latter shall prevail.

This Global Note is issued subject to, and with the benefit of, the Conditions and an amended and restated Agency Agreement (the "**Agency Agreement**", which expression shall be construed as a reference to that agreement as the same may be amended or supplemented from time to time) dated 11 August 2011 and made between the Issuer, Citibank, N.A. as fiscal agent and registrar (in such capacities the "**Agent**" and the "**Registrar**", respectively) and the other agents named therein. Words and expressions defined or set out in the Conditions and/or the Pricing Supplement shall bear the same meaning when used herein.

For value received the Issuer, subject to and in accordance with the Conditions, promises to pay or, as the case may be, deliver to the Registered Holder or its registered assigns on each Instalment Date the relevant Instalment Amount in respect of the Notes represented by this Global Note (if such Notes are redeemable in instalments) and on the Maturity Date, or on such earlier date as the same may become due and redeemable in accordance with the Conditions, the amount payable or, as the case may be, deliverable on redemption of the Notes then represented by this Global Note becoming so due and redeemable and to pay or, as the case may be, deliver interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable or, as the case may be, deliverable as provided in the Conditions together with any other sums payable or, as the case may be, deliverable under the Conditions.

Interest payable or, as the case may be, deliverable in respect of this Global Note will, subject to certain conditions set forth in the Conditions, be paid or, as the case may be, delivered to, or to the order of, the person whose name is entered on the Register at the close of business on the Clearing System Business Day immediately prior to the date for payment, where "**Clearing System Business Day**" means Monday to Friday inclusive except 25 December and 1 January.

This Global Note may be exchanged in whole or in part (free of charge) as described in the Pricing Supplement, upon 45 days' written notice from the Registered Holder of this Global Note, for Definitive Registered Notes in the Specified Denominations. Such exchange will be made upon deposit of this Global Note, as aforesaid by the Registered Holder hereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the specified office of the Registrar. The aggregate nominal amount of Definitive Registered Notes issued upon an exchange

of this Global Note will be equal to the aggregate nominal amount of this Global Note submitted by the Registered Holder hereof for exchange.

Upon an exchange of part only of this Global Note, a new Global Note in respect of the remainder of this Global Note will be issued to the Registered Holder or as it may direct.

Save as provided in the Conditions, until the exchange of the whole of this Global Note as aforesaid, the Registered Holder hereof shall in all respects be entitled to the same benefits as if he were the registered holder of Definitive Registered Notes in the form set out in Part II of Schedule 2 to the Agency Agreement.

In the event that this Global Note (or any part hereof) has become due and redeemable in accordance with the Conditions or that the Maturity Date in respect thereof has occurred and, in either case, payment or delivery in full has not been made in accordance with the foregoing then, unless within the period of 15 days commencing on the relevant due date payment or delivery in full in respect of this Global Note is received by the Registered Holder in accordance with the foregoing, this Global Note will become void at 8.00 p.m. (London time) on such fifteenth day and the Registered Holder will have no further rights under this Global Note (but without prejudice to the rights which the Registered Holder or any other person may have under the amended and restated Deed of Covenant executed by the Issuer on 11 August 2011, as may be amended or supplemented from time to time in respect of the Medium Term Notes issued under the Programme Agreement pursuant to which this Global Note is issued).

This Global Note, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by the Registrar.

THE NOTES ARE NOT THE OBLIGATIONS OF ANY GOVERNMENT OR
MEMBER OF THE ISSUER

IN WITNESS whereof the Issuer has caused this Global Note to be duly executed on its behalf.

EUROPEAN BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By: ....
Duly Authorised Officer

Authenticated without recourse,
warranty or liability by
Citibank, N.A.
as Registrar

By: ....
Duly Authorised Signatory

FORM OF TRANSFER OF REGISTERED GLOBAL NOTE

FOR VALUE RECEIVED the undersigned sell(s), assign(s) and transfer(s) to:

....

....

....

(Please print or type name and address (including postal code) of transferee)

This Global Note and all rights under this Global Note, irrevocably constituting and appointing .... as attorney to transfer this Global Note in the register maintained by European Bank for Reconstruction and Development with full power of substitution.

Signature(s) ....

....

Date: ....

NOTE:

1. *This form of transfer must be accompanied by such documents, evidence and information as may be required pursuant to the Conditions incorporated in the Global Note to which this form of transfer relates and must be executed under the hand of the transferor or, if the transferor is a corporation, this form of transfer must be executed either under its common seal or under the hand of two of its officers duly authorised in writing and, in the latter case, the document so authorising the officers must be delivered with this form of transfer.*

2. *The signature(s) on this form of transfer must correspond with the name(s) as it/they appear(s) on the face of this Global Note in every particular, without alteration or enlargement or any change whatever.*

SCHEDULE 2
PART II
FORM OF DEFINITIVE REGISTERED NOTE

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

[Specified Currency and Nominal Amount of Series]
MEDIUM TERM NOTES DUE [Year of Maturity]

Series No. [ ]

[This Note is a listed security admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange plc (the "**London Stock Exchange**")]*

This Note is one of a series of notes of [Specified Currency and Specified Denomination] each ("**Notes**") of European Bank for Reconstruction and Development (the "**Issuer**") issued as of the date specified above and maturing on the date specified above. References herein to the Conditions shall be to the Terms and Conditions endorsed hereon as modified and supplemented by the information set out in the Pricing Supplement (herein referred to as the "**applicable Pricing Supplement**") the text of which is endorsed hereon but, in the event of any conflict between the provisions of the Conditions and the information set out in the applicable Pricing Supplement, the latter will prevail.

This Note is issued subject to, and with the benefit of, the Conditions and an amended and restated Agency Agreement (the "**Agency Agreement**", which expression shall be construed as a reference to that agreement as the same may be amended or supplemented from time to time) dated 11 August 2011 and made between the Issuer, Citibank, N.A. as fiscal agent and registrar (in such capacities the "**Agent**" and "**Registrar**", respectively) and the other paying agents named therein. Words and expressions used herein shall have the meanings attributed to them in the Conditions (including the applicable Pricing Supplement) and the Agency Agreement, unless the context otherwise requires.

For value received, the Issuer, subject to and in accordance with the Conditions, promises to pay or, as the case may be, deliver to the Registered Holder specified above or its registered assigns on [each Instalment Date the relevant Instalment Amount and on] the Maturity Date, or on such earlier date as the same may become due and redeemable in accordance with the Conditions, the amounts payable or, as the case may be, deliverable on redemption of this Note, and to pay or, as the case may be, deliver interest (if any) on the nominal amount of this Note calculated and payable or, as the case may be, deliverable as provided in the Conditions together with any other sums payable or, as the case may be, deliverable under the Conditions.

Interest payable or, as the case may be, deliverable on any Interest Payment Date will, subject to certain conditions set forth in the Conditions, be paid or, as the case may be, delivered to the person in whose name this Note is registered at the close of business on the Record Date (as such term is defined in Condition 6) preceding such Interest Payment Date.

---

* Delete in case of a series of unlisted Notes

This Note shall not be validly issued unless authenticated by the Registrar.

THIS NOTE IS NOT AN OBLIGATION OF ANY GOVERNMENT OR MEMBER OF THE ISSUER

IN WITNESS whereof the Issuer has caused this Note to be duly executed on its behalf.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

Authenticated without recourse,
warranty or liability by
Citibank, N.A.
as Registrar

By: ....
Duly Authorised Signatory

Terms and Conditions

[Terms and Conditions to be as set out in
Schedule 1 to this Agency Agreement
or in such other form as may be agreed]

Pricing Supplement

[Pricing Supplement to be in the form set out in
Annex C of the Appendix A to this Agency
Agreement or in such other form as may be agreed]

FORM OF TRANSFER OF DEFINITIVE REGISTERED NOTE

FOR VALUE RECEIVED the undersigned sell(s), assign(s) and transfer(s) to:

....

....

....

(Please print or type name and address (including postal code) of transferee)

[Specified Currency] .... nominal amount of this Note and all rights under this Note, irrevocably constituting and appointing .... as attorney to transfer the nominal amount of this Note in the register maintained by European Bank for Reconstruction and Development with full power of substitution.

Signature(s) ....

....

Date: ....

NOTE:

1. *This form of transfer must be accompanied by such documents, evidence and information as may be required pursuant to the Terms and Conditions endorsed on the Note to which this form of transfer relates and must be executed under the hand of the transferor or, if the transferor is a corporation, this form of transfer must be executed either under its common seal or under the hand of two of its officers duly authorised in writing and, in the latter case, the document so authorising the officers must be delivered with this form of transfer.*

2. *The signature(s) on this form of transfer must correspond with the name(s) as it/they appear(s) on the face of this Note in every particular, without alteration or enlargement or any change whatever.*

SCHEDULE 3
FORMS OF GLOBAL AND DEFINITIVE BEARER NOTES AND COUPONS
PART I
FORM OF TEMPORARY GLOBAL NOTE

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

TEMPORARY GLOBAL NOTE

This Global Note is a Temporary Global Note in respect of a duly authorised issue of Medium Term Notes (the "**Notes**") of European Bank for Reconstruction and Development (the "**Issuer**") described, and having the provisions specified, in the Pricing Supplement attached hereto (the "**Pricing Supplement**"). References herein to the Conditions shall be to the Terms and Conditions of the Notes as set out in Schedule 1 to the Agency Agreement (as defined below) as modified and supplemented by the information set out in the Pricing Supplement but in the event of any conflict between the provisions of that Schedule and the information set out in the Pricing Supplement, the Pricing Supplement will prevail. In addition, in the event of any conflict between (i) the provisions in this Global Note and (ii) the Conditions (as modified and supplemented by the Pricing Supplement), the latter shall prevail.

This Global Note is issued subject to, and with the benefit of, the Conditions and an amended and restated Agency Agreement (the "**Agency Agreement**", which expression shall be construed as a reference to that agreement as the same may be amended or supplemented from time to time) dated 11 August 2011 and made between the Issuer, Citibank, N.A. as fiscal agent (in such capacity, the "**Agent**") and registrar and the other agents named therein. Words and expressions defined or set out in the Conditions and/or the Pricing Supplement shall bear the same meaning when used herein.

For value received the Issuer, subject to and in accordance with the Conditions, promises to pay or, as the case may be, deliver to the bearer hereof on each Instalment Date the relevant Instalment Amount in respect of the Notes represented by this Global Note (if the Notes represented by this Global Note are redeemable in instalments) and on the Maturity Date, or on such earlier date as the Notes may become due and redeemable in accordance with the Conditions, the amount payable or, as the case may be, deliverable on redemption of the Notes then represented by this Global Note becoming so due and redeemable and to pay or, as the case may be, deliver interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable or, as the case may be, deliverable as provided in the Conditions together with any other sums payable or, as the case may be, deliverable under the Conditions, upon presentation and, at maturity, surrender of this Global Note at the office of the Agent at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB or at the specified office of any of the other paying agents located outside the United States (except as provided in the Conditions) from time to time appointed by the Issuer in respect of the Notes, but in each case subject to the requirements as to certification provided herein.

If the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note, the nominal amount of Notes represented by this Global Note shall be the aggregate amount from time to time entered in the records of both Euroclear Bank S.A./N.V. and Clearstream

Banking, *société anonyme* (together, the "**relevant Clearing Systems**"). The records of the relevant Clearing Systems (which expression in this Global Note means the records that each relevant Clearing System holds for its customers which reflect the amount of such customer's interest in the Notes) shall be conclusive evidence of the nominal amount of Notes represented by this Global Note and, for these purposes, a statement issued by a relevant Clearing System (which statement shall be made available to the bearer upon request) stating the nominal amount of Notes represented by this Global Note at any time shall be conclusive evidence of the records of the relevant Clearing System at that time.

On any redemption or payment of an Instalment Amount or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Global Note the Issuer shall procure that:

(i) If the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note, details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered pro rata in the records of the relevant Clearing Systems and, upon any such entry being made, the nominal amount of the Notes recorded in the records of the relevant Clearing Systems and represented by this Global Note shall be reduced by the aggregate nominal amount of the Notes so redeemed or purchased and cancelled or by the aggregate amount of such instalment so paid; or

(ii) if the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note, details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in Schedule One hereto and the relevant space in Schedule One hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption, payment of an Instalment Amount or purchase and cancellation the nominal amount of the Notes represented by this Global Note shall be reduced by the nominal amount so redeemed or purchased and cancelled or the amount of such Instalment Amount. The nominal amount of the Notes represented by this Global Note following any such redemption, payment of an Instalment Amount or purchase and cancellation as aforesaid or any exchange as referred to below shall be the nominal amount most recently entered by or on behalf of the Issuer in the relevant column in Part II, III or IV of Schedule One or Schedule Two hereto.

Payments due in respect of Notes for the time being represented by this Global Note shall be made to the bearer of this Global Note and each payment so made will discharge the Issuer's obligations in respect thereof. Any failure to make the entries referred to above shall not affect such discharge.

Prior to the Exchange Date (as defined below), all payments or deliveries (if any) on this Global Note will only be made to the bearer hereof to the extent that there is presented to the Agent by Clearstream Banking, *société anonyme* ("**Clearstream, Luxembourg**"), or Euroclear Bank S.A./N.V. ("**Euroclear**") a certificate, substantially in the form set out in Schedule Three hereto, to the effect that it has received from or in respect of a person entitled to a beneficial interest in a particular nominal amount of the Notes (as shown by its records) a certificate from such person in or substantially in the form of Certificate "A" as set out in Schedule Three hereto. After the Exchange Date the holder of this Global Note will not be entitled to receive any payment or delivery hereon unless upon due certification exchange of this Global Note is improperly withheld or refused.

On or after the date (the "**Exchange Date**") which is 40 days after the Issue Date, this Global Note may be exchanged in whole or in part (free of charge) for, as specified in the Pricing Supplement, either (a) security printed Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons in the forms set out in Parts III, IV, V and VI respectively of Schedule 3 to the Agency Agreement (on the basis that all the appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons and the Pricing Supplement has been incorporated on such Definitive Notes) or (b) either, if the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note, interests recorded in the records of the relevant Clearing Systems in a Permanent Global Note or, if the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note, a Permanent Global Note in the form set out in Part II of Schedule 3 to the Agency Agreement (together with the Pricing Supplement attached thereto). If Definitive Notes and (if applicable) Coupons, Receipts and/or Talons have already been issued in exchange for all the Notes represented for the time being by the Permanent Global Note because Euroclear and/or Clearstream, Luxembourg do not regard the Permanent Global Note to be fungible with such Definitive Bearer Notes, then this Global Note may only thereafter be exchanged for Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons pursuant to the terms hereof. Exchange of this Global Note for Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons shall be made only upon such number of days (as specified in the Pricing Supplement) written notice from Euroclear and/or Clearstream, Luxembourg acting on the instructions of any holder of an interest in this Global Note.

Presentation of this Global Note for exchange shall be made by the bearer hereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the office of the Agent specified above. The Issuer shall procure that the Definitive Notes or (as the case may be) the Permanent Global Note shall be so issued and delivered and (in the case of the Permanent Global Note where the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note) recorded in the records of the relevant Clearing System in exchange for only that portion of this Global Note in respect of which there shall have been presented to the Agent by Euroclear or Clearstream, Luxembourg a certificate, substantially in the form set out in Schedule Three hereto, to the effect that it has received from or in respect of a person entitled to a beneficial interest in a particular nominal amount of the Notes (as shown by its records) a certificate from such person in or substantially in the form of Certificate "A" as set out in Schedule Three hereto, unless such certificate has already been given in accordance with the above provisions. The aggregate nominal amount of Definitive Notes or interests in a Permanent Global Note issued upon an exchange of this Global Note will, subject to the terms hereof, be equal to the aggregate nominal amount of this Global Note submitted by the bearer hereof for exchange (to the extent that such nominal amount does not exceed the aggregate nominal amount of this Global Note).

On an exchange of the whole of this Global Note, this Global Note shall be surrendered to the Agent. On an exchange of part only of this Global Note the Issuer shall procure that:

(i) if the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note, details of such exchange shall be entered pro rata in the records of the relevant Clearing System; or

(ii) if the applicable Pricing Supplement indicates that a Global Note is not intended to be a New Global Note, details of such exchange shall be entered by or on behalf of the Issuer in Schedule Two hereto and the relevant space in Schedule Two hereto recording such exchange shall be signed by or on behalf of the Issuer and the nominal amount of the

Notes represented by this Global Note shall be reduced by the nominal amount so exchanged. If, following the issue of a Permanent Global Note in exchange for some of the Notes represented by this Global Note, further Notes represented by this Global Note are to be exchanged for interests in a Permanent Global Note, such exchange may be effected, subject as provided herein, without the issue of a new Permanent Global Note, by the Issuer or its agent endorsing Schedule Two of the Permanent Global Note previously issued to reflect an increase in the aggregate nominal amount of such Permanent Global Note by an amount equal to the aggregate nominal amount of the Permanent Global Note which would otherwise have been issued on such exchange.

Until the exchange of the whole of this Global Note as aforesaid, the bearer hereof shall in all respects (except as otherwise provided herein) be entitled to the same benefits as if he were the bearer of Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons in the forms set out in Part III, Part IV, Part V and Part VI, respectively, of Schedule 3 to the Agency Agreement on the basis that all appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons and the Pricing Supplement has been incorporated on such Definitive Bearer Notes.

In the event that this Global Note (or any part hereof) has become due and redeemable in accordance with the Conditions or that the Maturity Date in respect thereof has occurred and, in either case, payment or delivery in full has not been made to the bearer in accordance with the foregoing then, unless within the period of 15 days commencing on the relevant due date payment or delivery in full in respect of this Global Note is received by the bearer in accordance with the foregoing, this Global Note will become void at 8.00 p.m. (London time) on such fifteenth day and the bearer will have no further rights under this Global Note (but without prejudice to the rights which the bearer or any other person may have under the amended and restated Deed of Covenant executed by the Issuer on 11 August 2011, as may be amended or supplemented from time to time in respect of the Medium Term Notes issued under the Programme Agreement pursuant to which this Global Note is issued).

This Global Note, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by the Agent and, if the applicable Pricing Supplement indicates that this Global Note is intended to be held in a manner which would allow Eurosystem eligibility, effectuated by the entity appointed as common safekeeper by the relevant Clearing Systems.

THE NOTES ARE NOT THE OBLIGATIONS OF ANY GOVERNMENT OR MEMBER OF THE ISSUER

IN WITNESS whereof the Issuer has caused this Global Note to be duly executed on its behalf.

EUROPEAN BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By: ....
Duly Authorised Officer

Authenticated without recourse,
warranty or liability by
Citibank, N.A.
as Registrar

By: ....
Duly Authorised Signatory

Effectuated without recourse,
warranty or liability by

....
as Common Safekeeper

By:

SCHEDULE ONE*
PART I
INTEREST PAYMENTS/DELIVERIES

Interest Payment Date	Date of Payment/ Delivery	Total Amount of Interest Payable/ Deliverable	Amount of Interest Paid/ Delivered	Confirmation of payment/delivery by or on behalf of Issuer
First				
Second				

[continue numbering until the appropriate number of interest payment dates for the particular Series of Notes is reached]

* Schedule One should only be completed where the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note.

PART II
PAYMENT/DELIVERY OF INSTALMENT AMOUNTS

Instalment Date	Date of Payment/ Delivery	Total of Instalment Amounts Payable/ Deliverable	Amount of Instalment Amounts Paid/ Delivered	Remaining amount payable/ deliverable under this Global Note following such payment*	Confirmation of payment/ delivery by or on behalf of the Issuer
First					
Second					

[continue numbering until the appropriate number of Instalment Dates for the particular Series of Notes is reached]

* See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART III
REDEMPTIONS

Date made	Total nominal amount of this Global Note	Nominal amount of this Global Note redeemed	Remaining amount payable/ deliverable under this Global Note following such redemption*	Confirmation of redemption by or on behalf of the Issuer

* See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART IV
PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer

* See most recent entry in Part II, III or IV of Schedule Two in order to determine this amount.

SCHEDULE TWO**

SCHEDULE OF EXCHANGES FOR DEFINITIVE BEARER NOTES OR A PERMANENT GLOBAL NOTE

The following exchanges of a part of this Global Note for Definitive Bearer Notes or Notes represented by a Permanent Global Note have been made:

Date exchange made	Part of nominal amount of Global Note exchanged for Definitive Bearer Notes or Notes represented by a Permanent Global Note	Remaining nominal amount of this Global Note following such exchange*	Notation made by or on behalf of the Issuer

* See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

** Schedule Two should only be completed where the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note.

Date exchange made	Part of nominal amount of Global Note exchanged for Definitive Bearer Notes or Notes represented by a Permanent Global Note	Remaining nominal amount of this Global Note following such exchange*	Notation made by or on behalf of the Issuer

SCHEDULE THREE

FORM OF CERTIFICATE TO BE PRESENTED BY EUROCLEAR OR CLEARSTREAM, LUXEMBOURG

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

[Title of Securities]

(the "**Securities**")

This is to certify that, based solely on certifications we have received in writing or by electronic transmission from member organisations appearing in our records as persons being entitled to a portion of the nominal amount set forth below (our "**Member Organisations**") substantially to the effect set forth in the temporary Global Note representing the Securities, as of the date hereof, [ ] nominal amount of the above-captioned Securities (i) are owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source ("**United States persons**"), (ii) are owned by United States persons that (a) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Sections 1.165-12(c)(1)(iv) ("**financial institutions**") purchasing for their own account or for resale, or (b) acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution has agreed, on its own behalf or through its agent, that we may advise the Issuer or the Issuer's agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institutions for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and to the further effect that United States or foreign financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, "**United States**" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and its "**possessions**" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

If the Securities are of the category contemplated in Section 230.903(c)(3) of Regulation S under the Securities Act of 1933, as amended (the "**Act**") then this is also to certify with respect to such nominal amount of Securities set forth above that, except as set forth below, we have received in writing or by electronic transmission, from our Member Organisations entitled to a portion of such nominal amount, certifications with respect to such portion, substantially to the effect set forth in the temporary Global Note representing the Securities.

We further certify (i) that we are not making available herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) any portion of the temporary global Note excepted in such certifications and (ii) that as of the date hereof we have not received any notification from any of our Member Organisations to the effect that the statements made by such Member Organisations with respect to any portion of the part submitted herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) are no longer true and cannot be relied upon as of the date hereof.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings.

Dated:

Yours faithfully,

[EUROCLEAR BANK S.A/N.V.]

or

[CLEARSTREAM BANKING, *SOCIÉTÉ ANONYME*]

By:

CERTIFICATE "A"

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

[Title of Securities]
(the "**Securities**")

This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (i) are owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source ("**United States person(s)**"), (ii) are owned by United States person(s) that (a) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(iv)) ("**financial institutions**") purchasing for their own account or for resale, or (b) acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise the Issuer or the Issuer's agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and in addition if the owner of the Securities is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)) this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, "**United States**" means the United States of America (including the States and the District of Columbia); and its "**possessions**" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We undertake to advise you promptly by email on or prior to the date on which you intend to submit your certification relating to the Securities held by you for our account in accordance with your documented procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

This certification excepts and does not relate to [ ] of such interest in the above Securities in respect of which we are not able to certify and as to which we understand exchange and delivery of definitive Securities (or, if relevant, exercise of any right or collection of any interest) cannot be made until we do so certify.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings.

Dated:

Name of Person Making Certification

By:

PART II
FORM OF PERMANENT GLOBAL NOTE

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

PERMANENT GLOBAL NOTE

This Global Note is a Permanent Global Note in respect of a duly authorised Series of Medium Term Notes (the "**Notes**") of European Bank for Reconstruction and Development (the "**Issuer**") described, and having the provisions specified, in the Pricing Supplement or Pricing Supplements attached hereto (together the "**Pricing Supplement**"). References herein to the Conditions shall be to the Terms and Conditions of the Notes as set out in Schedule 1 to the Agency Agreement (as defined below) as modified and supplemented by the Pricing Supplement but in the event of any conflict between the provisions of that Schedule and the information set out in the Pricing Supplement, the Pricing Supplement will prevail. In addition, in the event of any conflict between (i) the provisions in this Global Note and (ii) the Conditions (as modified and supplemented by the Pricing Supplement), the latter shall prevail.

This Global Note is issued subject to, and with the benefit of, the Conditions and an amended and restated Agency Agreement (the "**Agency Agreement**", which expression shall be construed as a reference to that agreement as the same may be amended or supplemented from time to time) dated 11 August 2011 and made between the Issuer, Citibank, N.A. as fiscal agent (in such capacity, the "**Agent**") and registrar and the other agents named therein. Words and expressions defined or set out in the Conditions and/or the Pricing Supplement shall bear the same meaning when used herein.

For value received the Issuer, subject to and in accordance with the Conditions, promises to pay or, as the case may be, deliver to the bearer hereof on each Instalment Date the relevant Instalment Amount in respect of the Notes represented by this Global Note (if the Notes represented by this Global Note are redeemable in instalments) and on the Maturity Date, or on such earlier date as the same may become due and redeemable in accordance with the Conditions, the amount payable or, as the case may be, deliverable on redemption of such Notes then represented by this Global Note becoming so due and redeemable, and to pay or, as the case may be, deliver interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable or, as the case may be, deliverable as provided in the Conditions together with any other sums payable or, as the case may be, deliverable under the Conditions upon presentation and, at maturity, surrender of this Global Note at the office of the Agent at Citigroup Centre, Canada Square, London E14 5LB or at the specified office of any of the other paying agents located outside the United States (except as provided in the Conditions) from time to time appointed by the Issuer in respect of the Notes.

If the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note, the nominal amount of Notes represented by this Global Note shall be the aggregate amount from time to time entered in the records of both Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme* (together, the "**relevant Clearing Systems**"). The records of the relevant Clearing Systems (which expression in this Global Note means the records that each relevant Clearing System holds for its customers which reflect the amount of such customer's

interest in the Notes) shall be conclusive evidence of the nominal amount of Notes represented by this Global Note and, for these purposes, a statement issued by a relevant Clearing System (which statement shall be made available to the bearer upon request) stating the nominal amount of Notes represented by this Global Note at any time shall be conclusive evidence of the records of the relevant Clearing System at that time.

On any redemption or payment of an Instalment Amount or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Global Note the Issuer shall procure that:

(i) if the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note, details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered pro rata in the records of the relevant Clearing Systems and, upon any such entry being made, the nominal amount of the Notes recorded in the records of the relevant Clearing Systems and represented by this Global Note shall be reduced by the aggregate nominal amount of the Notes so redeemed or purchased and cancelled or by the aggregate amount of such instalment so paid; or

(ii) if the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note, details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in Schedule One hereto and the relevant space in Schedule One hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption, payment of an Instalment Amount or purchase and cancellation the nominal amount of the Notes represented by this Global Note shall be reduced by the nominal amount of such Notes so redeemed or purchased and cancelled or the amount of the Instalment Amount. The nominal amount of the Notes represented by this Global Note following any such redemption, payment of an Instalment Amount or purchase and cancellation as aforesaid or any exchanges as referred to below shall be the nominal amount most recently entered by or on behalf of the Issuer in the relevant column in Part II, III or IV of Schedule One or Schedule Two hereto.

Payments in respect of Notes for the time being represented by this Global Note shall be made to the bearer of this Global Note and each payment so made will discharge the Issuer's obligations in respect thereof. Any failure to make the entries referred to above shall not affect such discharge.

The Notes represented by this Global Note were originally represented by one or more Temporary Global Notes. Unless any such Temporary Global Note was exchanged in whole on the issue hereof, an interest in such Temporary Global Note may be further exchanged, on the terms and conditions set out therein, for an interest in this Global Note. The Issuer shall procure that:

(i) if the applicable Pricing Supplement indicates that this Global Note is intended to be a New Global Note, details of such exchange shall be entered in the records of the relevant Clearing Systems; or

(ii) if the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note, the Issuer or its agent shall endorse Schedule Two hereto to reflect the increase in the aggregate nominal amount of this Global Note due to each such exchange, whereupon the nominal amount hereof shall be increased for all purposes by the amount so exchanged and endorsed.

This Global Note may be exchanged in whole but not in part (free of charge) for Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons in the form set out in Part III, Part IV,

Part V and Part VI respectively, of Schedule 3 to the Agency Agreement (on the basis that all the appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Coupons, Receipts and Talons and the Pricing Supplement (or the relevant provisions of the Pricing Supplement) has been incorporated in or attached to such Definitive Bearer Notes) only upon the occurrence of an Exchange Event.

An "**Exchange Event**" means:

(1) an Event of Default has occurred and is continuing; or

(2) the Issuer has been notified that either Euroclear or Clearstream, Luxembourg (or any other relevant clearing system) has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available.

Following the occurrence of an Exchange Event:

(i) the Issuer will promptly give notice to Noteholders in accordance with Condition 13; and

(ii) Euroclear and/or Clearstream, Luxembourg acting on the instructions of any holder of an interest in this Global Note may give notice to the Agent requesting exchange. Any such exchange shall occur no later than 40 days after the date of receipt of the relevant notice by the Agent.

Any such exchange as aforesaid will be made upon presentation of this Global Note at the office of the Agent specified above by the bearer hereof on any day (other than a Saturday or Sunday) on which banks are open for business in London. The aggregate nominal amount of Definitive Bearer Notes issued upon an exchange of this Global Note will be equal to the aggregate nominal amount of this Global Note.

On an exchange of the whole of this Global Note, this Global Note shall be surrendered to the Agent.

Until the exchange of the whole of this Global Note as aforesaid, the bearer hereof shall in all respects be entitled to the same benefits as if he were the bearer of Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons in the forms set out in Part III, Part IV, Part V and Part VI respectively of Schedule 3 to the Agency Agreement (on the basis that all appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Coupons, Receipts and/or Talons and the Pricing Supplement has been incorporated on such Definitive Bearer Notes).

In the event that this Global Note (or any part hereof) has become due and redeemable in accordance with the Conditions or that the Maturity Date in respect thereof has occurred and, in either case, payment or delivery in full has not been made to the bearer in accordance with the foregoing then, unless within the period of 15 days commencing on the relevant due date payment or delivery in full in respect of this Global Note is received by the bearer in accordance with the foregoing, this Global Note will become void at 8.00 p.m. (London time) on such fifteenth day and the bearer will have no further rights under this Global Note (but without prejudice to the rights which the bearer or any other person may have under the amended and restated Deed of Covenant executed by the Issuer on 11 August 2011, as may be amended or supplemented from time to time in respect of the Medium Term Notes issued under the Programme Agreement pursuant to which this Global Note is issued).

This Global Note, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by the Agent and, if the applicable Pricing Supplement indicates that this Global Note is intended to be held in a manner which would allow Eurosystem eligibility, effectuated by the entity appointed as common safekeeper by the Relevant Clearing Systems.

THE NOTES ARE NOT THE OBLIGATIONS OF ANY GOVERNMENT OR MEMBER OF THE ISSUER

IN WITNESS whereof the Issuer has caused this Global Note to be duly executed on its behalf.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

Authenticated without recourse,
warranty or liability by
Citibank, N.A.
as Registrar

By: ....
Duly Authorised Signatory

Effectuated without recourse,
warranty or liability by

....
as Common Safekeeper

By:

SCHEDULE ONE*

PART I

INTEREST PAYMENTS/DELIVERIES

Interest Payment Date	Date of Payment/ Delivery	Total Amount of Interest Payable/ Deliverable	Amount of Interest Paid/ Delivered	Confirmation of payment/delivery by or on behalf of Issuer
First				
Second				

[continue numbering until the appropriate number of Interest Payment Dates for the particular issue of Notes is reached]

* Schedule One should only be completed where the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note.

PART II
PAYMENT/DELIVERY OF INSTALMENT AMOUNTS

Instalment Date	Date of Payment/ Delivery	Total of Instalment Amounts Payable/ Deliverable	Amount of Instalment Amounts Paid/ Delivered	Remaining amount payable/ deliverable under this Global Note following such payment*	Confirmation of payment/ delivery by or on behalf of the Issuer
First					
Second					

[continue numbering until the appropriate number of Instalment Dates for the particular Series of Notes is reached]

* See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART III
REDEMPTIONS

Date made	Total nominal amount of this Global Note	Nominal amount of this Global Note redeemed	Remaining amount payable/ deliverable under this Global Note following such redemption*	Confirmation of redemption by or on behalf of the Issuer

* See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART IV
PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer

* See most recent entry in Part II, III or IV of Schedule Two in order to determine this amount.

SCHEDULE TWO
SCHEDULE OF EXCHANGES*

The following exchanges affecting the nominal amount of this Global Note have been made:

Date exchange made	Increase in nominal amount of this Global Note due to exchanges of a Temporary Global Note for this Global Note	Nominal amount of this Global Note following such exchange	Notation made by or on behalf of the Issuer

* Schedule Two should only be completed where the applicable Pricing Supplement indicates that this Global Note is not intended to be a New Global Note.

PART III
FORM OF DEFINITIVE BEARER NOTE

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

[Specified Currency and Nominal Amount of Series]
MEDIUM TERM NOTES DUE [Year of Maturity]

Series No. [ ]

[This Note is a listed security admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange
plc
(the "**London Stock Exchange**")]*

This Note is one of a series of notes of [Specified Currency and Specified Denomination] each ("**Notes**") of European Bank for Reconstruction and Development (the "**Issuer**") issued on [date of issue] and maturing on the date specified above. References herein to the Conditions shall be to the Terms and Conditions endorsed hereon as modified and supplemented by the information set out in the Pricing Supplement (herein referred to as the "**applicable Pricing Supplement**") the relevant provisions of which are incorporated herein but, in the event of any conflict between the provisions of the Conditions and the information set out in the applicable Pricing Supplement, the latter will prevail.

This Note is issued subject to, and with the benefit of, the Conditions and an amended and restated Agency Agreement (the "**Agency Agreement**", which expression shall be construed as a reference to that agreement as the same may be amended or supplemented from time to time) dated 11 August 2011 and made between the Issuer, Citibank, N.A. (the "**Agent**"), the registrar and the other agents named therein. Words and expressions used herein shall have the meanings attributed to them in the Conditions (including the applicable Pricing Supplement) and the Agency Agreement, unless the context otherwise requires.

For value received, the Issuer, subject to and in accordance with the Conditions, promises to pay or, as the case may be, deliver to the bearer on [each Instalment Date the relevant Instalment Amount and on] the Maturity Date, or on such earlier date as the Notes may become due and redeemable in accordance with the Conditions, the amount payable or, as the case may be, deliverable on redemption of this Note and to pay or, as the case may be, deliver interest (if any) on the nominal amount of this Note calculated and payable or, as the case may be, deliverable as provided in the Conditions together with any other sums payable or, as the case may be, deliverable under the Conditions.

Title to this Note and to any Coupon, Talon or Receipt appertaining hereto shall pass by delivery. The Issuer may treat the bearer hereof as the absolute owner of this Note for all purposes (whether or not this Note shall be overdue and notwithstanding any notice of ownership or writing hereon or notice of any previous loss or theft or trust or other interest herein).

* Delete in case of a series of unlisted Notes.

This Note shall not be validly issued unless authenticated by the Agent.

THIS NOTE IS NOT AN OBLIGATION OF ANY GOVERNMENT OR MEMBER OF THE ISSUER

IN WITNESS whereof the Issuer has caused this Note to be duly executed on its behalf.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

Authenticated without recourse,
warranty or liability by
Citibank, N.A.
as Registrar

By: ....
Duly Authorised Signatory

Terms and Conditions

[Terms and Conditions to be as set out in
Schedule 1 to this Agency Agreement
or in such other form as may be agreed]

Pricing Supplement

[Pricing Supplement (or the relevant provisions thereof) to be in the form set out
in Annex C of Appendix A to this Agency
Agreement or in such other form as may be agreed]

PART IV
FORM OF COUPON

(Face of Coupon)

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

[Specified Currency and Nominal Amount of Series]
MEDIUM TERM NOTES DUE [Year of Maturity]

Series No. [ ]

Part A

For Fixed Rate Notes:

This Coupon is payable/deliverable to bearer, separately negotiable and subject to the Terms and Conditions of the said Notes.	Coupon for [ ] due on [ ], [20[ ]]

Part B

For Floating Rate Notes:

Coupon for the amount due in accordance with the Terms and Conditions on the said Notes on the Interest Payment Date falling in [ ] [20[ ]].	Coupon due in [ ] [20[ ]]

This Coupon is payable/deliverable to bearer, separately negotiable and subject to such Terms and Conditions, under which it may become void before its due date.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

00 000000 [ISIN] 00 000000

(Reverse of Coupon)

AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

and/or such other or further Agent, Registrar and other or further Paying Agents and/or specified offices as may from time to time be duly appointed by the Issuer and notice of which has been given to the Noteholders.

PART V
FORM OF RECEIPT

(On the front)

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT (the "**Issuer**")

[Specified Currency and Nominal Amount of Series]

MEDIUM TERM NOTES DUE [Year of Maturity]

Series No. [ ]

Receipt for the sum of [ ] being the instalment of principal payable or, as the case may be, deliverable in accordance with the Terms and Conditions endorsed on the Note to which this Receipt appertains (the "**Conditions**") on [ ].

This Receipt is issued subject to and in accordance with the Conditions which shall be binding upon the holder of this Receipt (whether or not it is for the time being attached to such Note) and is payable or, as the case may be, deliverable at the specified office of any of the Paying Agents set out on the reverse hereof (and/or any other or further Paying Agents and/or specified offices as may from time to time be duly appointed and notified to the Noteholders).

This Receipt must be presented for payment or, as the case may be, delivery together with the Note to which it appertains. The Issuer shall have no obligation in respect of any Receipt presented without the Note to which it appertains or any unmatured Receipts.

EUROPEAN BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:........................... Duly Authorised Officer

PART VI
FORM OF TALON

(On the front)

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

[Specified Currency and Nominal Amount of Series]

MEDIUM TERM NOTES DUE [Year of Maturity]

Series No. [ ]

On and after [ ] further Coupons [and a further Talon] appertaining to the Note to which this Talon appertains will be issued at the specified office of any of the Paying Agents set out on the reverse hereof (and/or any other or further Paying Agents and/or specified offices as may from time to time be duly appointed and notified to the Noteholders) upon production and surrender of this Talon.

This Talon may, in certain circumstances, become void under the Terms and Conditions endorsed on the Notes to which this Talon appertains.

EUROPEAN BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By: ....
Duly Authorised Officer

(Reverse of Receipt and Talon)

AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

and/or such other or further Agent, Registrar and other or further Paying Agents and/or specified offices as may from time to time be duly appointed by the Issuer and notice of which has been given to the Noteholders.

SCHEDULE 4
PROVISIONS FOR MEETINGS OF NOTEHOLDERS

The provisions of this Schedule shall apply *mutatis mutandis* separately and independently to the Notes of each Series and the expressions "**Notes**", "**Noteholders**", "**Couponholders**" and "**Conditions**" shall be construed accordingly.

1.

1.1 As used in this Schedule the following expressions shall have the following meanings unless the context otherwise requires:

1.1.1 "**voting certificate**" shall mean an English language certificate issued by a Paying Agent and dated in which it is stated:

(i) that on the date thereof Bearer Notes (not being Bearer Notes in respect of which a block voting instruction has been issued and is outstanding in respect of the meeting specified in such voting certificate and any adjourned such meeting) bearing specified serial numbers were deposited with such Paying Agent or (to the satisfaction of such Paying Agent) were held to its order or under its control and that no such Bearer Notes will cease to be so deposited or held until the first to occur of:

(a) the conclusion of the meeting specified in such certificate or, if applicable, any adjourned such meeting; or

(b) the surrender of the certificate to the Paying Agent who issued the same;

(ii) that the bearer thereof is entitled to attend and vote at such meeting and any adjourned such meeting in respect of the Bearer Notes represented by such certificate;

1.1.2 "**block voting instruction**" shall mean an English language document issued by a Paying Agent and dated in which:

(i) it is certified that Bearer Notes (not being Bearer Notes in respect of which a voting certificate has been issued and is outstanding in respect of the meeting specified in such block voting instruction and any adjourned such meeting) have been deposited with such Paying Agent or (to the satisfaction of such Paying Agent) were held to its order or under its control and that no such Bearer Notes will cease to be so deposited or held until the first to occur of:

(a) the conclusion of the meeting specified in such document or, if applicable, any adjourned such meeting; and

(b) the surrender to the Paying Agent not less than 48 hours before the time for which such meeting or any adjourned such meeting is convened of the receipt issued by such Paying Agent in respect of each such deposited Bearer Note which is to be released or (as the case may require) the Bearer Note or Bearer Notes ceasing with the agreement of the Paying Agent to be held to its order or under its control and the giving of notice by the Paying Agent to the Issuer in

accordance with paragraph 17 below of the necessary amendment to the block voting instruction;

(ii) it is certified that each holder of such Bearer Notes has instructed such Paying Agent that the vote(s) attributable to the Bearer Note or Bearer Notes so deposited or held should be cast in a particular way in relation to the resolution or resolutions to be put to such meeting or any adjourned such meeting and that all such instructions are during the period commencing 48 hours prior to the time for which such meeting or any adjourned such meeting is convened and ending at the conclusion or adjournment thereof neither revocable nor capable of amendment;

(iii) the total number and the serial numbers of the Bearer Notes so deposited or held are listed distinguishing with regard to each such resolution between those in respect of which instructions have been given as aforesaid that the votes attributable thereto should be cast in favour of the resolution and those in respect of which instructions have been so given that the votes attributable thereto should be cast against the resolution; and

(iv) one or more persons named in such document (each hereinafter called a "**proxy**") is or are authorised and instructed by such Paying Agent to cast the votes attributable to the Bearer Notes so listed in accordance with the instructions referred to in subparagraph (iii) above as set out in such document.

The holder of any voting certificate or the proxies named in any block voting instruction shall for all purposes in connection with the relevant meeting or adjourned meeting of Noteholders be deemed to be the holder of the Bearer Notes to which such voting certificate or block voting instruction relates and the Paying Agent with which such Bearer Notes have been deposited or the person holding the same to the order or under the control of such Paying Agent shall be deemed for such purposes not to be the holder of those Bearer Notes.

1.2

1.2.1 A holder of Registered Notes may by an instrument in writing (a "**form of proxy**") signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation, appoint any person (a "**proxy**") to act on his or its behalf in connection with any meeting or proposed meeting of the Noteholders.

1.2.2 Any holder of Registered Notes which is a corporation may by resolution of its directors or other governing body authorise any person to act as its representative (a "**representative**") in connection with any meeting or proposed meeting of the Noteholders.

1.2.3 Any proxy appointed pursuant to subparagraph 1.2.1 or any representative appointed pursuant to subparagraph 1.2.2 shall, so long as the appointment remains in force, be deemed for all purposes in connection with any meeting or proposed meeting of the Noteholders specified in the appointment, to be the holder of the Registered Notes to which the appointment relates and the holder of the Registered Notes shall be deemed for such purposes not to be the holder.

1.3 In the case of Registered Notes and/or Bearer Notes held by a common depositary or a nominee on behalf of a clearing system, such clearing system may inform the Agent by email of the voting instruction in respect of a specified number of Registered Notes and/or Bearer Notes received from a certain number of its accountholders and instruct the Agent to complete one form of proxy (in the case of Registered Notes) or a voting certificate and block voting instruction (in the case of Bearer Notes) (in each case with no signature required) appointing a proxy to act on behalf of the relevant clearing system and such accountholders in the manner specified in the email in connection with any meeting or proposed meeting of the Noteholders.

2. The Issuer may at any time and, upon a requisition in writing of Noteholders holding not less than one tenth of the nominal amount of the Notes for the time being outstanding, shall, convene a meeting of the Noteholders and if the Issuer makes default for a period of seven days in convening such a meeting the same may be convened by the requisitionists. Whenever the Issuer is about to convene any such meeting it shall forthwith give notice in writing to the Agent and the Dealers of the day, time and place thereof and of the nature of the business to be transacted thereat. Every such meeting shall be held at such time and place as the Agent may approve.

3. At least 21 days' notice (exclusive of the day on which the notice is given and the day on which the meeting is held) specifying the place, day and hour of meeting shall be given to the Noteholders prior to any meeting of the Noteholders in the manner provided by Condition 13. Such notice shall state generally the nature of the business to be transacted at the meeting thereby convened but (except for an Extraordinary Resolution) it shall not be necessary to specify in such notice the terms of any resolution to be proposed. Such notice shall include a statement to the effect that (a) Bearer Notes may be deposited with Paying Agents for the purpose of obtaining voting certificates or appointing proxies, (b) the holders of Registered Notes may appoint proxies by executing and delivering a form of proxy to the specified office of the Registrar not less than 24 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution of their directors or other governing body and (c) a relevant clearing system may appoint a proxy or proxies by instructing the Agent to complete a form of proxy, as set out in paragraph 1.3 by email to be received by the Agent not less than one hour before the time fixed for the meeting. A copy of the notice shall be sent by post to the Issuer (unless the meeting is convened by the Issuer).

4. Some person (who may but need not be a Noteholder) nominated in writing by the Issuer shall be entitled to take the chair at every such meeting but if no such nomination is made or if at any meeting the person nominated shall not be present within fifteen minutes after the time appointed for holding the meeting the Noteholders present shall choose one of their number to be Chairman.

5. At any such meeting one or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than one-twentieth of the nominal amount of the Notes shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a Chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be one or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate a clear majority in

nominal amount of the Notes for the time being outstanding PROVIDED THAT at any meeting the business of which includes consideration of proposals (each of which shall only be capable of being effected after having been approved by Extraordinary Resolution) namely:

(i) modification of the Maturity Date of the Notes of any Series or reduction or cancellation of the amount of principal payable upon maturity;

(ii) reduction of the amount payable or modification of the payment date in respect of any Coupons or variation of the method of calculating the rate of interest in respect of the Notes of any Series;

(iii) reduction of any Minimum Rate of Interest and/or Maximum Rate of Interest shown on the face of any Floating Rate Note;

(iv) modification of the currency in which payments under the Notes of any Series and/or the Coupons appertaining thereto are to be made;

(v) modification of the majority required to pass an Extraordinary Resolution;

(vi) alteration of this proviso or the proviso to paragraph 6 below;

the quorum shall be one or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than three-quarters, or at any adjourned such meeting not less than a clear majority, of the nominal amount of the Notes of the relevant Series for the time being outstanding. An Extraordinary Resolution passed at any meeting of the holders of Notes or any Series will be binding on all holders of Notes of the relevant Series, whether or not they are present at the meeting, and on all holders of Coupons and Receipts appertaining to such Notes.

6. If within fifteen minutes after the time appointed for any such meeting a quorum is not present the meeting shall if convened upon the requisition of Noteholders be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if such day is a public holiday the next succeeding business day) at the same time and place (except in the case of a meeting at which an Extraordinary Resolution is to be proposed in which case it shall stand adjourned for such period being not less than 14 days nor more than 42 days, and at such place as may be appointed by the Chairman and approved by the Agent) and at such adjourned meeting one or more persons present holding Notes or voting certificates or being proxies or representatives (whatever the nominal amount of the Notes so held or represented by them) shall (subject as provided below) form a quorum and shall (subject as provided below) have power to pass any Extraordinary Resolution or other resolution and to decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had the requisite quorum been present PROVIDED THAT at any adjourned meeting the business of which includes any of the matters specified in the proviso to paragraph 5 above the quorum shall be one or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than a clear majority of nominal amount of the Notes for the time being outstanding.

7. Notice of any adjourned meeting at which an Extraordinary Resolution is to be submitted shall be given in the same manner as notice of an original meeting but as if 10 were substituted for 21 in paragraph 3 above and such notice shall (except in cases where the proviso to paragraph 6 above shall apply when it shall state the relevant quorum) state that one or more persons present holding Notes or voting certificates or being proxies or

representatives at the adjourned meeting whatever the nominal amount of the Notes held or represented by them will form a quorum. Subject as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

8. Every question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Noteholder or as a holder of a voting certificate or as a proxy or as a representative.

9. At any meeting unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman or the Issuer or by one or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than one-fiftieth part of the nominal amount of the Notes then outstanding a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10. Subject to paragraph 12 below, if at any such meeting a poll is so demanded it shall be taken in such manner and subject as hereinafter provided either at once or after an adjournment as the Chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the motion on which the poll has been demanded.

11. The Chairman may with the consent of (and shall if directed by) any such meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully (but for lack of required quorum) have been transacted at the meeting from which the adjournment took place.

12. Any poll demanded at any such meeting on the election of a Chairman or on any question of adjournment shall be taken at the meeting without adjournment.

13. The Issuer through its representative and the legal/financial advisors of the Issuer and the Agent may attend and speak at any meeting. Save as aforesaid, but without prejudice to the proviso to the definition of "outstanding" in Clause 1 of the Agency Agreement, no person shall be entitled to attend and speak nor shall any person be entitled to vote at any meeting of the Noteholders or join with others in requisitioning the convening of such a meeting unless he either produces the Bearer Note or Bearer Notes of which he is the holder or a voting certificate or is a proxy or a representative or is the holder of a Registered Note. The Issuer shall not be entitled to vote at any meeting in respect of Notes held by it for the benefit of any such company and no other person shall be entitled to vote at any meeting in respect of Notes held by it for the benefit of any such company. Nothing herein contained shall prevent any of the proxies named in any block voting instruction or form of proxy or any representative from being a director, officer or representative of or otherwise connected with the Issuer.

14. Subject as provided in paragraph 13 above at any meeting:

14.1 on a show of hands every person who is present in person and produces a Bearer Note or voting certificate or is a holder of a Registered Note or is a proxy or representative shall have one vote; and

14.2 on a poll every person who is so present shall have one vote in respect of every smallest unit of Specified Currency or such other amount as the Agent shall in its absolute discretion stipulate in nominal amount of Notes so produced or represented by the voting certificate so produced or in respect of which he is a proxy or representative or in respect of which he is the Noteholder. Without prejudice to the obligations of proxies named in any block voting instruction or form of proxy, any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

15. The proxies named in any block voting instruction or form of proxy and representatives need not be Noteholders.

16. Each block voting instruction together (if so requested by the Issuer) with proof satisfactory to the Issuer of its due execution on behalf of the relevant Paying Agent and each form of proxy shall be deposited at such place as the Agent shall approve not less than 24 hours (or, in the case of a form of proxy or voting certificate and block voting instruction completed by the Agent pursuant to instructions sent to the Agent by a relevant clearing system in accordance with paragraphs 1.3 and 3 above, one hour) before the time appointed for holding the meeting or adjourned meeting at which the proxies named in the block voting instruction or form of proxy propose to vote and in default the block voting instruction or form of proxy shall not be treated as valid unless the Chairman of the meeting decides otherwise before such meeting or adjourned meeting proceeds to business. A notarially certified copy of each block voting instruction or form of proxy (except in the case of a form of proxy or voting certificate and block voting instruction completed by the Agent pursuant to instructions sent to the Agent by a relevant clearing system) shall be deposited with the Agent before the commencement of the meeting or adjourned meeting but the Agent shall not thereby be obliged to investigate or be concerned with the validity of or the authority of the proxies named in any such block voting instruction or form of proxy.

17. Any vote given in accordance with the terms of a block voting instruction or form of proxy shall be valid notwithstanding the previous revocation or amendment of the block voting instruction or form of proxy or of any of the Noteholders' instructions pursuant to which it was executed PROVIDED THAT no intimation in writing of such revocation or amendment shall have been received from the relevant Paying Agent or in the case of a Registered Note from the holder of the Registered Note by the Issuer at its registered office (or such other place as may have been approved by the Agent for the purpose) by the time being 24 hours (or, in the case of a form of proxy or voting certificate and block voting instruction completed by the Agent pursuant to instructions sent to the Agent by a relevant clearing system in accordance with paragraphs 1.3 and 3 above, one hour) before the time appointed for holding the meeting or adjourned meeting at which the block voting instruction or form of proxy is to be used.

18. A meeting of the Noteholders shall in addition to the powers hereinbefore given have the following powers exercisable by Extraordinary Resolution (subject to the provisions relating to quorum contained in paragraphs 5 and 6 above) only namely:

18.1 Power to sanction any compromise or arrangement proposed to be made between the Issuer and the Noteholders and Couponholders or any of them.

18.2 Power to sanction any abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders and Couponholders against the Issuer or against any of its

property whether such rights shall arise under these presents, the Notes or the Coupons or otherwise.

18.3 Power to assent to any modification of the provisions contained in these presents or the Conditions, the Notes or the Coupons which shall be proposed by the Issuer.

18.4 Power to give any authority or sanction which under the provisions of these presents or the Notes is required to be given by Extraordinary Resolution.

18.5 Power to appoint any persons (whether Noteholders or not) as a committee or committees to represent the interests of the Noteholders and to confer upon such committee or committees any powers or discretions which the Noteholders could themselves exercise by Extraordinary Resolution.

18.6 Power to sanction any scheme or proposal for the exchange or sale of the Notes for, or the conversion of the Notes into, or the cancellation of the Notes in consideration of, shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash.

18.7 Power to approve the substitution of any entity in place of the Issuer (or any previous substitute) as the principal debtor in respect of the Notes and the Coupons.

19. Any resolution passed at a meeting of the Noteholders duly convened and held in accordance with these presents shall be binding upon all the Noteholders whether present or not present at such meeting and whether or not voting and upon all Couponholders and each of them shall be bound to give effect thereto accordingly and the passing of any such resolution shall be conclusive evidence that the circumstances justify the passing thereof. Notice of the result of the voting on any resolution duly considered by the Noteholders shall be published in accordance with Condition 13, by the Issuer within 14 days of such result being known PROVIDED THAT the non-publication of such notice shall not invalidate such resolution.

20. The expression "**Extraordinary Resolution**" when used in these presents means a resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions herein contained by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or if a poll be duly demanded then by a majority consisting of not less than three-fourths of the votes given on such poll. A resolution in writing signed by or on behalf of persons holding directly, or, in relation to Notes held in global form, by the relevant common depositary or nominee of the applicable clearing system (in accordance with the rules and procedures of that applicable clearing system) holding, not less than 90 per cent. in principal amount of the Notes who for the time being are entitled to receive notice of a meeting in accordance with the provisions herein contained shall for all purposes be as valid and effectual as, and shall take effect as, an Extraordinary Resolution passed at a meeting of such Noteholders duly convened and held in accordance with the provisions herein contained. Such resolution in writing may be contained in one document or in several documents in like form each signed by or on behalf of one or more of the relevant Noteholders.

21. Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the

Issuer and any such Minutes as aforesaid if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings had shall be conclusive evidence of the matters therein contained and until the contrary is proved every such meeting in respect of the proceedings of which Minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed or had.

SCHEDULE 5
REGISTRATION AND TRANSFER OF REGISTERED NOTES

1. Each Registered Note shall have an identifying serial number which shall be entered on the Register.

2. The Registered Notes are transferable by execution of the form of transfer endorsed thereon under the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of two of its officers duly authorised in writing.

3. The Registered Notes to be transferred must be delivered for registration to the specified office of the Registrar with the form of transfer endorsed on the Registered Notes duly completed and executed and must be accompanied by the documents, evidence and information required pursuant to the Conditions and such other evidence as the Issuer may reasonably require to prove the title of the transferor or his right to transfer the Registered Notes and, if the form of transfer is executed by some other person on his behalf or in the case of the execution of a form of transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so.

4. The executors or administrators of a deceased holder of Registered Notes (not being one of several joint holders) and in the case of the death of one or more of several joint holders the survivor of the joint holders shall be the only person or persons recognised by the Issuer as having any title to the Registered Notes.

5. Any person becoming entitled to Registered Notes in consequence of the death or bankruptcy of the holder of such Registered Notes may upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Issuer shall reasonably require be registered himself as the holder of such Registered Notes or, subject to the preceding paragraphs as to transfer, may transfer such Registered Notes. The Issuer shall be at liberty to retain any amount payable upon the Registered Notes to which any person is so entitled until the person shall be registered as provided above or shall duly transfer the Registered Notes.

6. Unless otherwise requested by him and agreed by the Issuer, the holder of Registered Notes shall be entitled to receive only one Definitive Registered Note in respect of his entire holding.

7. The joint holders of Registered Notes shall be entitled to one Definitive Registered Note only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the register of the holders of Registered Notes in respect of the joint holding and who shall be the only person entitled to exercise any rights attached to such Note including, without limitation, the right to vote at a meeting of Noteholders.

8. Where a holder of Registered Notes has transferred part only of his holding there shall be delivered to him without charge a Definitive Registered Note in respect of the balance of the holding.

9. The Issuer shall make no charge to the holders for the registration of any holding of Registered Notes or any transfer thereof or for the issue thereof or for the delivery of Registered Notes at the specified office of the Registrar or by post to the address specified by the Noteholder. If any Noteholder entitled to receive a Definitive Registered Note wishes to have the same delivered to him otherwise than at the specified office of the

Registrar, the delivery shall be made, upon his written request to the Registrar, at his risk and (except where sent by post to the address specified by the Noteholder) at his expense.

10. The holder of a Registered Note may (to the extent permitted by law) be treated at all times, by all persons and for all purposes as the absolute owner of such Registered Note as provided in the Conditions. The Issuer shall not be bound to see to the execution of any trust to which any Registered Note may be subject and no notice of any trust shall be entered on the register. The holder of a Registered Note will be recognised by the Issuer as entitled to his Registered Note free from any equity, set-off or counterclaim on the part of the Issuer against the original or any intermediate holder of the Registered Note.

11. Transfers of Registered Notes sold to branches of United States banks located outside the United States (as defined in the Global Note) or to institutional investors in the United States or who are U.S. persons (as defined in Regulation S promulgated under the Securities Act of 1933) as part of the initial distribution of the Notes will be subject to such reasonable requirements as are agreed between the Issuer and the Registrar, including the delivery of an opinion of counsel if required by the Issuer.

12. The Registrar shall ensure that any Registered Note issued as a result of the transfer of, or in substitution for, a Registered Note bearing a legend of the type set forth at the top of the form of definitive Registered Note set out in Part II of Schedule 2 shall bear the same legend unless the Registrar shall have been otherwise advised by the Issuer on the basis of an opinion of counsel experienced in giving opinions with respect to questions relating to the securities laws of the United States to the effect that the legend is no longer required in order to maintain compliance with the securities laws of the United States.

SCHEDULE 6
OBLIGATIONS REGARDING NOTES IN NGN FORM

In relation to each Series of Notes that are NGNs, the Agent will comply with the following provisions:

1. The Agent will inform each of Euroclear and Clearstream, Luxembourg (the "**ICSDs**"), through the common service provider appointed by the ICSDs to service the Notes (the "**CSP**"), of the initial issue outstanding amount ("**IOA**") for each Tranche on or prior to the relevant Issue Date.

2. If any event occurs that requires a mark up or mark down of the records which an ICSD holds for its customers to reflect such customers' interest in the Notes, the Agent will promptly provide details of the amount of such mark up or mark down, together with a description of the event that requires it, to the ICSDs (through the CSP) to ensure that the IOA of the Notes remains at all times accurate.

3. The Agent will at least once every month reconcile its record of the IOA of the Notes with information received from the ICSDs (through the CSP) with respect to the IOA maintained by the ICSDs for the Notes and will promptly inform the ICSDs (through the CSP) of any discrepancies.

4. The Agent will promptly assist the ICSDs (through the CSP) in resolving any discrepancy identified in the IOA of the Notes.

5. The Agent will promptly provide to the ICSDs (through the CSP) details of all amounts paid by it under the Notes (or, where the Notes provide for delivery of assets other than cash, of the assets so delivered).

6. The Agent will promptly provide to the ICSDs (through the CSP) notice of any changes to the Notes that will affect the amount of, or date for, any payment due under the Notes.

7. The Agent will (to the extent known to it) promptly provide to the ICSDs (through the CSP) copies of all information that is given to the holders of the Notes.

8. The Agent will promptly pass on to the Issuer all communications it receives from the ICSDs directly or through the CSP relating to the Notes.

9. The Agent will (to the extent known to it) promptly notify the ICSDs (through the CSP) of any failure by the Issuer to make any payment or delivery due under the Notes when due.

APPENDIX A
FORM OF OPERATING & ADMINISTRATIVE PROCEDURES MEMORANDUM

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

Global Medium Term Note Programme
for the issue of Notes
with a minimum maturity of 1 month

OPERATING & ADMINISTRATIVE

PROCEDURES MEMORANDUM

Linklaters

Ref: CJXW/CCB/MJT

This Memorandum sets forth the operating, settlement, administration and other procedures initially agreed between European Bank for Reconstruction and Development (the "**Issuer**"), Citibank, N.A. as fiscal agent and registrar (in such capacities the "**Agent**" and the "**Registrar**", respectively) and The Bank of New York Mellon SA/NV (the "**Paying Agent**" together with the Agent, the "**Paying Agents**") in the Agency Agreement between those parties dated 11 August 2011 as may be amended or supplemented from time to time (the "**Agency Agreement**") for the purposes of Clause 3 of the Agency Agreement and otherwise in connection with issues of Notes by the Issuer under the Global Medium Term Note Programme of the Issuer (the "**Programme**"). Terms used herein shall have the meanings given to them under the Agency Agreement. An index of defined terms is set out in Annex E.

The documentation of the Programme provides for the issue of various types of Notes denominated in any currency or currencies as may be agreed between the Issuer and the relevant Purchaser or Purchasers and with a minimum maturity of one month (subject to certain restrictions as to minimum and/or maximum maturities and other restrictions as set out in the Prospectus describing the Programme).

Where notification is given to the Agent by the Issuer pursuant to Clause 3.1 of the Agency Agreement in respect of an issue of Notes the following shall, subject to the provisions of the Agency Agreement, apply:

OPERATING PROCEDURES

Purchasers must confirm all trades directly with the Issuer and the Agent.

1. Responsibilities of the Agent

The Agent will, in addition to the responsibilities in relation to settlement described in Annex A, be responsible for the following:

1.1 in the case of Notes which are to be listed on a Stock Exchange and to the extent not already submitted by counsel representing the Lead Manager(s), distributing to the relevant listing agent or relevant Stock Exchange and/or in the case of Notes to be listed on the London Stock Exchange, the UK Listing Authority, as the case may be, such number of copies of the Pricing Supplement or, as the case may be, Securities Notes and, if applicable, Summary Note, as it may require;

1.2 in the case of Notes which are to be listed on the relevant Stock Exchange, immediately notifying the Issuer and the relevant Purchaser if at any time the Agent is notified that the listing of a Series of Notes has been refused or otherwise will not take place; and

1.3 determining the end of the restricted period in respect of an issue of Notes in accordance with Clause 4 of the Agency Agreement and, upon determining the end of the restricted period in respect of any such issue, notifying the Issuer and the relevant Purchaser(s)/Lead Manager, as the case may be, thereof.

2. Responsibilities of Purchaser/Lead Manager

2.1 Each Purchaser will be responsible for preparing and agreeing with the Issuer for each issue of Notes a Pricing Supplement (substantially in the form of Annex C hereto) or, as the case may be, Securities Note and, if applicable, Summary Note, giving details of the Notes to be issued. In the case of a non-syndicated issue, the Purchaser will send to the Issuer a letter of confirmation (substantially in the form of Annex B hereto) together with the agreed form of Pricing Supplement or, as the case may be, Securities Notes and, if applicable, Summary Note.

2.2 Except in the case of a syndicated issue of Notes, each Purchaser which agrees to purchase Notes from the Issuer will be responsible for notifying the Agent upon completion of the distribution of the Notes of each such issue purchased by that Purchaser. In the case of a syndicated issue of Notes, the Lead Manager will be responsible for notifying the Agent upon completion of the distribution of the Notes of such syndicated issue.

3. Settlement

The settlement procedures set out in Annex A shall apply to each issue of Notes (Part 1 in the case of non-syndicated issues, Part 2 in the case of syndicated issues), unless otherwise agreed between the Issuer, the Agent and the relevant Purchaser or, as the case may be, Lead Manager. With issues of Dual Currency or Indexed Notes or Notes to be listed on the relevant Stock Exchange, other than the London Stock Exchange, more time may be required to comply with any Stock Exchange listing requirements or to settle documentation which is not specifically provided for in the Programme documentation.

A Trading Desk and Administrative Contact List is set out in Annex D.

4. Syndicated Issues

In the case of any syndicated issue of Notes as described in Part 2 of Annex A, the Lead Manager will prepare for each such issue of Notes a Syndication Agreement substantially in the form set out in Appendix F to the Programme Agreement dated 11 August 2011, as may be amended or supplemented from time to time (with the Pricing Supplement substantially in the form set out in Annex C annexed thereto) for approval by the Issuer. The Pricing Supplement will be dated the date of the Syndication Agreement.

ANNEX A

PART 1

SETTLEMENT PROCEDURES FOR NON-SYNDICATED ISSUES

Day	London time	Action
No later than Issue Date minus 3, or in the case of Notes to be listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), no later than Issue Date minus 5, (or in the case of Notes to be issued pursuant to the Registration Document, unless otherwise agreed, Issue Date minus 10)	2.00 p.m.	The Issuer may agree terms with one or more Purchaser(s) for the issue and purchase of Notes (whether pursuant to an unsolicited bid from (a) Purchaser(s) or pursuant to an enquiry by the Issuer). Once agreement is reached, the Issuer telephones, faxes or emails the Agent and, in the case of Registered Notes, the Registrar to inform each of them of the terms of the issue. In the case of the first Tranche of Notes of a Series, the Agent telephones each of Euroclear and Clearstream, Luxembourg with a request for a Common Code and ISIN for such Series and, in the case of a subsequent Tranche of Notes of that Series, the Agent telephones each of Euroclear and Clearstream, Luxembourg with a request for a temporary Common Code and ISIN for that Tranche of Notes. In the case of Registered Notes, where applicable, the Agent will select the next available CUSIP number from the list supplied by the CUSIP Bureau. Each Common Code, ISIN and CUSIP is notified by the Agent by fax or electronic communication to the Issuer, each Purchaser which has reached agreement with the Issuer to purchase such Notes and the Registrar.
	3.00 p.m.	If a Purchaser has reached agreement with the Issuer by telephone, such Purchaser confirms the terms of the agreement to the Issuer by fax or electronic communication (substantially in the form set out in Part 1 of Annex B) attaching a copy of the Pricing Supplement (substantially in the form set out in Annex C) or, as the case may be, the relevant Securities Note and, if applicable, the Summary Note. The Purchaser sends a copy of that electronic communication to the Agent for information.

Day	London time	Action
	5.00 p.m.	The Issuer confirms its agreement to the terms on which the issue of the Notes is to be made (including the form of Pricing Supplement/Securities Note) by signing and returning a copy of the Pricing Supplement/Securities Note to the relevant Purchaser. The Issuer also confirms its instructions to the Agent and, in the case of Registered Notes, the Registrar (including, in the case of Floating Rate Notes, for the purposes of rate fixing) to carry out the duties to be carried out by the Agent and, as the case may be, the Registrar under these Settlement Procedures and the Agency Agreement by sending a fax or electronic communication (substantially in the form set out in Part 2 of Annex B) to the Agent and, as the case may be, the Registrar. The details set out in the Pricing Supplement/Securities Notes signed by the Issuer shall be conclusive evidence of the agreement (save in the case of manifest error) and shall be binding on the parties accordingly.
		In the case of Registered Notes, that are to be registered in the name of a nominee for The Depository Trust Company, the Agent will send to The Depository Trust Company the Pricing Supplement and CUSIP number of the Registered Global Note representing such Registered Notes.
		Where the notes are to be listed on the SGX-ST, the Purchaser delivers a copy of the Pricing Supplement to the SGX-ST for its approval together with an application for such Notes to be listed on the SGX-ST.
Issue Date minus 2	10.00 a.m. (for prior day[3] currencies) 12.00 noon (for other currencies)	The relevant Purchaser(s) instructs The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg to debit its account and pay the purchase price, against delivery of the Notes, to the

[3] The most common prior day currencies are Australian dollars (AUD), Hong Kong dollars (HKD), Japanese yen (JPY) and New Zealand dollars (NZD) but other currencies in similar time zones may also be prior day currencies. The parties should establish whether or not a particular currency is a prior day currency as soon as possible.

Day	London time	Action
		Agent's account with The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg on the Issue Date and the Agent receives details of such instructions through the records of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg. The parties (which for this purpose shall include the Agent) may agree to arrange for "free delivery" to be made through Euroclear and/or Clearstream, Luxembourg if specified in the applicable Pricing Supplement, in which case these Settlement Procedures will be amended accordingly. For prior day currencies, the Agent instructs Euroclear and/or Clearstream, Luxembourg to debit its account and pay for value on the Issue Date the aggregate purchase monies received by it to the account of the Issuer previously notified to the Agent for the purpose. In the case of Notes to be listed on the SGX-ST and to the extent not already done so by the counsel for the Lead Manager(s), the Agent notifies the relevant listing agent or the SGX-ST by sending to the SGX-ST three copies of the Pricing Supplement and the Request for Listing of Debt Securities form.
Issue Date minus 1	2.00 p.m.	In the case of Notes to be listed on the relevant Stock Exchange and to the extent not already done so by the counsel for the Lead Manager(s), the Agent also notifies the relevant listing agent, relevant Stock Exchange, or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority, by electronic communication or by hand, of details of the Notes to be issued by sending a copy of the Pricing Supplement to the relevant Stock Exchange. In the case of Notes issued pursuant to the Registration Document, the relevant Securities Note and, if applicable, Summary Note must be approved prior to the date hereof.

Day	London time	Action
	3.00 p.m.	In the case of Floating Rate Notes, the Agent notifies The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, the Issuer, the relevant Purchaser and (if applicable) the relevant listing agent, the relevant Stock Exchange and/or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority, by fax or electronic communication of the Rate of Interest for the first Interest Period (if already determined). Where the Rate of Interest has not yet been determined, this will be notified in accordance with this paragraph as soon as it has been determined.
Issue Date minus 1 (in the case of pre-closed Issues) or (in any other case) the Issue Date	agreed time	In the case of Bearer Notes, the Agent prepares and authenticates either (a) a Temporary Global Note for the Tranche of Notes which is to be purchased and, in the case of the first Tranche of a Series, where the applicable Pricing Supplement does not specify that the Temporary Global Note is to be exchangeable only for Notes in definitive form, a Permanent Global Note for the Series or (b) if so specified in the applicable Pricing Supplement, a Permanent Global Note, in each case giving details of the Notes. Each Global Note which is a CGN is then delivered by the Agent to the common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary"). Each Global Note which is a NGN is then delivered by the Agent to the common safekeeper, together (if applicable) with an effectuation instruction. In the event that the common service provider and the common safekeeper are not the same entity, the Agent should also deliver the applicable Pricing Supplement to the common service provider. For securities in NGN form, the Agent then instructs the mark up of the issue outstanding amount of the Global Note to Euroclear and/or Clearstream, Luxembourg through the common service provider. In the case of Registered Notes, the Registrar prepares and authenticates a Registered Global Note representing such Notes, registered in the name of a nominee for The Depository Trust Company or a nominee for the Common Depositary, as the case may be, and delivers such Registered Global Note to the Agent. The Agent then delivers the Global Note to a depositary for The Depository Trust Company or to the Common Depositary, as the case may be, and gives instructions to The Depository Trust Company

Day	London time	Action
		or the Common Depositary, as the case may be, to credit the Notes represented by the Global Note to the Agent's distribution account. The Agent further instructs The Depository Trust Company or the Common Depositary, as the case may be, to debit from the distribution account the nominal amount of Notes represented by such Global Note which each Purchaser has agreed to purchase and to credit such nominal amount to the account of such Purchaser with The Depository Trust Company or Euroclear or Clearstream, Luxembourg, as the case may be, against payment to the account of the Agent of the purchase price for the Notes for value the Issue Date. The Purchaser gives corresponding instructions to The Depository Trust Company or the Common Depositary, as the case may be. The parties (which for this purpose includes the Agent) may agree to arrange for "free delivery" to be made through the relevant clearing system if specified in the applicable Pricing Supplement, in which case these settlement procedures will be amended accordingly.
	5.00 p.m.	The conditions precedent in the Programme Agreement are satisfied and/or waived. In the case of each Global Note which is a NGN, the common safekeeper confirms deposit and effectuation (if applicable) of the Global Note to the Agent, the common service provider and to Euroclear and/or Clearstream, Luxembourg.
	6.00 p.m.	In the case of each Global Note which is a CGN, the Common Depositary confirms deposit of the Global Note to the Agent and to Euroclear and/or Clearstream, Luxembourg. In the case of each Global Note which is a NGN, the common service provider relays the Agent's instruction to mark up the issue outstanding amount of the Global Note to Euroclear and/or Clearstream, Luxembourg.

Day	London time	Action
Issue Date	According to Euroclear and/or Clearstream, Luxembourg settlement procedures	The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg debit and credit accounts in accordance with instructions received from the Agent and the relevant Purchaser. The Agent pays to the Issuer the aggregate purchase moneys received by it in same day funds via a transfer of funds to such account of the Issuer as shall have been notified to the Agent for that purpose. The Agent promptly notifies the Issuer forthwith in the event that a Purchaser does not pay the purchase price due from it in respect of a Note.
	Euroclear and/or Clearstream, Luxembourg Deadlines for the relevant currency	For non-prior day currencies, the Agent instructs Euroclear and/or Clearstream, Luxembourg to debit its account and pay for value on the Issue Date the aggregate purchase moneys received by it to the account of the Issuer previously notified to the Agent for the purpose.
	5.00 p.m.	The Agent forwards a copy of the signed Pricing Supplement to Euroclear and/or Clearstream, Luxembourg.
On or subsequent to Issue Date		The Agent notifies the Issuer immediately in the event that a Purchaser does not pay the purchase price due from it in respect of a Note. The Agent notifies the Issuer of the issue of Notes giving details of each Global Note and the nominal amount represented thereby. The Agent confirms the issue of Notes to the relevant Stock Exchange and any other relevant authority. The relevant Purchaser promptly notifies the Agent that the distribution of the Notes purchased by it has been completed. The Agent promptly notifies the Issuer, Euroclear, Clearstream, Luxembourg and The Depository Trust Company of the date of the end of the restricted period with respect to that issue of Notes.

ANNEX A
PART 2
SETTLEMENT PROCEDURES FOR SYNDICATED ISSUES

Day	London time	Action
No later than Issue Date minus 10 (or such other number of days agreed between the Issuer and the Lead Manager)		The Issuer may, subject to the execution of the Syndication Agreement referred to below, agree terms with a Dealer (which expression in this Part 2 includes any entity to be appointed as a dealer under the Syndication Agreement referred to below) (the "**Lead Manager**") for the issue and purchase of Notes on a syndicated basis. The Lead Manager invites other Dealers (new or additional) approved by the Issuer to join the underwriting syndicate on the terms of the Pricing Supplement/Securities Note referred to below and the Syndication Agreement. The Lead Manager and such Dealers are together referred to as the "**Managers**". The Issuer telephones, faxes or emails the Agent and, in the case of Registered Notes, the Registrar to inform each of them of the terms of the issue. In the case of the first Tranche of Notes of a Series, the Agent telephones each of Euroclear and Clearstream, Luxembourg with a request for a Common Code and ISIN for such Series and in the case of a subsequent Tranche of Notes of that Series the Agent telephones Euroclear and/or Clearstream, Luxembourg with a request for a temporary Common Code and ISIN for such Tranche. In the case of Registered Notes, where applicable, the Agent will select the next available CUSIP number from the list supplied by the CUSIP Bureau. In either case, the Agent will notify the Issuer, the Lead Manager and the Registrar of the relevant Common Code, ISIN and CUSIP number. The Issuer and the Lead Manager agree a form of Pricing Supplement prepared by or on behalf of the Lead Manager (substantially in the form of Annex C) or, as the case may be, the relevant Securities Note and, if applicable, the Summary Note which is sent to the Agent together with a confirmation from the Issuer (substantially in the form set out in Part 3 of Annex B), a copy of which is also sent to the lawyers rendering a legal opinion in connection with the relevant Tranche for approval. A draft Syndication Agreement (in substantially the form of Appendix F to the Programme Agreement or such other form as may be agreed between the Issuer and the Lead Manager) is

Day	London time	Action
		also prepared and agreed. The Syndication Agreement may, if so agreed, be called by another name. The Syndication Agreement (with the Pricing Supplement/Securities Note and, if applicable, Summary Note annexed thereto) is executed and a copy is sent by electronic communication to the Agent which shall act as the Agent's authorisation (including, in the case of Floating Rate Notes, for the purposes of rate fixing) to carry out the duties to be carried out by it under these Settlement Procedures and the Agency Agreement including preparing and authenticating in the case of Bearer Notes, (a) a Temporary Global Note for the Tranche of Notes which is to be purchased and, in the case of the first Tranche of a Series, where the applicable Pricing Supplement does not specify that the Temporary Global Note is to be exchangeable only for Notes in definitive form, a Permanent Global Note for the Series or (b) if so specified in the applicable Pricing Supplement, a Permanent Global Note, in each case giving details of the Notes. The Agent forwards a copy of the signed Pricing Supplement to the Common Depositary or the common service provider, as the case may be. The Lead Manager instructs the Agent to obtain a common code and ISIN or, if relevant, a temporary common code and ISIN for the Notes from Euroclear and/or Clearstream, Luxembourg. The Lead Manager delivers its allotment list to Euroclear and/or Clearstream, Luxembourg. In the case of Registered Notes, that are to be registered in the name of a nominee for The Depository Trust Company, the Agent will send to The Depository Trust Company the Pricing Supplement/Securities Note and, if applicable, Summary Note and the CUSIP number of the Registered Global Note representing such Registered Notes. Where the Notes are to be listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), the Lead Manager delivers a copy of the draft pricing supplement to the SGX-ST for its approval together with an application for such Notes to be listed on the SGX-ST.

Day	London time	Action
No later than Issue Date minus 2	3.00 p.m.	The Lead Manager instructs The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, subject to further instructions on the Issue Date or, in the case of Notes denominated in a currency requiring a pre-closing, Issue Date minus 1, to debit its account and pay the purchase price, against delivery of the Notes to the Lead Manager's account, on the Issue Date to the account specified by the Issuer.
		The Lead Manager instructs The Depository Trust Company or Euroclear or Clearstream, Luxembourg, as the case may be, to credit the Notes purchased by each Manager to that Manager's account with The Depository Trust Company or Euroclear or Clearstream, Luxembourg against payment of its portion of the purchase price for value the Issue Date.
		In the case of Notes to be listed on the SGX-ST and to the extent not already done so by the counsel for the Lead Manager(s), the Agent notifies the relevant listing agent and the SGX-ST by sending to the SGX-ST three copies of the Pricing Supplement and the Request for Listing of Debt Securities form.
Issue Date minus 1	2.00 p.m.	In the case of Notes to be listed on the relevant Stock Exchange and to the extent not already done so by the counsel for the Lead Manager(s), the Agent notifies the relevant listing agent or the relevant Stock Exchange and/or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority, as the case may be, by fax, electronic communication or by hand of details of the Notes to be issued by sending a copy of the Pricing Supplement to the relevant Stock Exchange and/or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority. In the case of Notes issued pursuant to the Registration Document, the relevant Securities Note and, if applicable, Summary Note must be approved prior to the date hereof.

Day	London time	Action
	3.00 p.m.	In the case of Floating Rate Notes, the Agent notifies The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, the Issuer, (if applicable) the relevant listing agent or the relevant Stock Exchange and/or in the case of Notes listed on the London Stock Exchange, the UK Listing Authority and the Lead Manager by fax or electronic communication of the Rate of Interest for the first Interest Period (if already determined). Where the Rate of Interest has not yet been determined, this will be notified by the Agent in accordance with this paragraph as soon as it has been determined. The Lead Manager provides all necessary payment instructions and contact details to Euroclear and/or Clearstream, Luxembourg and to the Common Depositary or the common service provider, as the case may be.
Issue Date minus 1 (in the case of pre-closed Issues) or (in any other case) the Issue Date	agreed time	In the case of Bearer Notes, the Agent prepares and authenticates the Temporary Global Note for each issue of Notes which is to be purchased, and, in the case of the first Tranche of a Series, where the Pricing Supplement/Securities Note for such issue does not specify that such Temporary Global Note is to be exchangeable for Notes in definitive form, a Permanent Global Note for such Series in each case attaching the applicable Pricing Supplement. In the case of Registered Notes, the Registrar prepares and authenticates a Registered Global Note representing such Notes, registered in the name of the nominee for The Depository Trust Company or a nominee for the Common Depositary, as the case may be, and delivers such Registered Global Note to the Agent. The conditions precedent in the Syndication Agreement and the Programme Agreement are satisfied and/or waived. The relevant Global Note is then delivered by the Agent to the Common Depositary or a depositary for The Depository Trust Company, as the case may be, and instructions are given by the Agent (on behalf of the Issuer) to the Common Depositary to hold the Notes represented by such Temporary Global Note to the Issuer's order or, as the case may be, to the depositary to hold the Notes represented by such Registered Global Note to the Issuer's order. Any such Permanent Global Note is held by the Common Depositary for the account of the Agent.

Day	London time	Action
		The Issuer instructs the Common Depositary or, as the case may be, the depositary to credit such nominal amount of the relevant Tranche of Notes to the account(s) of the Lead Manager with The Depository Trust Company or Euroclear or Clearstream, Luxembourg against payment to the specified account of the Issuer of the purchase price for the relevant Tranche of Notes for value on the Issue Date.
Issue Date		The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg debit and credit accounts in accordance with instructions received by them.
On or subsequent to the Issue Date		The Agent notifies the Issuer of the issue of Notes giving details of each Global Note and the nominal sum represented thereby.
		Each Manager promptly notifies the Lead Manager who in turn notifies the Agent that the distribution of the Notes purchased by them has been completed. The Agent promptly notifies the Issuer, the Lead Manager, The Depository Trust Company, Euroclear and Clearstream, Luxembourg of the date of the end of the restricted period with respect to the relevant Tranche of Notes.
The timings set out below relate to a syndicated closing of Notes denominated in euro only		
Issue Date	10.00 a.m.	For securities in NGN form, the Agent instructs the conditional mark up of the issue outstanding amount of the Global Note to Euroclear and/or Clearstream, Luxembourg through the common service provider.
	12.00 noon	The Agent prepares and authenticates a Global Note for each Tranche of Notes which is to be purchased and, where required as specified above, a Permanent Global Note in respect of the relevant Series, in each case attaching the applicable Pricing Supplement. Each Global Note which is a CGN is then delivered by the Agent to the Common Depositary. Each Global Note which is a NGN is then delivered by the Agent to the common safekeeper, together with an effectuation instruction, if applicable.

Day	London time	Action
	1.00 p.m.	In the case of each Global Note which is a NGN, the common safekeeper confirms deposit and effectuation (if applicable) of the Global Note to the agent, the common service provider and Euroclear and/or Clearstream, Luxembourg
	2.30 p.m.	The Lead Manager confirms that all conditions precedent in the Syndication Agreement and the Programme Agreement have been satisfied and/or waived to the Common Depositary or the common service provider, as the case may be, and, in the case of an issue of NGNs, authorises the common service provider to relay the Agent's mark up instruction to Euroclear and/or Clearstream, Luxembourg.
	3.00 p.m.	Payment is released to the Issuer by the common service provider or the Common Depositary, as the case may be.
	5.00 p.m.	In the case of an issue of NGNs, the common service provider relays the Agent's instruction to mark up the issue outstanding amount of the Global Note to the Euroclear and/or Clearstream, Luxembourg. In the case of an issue of CGNs, the Common Depositary confirms deposit of the Global Note to Euroclear and/or Clearstream, Luxembourg.
	According to Euroclear and/or Clearstream, Luxembourg settlement procedures	Euroclear and/or Clearstream, Luxembourg debit and credit accounts in accordance with instructions received from the Lead Manager and the allottees and, in the case of NGNs, mark up their records appropriately.
On or subsequent to the Issue Date		The Agent notifies the Issuer of the issue of Notes giving details of the Global Note(s) and the nominal amount represented thereby. The Agent confirms the issue of Notes to the relevant Stock Exchange and any other relevant authority. The Agent forwards a copy of the signed Pricing Supplement to Euroclear and/or Clearstream, Luxembourg.

Explanatory Notes to Part 1 and Part 2

(a) Each day is a day on which banks and foreign exchange markets are open for business in London, counted in reverse order from the proposed Issue Date.

(b) The Issue Date must be a Business Day. For the purposes of this Memorandum, "**Business Day**" in relation to all Notes means a day which is:

(i) a day on which commercial banks and foreign exchange markets settle payments in London and any other place as is specified in the applicable Pricing Supplement (each an "**Additional Business Centre**");

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than London or any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney or Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open; and

(iii) a day on which Euroclear and/or Clearstream, Luxembourg and any other relevant clearing system are open for general business.

(c) Times given are the approximate times for the taking of the action in question and are references to London time.

(d) Settlement via The Depository Trust Company will be in accordance with the SDFS operating procedures in effect on the Issue Date. Delivery orders in respect of Notes in The Depository Trust Company will be entered by the Agent through The Depository Trust Company's Participant Terminal System.

If any pricing supplement or information to be included in the applicable Pricing Supplement constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive the timings in Part 1 and Part 2 of Annex A will change as the Pricing Supplement will need to be approved by the relevant authority as a supplement, which can take up to seven working days.

ANNEX B
PART 1
FORM OF PURCHASER'S CONFIRMATION FOR NON-SYNDICATED ISSUES

[Date]

To: European Bank for Reconstruction and Development
Attention: [ ]

Dear Sirs,

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

[We confirm that:

(i) we agree with the Issuer to be bound by the provisions of the Programme Agreement dated 11 August 2011, as may be amended or supplemented from time to time, save clauses 3 to 7 (inclusive) and 9 to 13 (inclusive) of that Agreement, as if we were expressed to be a Dealer therein;

(ii) where the Issuer authorises us to provide copies of documents and to make representations and statements in connection with this issue of Notes, such authorisation relates only to the documents, statements and representations specified in Clause 7 of the Programme Agreement, subject to the limitations contained in that clause;]* [and

(iii) We agree to pay:

   (a) the fees and expenses of our legal advisers;

   (b) [the fees and expenses of the Agent and any paying agents];

   (c) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

   (d) the cost of listing the Notes (other than Unlisted Notes); and

   (e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.]**

[[In addition we/We] confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.]

[The selling commission in respect of the Notes will be [ ] per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue.] The net proceeds of the issue are

---

* Delete where the Purchaser is a Dealer (whether permanent Dealer or Dealer for a day).

** To be inserted in part or in whole as may be agreed between the Purchaser and the Issuer on a case by case basis.

[ ] which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with [*name of relevant clearing system*], account number [*a/c no.*].

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:[Name of Purchaser]

By: ....
Authorised signatory

ANNEX B
PART 2
FORM OF ISSUER'S CONFIRMATION TO AGENT FOR NON-SYNDICATED ISSUES

[Date]

To: Citibank, N.A.

cc [Name of Purchaser]

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]
issued pursuant to a Global Medium Term Note Programme

Terms defined in the Agency Agreement dated 11 August 2011, as may be amended or supplemented from time to time have the same meanings herein.

We hereby confirm our telephone instruction to you as [Agent/Registrar] to undertake the duties set out in Part 1 of Annex A of the Procedures Memorandum including preparing the relevant Notes and arranging for the Notes to be credited to the account of [*name of Purchaser*] with [*name of clearing system*], account number [*a/c no.*] against payment of [*net proceeds*], being the net proceeds of the issue, to our account [*details of Issuer's account*].

A copy of the Pricing Supplement is attached.

EUROPEAN BANK FOR
RECONSTRUCTION AND DEVELOPMENT

By:
Duly Authorised Officer

ANNEX B
PART 3
FORM OF ISSUER'S CONFIRMATION FOR SYNDICATED ISSUES

[Date]

To: Citibank, N.A.

cc: [Name of Lead Manager]

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]
issued pursuant to a Global Medium Term Note Programme

Terms defined in the Agency Agreement dated 11 August 2011, as may be amended or supplemented from time to time, have the same meanings herein.

We hereby instruct you as [Agent/Registrar] for the Notes details of which are set out in the Pricing Supplement attached hereto to undertake in relation to such Notes the duties set out in Part 2 of Annex A of the Procedures Memorandum.

EUROPEAN BANK FOR
RECONSTRUCTION AND DEVELOPMENT

By:
Duly Authorised Officer

cc: [Name of lawyers rendering an opinion]

ANNEX C
FORM OF PRICING SUPPLEMENT

[Date]

European Bank for Reconstruction and Development
[*currency and amount*] [*description of Notes*] Notes due [ ]
issued pursuant to a Global Medium Term Note Programme

[PART A – CONTRACTUAL TERMS]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 [as supplemented by the Supplementary Prospectus dated [•]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus [as so supplemented]. [The Base Prospectus [and the Supplementary Prospectus] [is] [are] available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][1]

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [•]] and incorporated by reference into the Base Prospectus dated 11 August 2011 and which are attached hereto. This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Base Prospectus dated 11 August 2011 [as so supplemented], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectuses dated [•] and [•] [and the Supplementary Prospectuses dated [•] and [•]]. The Base Prospectuses [and the Supplementary Prospectus[es]] are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][1]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 [as supplemented by the Supplementary Prospectus dated [•]][2]. This Pricing Supplement must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus [as so supplemented]. [The Base Prospectus [and the Supplementary Prospectus] [is] [are] available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][3]

[1] To be used for Series issued in compliance with the Prospectus Directive

[2] To be included where such Supplementary Prospectus amends or modifies the Conditions set forth in the Base Prospectus

[3] To be used for unlisted Series issued pursuant to an offer exempt from the Prospectus Directive

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [•]][4]. This Pricing Supplement must be read in conjunction with the Base Prospectus dated 11 August 2011 [and the Supplementary Prospectus dated [•]] save in respect of the Conditions which are extracted from the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [•]] and are attached hereto. Full information on the Notes is only available on the basis of this Pricing Supplement and the Base Prospectuses dated [original date] and 11 August 2011 [and the Supplementary Prospectuses dated [•] and [•]]. The Base Prospectuses [and the Supplementary Prospectus[es]] are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][5]

[Include each item but specify items as "not applicable" where appropriate]

[When completing this pricing supplement, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]

SUMMARY OF THE NOTES

1	Specified Currency:	[•]
2	Nominal Amount:	[•]
3	Type of Note:	(Specify from the following: Fixed Rate/Floating Rate/Zero Coupon/Indexed/Other In the case of "Other" specify features including, if relevant, Dual Currency/Partly Paid/Instalment/Physically Settled)
4	Issue Date:	[•]
5	Issue Price:	[•] per cent. [(*insert in the case of fungible issues only, if applicable*) plus [*insert number of days*] days accrued interest on the Nominal Amount from and including [*insert date*] to but excluding the Issue Date]
6	Maturity Date:	[•]
7	Fungible with existing Notes:	[No/Yes] [*If Yes, insert details of*: existing Notes, outstanding aggregate amount of Notes, existing Global Notes, ISIN and common code, if any, allocated to the current issue and the date on which the current issue

[4] To be included where such Supplementary Prospectus amends or modifies the Conditions set forth in the Base Prospectus

[5] To be used for unlisted Series issued pursuant to an offer exempt from the Prospectus Directive

		becomes fully fungible]

FORM OF THE NOTES

8	Form of Note:	[Bearer] [Registered]
9	New Global Note:*	[Yes] [No]
10	[(a))] Specified Denomination(s):	[•] [and integral multiples of [•] in excess thereof up to and including [•]. No Notes in definitive form will be issued with a denomination above [•].]
	[(b) Calculation Amount:	[•]]
11	Exchange of Bearer Notes:	[Temporary Global Note exchangeable for permanent Global Note on certification as to non-US beneficial ownership on or after 40 days after the Issue Date and thereafter permanent Global Note exchangeable only upon an Exchange Event] [Temporary Global Note exchangeable for definitive Bearer Notes on or after 40 days after the Issue Date on certification as to non-US beneficial ownership] *[If the Specified Denominations of the Notes in paragraph 10 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000]" the Temporary Global Note must not be expressed to be exchangeable for definitive Bearer Notes and the following sentence should be inserted in this paragraph 11: "No exchange for definitive Notes will be possible in respect of a holding of Notes in an aggregate amount which is less than the Specified Denomination".*]
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	[No/Yes]
	(b) Date(s) on which the Talons mature:	[Insert details]
13	(a) Depositary for and registered holder of Registered Global Note:	[Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC] [Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary] [*Other*]
	(b) Exchange of Registered Global Note:	[Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written

* Note that this Programme contemplates that Bearer Notes may be issued in NGN form even if they are not intended to be recognised as eligible collateral for Eurosystem marketing policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Before selecting the designation "Yes" consider whether the Issuer does in fact want to issue in NGN form even though the designation "No" may be selected for paragraph 38.

			notice in the limited circumstances described on page [•] of the Base Prospectus]

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		[No/Yes] [If Yes, insert details]

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		[•]
	Fixed Rate Notes:		
16	(a)	Fixed Rate(s) of Interest:	[•] per cent. per annum payable [annually/semi-annually/quarterly]
	(b)	Fixed Interest Date(s):	[•]
	(c)	Initial Broken Amount per [Specified Denomination/ Calculation Amount]:	[specify amounts]
			[*If using Actual/Actual – ICMA as the day count fraction, insert the fixed amount payable for at least the first short coupon (and any subsequent short coupon), otherwise the definition for Actual/Actual – ICMA in Condition 4(a)(ii) will require amendment and, further, consider whether to insert figures for all fixed amount calculations to ensure that they match the same calculations in the underlying swap transaction*[*]]
	(d)	Final Broken Amount per [Specified Denomination/ Calculation Amount]:	[specify amounts]
	(e)	Fixed Day Count Fraction:	[specify whether: Actual/Actual – ISDA; or Actual/365 (Fixed); or Actual/360; or 30/360; or 30E/360 (Eurobond or ISDA basis); or Actual/Actual – ICMA; or other agreed basis]
	(f)	Business Day Convention:	[specify *one* of: Following Business Day/Modified Following Business Day/Preceding Business Day/other convention (insert details)]
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	[Condition 4(a)(iii) applies] [*Insert, if applicable, additional business centres or, for example, London*] [*other (insert details)*]
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention	[*as required by Condition 4(a)(iii)* [Yes/No]][**]

[*] The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

[**] The Business Day Convention as stated in paragraph 16(f) above will always apply to the payment of interest but in very few Note issues will it be applicable to the calculation of interest. Specify "No" unless otherwise instructed.

specified above:

Zero Coupon Notes:

17	(a)	Accrual Yield:	[insert details]
	(b)	Reference Price:	[insert details]
	(c)	Other formula or basis for determining Amortised Face Amount:	[insert details]
	(d)	Business Day Convention	[Following Business Day][Modified Following Business Day][Preceding Business Day]
	(e)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5(d)(iii) and 5(h) apply] [*specify other*]

Floating Rate Notes and Indexed Notes:

18	(a)	Manner in which Rate of Interest is to be determined:	[*If Floating Rate Notes, specify one of*: ISDA Determination/Screen Rate Determination/Other – *if Other is specified, insert* "as set out in paragraph 22 below"] [*If Indexed Notes, insert, "See [Annex]/[paragraph 23 below]" and insert relevant details of Index/Formula and calculation of Interest Amount in Annex or paragraph 23 below, as applicable, and, when drafting, refer to paragraph 23(e) below, in so far as it relates to Indexed Notes, for the type of details required to be inserted*]
	(b)	Margin(s):	[plus] [minus] [•] per cent. per annum
	(c)	Minimum Rate of Interest (if any):	[•]
	(d)	Maximum Rate of Interest (if any):	[•]
	(e)	Floating Day Count Fraction:	[specify whether: Actual/Actual – ISDA; or Actual/365 (Fixed); or 30/360; or Actual/360; or 360E/360; or Actual/Actual – ICMA (in the case of Indexed Notes only); or other agreed basis] [*If Indexed Notes and using Actual/Actual – ICMA as the day count fraction and in the case of any short coupons, insert in the appropriate place (e.g. in paragraph 23(e) below) the amount payable for at least the first short coupon (and any subsequent short coupon), otherwise the definition for Actual/Actual – ICMA in Condition 4(b)(v) will require amendment and, further, consider whether to insert figures for all other amounts to ensure that they match the same amounts in the underlying swap*

		*transaction**]
19	If ISDA Determination:	
	(a) Floating Rate Option:	[•]
	(b) Designated Maturity:	[•]
	(c) Reset Date:	[•]
	(d) ISDA Definitions:	[2000/2006] [*If ISDA 2000 is specified, insert full text of the relevant Day Count Fraction from the ISDA 2000 Definitions*]
20	If Screen Rate Determination:	
	(a) Reference Rate:	[specify *one* of: LIBOR or EURIBOR or *other, although additional information is required if other, including fall back provisions*]
	(b) Relevant Screen Page:	[•]
	(c) Interest Determination Date:	[•]
21	If Indexed:	[*Insert*, "See [Annex]/[paragraph 23 below]" *and insert relevant details in Annex or paragraph 23 below, as applicable, and, when drafting, refer to paragraph 23(e) below, in so far as it relates to Indexed Notes, for the type of details required to be inserted – N.B. check with relevant Conditions to ensure that sufficient levels of fall back provisions are inserted in the Annex/paragraph 23 below, including worst case scenario.*]
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	[Insert details of basis of determination]
23	General Provisions for Floating Rate Notes and Indexed Notes:	
	(a) Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	[specify period or periods (in the case of Floating Rate Notes) or, if applicable, date or date(s)]
	(b) Business Day Convention:	[specify one of: Floating Rate/Following Business Day/Modified Following Business Day/Preceding Business Day/*other convention (insert details) – N.B. Floating Rate Convention may not precisely mirror the FRN Convention/Eurodollar Convention in Section 4.11 of the 2006 ISDA Definitions, so, if used, check that it matches the corresponding*

* The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

definition used for any underlying swap transaction]*

(c)	Business Day definition if different from that in Condition 4(b)(i):	[Condition 4(b)(i) applies] [*Insert, if applicable, additional business centres or, for example, London)*] [*Other (insert details)*]
(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	[*as required by Condition 4(b)(i)* [Yes/No]]**
(e)	Terms relating to calculation of Interest Amount:	[*If Floating Rate Notes, either insert*, "Condition 4(b)(v) applies" *or, if Condition 4(b)(v) does not apply*, specify other relevant details e.g. day count fraction and/or rounding up, names of Reference Banks/Agent's Selection/other method for selection of Reference Banks/leave blank if Reference Banks will be those banks whose names appear on the Relevant Screen Page at 11:00 a.m.] [*If Indexed Notes, either:* (i) insert full details of Index/Formula and, in accordance with Condition 4(b)(ii) and 4(d), set out how Interest Amount is to be calculated with respect thereto (including rounding conventions) and identify which party is responsible for notifying others (and the timing requirements of such notifications) of the calculation of the Interest Amount and of any other determinations (e.g. an FX rate component of a Formula); *or* (ii) if using an Annex for this purpose insert, "See Annex" and insert such details in the Annex]. [*If Indexed Notes, where the Rate of Interest or Interest Amount is to be determined by reference to an Index to be derived from a screen page, the remaining paragraphs hereunder are relevant for the purposes of determining the relevant Index (with information in brackets being by way of example only and assuming that the Index is called "FXn" as derived from JPY/USD exchange rate appearing on a screen page – if otherwise, information should be modified accordingly):* "Where [FXn] means (i) the [arithmetic mean of the bid rate and offer rate] of the [JPY/USD] exchange rate (expressed in an amount of [JPY] per unit of [USD]) appearing on the [insert source and relevant screen page] (or such other page as may replace that page on such service or any successor for that

* The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

** The Business Day Convention as stated in paragraph 23(b) above will always apply to the payment of interest but in very few Note issues will it be applicable to the calculation of interest. Specify "No" unless otherwise instructed.

service) (the "[insert abbreviation]") which is typically quoted in the row marked "[17:00]" as of [5:00 p.m.] [Tokyo] time on the day that is [10] Business Days prior to each Interest Payment Date (the "[Reference Date/FX Determination Date]") as determined by the [Calculation Agent/Determination Agent]; (ii) if no such rates appear on the [insert abbreviation for source of screen rate] on the [Reference Date/FX Determination Date], then the [arithmetic mean of the bid rate and offer rate] for the [JPY/USD] exchange rate (expressed as an amount of [JPY] per unit of [USD]) as announced by the [Bank of Japan] as appears on the [insert source and relevant screen page] (or such other page as may replace such page on such service) ("[insert abbreviation]") which are typically quoted in the column "JPY/USD" in the row marked "[17:00]" as of [5:00 p.m.] [Tokyo] time on the [Reference Date/FX Determination Date] as determined by the [Calculation Agent/Determination Agent] and (iii) if no such rates appear on [insert abbreviation for 2nd source of screen rate] on the [Reference Date/FX Determination Date], the [Calculation Agent/Determination Agent] will determine [FXn] as follows:

The [Calculation Agent/Determination Agent] will request 5 leading reference banks (selected by the [Calculation Agent/Determination Agent] [and agreed to by the Issuer/at its discretion]) in the [Tokyo] interbank market for their [mid] market quotations of the [JPY/USD] spot exchange rate at approximately [5:00] p.m. [Tokyo] time on the [Reference Date/FX Determination Date]. The highest and lowest of such quotations will be disregarded and the arithmetic mean of the remaining quotations shall be [FXn].

If only four quotations are so provided then [FXn] shall be the arithmetic mean of such quotations without regard to the highest and lowest quotations. If fewer than four quotations but at least two quotations are available [FXn] shall be the arithmetic mean of the quotations actually obtained by the [Calculation Agent/Determination Agent].

If only one quotation is available the [Calculation Agent/Determination Agent] will determine that such quotation shall be [FXn] and if no such quotation is available or if the [Calculation Agent/Determination Agent] determines in its sole discretion that no suitable reference bank who is prepared to quote is available, the [Calculation Agent/Determination

Agent] will determine [FXn] in its sole discretion acting in good faith and in an impartial and commercially reasonable manner in accordance with its normal procedures for determining such exchange rate (or a comparable exchange rate) at such time.

The [Calculation Agent/Determination Agent] shall notify the [Agent/Calculation Agent] of its determination of [FXn] as soon as practicable after such determination (but in no event later than [8] Business Days prior to the relevant Interest Payment Date), whereupon the [Agent/Calculation Agent] shall promptly calculate the Interest Amount payable per Specified Denomination on the relevant Interest Payment Date and as soon as practicable thereafter (but in no event later than [•] Business Days prior to the relevant Interest Payment Date), notify the Issuer and the Noteholders thereof."]

(f)	Party responsible for calculation of the Interest Amount:	[*If Floating Rate Notes, then insert*, "Agent"][*If Indexed Notes and the Agent is responsible for calculating the Interest Amount, then insert*, "Citibank, N.A. (the "Calculation Agent") as set out herein and as agreed with the Issuer in accordance with Clause 8.4 of the Agency Agreement. All references to the Calculation Agent will include any successor or successors to Citibank, N.A. as Calculation Agent in respect of the Notes."]* [*If Indexed Notes and swap counterparty** or entity other than Agent is responsible for calculating the Interest Amount, then insert*, "[insert name of Calculation Agent] (the "Calculation Agent") shall be responsible for those duties and functions specified herein in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Calculation Agent dated [insert date], as amended and/or supplemented from time to time (the "Calculation Agency Agreement"). All references to the Calculation Agent shall include any successor or successors to [insert name of entity] as Calculation Agent in respect of the Notes."]***

* For any Indexed Notes where the Agent is the Calculation Agent and/or the Determination Agent, amend the standard form of Instruction Letter to the Agent to include additional wording as follows: "We hereby confirm our telephone instructions to you as [Agent/Registrar] and [Calculation Agent] [and] [Determination Agent] to undertake the duties set out in: 1. Part [ ] of Annex A of the Procedures Memorandum….; and 2. the Pricing Supplement relating to the Notes in accordance with Clause 8.4 of the Agent Agreement.".

** In the case of a "swap counterparty", this will be the entity with whom the Issuer enters into a swap transaction in connection with the issue of Notes.

*** Confirm that an appropriate Calculation Agency Agreement is entered into if one is not already in existence. Details of the Notes should be entered in the Schedule to the Calculation Agency Agreement.

(g) Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):

[*If Floating Rate Notes, then insert*, "Agent is responsible for determining Rate of Interest applicable to each Interest Period".]

[*If Indexed Notes, and the Agent is responsible for making any determination (e.g. FX determination or other Index), then insert,* "Citibank, N.A. (the "Determination Agent") shall be responsible for those duties and functions specified herein and as agreed with the Issuer in accordance with Clause 8(D) of the Agency Agreement. All references to the Determination Agent shall include any successor or successors to Citibank, N.A. as Determination Agent in respect of the Notes."]*

[*If Indexed Notes and swap counterparty** or entity other than Agent is responsible for making any determination (e.g. FX determination or other Index), then insert*, "[insert name of Determination Agent] (the "Determination Agent") shall be responsible for those duties and functions specified herein in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Determination Agent dated [insert date], as amended and/or supplemented from time to time (the "Calculation Agency Agreement"). All references to the Determination Agent shall include any successor or successors to [insert name of determination agent] as Determination Agent in respect of the Notes."]*

(h) Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:

[specify any countries to be added to the definition of Euro-zone, if any]

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24 Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:

[Condition 6(e) applies] [*Insert, if applicable, additional business centres or, for example, London*] [*Other special provisions relating to Payment Days (insert details)*]

[*Note that the business centres specified in the definition of "Business Day" under Condition 4(a) and 4(b) relate to Fixed Interest Period end dates and Interest Period end dates, respectively, whereas the definition of "Payment Day" under Condition 6(e)*

---

* Confirm that an appropriate Calculation Agency Agreement is entered into if one is not already in existence. Details of the Notes should be entered in the Schedule to the Calculation Agency Agreement.

			relates to the date and place of presentation and as otherwise specified in Condition 6(e).]
25	Dual Currency Notes:		[Insert details, including by whom and how the option is exercisable]
26	Physically Settled Notes:		[Insert details, including method of delivery, Calculation and Delivery Agent and fall back provisions]. [*If a Calculation and Delivery Agent is appointed, insert*, "All certificates, communications, determinations, calculations and decisions (the "determinations") made by the Calculation and Delivery Agent shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the other Paying Agents and all Noteholders. In making such determinations, the Calculation and Delivery Agent shall not act as agent for the Issuer and shall not thereby assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and, accordingly, no liability to the Noteholders shall attach to the Calculation and Delivery Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions herein. The Calculation and Delivery Agent agrees to always act in good faith and in an impartial and commercially reasonable manner in the exercise by it of its powers, duties and discretions pursuant to the provisions herein."]*

PROVISIONS REGARDING REDEMPTION/MATURITY**

27	(a)	Redemption at Issuer's option:	[No/Yes] [If Yes, insert date(s), price(s), whether in whole or part and, if applicable, any amendment to the number of days' notice needed to be given to holders of Notes under Condition 5(b)]
	(b)	Redemption at Noteholder's option:	[No/Yes. If Yes, insert date(s) and price(s)]
28	(a)	Final Redemption Amount [for each Note/ per Calculation Amount] (*other than* an Indexed	[insert percentage of the nominal amount of each Note] /[per Calculation Amount]

* Pursuant to Condition 1, for the purpose of physical deliveries in respect of the Notes represented by a Global Note in bearer form, the bearer holder of such Global Note is treated as Noteholder, unless otherwise specified herein. If physical delivery is permitted consideration should be given to need for a supplement to the Base Prospectus.

** If the Final Redemption Amount is less than 100% of the nominal value, the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.

	or Formula Note where the index or formula applies to the redemption amount):	
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	[insert details (including method of calculation, party responsible for calculation and fall back provisions)]
29	Instalment Note:	[insert details regarding Instalment Amounts and Instalment Dates]
30	Early Redemption Amount for each Note payable on an event of default:	[insert amount or details (including, where required or different from the Conditions, method of calculation, party responsible for calculation and fall back provisions)] [check Condition 5(d)]

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	[Syndicated/Non-syndicated]
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	[insert details]
33	Date of Syndication Agreement:	[None] [insert details, including material features]
34	Stabilising Manager(s):	[None] [insert details]
35	Non-exempt Offer:	[Not Applicable] [An offer of the Notes may be made by the Managers [and [*specify, if applicable*]] other than pursuant to Article 3(2) of the Prospectus Directive in [specify relevant Member State(s) - *which must be jurisdictions where the Prospectus and any supplements have been approved or passported*] ("Public Offer Jurisdictions") during the period from [*specify date*] until [*specify date*] ("Offer Period"). See further paragraph 10 of Part B below.
36	Additional selling restrictions:	[insert details]
37	Details of additional/alternative clearing system approved by the Issuer and the Agent:	[insert details, including name(s), number(s) and address(es)]
38	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No]
		[Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the International Central Securities Depositories as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem

		either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.][*include this text if "yes" selected in which case the Notes must be issued in NGN form*]
39	Common Code:	[•]
	ISIN Code:	[•]
	[CUSIP Number:	[•]]
40	Listing:	[Official List of the UK Listing Authority and trading on the Regulated Market/Other (insert details)/None]
41	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	[Not applicable] [insert details]
42	Additional Information:	[if further information or disclosure is provided in the Pricing Supplement, which is supplemental to that provided in the Base Prospectus, specify whether the Dealers will take responsibility and be liable for any part of it]
43	Total Commissions:	[•]

[*The following information is to be included only in the version of the Pricing Supplement which is submitted in connection with an application for admission to listing and/or trading:*

This Pricing Supplement comprises the pricing supplement required for issue [and] [public offer in the Public Offer Jurisdictions] [and] [admission to trading on [*specify relevant regulated market*] of the Notes described herein] pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from [*insert issue date of the Notes or such other date as may be applicable*] [or as soon as practicable thereafter]).]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. [[•] has been extracted from [•]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by (*specify source*), no facts have been omitted which would render the reproduced information inaccurate or misleading.]

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION*

1	**LISTING**	[Application [is expected to be/has been/will be] made by the Issuer (or on its behalf) for the Notes to be admitted to trading on [*specify relevant regulated market*] with effect from [•] [or as soon as practicable thereafter]. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.] [Not Applicable.] *(Where documenting a fungible issue need to indicate that original securities are already admitted to trading).*
2	**RATINGS**	[The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.] Credit ratings included or referred to in this Pricing Supplement have been issued by [•] which is [a registered rating agency established in the European Union for the purposes of / an unregistered rating agency established outside the European Union for the purposes of / established in the European Union and is not registered but has applied to be registered under / a third country rating agency and the credit rating issued thereby has been endorsed by [•], a credit rating agency registered under / a third country rating agency that has not applied to be registered but is certified in accordance with Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **[NOTIFICATION**

The Financial Services Authority has provided the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Base Prospectus has been drawn up in accordance with the Prospectus Directive.]

* May be excluded for issues of Notes outside the scope of the Prospectus Directive (i.e. offers which (i) are except under Article 3(2) of the Prospectus Directive and (ii) are unlisted or not listed on an EEA Regulated Market).

4 **[INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]**

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in ["Subscription and Sale"], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]

5 **[REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

[(i) Reasons for the offer	[•]
	(*See "Use of Proceeds" wording in Base Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)]
[(ii)] Estimated net proceeds:	[•]
	(*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)
[(iii)] Estimated total expenses:	[•][*Include breakdown of expenses including the amount of any expenses and taxes specifically charged to the purchaser.*]
	(*If the Notes are derivative securities to which Annex XII of the Prospective Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.*)

6 **[Fixed Rate Notes only – YIELD**

Indication of yield:	[•]
	Calculated as [*include details of method of calculation in summary form*] on the Issue Date.
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

7 **[*Floating Rate Notes only* – HISTORIC INTEREST RATES**

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].]

8 **[*Index-Linked or other variable-linked Notes only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident. [Where the underlying is an index need to include the name of

the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information. Include other information concerning the underlying required by Paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.]

The Issuer does not intend to provide post-issuance information.

9 **[Dual Currency Notes only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.].]

10 **TERMS AND CONDITIONS OF THE OFFER***

Offer Price:	[•]
Conditions to which the offer is subject:	[Not Applicable/*give details*]
Description of the application process:	[Not Applicable/*give details*]
Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	[Not Applicable/*give details*]
Details of the minimum and/or maximum amount of application:	[Not Applicable/*give details*]
Details of the method and time limits for paying up and delivering the Notes:	[Not Applicable/*give details*]
Manner and date on which results of the offer are to be made public:	[Not Applicable/*give details*]
Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	[Not Applicable/*give details*]
Categories of potential investors to which the Notes are offered and whether tranche(s) have been reserved for certain countries:	[Not Applicable/*give details*]
Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	[Not Applicable/*give details*]
Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	[Not Applicable/*give details*]

* Not required for offerings exempt under Article 3(2) of the Prospectus Directive, even if admitted to trading on an EEA Regulated Market. Further, see paragraph 35 in Part A above.

Name(s) and address(es), to the extent known to the Issuer, of the placers in the various countries where the offer takes place.	[None/*give details*]

ANNEX D
TRADING AND ADMINISTRATIVE INFORMATION

European Bank for Reconstruction and Development One Exchange Square London EC2A 2JN	Telephone: Telefax: Email: Attention:	020 7338 6000 020 7338 6100 fundingdesk@ebrd.com Funding Desk
Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	Telephone: Telefax: Attention:	020 7774 1000 020 7774 4477 Euro Medium Term Note Desk
Merrill Lynch International 2 King Edward Street London EC1A 1HQ	Telephone: Telefax: Attention:	020 7995 3995 020 7995 2968 EMTN Trading and Distribution Desk
J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ	Telephone: Telefax: Attention:	020 7779 3469 020 7777 9153 Euro Medium Term Note Desk
Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA	Telephone: Telefax: Email: Attention:	020 7677 7799 020 7056 4984 tmglondon@morganstanley.com Head of Transaction Management Group, Global Capital Markets

ANNEX E
INDEX OF DEFINED TERMS

References herein to (i) "**Terms and Conditions of the Notes**" and (ii) "**Issue Procedures**" are to the sections entitled such in the Prospectus dated 11 August 2011 as amended and restated from time to time.

Defined Term	**Location**
Accrual Yield:	see "Issue Procedures" - item 17
Amortised Face Amount:	see "Issue Procedures" - item 17
Bearer Note:	see "Agency Agreement" - clause 1
Business Day:	see " Issue Procedures" - item 23
Calculation Period:	See "Terms and Conditions of the Notes" - Condition 4(a)(ii)
Clearstream, Luxembourg:	see "Agency Agreement" - clause 1
Components:	see "Terms and Conditions of the Notes" - Condition 6(b)
Computation Agent:	see "Terms and Conditions of the Notes" - Condition 6(b)
Conditions:	see "Agency Agreement" - clause 1
Coupon:	see "Agency Agreement" - clause 1
Couponholders:	see "Agency Agreement" - clause 1
Day of Valuation:	see "Terms and Conditions of the Notes" - Condition 6(b)
Dealers	see "Agency Agreement" - clause 1
Deed of Covenant:	see "Agency Agreement" - clause 1
Definitive Bearer Note:	see "Agency Agreement" - clause 1
Definitive Note:	see "Agency Agreement" - clause 1
Definitive Registered Note:	see "Agency Agreement" - clause 1
Designated Maturity:	see "Issue Procedures" - item 19
Determination Date:	see "Agency Agreement" - Form of Pricing Supplement
Determination Period:	see "Terms and Conditions of the Notes" - Condition 4(a) ii)
Dual Currency Note:	see "Agency Agreement" - clause 1
Early Redemption Amount:	see " Issue Procedures" - item 29
euro:	see "Agency Agreement" - clause 1
Euroclear:	see "Agency Agreement" - clause 1
Events of Default:	see "Terms and Conditions of the Notes" - Condition 9

Defined Term	Location
Exchange Date:	see "Issue Procedures"
Final Broken Amount:	see "Issue Procedures" - item 16
Final Redemption Amount:	see "Issue Procedures" - item 27
Fixed Day Count Fraction:	see "Terms and Conditions of the Notes" - Condition 4(a)(ii)
Fixed Interest Date:	see "Issue Procedures" - item 16
Fixed Rate of Interest:	see "Issue Procedures" - item 16
Fixed Rate Note:	see "Agency Agreement" - clause 1
Floating Rate Convention:	see "Terms and Conditions of the Notes" - Condition 4(b)(i)
Floating Rate Note:	see "Agency Agreement" - clause 1
Floating Rate Option:	see "Issue Procedures" - item 19
Following Business Day Convention:	see "Terms and Conditions of the Notes" - Condition 4(b)(i)
Formula:	see "Issue Procedures" - item 22
Global Note:	see "Agency Agreement" - clause 1
Index:	see "Issue Procedures" - item 22
Indexed Note:	see "Agency Agreement" - clause 1
Initial Broken Amount:	see "Issue Procedures" - item 16
Instalment Amount:	see "Issue Procedures" - item 28
Instalment Date:	see "Issue Procedures" - item 28
Interest Amount:	[see "Terms and Conditions of the Notes" - Condition 4(b)(v)]
Interest Commencement Date:	see "Issue Procedures" - item 15
Interest Determination Date:	see "Issue Procedures" - item 20
Interest Payment Date:	see "Terms and Conditions of the Notes" - Condition 4(b)(i)
Interest Period:	see "Terms and Conditions of the Notes" - Condition 4(b)(i)
Issue Date:	see "Agency Agreement" - clause 1
Issue Price:	see "Issue Procedures" - item 5
Issuer's Optional Redemption:	see "Terms and Conditions of the Notes" - Condition 5(b)
ISDA Determination:	see "Issue Procedures" - item 18
London Stock Exchange:	see "Agency Agreement" - clause 1

Defined Term	Location
Margin:	see "Issue Procedures" - item 18
Maturity Date:	see "Agency Agreement" - clause 1
Maximum Rate of Interest:	see "Issue Procedures" - item 18
Minimum Rate of Interest:	see "Issue Procedures" - item 18
Modified Following Business Day Convention:	see "Terms and Conditions of the Notes" - Condition 4(b)(i)
month:	see "Agency Agreement" - clause 1
Nominal Amount:	see "Issue Procedures" - item 2
Note:	see "Agency Agreement" - clause 1
Noteholders:	see "Agency Agreement" - clause 1
Official List:	see "Agency Agreement" - clause 1
outstanding:	see "Agency Agreement" - clause 1
Partly Paid Notes:	see "Issue Procedures" - item 3
Payment Business Day:	see "Issue Procedures" - item 24
Permanent Global Note:	see "Agency Agreement" - clause 1
Preceding Business Day Convention:	see "Terms and Conditions of the Notes" - Condition 4(b)(i)
Pricing Supplement:	see "Agency Agreement" - clause 1
Procedures Memorandum:	see "Agency Agreement" - clause 1
Programme:	see "Agency Agreement" - clause 1
Programme Agreement:	see "Agency Agreement" - clause 1
Purchaser:	see "Agency Agreement" - clause 1
Rate of Interest:	see "Issue Procedures" - item 18
Receipt:	see "Agency Agreement" - clause 1
Receiptholders:	see "Terms and Conditions of the Notes"
Record Date:	see "Terms and Conditions of the Notes" - Condition 6(b)
Reference Banks:	see "Terms and Conditions of the Notes" - Condition 4(b)(viii)
Reference Price:	see "Issue Procedures" - item 17
Reference Rate:	see "Issue Procedures" - item 20
Relevant Screen Page:	see "Issue Procedures" - item 20
Register:	see "Agency Agreement" - clause 1
Registered Global Note:	see "Agency Agreement" - clause 1
Registered Note:	see "Agency Agreement" - clause 1

Defined Term	Location
Relevant Date:	see "Terms and Conditions of the Notes" - Condition 10
Reset Date:	see "Issue Procedures" - item 19
Series:	see "Agency Agreement" - clause 1
Specified Currency:	see "Issue Procedures" - item 1
Specified Denomination:	see "Issue Procedures" - item 10
Specified Period:	see "Issue Procedures" - item 23(a)
Stock Exchange:	see "Agency Agreement" - clause 1
Talonholders:	see "Terms and Conditions of the Notes"
Talons:	see "Agency Agreement" - clause 1
TARGET System:	see "Terms and Conditions of the Notes" - Condition 4(b)(i)
Temporary Global Note:	see "Agency Agreement" - clause 1
Tenor:	see "Agency Agreement" - clause 1
The Depository Trust Company:	see "Agency Agreement" - clause 1
UK Listing Authority:	see "Agency Agreement" - clause 1
Zero Coupon Notes:	see "Agency Agreement" - clause 1

APPENDIX B
FORM OF CALCULATION AGENCY AGREEMENT

Dated [ ]

EUROPEAN BANK FOR
RECONSTRUCTION AND DEVELOPMENT

GLOBAL MEDIUM TERM NOTE PROGRAMME

CALCULATION AGENCY AGREEMENT

Linklaters

Ref: CJXW/RW

CALCULATION AGENCY AGREEMENT

in respect of a

GLOBAL MEDIUM TERM NOTE PROGRAMME

THIS AGREEMENT is made on [ ] **BETWEEN**:

(1) **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT** of One Exchange Square, London EC2A 2JN; and

(2) [ ] of [ ] (the "**Calculation Agent**", which expression shall include its successor or successors for the time being as calculation agent, and/or determination agent, as the case may be, hereunder).

WHEREAS:

(A) The Issuer has entered into an amended and restated Programme Agreement with certain dealers dated 11 August 2011, as may be amended or supplemented from time to time, under which up to euro 35,000,000,000 (or its equivalent in other currencies) in aggregate principal amount of Global Medium Term Notes ("**Notes**") may be issued.

(B) The Notes will be issued subject to and with the benefit of an amended and restated Agency Agreement (the "**Agency Agreement**") dated 11 August 2011, as may be amended or supplemented from time to time and entered into between the Issuer, Citibank, N.A. as fiscal agent (the "**Agent**", which expression shall include its successor or successors for the time being under the Agency Agreement) and as registrar and the other parties named therein.

NOW IT IS HEREBY AGREED that:

1. Appointment of the Calculation Agent

The Issuer hereby appoints [ ] as Calculation Agent and/or Determination Agent, as the case may be, in respect of each Series of Notes described in the Schedule hereto (the "**Relevant Notes**") for the purposes set out in clause 2 below, all upon the provisions hereinafter set out. The agreement of the parties hereto that this Agreement is to apply to each Series of Relevant Notes shall be evidenced by the manuscript annotation and signature in counterpart of the Schedule hereto. The Calculation Agent shall always act in good faith and in an impartial and commercially reasonable manner in the exercise by it of its powers, duties and discretions pursuant to the Conditions and the provisions herein.

2. Duties of Calculation Agent

The Calculation Agent shall in relation to each Series of Relevant Notes perform all the functions and duties imposed on the Calculation Agent by the terms and conditions of the Relevant Notes (the "**Conditions**") including endorsing the Schedule hereto appropriately in relation to each Series of Relevant Notes. In addition, the Calculation Agent agrees that it will provide a copy of all calculations made by it which affect the nominal amount outstanding of any Relevant Notes which are identified on the Schedule as being NGNs to the Agent at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB. (Email: mtn.issuance@citi.com; fax: +353 1 622 4030)

For the avoidance of doubt, in the case of the appointment of a Determination Agent in respect of any Series of Relevant Notes, any reference herein to the Calculation Agent shall be deemed to be a reference to such Determination Agent.

3. Expenses

Save as provided in clause 4 below, the Calculation Agent shall bear all expenses incurred by it in connection with its said services.

4. Indemnity

4.1 The Issuer shall promptly indemnify and keep indemnified the Calculation Agent against any losses, liabilities, reasonable costs, claims, actions or demands which it may incur or which may be made against it as a result of or in connection with its appointment or the exercise of its powers and duties under this Agreement except such as may result from its own default, negligence or bad faith or that of its officers or employees or any of them, or breach by it of the terms of this Agreement.

4.2 The Calculation Agent shall indemnify and keep indemnified the Issuer against any losses, liabilities, costs, claims, actions, demands or expenses which the Issuer may incur or which may be made against the Issuer as a result of the default, negligence or bad faith of the Calculation Agent or that of its officers, directors or employees or any of them, or the breach by it of the terms of this Agreement.

5. Conditions of Appointment

5.1 In acting hereunder and in connection with the Relevant Notes the Calculation Agent shall not act as agent of the Issuer and shall not thereby assume any obligations towards or relationship of agency or trust for or with any of the owners or holders of the Relevant Notes or the coupons or receipts (if any) appertaining thereto (respectively, the "**Coupons**" and the "**Receipts**").

5.2 In relation to each issue of Relevant Notes the Calculation Agent shall be obliged to perform such duties and only such duties as are herein and in the Conditions specifically set forth and no implied duties or obligations shall be read into this Agreement or the Conditions against the Calculation Agent.

5.3 The Calculation Agent may consult with legal and other professional advisers and the opinion of such advisers shall be full and complete protection in respect of any action taken, omitted or suffered hereunder in good faith and in accordance with the opinion of such advisers.

5.4 The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken, omitted or suffered in reliance upon any instruction, request or order from the Issuer or the Agent, or any notice, resolution, direction, consent, certificate, affidavit, statement, cable, email or other paper or document which it reasonably believes to be genuine and to have been delivered, signed or sent by the proper party or parties or upon written instructions from the Issuer.

5.5 The Calculation Agent, and any of its officers, directors and employees, may become the owner of, or acquire any interest in, any Notes, Receipts or Coupons (if any) with the same rights that it or he would have if the Calculation Agent were not appointed hereunder, and may engage or be interested in any financial or other transaction with the Issuer and may

act on, or as depository, trustee or agent for, any committee or body of holders of Notes or Coupons (if any) or other obligations of the Issuer as freely as if the Calculation Agent were not appointed hereunder.

6. Termination of Appointment

6.1 The Issuer may terminate the appointment of the Calculation Agent at any time by giving to the Calculation Agent and the Agent at least 90 days' prior written notice to that effect, provided that, so long as any of the Relevant Notes is outstanding, (i) such notice shall not expire less than 45 days before any date upon which any payment is due in respect of any Relevant Notes and (ii) notice shall be given in accordance with Condition 13 at least 30 days prior to any removal of the Calculation Agent.

6.2 Notwithstanding the provisions of subclause 6.1 above, if at any time (i) the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of an administrator, liquidator or administrative or other receiver of all or any substantial part of its property, or if an administrator, liquidator or administrative or other receiver of it or of all or a substantial part of its property is appointed, or it admits in writing its inability to pay or meet its debts as they may mature or suspends payment thereof, or if any order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency law or if any public officer takes charge or control of the Calculation Agent or of its property or affairs for the purpose of rehabilitation, administration or liquidation or (ii) the Calculation Agent fails duly to perform any function or duty imposed upon it by the Conditions and/or this Agreement, the Issuer may forthwith without notice terminate the appointment of the Calculation Agent, in which event notice thereof shall be given to the holders of the Relevant Notes in accordance with Condition 13 as soon as practicable thereafter.

6.3 The termination of the appointment pursuant to subclause 6.1 or 6.2 above of the Calculation Agent hereunder shall not entitle the Calculation Agent to any amount by way of compensation but shall be without prejudice to any amount then accrued due.

6.4 The Calculation Agent may resign its appointment hereunder at any time by giving to the Issuer and the Agent at least 90 days' prior written notice to that effect. Following receipt of a notice of resignation from the Calculation Agent, the Issuer shall promptly give notice thereof to the holders of the Relevant Notes in accordance with Condition 13.

6.5 Notwithstanding the provisions of subclauses 6.1, 6.2 and 6.4 above, so long as any of the Relevant Notes is outstanding, the termination of the appointment of the Calculation Agent (whether by the Issuer or by the resignation of the Calculation Agent) shall not be effective unless upon the expiry of the relevant notice a successor Calculation Agent has been appointed.

6.6 Any successor Calculation Agent appointed hereunder shall execute and deliver to its predecessor and the Issuer an instrument accepting such appointment hereunder, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as the Calculation Agent hereunder.

6.7 If the appointment of the Calculation Agent hereunder is terminated (whether by the Issuer or by the resignation of the Calculation Agent), the Calculation Agent shall on the date on

which such termination takes effect deliver to the successor Calculation Agent all records concerning the Relevant Notes maintained by it (except such documents and records as it is obliged by law or regulation to retain or not to release), but shall have no other duties or responsibilities hereunder.

6.8 Any corporation into which the Calculation Agent for the time being may be merged or converted or any corporation with which the Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party shall, to the extent permitted by applicable law, be the successor Calculation Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion or consolidation shall forthwith be given to the Issuer and the Agent.

6.9 Upon the termination of the appointment of the Calculation Agent, the Issuer shall use all reasonable endeavours to appoint a further bank or investment bank as successor Calculation Agent.

7. Communications

7.1 All communications shall be by telefax, email or letter delivered by hand. Each communication shall be made to the relevant party at the email address, telefax number or postal address marked for the attention of the person(s) from time to time specified in writing by that party to the other for the purpose. The initial email address, telefax number and postal address of, and person(s) so specified by, each party are set out on the signature pages of this Agreement.

7.2 A communication shall be deemed received (if by telefax or email) when an acknowledgement of receipt is received, or (if by letter) when delivered; provided that any communication which is received (or deemed to take effect in accordance with the foregoing) outside business hours or on a non-business day in the place of receipt shall be deemed to take effect at the opening of business on the next following business day in such place. Any communication delivered to any party under this Agreement which is to be sent by email or telefax will be written legal evidence.

8. Descriptive Headings and Counterparts

8.1 The descriptive headings in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

8.2 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9. Contracts (Rights of Third Parties) Act 1999

A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

10. Governing Law and Jurisdiction

This Agreement, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

The Issuer hereby irrevocably agrees, for the exclusive benefit of the Calculation Agent, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement shall be brought in such courts.

IN WITNESS whereof this Agreement has been entered into the day and year first above written.

SCHEDULE TO THE
CALCULATION AGENCY AGREEMENT

Series Number (or ISIN Code)	Issue Date	Maturity Date	Title and Nominal Amount	Annotation by Calculation Agent/Issuer

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

Telefax No: +44 20 7338 6100
Email: fundingdesk@ebrd.com
Attention: Funding Desk

By:
Authorised Signatory

[ ]

Telefax No: [ ]
Email: [ ]
Attention: [ ]

By:
Authorised Signatory

SIGNATORIES

The Issuer

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN

Telephone: +44 20 7338 6000
Telefax: +44 20 7338 6100
Email: fundingdesk@ebrd.com
Attention: Funding Desk

By:



The Agent

CITIBANK, N.A.
Citigroup Centre
Canary Wharf
London E14 5LB

Telephone: +353 1 622 2242
Telefax: +353 1 622 4030
Attention: Agency & Trust

By:

The Registrar

CITIBANK, N.A.
Citigroup Centre
Canary Wharf
London E14 5LB

Telephone: +353 1 622 4612
Telefax: +353 1 622 2031
Attention: Agency & Trust

By:

SIGNATORIES

The Issuer

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN

Telephone: +44 20 7338 6000
Telefax: +44 20 7338 6100
Email: fundingdesk@ebrd.com
Attention: Funding Desk

By:

The Agent

CITIBANK, N.A.
Citigroup Centre
Canary Wharf
London E14 5LB

Telephone: +353 1 622 2242
Telefax: +353 1 622 4030
Attention: Agency & Trust

By: 

Michael Clapham
Assistant Vice President

The Registrar

CITIBANK, N.A.
Citigroup Centre
Canary Wharf
London E14 5LB

Telephone: +353 1 622 4612
Telefax: +353 1 622 2031
Attention: Agency & Trust

By: 

The other Paying Agent

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

Telephone: +44 20 7964 8877/5683
Telefax: +44 20 7964 2536

By:



Stephen Isles
Authorised Signat...

BASE PROSPECTUS



European Bank

for Reconstruction and Development

€35,000,000,000

Global Medium Term Note Programme for the issue of Notes

On 31 July 1992, the European Bank for Reconstruction and Development (the "Issuer") entered into a €1,000,000,000 Medium Term Note Programme (the "Programme"). On 26 August 1994, 26 August 1997, 28 August 1998, 27 August 1999, 1 September 2000, 31 August 2001, 30 August 2002, 29 August 2003, 27 August 2004, 10 August 2005, 10 August 2006, 10 August 2007, 11 August 2008, 11 August 2009 and 11 August 2010 the Programme was amended and restated. With effect from the date hereof, the Programme has been further amended and restated and this Base Prospectus supersedes any previous prospectus issued in connection with the Programme. Any Notes to be issued after the date hereof under the Programme are issued subject to the provisions set out herein save that Notes which are to be consolidated and form a single series with Notes issued prior to the date hereof will be issued subject to the Conditions of the Notes applicable on the date of Issue for the first Tranche of Notes of such Series. Subject as aforesaid, this does not affect any Notes issued prior to the date hereof.

Under the Programme the Issuer may from time to time issue Notes in bearer or registered form (respectively, "Bearer Notes" and "Registered Notes" and, together, the "Notes") denominated in any currency agreed by the Issuer and the relevant Purchaser(s) (as defined below). Subject as set out herein, the maximum aggregate nominal amount of all Notes from time to time outstanding will not exceed €35,000,000,000 (or its equivalent in other currencies at the time of agreement to issue, calculated as described herein).

The Notes will be issued to one or more of the Dealers specified on pages 5-6 (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme from time to time) on a continuing basis by way of private or syndicated placements. Notes may also be issued to third parties other than Dealers on the basis of enquiries made by such third parties to the Issuer. Dealers and such third parties are referred to as "Purchasers".

Application has been made to the Financial Services Authority in its capacity as competent authority (the "UK Listing Authority") under the Financial Services and Markets Act 2000 (the "FSMA") for Notes issued under the Programme for the period of 12 months from the date of this Base Prospectus to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's Regulated Market (the "Regulated Market"). References in this Base Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The Regulated Market is a regulated market for the purposes of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) (the "MiFID"). Application has also been made for permission to deal in, and for quotation of, any Notes which are agreed at the time of issue to be so listed on the Singapore Exchange Securities Trading Limited (the "SGX-ST"). The SGX-ST is not a regulated market for the purposes of the MiFID. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this Base Prospectus. Admission to the Official List or the SGX-ST is not to be taken as an indication of the merits of the Issuer or the Notes. Notice of the aggregate nominal amount of, interest (if any) payable in respect of, the issue price of, and any other terms and conditions not contained herein which are applicable to, each Series (as defined below) of Notes will be set forth in a pricing supplement prepared by, or on behalf of, the Issuer (the "Pricing Supplement") which, with respect to Notes admitted to the Official List and admitted to trading on the Regulated Market and/or Notes listed on the SGX-ST, will be delivered to the UK Listing Authority and/or the SGX-ST on or before the date of issue of the Notes of such Series.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Purchaser(s) in relation to each issue. The Issuer may also issue unlisted Notes.

Unless otherwise agreed, each issue of Registered Notes will initially be represented by one or more registered global Notes which will be deposited on the issue date thereof with, and registered in the name of a nominee for, The Depository Trust Company or deposited with a common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary") and registered in the name of Citivic Nominees Limited as nominee for the Common Depositary, as further described in "Issue Procedures" herein. Each issue of Bearer Notes will initially be represented on issue by one or more bearer temporary global Notes. If an issue of Bearer Notes is stated in the applicable Pricing Supplement as being issued in new global note ("NGN") form, then that issue of Bearer Notes may be intended to be eligible collateral for Eurosystem monetary policy and the applicable temporary global Note will be delivered to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg") on or prior to the original issue date for that issue of Bearer Notes, as further described in "Issue Procedures" herein.

If an issue of Bearer Notes is not issued in NGN form ("classic global Notes" or "CGNs"), the applicable temporary global Note will be deposited with the Common Depositary on the issue date for that issue of Bearer Notes.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Base Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Base Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Base Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Base Prospectus. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Base Prospectus is provided to the Investor at the time such offer is made.

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Base Prospectus have been issued by S&P, Moody's and Fitch, each of which as at the date of this Base Prospectus is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (the "CRA Regulation").

Whether or not a rating in relation to any Tranche of Notes (to the extent any such Tranche will be rated) has been issued by a credit rating agency established in the European Union and registered under the CRA Regulation will be disclosed in the relevant Pricing Supplement.

The ratings mentioned above are accurate as at the date of this Base Prospectus. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, such rating will not necessarily be the same as the rating(s) assigned to the Issuer. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

The issue price and the amount of the relevant Notes will be determined before filing of the relevant Pricing Supplement for each Tranche based on then prevailing market conditions.

Prospective investors should consider carefully the risks set forth herein under "Risk Factors" prior to making any investment decisions with respect to the Notes.

The Issuer may agree with any Dealer and the Agent (as defined below) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which case a supplementary Base Prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

BofA Merrill Lynch

Dealers

BofA Merrill Lynch
Goldman Sachs International
J.P. Morgan
Morgan Stanley

Dated 11 August 2011

This Base Prospectus comprises a base prospectus for the purposes of Article 5.4 of EU Directive 2003/71/EC (the "Prospectus Directive") and for the purpose of giving information with regard to the Issuer which, according to the particular nature of the Issuer and the Notes, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer.

The Issuer accepts responsibility for the information contained in this Base Prospectus. To the best of the knowledge of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Base Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

The previous paragraph should be read in conjunction with the eighth paragraph on the first page of this Base Prospectus.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Dealers) in connection with the offer or sale of the Notes and, accordingly, this Base Prospectus and any Pricing Supplement will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

This Base Prospectus is to be read in conjunction with all documents which are incorporated herein by reference (see "Documents Incorporated By Reference").

This Base Prospectus includes particulars given in compliance with the requirements of the SGX-ST for the purpose of giving information with regard to the Issuer.

To the fullest extent permitted by law, none of the Dealers or the Arranger accept any responsibility for the contents of this Base Prospectus or for any other statement, made or purported to be made by the Arranger or a Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Arranger and each Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of this Base Prospectus or any such statement.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Base Prospectus or any further information supplied in connection with the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by either the Issuer or any of the Dealers.

Neither this Base Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as recommendations by either the Issuer or any of the Dealers that any recipient of this Base Prospectus or any further information supplied in connection with the Notes should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Base Prospectus nor any other information supplied in connection with the Notes constitutes an offer or invitation by or on behalf of the Issuer or any of the Dealers to any person to subscribe for or to purchase any of the Notes. Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Base Prospectus. This Base Prospectus does not describe all of the risks of an investment in the Notes.

The delivery of this Base Prospectus does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

The distribution of this Base Prospectus and the offer or sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Base Prospectus or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Base Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area, Japan, the Republic of France, Singapore and in other jurisdictions (see "Subscription and Sale").

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS BASE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Bearer Notes are subject to U.S. tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or its possessions or to, or for the account or benefit of, U.S. persons (see "Subscription and Sale").

In this Base Prospectus references to "€" or "euro" are to euro as set out in Condition 8 of the Terms and Conditions of the Notes below, references to "USD" are to United States dollars, references to "JPY" are to Japanese yen and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the stabilising manager(s) (the "Stabilising Manager(s)") (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Pricing Supplement may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

The Issuer authorises the Stabilising Manager(s) to make adequate public disclosure of the information required by the Market Abuse Directive.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME

This summary must be read as an introduction to this Base Prospectus and any decision to invest in the Notes should be based on a consideration of this Base Prospectus as a whole, including the documents incorporated by reference, together with any supplements thereto and as completed by the relevant Pricing Supplement. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the responsible person(s) in any such EEA State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Base Prospectus. Where a claim relating to the information contained in this Base Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Base Prospectus before the legal proceedings are initiated.

Words and expressions defined in "Issue Procedures" and the Terms and Conditions of the Notes shall have the same meaning in this summary:

Issuer

European Bank for Reconstruction and Development. The Issuer is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.

The purpose of the Issuer is to foster the transition towards open market-oriented economies and to promote private and entrepreneurial initiatives in its countries of operations which are committed to and applying the principles of multi-party democracy, pluralism and market economics. The Issuer's "countries of operations" currently include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia.

Risk Factors

There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.

Arranger

Merrill Lynch International

Dealers

Goldman Sachs International
J.P. Morgan Securities Ltd.

Merrill Lynch International
Morgan Stanley & Co. International plc

Notes may also be issued to third parties other than Dealers on the basis of enquiries made by such third parties to the Issuer, including Dealers appointed in relation to issues of Notes denominated in particular currencies in compliance with applicable regulations and guidelines from time to time (see "Subscription and Sale").

Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale").

Distribution

Notes may be distributed by way of private or public placement and in each case on a syndicated or a non-syndicated basis.

Use of Proceeds

The net proceeds to be received by the Issuer from the issue of Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Agent

Citibank, N.A.

Amount

Up to €35,000,000,000 (or its equivalent in other currencies calculated on the Agreement Date) outstanding at any one time. As provided in the Programme Agreement (as defined below – see "Subscription and Sale") the nominal amount of Notes outstanding under the Programme may be increased.

Description

Continuously offered Global Medium Term Note Programme.

Currencies

Subject to any applicable legal or regulatory restrictions, Notes may be denominated in any currency, including without limitation, euro, United States dollars, Japanese yen, pounds sterling, Swiss francs and Singapore dollars.

Redenomination

Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, may be subject to redenomination, renominalisation and/or consolidation with other Notes (provided they are fully fungible) then denominated in euro. The Issuer may specify in the applicable Pricing Supplement that such Notes will include a Redenomination Clause (as defined on page 60) for the redenomination of the Specified Currency in euro, and, if so specified, the wording of the Redenomination Clause will be set out in full in the applicable Pricing Supplement.

Maturities

Notes may be of any maturity (subject to such minimum or maximum maturity restrictions as may be required from time to time by the relevant monetary authority).

Issue Price

Notes may be issued at par or at a discount to, or premium over, par and either on a fully paid or partly paid basis.

Form

Notes will be issued in either bearer or registered form. Registered Notes will initially be represented by one or more registered global Notes which will, unless otherwise specified in the applicable Pricing Supplement, be deposited with, and registered in the name of a nominee for, The Depository Trust Company or a common depository for Euroclear and Clearstream, Luxembourg, as the case may be. Bearer Notes will initially be represented by one or more bearer temporary global Notes which will (i) in the case of NGNs, be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg on or prior to the original issue date for that issue of Bearer Notes; or (ii) in the case of CGNs, be deposited with a depositary or, as the case may be, common depositary for Euroclear and Clearstream, Luxembourg or any other agreed clearance system on the issue date for that issue of Bearer Notes, and which will be exchanged for one or more bearer permanent global Notes or for definitive Notes not earlier than 40 days after the Issue Date upon certification of non-U.S. beneficial ownership. A bearer permanent global Note may be exchanged in whole, but not in part, for definitive Notes only upon the occurrence of an Event of Default or if Euroclear or Clearstream, Luxembourg (or any other relevant clearing system) is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available as described in Issue Procedures below. Interests in a global Note will be transferable in accordance with the rules and procedures for the time being of The Depository Trust Company, Euroclear, Clearstream, Luxembourg or any other agreed clearance system.

Specified Denominations

Notes will be in such denominations as may be specified in the relevant Pricing Supplement subject to applicable laws and regulations.

Fixed Rate Notes

Fixed rate interest will be payable on such day(s) as specified and on redemption, and will be calculated on the basis of such Fixed Day Count Fraction and, in certain circumstances, such business day convention, as may be agreed between the Issuer and the relevant Purchaser.

Floating Rate Notes

Floating Rate Notes will bear interest at a rate determined on: (i) the same basis as the floating rate under a notional interest

rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 or 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., as amended and/or supplemented as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Purchaser(s) (as indicated in the applicable Pricing Supplement).

Floating Rate Notes may also have a Maximum Rate of Interest, a Minimum Rate of Interest or both.

Interest on Floating Rate Notes will be payable, and will be calculated, as specified prior to issue.

Interest Payment Date(s) or Interest Period(s)	Such date(s) or period(s) as the Issuer and the relevant Purchaser(s) may agree (as indicated in the applicable Pricing Supplement).
Dual Currency Notes	Payments (whether in respect of principal and/or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies and based upon such rates of exchange as specified in the applicable Pricing Supplement.
Indexed Notes	Payments (whether in respect of principal and/or interest and whether at maturity or otherwise) in respect of Indexed Notes will be calculated by reference to such Index and/or Formula as specified in the applicable Pricing Supplement.
Physically Settled Notes	Delivery of underlying assets in settlement of Notes which provide for settlement by physical delivery will be effected as indicated in the applicable Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes will not bear interest other than in relation to interest due after the Maturity Date.
Redemption	Notes may be redeemable prior to their stated maturities, either at the option of the relevant holder or the Issuer or in instalments, in each case, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms, as specified prior to issue.
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and

unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.

Negative Pledge

The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.

Cross-Default

The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which such default shall continue for a period of 90 days.

Rating

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Base Prospectus have been issued by S&P, Moody's and Fitch, each of which as at the date of this Base Prospectus is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (the "CRA Regulation").

Whether or not a rating in relation to any Tranche of Notes (to the extent any such Tranche will be rated) has been issued by a credit rating agency established in the European Union and registered under the CRA Regulation will be disclosed in the relevant Pricing Supplement.

The ratings mentioned above are accurate as of the date of this Base Prospectus. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, such rating will not necessarily be the same as the rating(s) assigned to the Issuer. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Listing and Admission to Trading	Application has been made for Notes issued under the Programme to be admitted to the Official List and to be admitted to trading on the Regulated Market. Notes may also be listed on additional or other stock exchange(s) including the SGX-ST. Unlisted Notes may also be issued. The Pricing Supplement for each issue will state whether or not, and on what exchange(s), the Notes are to be listed.
Governing Law	English.
Selling Restrictions	There are restrictions on the sale of Notes in the United States, the United Kingdom, Japan, the Republic of France, Singapore, the European Economic Area and other jurisdictions that may be applicable in connection with a particular issue of Notes, further details of which are set out in "Subscription and Sale".

RISK FACTORS

Prospective investors should consider carefully the risks set forth below and the other information contained in this Base Prospectus prior to making any investment decision with respect to the Notes. Each of the risks highlighted below could have a material adverse effect on the Issuer's business, operations, financial condition or prospects, which, in turn, could have a material adverse effect on the amount of principal and interest which investors will receive in respect of the Notes. In addition, some or all of the risks highlighted below could adversely affect the trading price of a particular Series of Notes or the rights of investors under a particular series of Notes and, as a result, investors could lose some or all of their investment.

Prospective investors should note that the risks described below are not the only risks the Issuer faces. The Issuer has described only those risks relating to its operations that it considers to be material. There may be additional risks that the Issuer currently considers not to be material or of which it is not currently aware, and any of these risks could have the effects set forth above.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

The Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

The credit rating of the Issuer may not reflect all risks affecting the Notes

The credit ratings assigned to the Issuer may not reflect the potential impact of all risks related to structure, market and other factors that may affect the value of the Notes issued under the Programme. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the credit rating agency at any time.

Notes Indexed to Interest Rate or Other indices or Formulas May Have Risks Not Associated With Conventional Debt Securities

An investment in Notes indexed to one or more interest rates or other indices or formulas, either directly or indirectly, entails significant risks that are not associated with similar investments in a conventional fixed rate or floating rate debt security. Such risks include, without limitation, the possibility that such indices or formulas may be subject to significant changes and that no principal, premium (if any), or interest will be payable with respect to such Notes or that any such principal, premium or interest will be payable in an amount that is lower or at times that are different than otherwise expected. The existence, magnitude and longevity of these risks and their results depend on a number of interrelated factors, including economic, financial and political events, over which the Issuer has no control. Additionally, if the formula used to determine the amount of any payment in respect of such Notes contains a multiplier or leverage factor, the effect of any change in the applicable index or indices or formula or formulas will be magnified. In recent years, values of certain indices and formulas have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in the value of any particular index or formula that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Any redemption terms of the Notes, whether mandatory or exercisable at the direction of the Issuer, might affect the market value of such Notes. Since the Issuer could be required to redeem Notes when prevailing interest rates are relatively low, investors generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the then current interest rate on the Notes.

Notes where denominations involve integral multiples: definitive Notes

In relation to any issue of Notes which have denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case, should definitive Notes be printed, a holder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If definitive Notes are issued, holders should be aware that definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Legal Investment Considerations

Investors should consult their own legal advisers in determining whether and to what extent the Notes constitute legal investments for such investors and whether and to what extent the Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of the Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer extends loans, makes equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

The Issuer has authorised share capital totalling €30 billion. As at 11 August 2011, the amount of subscribed share capital was €27.7 billion of which €6.2 billion is paid-in and €21.5 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer's subscribed capital that has not been paid in ranks among the highest quality callable capital of any multilateral development bank, with approximately 60 per cent. from shareholders rated AAA/Aaa and 96 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2011.* Due to its conservative risk management and provisioning policy and limitations in the Agreement on its exposures, it is highly unlikely that any call on the Issuer's shareholders will have to be made.

Since the second half of 2008, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery.

* To the extent S&P and Moody's have rated shareholders of the Issuer at different levels, the higher of these ratings has been used for the purpose of these calculations.

The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

The Issuer and its members are considering a proposal to extend the Issuer's countries of operations to include the Southern and Eastern Mediterranean region, including Jordan. Subject to adoption of the proposal the Issuer will seek to make investments primarily to the private sector in certain agreed countries in the region. As at the date of this Base Prospectus, Egypt and Morocco, both of whom are founding members of the Issuer, have requested that they become recipient countries. Tunisia has formally applied to become a member of the Issuer. The Issuer has also received a letter of interest from Jordan.

DOCUMENTS INCORPORATED BY REFERENCE

This Base Prospectus should be read and construed in conjunction with the following documents:

(i) the financial statements of the Issuer for the financial year ended 31 December 2009 contained on pages 18 to 97 of the Issuer's Financial Report 2009;

(ii) the financial statements of the Issuer for the financial year ended 31 December 2010 contained on pages 12 to 82 of the Issuer's Financial Report 2010;

(iii) the terms and conditions contained on pages 15-41 of the Base Prospectus dated 11 August 2008;

(iv) the terms and conditions contained on pages 15-42 of the Base Prospectus dated 11 August 2009; and

(v) the terms and conditions contained on pages 15-42 of the Base Prospectus dated 11 August 2010,

all of which have been approved by the Financial Services Authority or filed with it and shall be incorporated in, and form part of, this Base Prospectus save that any statement contained in a document which is incorporated by reference herein shall be modified or superseded for the purpose of this Base Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statements so modified or superseded shall not, except as modified or superseded, constitute a part of this Base Prospectus. Any documents themselves incorporated by reference in the documents incorporated by reference shall not form part of this Base Prospectus.

Those parts of the Issuer's Financial Reports 2009 and 2010 and the Base Prospectuses dated 11 August 2008, 2009 and 2010 which are not specifically incorporated by reference herein are either covered elsewhere in and superseded by this Base Prospectus or not relevant for prospective investors of the Notes to be issued under this Base Prospectus.

The Issuer will provide, without charge, to each person to whom a copy of this Base Prospectus has been delivered, upon the oral or written request of such person, a copy of the documents which are incorporated herein by reference. Written or telephone requests for such documents should be directed to the Issuer at its principal office set out at the end of this Base Prospectus.

SUPPLEMENTARY PROSPECTUS

If at any time the Issuer shall be required to prepare a supplementary prospectus pursuant to Section 87G of the FSMA, the Issuer will prepare and make available an appropriate amendment or supplement to this Base Prospectus which, in respect of any subsequent issue of Notes to be admitted to the Official List and admitted to trading on the Regulated Market, shall constitute a supplementary prospectus as required by the UK Listing Authority and Section 87G of the FSMA.

The Issuer has given an undertaking that if at any time during the duration of the Programme there is a significant new factor, material mistake or inaccuracy relating to information contained in this Base Prospectus which is capable of affecting the assessment of any Notes and whose inclusion would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Base Prospectus, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, and the rights attaching to the Notes, the Issuer shall prepare an amendment or supplement to this Base Prospectus or publish a replacement Base Prospectus for use in connection with any subsequent offering of the Notes and shall supply to each Dealer such number of copies of such supplement hereto as such Dealer may reasonably request.

The Issuer has undertaken in connection with the listing of the Notes on the SGX-ST:

(a) to update this Base Prospectus by the publication of a new prospectus or a supplement thereto in a form reasonably satisfactory to the Dealers, on or before each anniversary of the date of this Base Prospectus; and

(b) to publish a supplementary prospectus upon the Issuer becoming aware that:

    (i) there has been a significant change affecting any matter contained in this Base Prospectus; or

    (ii) a significant new matter has arisen, the inclusion of information in respect of which would have been required to be in this Base Prospectus if it had arisen before this Base Prospectus was issued.

For this purpose, "significant" means significant for the purpose of making an informed assessment of assets and liabilities, financial position, profits and losses and prospects of the Issuer and of the rights attaching to the Notes.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme the Issuer may from time to time issue Notes denominated in any currency. The applicable terms of any Notes will be agreed between the Issuer and the relevant Purchaser(s) prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or incorporated into, such Notes, as more fully described under "Issue Procedures".

References herein to "Pricing Supplement" shall mean, in the case of Notes for which a prospectus under the Prospectus Directive is required (or the Issuer chooses to prepare such a prospectus) and the final terms of such Notes are capable of being completed in the manner contemplated by Article 5.4 of the Prospectus Directive, final terms for the purposes of that Article ("Final Terms"). Other Notes may be issued off the Programme either in circumstances where no prospectus for purposes of the Prospectus Directive is prepared or pursuant to the registration document (the "Registration Document") of the Issuer dated 11 August 2011 relating to the Programme, in which case the Pricing Supplement shall not constitute Final Terms. Such Registration Document shall be read in conjunction with the securities note (the "Securities Note") for that Series and, if applicable, the summary note (the "Summary Note") for that Series, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive.

This Base Prospectus and any supplement will only be valid for admitting Notes to the Official List and for the admission of Notes to trading on the Regulated Market and/or listing Notes on the SGX-ST in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under this Programme, does not exceed €35,000,000,000 or its equivalent in other currencies. For the purpose of calculating the euro equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the euro equivalent of Notes denominated in another Specified Currency (as defined under "Issue Procedures") shall be determined, at the discretion of the Issuer, as of the date of agreement to issue such Notes (the "Agreement Date") or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of euro against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading bank selected by the Issuer on such date;

(b) the amount (or, where applicable, the euro equivalent) of Dual Currency Notes, Indexed Notes and Physically Settled Notes (each as described under "Issue Procedures") shall be calculated by reference to the original nominal amount of such Notes and, in the case of Notes not denominated in euro, in the manner specified above;

(c) the amount (or, where applicable, the euro equivalent) of Zero Coupon Notes (as described under "Issue Procedures") and other Notes issued at a discount or premium shall be calculated by reference to the net proceeds received by the Issuer for the relevant issue and, in the case of Notes not denominated in euro, in the manner specified above; and

(d) the amount (or, where applicable, the euro equivalent) of Partly Paid Notes (as defined under "Issue Procedures") shall be calculated by reference to the nominal amount regardless of the amount of moneys paid up on such Notes and, in the case of Notes not denominated in euro, in the manner specified above.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be attached to or incorporated by reference into each global Note and which will be endorsed upon each definitive Note. The applicable Pricing Supplement prepared by, or on behalf of, the Issuer in relation to any Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of a specific issue of Notes. The applicable Pricing Supplement will be incorporated into, or attached to, each global Note and endorsed upon each definitive Note. All capitalised terms shall have the meanings defined herein. The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer(s) at the time of the issue in accordance with prevailing market conditions.

This Note is one of a Series of the Notes ("Notes", which expression shall mean (i) in relation to any Notes represented by a Note in global form (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency of the relevant Notes, (ii) definitive Notes issued in exchange (or part exchange) for a Global Note and (iii) any Global Note) issued subject to, and with the benefit of, an amended and restated Agency Agreement dated 11 August 2011 (the "Agency Agreement") and made between European Bank for Reconstruction and Development (the "Issuer"), Citibank, N.A. as issuing agent, principal paying agent, agent bank and, if so specified in the applicable Pricing Supplement, calculation agent and/or determination agent, as the case may be, (the "Agent", which expression shall include any successor as agent or any other calculation agent and/or determination agent, as the case may be, specified in the applicable Pricing Supplement), Citibank, N.A., as registrar (the "Registrar", which expression shall include any successor registrar) and the other paying agents named therein (together with the Agent, the "Paying Agents" which expression shall include any additional or successor paying agents).

As used herein, "Series" means each original issue of Notes together with any further issues expressed to form a single series with the original issue which are denominated in the same currency and which have the same Maturity Date, interest basis and interest payment dates (if any) and the terms of which (save for the Issue Date or Interest Commencement Date and the Issue Price) are otherwise identical (including whether or not the Notes are listed) and the expressions "Notes of the relevant Series" and "holders of Notes of the relevant Series" and related expressions shall be construed accordingly.

To the extent the Pricing Supplement for this Series of Notes specifies other Terms and Conditions which are in addition to, or inconsistent with, these Terms and Conditions, such other Terms and Conditions shall apply to this Series of Notes.

The holders for the time being of the Notes ("Noteholders"), which expression shall, in relation to any Notes represented by a Global Note, be construed as provided in Condition 1, the holders of the Coupons (as defined below) appertaining to interest-bearing definitive Bearer Notes (the "Couponholders"), the holders of the Talons (as defined below) (the "Talonholders") and the holders of the Receipts (as defined below) (the "Receiptholders") are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Pricing Supplement, which are binding on them. The statements in these Terms and Conditions are summaries of, and are subject to, the detailed provisions of the Agency Agreement. Copies of the Agency Agreement (which contains the form of Pricing Supplement) and the Pricing Supplement for the Notes of this Series are available from the principal office of the Agent and the Paying Agents set out at the end of these Terms and Conditions.

The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the amended and restated Deed of Covenant (the "Deed of Covenant") dated 11 August 2011 and made by the Issuer. The original of the Deed of Covenant is held by a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg").

Any reference herein to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent.

Words and expressions defined in the Agency Agreement or defined or set out in the applicable Pricing Supplement (which term, as used herein, means, in relation to this Note, the Pricing Supplement attached hereto or endorsed hereon) shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1 Form, Denomination, Title and Transfer

The Notes are in bearer form ("Bearer Notes") or registered form ("Registered Notes") in the Specified Currency and Specified Denomination(s) and definitive Notes will be serially numbered. This Note is to the extent specified in the applicable Pricing Supplement a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Indexed Note or a Dual Currency Note, or any appropriate combination thereof. If it is a definitive Bearer Note, it is issued with coupons for the payment of interest ("Coupons") attached, and if applicable talons for further Coupons ("Talons") attached unless it is a Zero Coupon Note in which case references to interest (other than in relation to interest due after the Maturity Date) and Coupons in these Terms and Conditions are not applicable. If it is a definitive Bearer Note redeemable in instalments it is issued with receipts ("Receipts") for the payment of instalments of principal prior to stated maturity attached. Wherever Dual Currency Notes or Indexed Notes are issued to bear interest on a fixed or floating rate basis or on a non-interest-bearing basis, the provisions in these Terms and Conditions relating to Fixed Rate Notes, Floating Rate Notes and Zero Coupon Notes respectively shall, where the context so admits, apply to such Dual Currency Notes or Indexed Notes. Any reference in these Terms and Conditions to Coupon(s), Couponholder(s) or coupon(s) shall, unless the context otherwise requires, be deemed to include a reference to Talon(s), Talonholder(s) or talon(s).

Subject as set out below, title to the Bearer Notes, the Coupons and Receipts will pass by delivery. The holder of each Coupon or Receipt, whether or not such Coupon or Receipt is attached to a Bearer Note, in his capacity as such, shall be subject to and bound by all the provisions contained in the relevant Note. The Issuer and any Paying Agents may deem and treat the bearer of any Bearer Note, Coupon or Receipt as the absolute owner thereof (whether or not such Bearer Note, Coupon or Receipt shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out below.

The Issuer has appointed the Registrar at its office specified below to act as registrar in respect of the Registered Notes. The Issuer shall cause to be kept at the specified office of the Registrar for the time being a register (the "Register") on which shall be entered, *inter alia*, the names and addresses of the holders of the Registered Notes and particulars of all transfers of title to the Registered Notes. The Issuer and the Registrar may deem and treat the registered owner of a Registered Note as the absolute owner thereof (whether or not such Note shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof). The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar and to appoint another Registrar provided that it will at all times maintain a Registrar. Notice of any termination or appointment and of any changes in specified offices will be given to the Registered Noteholders promptly by the Issuer in accordance with Condition 13.

A Global Note in registered form (a "Registered Global Note") may be transferred, in whole, to another nominee for The Depository Trust Company or other common depositary for Euroclear and Clearstream, Luxembourg or such other clearing system and common depositary or person as may be

specified in the applicable Pricing Supplement or otherwise as may be specified separately in the applicable Pricing Supplement, by the registered holder depositing the Registered Global Note at the specified office of the Registrar with the form of transfer attached thereto duly completed and signed by or on behalf of the transferor, upon payment of any applicable taxes or other governmental charges and upon the Registrar, after due and careful enquiry, being satisfied with the title and identity of the person making the request and subject to such other reasonable regulations as the Issuer and the Registrar may prescribe, all as described in the Agency Agreement. Subject as provided above, the Registrar will, within three business days (being days when banks are open for business in the city where the Registrar is located) of such deposit (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver a new Registered Global Note at its specified office to and in the name of the transferee. Notwithstanding the above provisions the holder of a Registered Global Note may not require the transfer of a Registered Global Note to be registered during the period of 15 days ending on the due date for any payment of principal or interest on the Registered Global Note.

A definitive Registered Note may be transferred in whole or in part (in the amount of the lowest Specified Denomination or any integral multiple thereof) by the transferor depositing such Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar, with the form of transfer endorsed on the definitive Registered Note duly completed and signed by or on behalf of the transferor and upon the Registrar after due and careful enquiry being satisfied with the documents of title and the identity of the person making the request and subject to such reasonable regulations as the Issuer and the Registrar may prescribe. Subject as provided above, the Registrar will, within three business days (being days when banks are open for business in the city where the Registrar is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver at its specified office to the transferee or (at the risk of the transferee) send by mail to such address as the transferee may request a new Registered Note of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note, a new Registered Note in respect of the balance of the Registered Note not transferred will be so delivered or (at the risk of the transferor) sent to the transferor.

In the event of a partial redemption of Registered Notes under Condition 5, the Registrar shall not be required:

(a) to register the transfer of definitive Registered Notes (or parts of Registered Notes) during the period beginning on the 45th day before the date of the partial redemption and ending on the day on which notice is given specifying the serial numbers of definitive Registered Notes called (in whole or in part) for redemption (both inclusive); or

(b) to register the transfer of any definitive Registered Note, or part of a definitive Registered Note, called for partial redemption.

Registered Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer or any exchange as provided above, except for any costs or expenses of delivery other than by regular mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration or exchange.

For so long as any of the Notes are represented by a Global Note in bearer form, each person (other than a clearing system which is an account holder with another clearing system for the purpose of operating any "bridge" between two or more clearing systems) who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular nominal amount

of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agent and any other Paying Agent as a holder of such nominal amount of such Notes for all purposes other than for the payment of principal (including premium (if any)) and interest on such Notes or the delivery of securities or any other assets deliverable pursuant to such Notes, the right to which shall be vested, as against the Issuer, the Agent and any other Paying Agent, solely in the bearer holder of the Global Note in accordance with and subject to its terms (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly).

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, or such other rules and procedures as may be specified in the applicable Pricing Supplement.

2 Status of the Notes

The Notes and (if applicable) the relative Coupons and Receipts are direct and, subject to Condition 3, unsecured obligations of the Issuer ranking *pari passu* without any preference among themselves and, subject as aforesaid, with all its other obligations which are unsecured and not subordinated. The Notes and (if applicable) the relative Coupons and Receipts are not the obligations of any government or member of the Issuer.*

3 Negative Pledge

As long as any of the Notes shall be outstanding, the Issuer will not create on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness quoted, listed or ordinarily dealt in on any stock exchange or other organised securities market, heretofore or hereafter issued or assumed by the Issuer or for any guarantee thereof by the Issuer, unless all payments in respect of the Notes shall be secured by such mortgage, pledge, lien or charge equally and rateably with such bonds, notes, evidences of indebtedness or guarantees; provided, however, that the foregoing shall not apply to: (i) any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property; (ii) any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or (iii) any extension or renewal of the foregoing.

4 Interest

(a) Interest on Fixed Rate Notes

(i) Each Fixed Rate Note bears interest from and including the Interest Commencement Date to but excluding the next following Fixed Interest Date or the Maturity Date, as the case may be, at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Fixed Interest Date(s) in each year and on the Maturity Date, subject to Condition 6(e). The first payment of interest will be made on the Fixed Interest Date next following the Interest Commencement Date and, if the first anniversary of the Interest Commencement Date is not a Fixed Interest Date, will amount to the Initial Broken Amount. If the Maturity Date is not a Fixed Interest Date, interest from and

* This disclaimer will also appear conspicuously on the face of the Notes, as required by Article 20.2 of the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990.

including the preceding Fixed Interest Date (or the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will amount to the Final Broken Amount.

(ii) Subject as aforesaid, such interest will be payable in respect of each Fixed Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) a Fixed Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Fixed Interest Date or the Maturity Date, as the case may be). If interest is required to be calculated for a period ending on a Fixed Interest Date, a period ending other than on a Fixed Interest Date, or for a period ending on a Fixed Interest Date as adjusted in accordance with the business day convention specified in the applicable Pricing Supplement (all in accordance with Clause 4(a)(iii) below) such interest shall be calculated by applying the Fixed Rate of Interest to each Specified Denomination or, where a Calculation Amount is specified in the applicable Pricing Supplement, to such Calculation Amount, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions, the following expressions have the following meanings:

"Fixed Day Count Fraction" means:

(A) if "Actual/Actual – ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D_2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30;

(G) if "Actual/Actual – ICMA" is specified in the applicable Pricing Supplement,

- if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and
- if the Calculation Period is longer than one Determination Period, the sum of:

  (x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

  (y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Fixed Interest Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(a)(ii)(G), the adjustment of any Fixed Interest Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting a Fixed Interest Period).

(iii) If any Fixed Interest Date would otherwise fall on a day which is not a Business Day, then payment of the interest due on such Fixed Interest Date, subject to Condition 6(e), shall be made after adjustment in accordance with the business day convention specified in the applicable Pricing Supplement. If the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the Fixed Interest Date shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be brought forward to the immediately preceding Business Day.

If the payment in respect of a Fixed Interest Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Fixed Interest Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Fixed Interest Date as adjusted in accordance with the specified business day convention, in which case the Fixed Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the

applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) Interest on Floating Rate Notes

(i) Interest Payment Dates

Each Floating Rate Note and Indexed Note bears interest on its nominal amount as specified in Condition 4(b)(ii) and such interest will be payable (subject to Condition 6(e)) in arrear on either:

(A) the Interest Payment Date(s) in each year; or

(B) if no express Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If any Interest Payment Date (or other date) which is specified in the applicable Pricing Supplement to be subject to adjustment in accordance with a business day convention would otherwise fall on a day which is not a Business Day, then, subject to Condition 6(e), if the business day convention specified is:

(1) in the case of (B) above, the Floating Rate Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date (or other date) shall be the immediately preceding Business Day and (B) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date (or other date) occurred;

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day;

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other such date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day.

If the payment in respect of an Interest Payment Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Interest Payment Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Interest Payment Date, as

adjusted in accordance with the specified business day convention, in which case the Floating Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(b), "Business Day" means a day which is:

(A) either (1) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (2) in relation to Notes denominated in euro, a day on which the TARGET system is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(B) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes will be determined in the manner specified in the applicable Pricing Supplement. Interest (including any Rate of Interest, if applicable) in the case of Indexed Notes, will be determined in accordance with Condition 4(d).

(iii) *ISDA Determination*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Pricing Supplement under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement; and

(C) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London interbank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purpose of this sub-paragraph (iii) "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions; and the definition of "Banking Day" in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line the word "general".

When this sub-paragraph (iii) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under sub-paragraph (v) below in respect of the determination of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this sub-paragraph (iii).

In these Terms and Conditions "Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and shall include any other country that has not adopted the aforementioned single currency, as may be specified in the applicable Pricing Supplement.

In these Terms and Conditions, "ISDA Definitions" means the 2006 ISDA Definitions (as amended and/or supplemented as at the Issue Date of the Notes) published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

(iv) *Screen Rate Determination*

The provisions set out below in this sub-paragraph (iv) will apply unless otherwise specified in the applicable Pricing Supplement.

Where so specified in the applicable Pricing Supplement, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the offered quotations (expressed as a percentage rate per annum),

for deposits in the Specified Currency for the Specified Period which appears or appear, as the case may be, on the Relevant Screen Page as at 11:00 a.m. (London time, in the case of LIBOR, or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement). If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest rate, one only of such rates) and the lowest (or, if there is more than one such lowest rate, one only of such rates) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

If the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three of such offered quotations appear as at such time specified above, the Agent (or such other entity specified in the applicable Pricing Supplement) shall request each of the Reference Banks (as defined below) to provide the Agent (or such other entity specified in the

applicable Pricing Supplement) with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the Specified Period to prime banks in the London inter-bank market at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or to prime banks in the Euro-zone inter-bank market at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR on the Interest Determination Date. If two or more of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations, the Rate of Interest for the relevant Interest Period shall be the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of such offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement).

If on any Interest Determination Date one only or none of the Reference Banks provides the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Agent (or such other entity specified in the applicable Pricing Supplement) determines as being the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the rates, as communicated to (and at the request of) the Agent (or such other entity specified in the applicable Pricing Supplement) by the Reference Banks or any two or more of them, at which such banks were offered, as at 11:00 a.m. (London time if the Reference Rate is LIBOR, or Brussels time, if the Reference Rate is EURIBOR) on the relevant Interest Determination Date, deposits in the Specified Currency for the Specified Period by prime banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, plus or minus (as appropriate) the Margin (if any), or if fewer than two of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered rates, the offered rate for deposits in the Specified Currency for the Specified Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the Specified Period, which, at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or, at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Agent and the Issuer suitable for such purpose) informs the Agent (or such other entity specified in the applicable Pricing Supplement) it is quoting to prime banks in the London inter-bank market, if the Reference Rate is LIBOR, or, the Euro-zone inter-bank market, if the Reference Rate is EURIBOR, as the case may be, (or, as the case may be, the quotations of such bank or banks to the Agent (or such other entity specified in the applicable Pricing Supplement)) plus or minus (as appropriate) the Margin (if any), provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be established by the Agent (or such other entity specified in the applicable Pricing Supplement) in its sole and absolute discretion and acting in good faith, or as otherwise specified in the applicable Pricing Supplement.

(v) *Determination of Rate of Interest and calculation of Interest Amount*

The Agent will, on or as soon as practicable after each date on which the Rate of Interest is to be determined (the "Interest Determination Date"), determine the Rate of Interest (subject to any Minimum or Maximum Rate of Interest specified in the applicable

Pricing Supplement) and calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Specified Denomination or, where a Calculation Amount is specified in the applicable Pricing Supplement, such Calculation Amount, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. In these Terms and Conditions, the following expressions have the following meanings:

"Floating Day Count Fraction" means:

(A) if "Actual/Actual – ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Floating Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D_2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Floating Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D_2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Floating Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30;

(G) in relation to Indexed Notes only, if "Actual/Actual – ICMA" is specified in the applicable Pricing Supplement,

- if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

- if the Calculation Period is longer than one Determination Period, the sum of:

  (x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

  (y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Interest Payment Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(b)(v)(G), the adjustment of any Interest Payment Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting an Interest Period).

(vi) Notification of Rate of Interest and Interest Amount

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, (in the case of Floating Rate Notes which are admitted to the official list of the UK Listing Authority (the "Official List") and admitted to trading on the London Stock Exchange's Regulated Market (the "Regulated Market")), the UK Listing Authority and, if applicable, to any other stock exchange on which the relevant Floating Rate Notes are for the time being listed, and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (or, in relation to the Noteholders, such other period as may be specified in the applicable Pricing

Supplement) thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(vii) *Certificates to be final*

All certificates, communications, determinations, calculations and decisions (the "determinations") made for the purposes of the provisions of this Condition 4(b), by the Agent, or for the purposes of Condition 4(d) by, if applicable, the Calculation Agent and/or the Determination Agent, as the case may be, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the Determination Agent (if applicable), the other Paying Agents and all Noteholders. In making such determinations, the Agent, the Calculation Agent and/or the Determination Agent, as the case may be, shall not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and accordingly, no liability to the Noteholders shall attach to, respectively, as the case may be, any one of the Agent, the Calculation Agent (if applicable), or the Determination Agent (if applicable), in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to Condition 4(b) or 4(d), as the case may be.

(viii) *Reference Banks*

In these Terms and Conditions, "Reference Banks" means:

(A) if "Agent's Selection" is specified in the applicable Pricing Supplement, in the case of a determination of LIBOR, the principal London office of five major international banks active in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of five major international banks active in the Euro-zone inter-bank market, in each case selected by the Agent; or

(B) the banks specified or the banks to be selected by such method as may be specified in the applicable Pricing Supplement; or

(C) if none of the above are specified in the applicable Pricing Supplement, those banks whose names appear on the Relevant Screen Page as at 11:00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the relevant Interest Determination Date or, if such page contains a single rate (without details of the relevant reference banks) which is itself the single arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, such other page(s) on which the banks used to determine such average appear, provided that:

(1) if the Relevant Screen Page is then not available or fewer than three such names then appear, the Reference Banks shall be the banks whose names last appeared on such page(s) when no fewer than three such names appeared; and

(2) if the Relevant Screen Page is not then available but such page(s) when last available displayed only one London inter-bank offered rate (in the case of

LIBOR), or one Euro-zone inter-bank offered rate (in the case of EURIBOR), which was itself the arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, the Reference Banks shall be the banks which were used to determine such arithmetic mean.

In the case of a determination of LIBOR, references to Reference Banks are to their principal London offices and in the case of a determination of EURIBOR, references to Reference Banks are to their principal Euro-zone offices.

If the Reference Rate from time to time in respect of Floating Rate Notes of a Series is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Series will be determined as provided in the applicable Pricing Supplement.

(c) ***Zero Coupon Notes***

Where a Zero Coupon Note becomes due and repayable prior to the Maturity Date and is not paid when due, the amount due and repayable shall be the amount determined in accordance with Condition 5(d) as its Amortised Face Amount. As from the Maturity Date, any overdue principal of such Note shall bear interest at a rate per annum equal to the Accrual Yield specified in the applicable Pricing Supplement. Such interest shall continue to accrue (both before and after any judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums due in respect thereof up to that date. Such interest will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each.

(d) ***Interest on Indexed Notes***

In the case of Indexed Notes where the Rate of Interest and/or the Interest Amount, as the case may be, (whether on any Interest Payment Date, Fixed Interest Date, early redemption, maturity or otherwise) falls to be determined by reference to an index and/or a formula, the Rate of Interest and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified in the applicable Pricing Supplement (the "Index" and/or the "Formula", respectively). The provisions set out in Condition 4(b)(i) will apply to Indexed Notes, and, if a Floating Day Count Fraction is specified in the applicable Pricing Supplement, the relevant provisions in relation thereto set out in Condition 4(b)(v) will also apply.

(e) ***Interest on Partly Paid Notes***

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes) interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) ***Interest Payments***

Interest will be paid subject to and in accordance with the provisions of Condition 6. Interest will cease to accrue on each Note (or, in the case of the redemption of part only of a Note, that

part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment or, as the case may be, delivery of principal is improperly withheld or refused, in which event interest will continue to accrue (both before and after any judgment) until whichever is the earlier of (i) the day on which all sums or, as the case may be, all assets deliverable due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums or, as the case may be, all assets deliverable due in respect thereof up to that date.

(g) ***Interest on Dual Currency Notes***

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

5 Redemption and Purchase

(a) ***At Maturity***

Unless previously redeemed or purchased and cancelled as provided below, the Notes will be redeemed by the Issuer by payment, subject to Condition 6(e), or, as the case may be, delivery of the Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the Specified Currency (if applicable) on the Maturity Date specified in the applicable Pricing Supplement. If the Maturity Date specified in the applicable Pricing Supplement falls on a date which was initially a Fixed Interest Date or Interest Payment Date prior to adjustment in accordance with Condition 4(a)(iii) or 4(b)(i), the Maturity Date will be adjusted in accordance with the business day convention applicable to such adjusted Fixed Interest Date or Interest Payment Date, as the case may be.

In the case of Zero Coupon Notes, if the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the Final Redemption Amount will be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the Final Redemption Amount shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day.

In this Condition 5(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated

Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and, if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) Redemption at the option of the Issuer

If the applicable Pricing Supplement specifies that the Notes of a Series are redeemable at the option of the Issuer, they may be so redeemed, on giving not less than 30 nor more than 45 days' notice (or such other period as may be specified in the applicable Pricing Supplement) to the holders of Notes (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 13, on the date or dates and at the relevant price(s) specified in the applicable Pricing Supplement. In the case of a partial redemption of such Notes, Notes to be redeemed (the "Redeemed Notes") will be selected individually by lot in such place as the Agent may approve and in such manner as the Agent shall deem to be appropriate and fair, and in the case of Redeemed Notes represented by definitive Notes, to be done in accordance with the rules of Euroclear and Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), and in the case of Redeemed Notes represented by a Global Note, not more than 60 days prior to the date fixed for redemption and a list of such Notes called for redemption will be published in accordance with Condition 13 not less than 30 nor more than 45 days prior to such date.

(c) Redemption at the option of the Noteholders

If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving to the Issuer in accordance with Condition 13 not less than 65 nor more than 80 days' notice (which notice shall be irrevocable) and the Issuer will, upon the expiry of such notice redeem such Note on a date or dates and at the relevant price(s) as specified in the applicable Pricing Supplement.

(d) Early Redemption Amounts

For the purposes of paragraph (b) or (c) above and Condition 9, the Notes will be redeemed at an amount (the "Early Redemption Amount") calculated as follows, together, if appropriate, with interest accrued to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable (the "Early Redemption Date"):

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes) with a Final Redemption Amount which is or may be lesser or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Pricing Supplement or, if no such amount or manner is set out in the Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:

(A) the Reference Price specified in the applicable Pricing Supplement; and

(B) the product of the Accrual Yield specified in the applicable Pricing Supplement (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable.

Where such calculation is to be made for a period of less than a full year or for a period which is not a whole number of years, (1) in the case of Fixed Rate Notes it shall be made on the basis of the Fixed Day Count Fraction specified in the applicable Pricing Supplement; (2) in the case of Floating Rate Notes it shall be made on the basis of the Floating Day Count Fraction specified in the applicable Pricing Supplement; (3) in the case of Zero Coupon Notes it shall be made on the basis of a 360 day year consisting of 12 months of 30 days each (unless otherwise specified in the applicable Pricing Supplement); and (4) in the case of any other Notes other than Fixed Rate Notes, Floating Rate Notes or Zero Coupon Notes, it shall be made on the basis of the relevant day count fraction as may be specified in the applicable Pricing Supplement.

(e) ***Purchase***

The Issuer may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Issuer may be held or resold or, at the discretion of the Issuer, surrendered to the Agent for cancellation (together with (in the case of definitive Bearer Notes of this Series) any unmatured Coupons or Receipts attached thereto or purchased therewith). If purchases are made by tender, tenders must be made available to all holders of Notes of this Series alike.

(f) ***Cancellation***

All Notes redeemed shall be, and all Notes purchased or otherwise acquired as aforesaid may, at the option of the Issuer, be cancelled (together, in the case of definitive Bearer Notes, with all unmatured Coupons and Receipts presented therewith) and thereafter may not be re-issued or re-sold.

(g) ***Instalments***

Each Note in definitive form which is redeemable in instalments will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. All instalments (other than the final instalment) will be redeemed against surrender of, in the case of a definitive Bearer Note, the relevant Receipt (which must be presented with the Note to which it appertains) and, in the case of a definitive Registered Note, the relevant Note and issue of a new Note in the nominal amount remaining outstanding, all as more fully described in Condition 6.

(h) ***Late payment on Zero Coupon Notes***

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (b) or (c) above or upon its becoming due and repayable

as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (d)(iii) above as though the references therein to the date fixed for redemption or the date upon which the Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

(i) ***Partly Paid Notes***

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise in accordance with the provisions of this Condition 5 as amended or varied by the information specified in the applicable Pricing Supplement.

6 Payments, Delivery, Coupons and Exchange of Talons

(a) ***Method of Payment***

Payments in respect of definitive Notes (other than Dual Currency Notes) denominated in a Specified Currency (other than euro) or, in the case of Dual Currency Notes, payable in a Specified Currency (other than euro) will (subject as provided below) be made by a cheque in the Specified Currency drawn on, or, at the option of the holder and upon 15 days' prior notice to the Agent, by transfer to an account (in the case of payment in Japanese yen to a non-resident of Japan, to a non-resident account) in the Specified Currency maintained by the payee with, a bank (in the case aforesaid, an authorised foreign exchange bank) in the principal financial centre of the country of the Specified Currency. Payments in euro will be made by credit or transfer to a euro account (or to any other account to which euro may be credited or transferred) specified by the payee with a bank in a city in which banks have access to the TARGET System.

(b) ***Presentation of definitive Notes, Receipts and Coupons***

Payments of principal in respect of definitive Registered Notes will be made to the registered holder (or to the first named of joint holders) against presentation and surrender of the Note at the specified office of any Paying Agent. Payments of interest on each definitive Registered Note will be made to the holder (or to the first named of joint holders) of the Registered Note appearing on the register at the close of business on the fifteenth day before the relevant due date (the "Record Date") at his address shown on the Register on the Record Date.

Payments of principal in respect of instalments will be made to the registered holder (or to the first named of joint holders) against surrender of the relevant definitive Registered Note and (other than in the case of the final instalment) the issue of a new Registered Note in the nominal amount remaining outstanding.

Payments of principal and interest (if any) in respect of the definitive Bearer Notes will (subject as provided below) be made against presentation or surrender of such Bearer Notes or Coupons, as the case may be, at any specified office of any Paying Agent located outside the United States (which expression, as used herein, means the United States of America (including

the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of principal in respect of instalments (if any), other than the last instalment, will (subject as provided below) be made against surrender of the relevant Receipt. Payment of the last instalment will be made against surrender of the relevant Bearer Note. Each Receipt must be presented for payment of such instalment together with the relevant definitive Bearer Note against which the amount will be payable in respect of that instalment. If any definitive Bearer Notes are redeemed or become repayable prior to the Maturity Date in respect thereof, principal will be payable on surrender of each such Note together with all unmatured Receipts appertaining thereto. Unmatured Receipts and Receipts presented without the definitive Bearer Notes to which they appertain do not constitute obligations of the Issuer. All payments of interest and principal with respect to Bearer Notes will be made to accounts located outside the United States except as otherwise provided in the third succeeding paragraph.

(c) ***Payments in respect of Global Notes***

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent.

All payments in respect of Notes represented by a Registered Global Note will be made to, or to the order of, the person whose name is entered on the Register at the close of business on the Clearing System Business Day immediately prior to the date for payment, where "Clearing System Business Day" means Monday to Friday inclusive except 25 December and 1 January.

The Paying Agent to which a Registered Global Note or a Global Note that is not in new global note ("NGN") form is presented shall make a record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, on such Global Note and such record shall be prima facie evidence that the payment in question has been made. The Issuer shall, in the case of a Global Note that is in NGN form, procure that details of each payment, distinguishing between any payment of principal and any payment of interest, on such Global Note be entered *pro rata* in the records of the relevant clearing system and each payment so made will discharge the Issuer's obligations in respect thereof and any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

The holder of the relevant Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of The Depository Trust Company or of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of Notes must look solely to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note. No person other than the holder of the relevant Global Note shall have any claim against the Issuer in respect of any payments due on that Global Note.

(d) ***General provisions applicable to payments***

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in United States dollars will be made at the specified office of any Paying Agent in the United

States (a) if (1) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount due on the Bearer Notes in the manner provided above when due, (2) payment of the full amount due at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (3) such payment is then permitted under United States law, and (b) at the option of the relevant holder if such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents and/or to approve any change in the specified office of any Paying Agent, provided that it will, so long as any of the Notes is outstanding, maintain (i) an Agent, (ii) a Paying Agent (which may be the Agent) having a specified office in a leading financial centre in continental Europe, (iii) so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a Paying Agent (which may be the Agent) having a specified office in Singapore and (iv) such other agents as may be required by any other stock exchange on which the Notes may be listed. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13 below and provided further that neither the resignation nor removal of the Agent shall take effect, except in the case of insolvency as aforesaid, until a new Agent has been appointed. In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in (d)(2) of this Condition 6.

Payments in respect of the Notes will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(e) ***Payment Day***

If the due date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment at the place of presentation of the amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this paragraph (e) "Payment Day" means:

(i) in the case of definitive Notes and Receipts and Coupons relating thereto, any day on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation;

(ii) any day on which commercial banks and foreign exchange markets are open for business in any additional business centre specified in the applicable Pricing Supplement;

(iii) in the case of any payment in respect of a registered global Note denominated in a Specified Currency other than United States dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such registered global Note) has elected to receive any part of such payment in United States dollars, a day on which commercial banks and foreign exchange markets settle payments in New York City; and

(iv) (A) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, a day on which foreign exchange transactions may be carried on in the Specified Currency in the principal financial centre of the country of such Specified Currency; or

(B) (in the case of settlement of payments in euro) a TARGET Business Day.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such Note from (and including) the last preceding due date for the payment of interest (or from the Interest Commencement Date) will be paid against surrender of such Note.

(f) ***Coupons and Exchange of Talons***

Fixed Rate Bearer Notes in definitive form should be presented for payment with all unmatured Coupons appertaining thereto (which expression shall include Coupons to be issued on exchange of Talons which will have matured on or before the relevant redemption date), failing which the full amount of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the full amount of such missing unmatured Coupon which the sum so paid bears to the total amount due) will be deducted from the sum due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon within a period of 10 years from the Relevant Date (as defined below) for the payment of such sum due for payment, whether or not such Coupon has become void pursuant to Condition 10 or, if later, five years from the due date for payment of such Coupon. Upon any Fixed Rate Bearer Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Indexed Note in definitive bearer form, all unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to, and including, the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the interest payment date on which the final Coupon comprised in the relative Coupon sheet matures.

(g) ***Method of Delivery for Notes to be Physically Settled***

Any Notes which provide for settlement by delivery of underlying assets will be settled in accordance with the provisions for such physical delivery set out in the applicable Pricing Supplement.

References to payment of principal in this Condition 6 will, where the context so permits, be deemed to include delivery of underlying assets in settlement of Notes which provide for physical settlement.

7 Taxation

All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.

8 Euro

Euro means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended from time to time.

9 Events of Default

(a) If any one or more of the following events ("Events of Default") shall have occurred and be continuing:

(i) the Issuer defaults for a period of 90 days in the payment of the principal of, or interest on, the Notes;

(ii) the Issuer defaults in the performance of any other covenant or agreement contained in the Notes and any such default shall continue for a period of 90 days after written notice thereof shall have been given to the Issuer at the office of the Agent by any Noteholder; or

(iii) the Issuer defaults in the payment of the principal of, or interest on, any bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days,

the holder for the time being of any Note may give notice to the Issuer either directly or at the office of the Agent that such Note is redeemable upon the 30th day after such notice is received by the Issuer, whereupon such Note shall become so redeemable in accordance with paragraph (b) below, unless prior to such time all events of default provided for herein in respect of the Notes shall have been cured.

(b) If the Notes become so due and redeemable pursuant to this Condition 9, they shall be redeemable in accordance with the provisions of Condition 5(d).

10 Prescription

Claims for payment or delivery, as the case may be, of principal in respect of the Notes shall be prescribed upon the expiry of 10 years, and claims for payment or delivery, as the case may be, of interest (if any) in respect of the Notes shall be prescribed upon the expiry of 5 years, in each case from the Relevant Date (as defined below) thereof, subject to the provisions of Condition 6. There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment or delivery, as the case may be, in respect of which would be void pursuant to this Condition 10 or Condition 6 above.

For the purposes of these Conditions, "Relevant Date" means the date on which the payment or delivery, as the case may be, in respect of the Notes, Receipts or Coupons first becomes due and payable or deliverable, as the case may be, but, if the full amount of the moneys payable or the assets deliverable, as the case may be, on such date has not been received by the Agent on or prior to such date, the "Relevant Date" means the date on which, such moneys (or as the case may be, the

deliverable assets) having been received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

11 Replacement of Notes, Coupons and Receipts

If any Note (including any Global Note), Receipt or Coupon is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of the Agent upon payment by the claimant of the costs incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Notes, Receipts or Coupons must be surrendered before replacements will be issued.

12 Meetings of Noteholders and Modification

The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters affecting their interests, including modifications by Extraordinary Resolution of the terms and conditions of the Notes. The quorum for any meeting convened to consider a resolution proposed as an Extraordinary Resolution shall be one or more persons holding or representing a majority in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that at any meeting, the business of which includes, *inter alia*, (i) modification of the Maturity Date of the Notes or reduction or cancellation of the nominal amount payable or the assets deliverable upon maturity; (ii) reduction of the amount payable or modification of the payment date in respect of any interest in respect of the Notes or variation of the method of calculating the rate of interest in respect of the Notes; (iii) reduction of any Minimum Rate of Interest and/or Maximum Rate of Interest; (iv) modification of the currency in which payments under the Notes and/or the Coupons appertaining thereto are to be made; (v) modification of the majority required to pass an Extraordinary Resolution; or (vi) modification of the provisions of the Agency Agreement concerning this exception, the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a majority, of the nominal amount of the Notes for the time being outstanding. A resolution in writing signed by or on behalf of persons holding directly, or, in relation to Notes held in global form, by (i) in the case of a Global Note that is in NGN form, by or on behalf of the common safekeeper for Euroclear and Clearstream, Luxembourg; or (ii) in any other case, the relevant common depositary or nominee of the applicable clearing system (in accordance with the rules and procedures of that applicable clearing system), holding, not less than 90 per cent. in principal amount of the Notes for the time being outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions contained in the Agency Agreement. Any such Resolution will be binding on all Noteholders (whether or not they are present at any meeting) and on all Receiptholders and Couponholders relating to the relevant Notes.

The Agent may agree, without the consent of the Noteholder, Receiptholder or Couponholder, to any modification to any of the provisions of the Agency Agreement or the Notes which is of a formal, minor or technical nature or is made to correct a manifest error. Any such modification shall be binding on all the Noteholders, Receiptholders or Couponholders and, if the Agent so requires, shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

13 Notices

(a) All notices to the holders of Registered Notes will be valid if mailed to their registered addresses.

(b) All notices regarding Bearer Notes will be valid if published (i) in one leading London daily newspaper (which is expected to be the *Financial Times*) and (ii) (in respect of any Notes listed on the Singapore Exchange Securities Trading Limited (so long as that Exchange so requires)), in an English language daily newspaper of general circulation in Singapore (which is expected to be *The Business Times*). Any notice published as aforesaid shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the holders of the Notes of this Series in accordance with this Condition.

(c) Until such time as any definitive Notes are issued, there may, so long as all the Global Note(s) for this Series is or are held in its or their entirety on behalf of The Depository Trust Company or Euroclear and Clearstream, Luxembourg (as the case may be), be substituted, in relation only to such Series, for such publication as aforesaid, the delivery of the relevant notice to The Depository Trust Company or to Euroclear and Clearstream, Luxembourg (as the case may be) for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified in the applicable Pricing Supplement) on which the said notice was given to The Depository Trust Company or to Euroclear and Clearstream, Luxembourg (as the case may be).

(d) Except as specified in Condition 9, notices to be given by any holder of any Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any Notes are represented by a Global Note, such notice may be given by a holder of any of the Notes so represented to the Agent via The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg may approve for this purpose.

14 Agents

In acting under the Agency Agreement, the Agent, the Registrar and the Paying Agents will act solely as agents of the Issuer and do not assume any obligations or relationships of agency or trust to or with the Noteholders, Receiptholders or Couponholders, except (without affecting the obligations of the Issuer to the Noteholders, Receiptholders and Couponholders, to redeem Notes and pay interest thereon) funds received by the Agent for the payment of the principal of or interest on the Notes shall be held by it in trust for the Noteholders and/or Receiptholders or Couponholders until the expiration of the relevant period of prescription under Condition 10. The Issuer will agree to perform and observe the obligations imposed upon it under the Agency Agreement. The Agency Agreement contains provisions for the indemnification of the Paying Agents and for relief from responsibility in certain circumstances, and entitles any of them to enter into business transactions with the Issuer and any of its subsidiaries without being liable to account to the Noteholders, Receiptholders or the Couponholders for any resulting profit. Any reference herein to the Agent or the Agents or to a calculation agent or determination agent shall include any successor thereto.

15 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue. References in these

Conditions to the Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

16 Governing Law

The Notes, the Receipts, the Coupons and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, the laws of England. The Issuer irrevocably agrees for the benefit of each of the Noteholders, the Receiptholders and the Couponholders that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, Receipts or Coupons.

17 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

USE OF PROCEEDS

The net proceeds to be received by the Issuer from the issue of Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations. If the case is otherwise and there is a particular identified use of proceeds in respect of any issue of Notes, then such use of proceeds will be stated in the applicable Pricing Supplement.

ISSUE PROCEDURES

Unless otherwise specified in the applicable Pricing Supplement, each issue of Registered Notes will initially be represented by a registered Global Note which will either be (i) delivered to , and registered in the name of a nominee for, The Depository Trust Company or (ii) delivered to the Common Depositary and registered in the name of Citivic Nominees Limited as nominee for the Common Depositary, as specified in the applicable Pricing Supplement. Each issue of Bearer Notes will initially be represented by a temporary Global Note. If an issue of Bearer Notes is stated in the applicable Pricing Supplement as being issued in NGN form, then the applicable temporary Global Note will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg on or prior to the original issue date for that issue of Bearer Notes. If an issue of Bearer Notes is issued in CGN form, the applicable temporary Global Note will be deposited with the Common Depositary on the issue date for that issue of Bearer Notes. A temporary Global Note will be exchanged for a permanent Global Note or Notes in definitive form (as specified in the applicable Pricing Supplement) not earlier than 40 days after the relevant issue date upon certification of non-U.S. beneficial ownership. A registered Global Note will be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances:

(i) upon the occurrence of an Event of Default;

(ii) if Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available; or

(iii) if the Depository Trust Company notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the registered Global Note for definitive Registered Notes.

If an issue of Bearer Notes is stated in the applicable Pricing Supplement as being issued in NGN form, then it may be intended to be eligible collateral for Eurosystem monetary policy. The delivery of the temporary Global Note to the Common Safekeeper does not necessarily mean that the applicable issue of Bearer Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life.

If an interest payment date for any Bearer Notes occurs while such Notes are represented by a temporary Global Note, the related interest payment will be made (against presentation of the temporary Global Note if the temporary Global Note is not intended to be issued in NGN form) only to the extent that certification of non-U.S. beneficial ownership (in the form set out in the temporary Global Note) has been received by Euroclear and/or Clearstream, Luxembourg and a like certification (based on the certifications it has received) has been given by Euroclear and/or Clearstream, Luxembourg to the Issuer or the Agent. On or after the date (the "Exchange Date") which is 40 days after the date on which the temporary Global Note is issued, provided that certification of non-U.S. beneficial ownership has been received, interests in the temporary Global Note will be exchangeable either for interests in a permanent Global Note or for definitive Bearer Notes (as indicated in the applicable Pricing Supplement). No payments of interest will be made on a temporary Global Note after the Exchange Date. Payments of principal or interest (if any) on a permanent Global Note will be made through Euroclear and Clearstream, Luxembourg (against presentation or surrender, as the case may be, of the permanent Global Note if the permanent Global Note is not intended to be issued in NGN form) without any requirement for further certification. A permanent Global Note will be exchangeable in whole, but not in part, for security-printed definitive Bearer Notes with, where applicable, Receipts, Coupons and/or Talons attached in the following circumstances:

(1) an Event of Default has occurred and is continuing; or

(2) the Issuer has been notified that either Euroclear or Clearstream, Luxembourg (or any other relevant clearing system) has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available.

If the temporary and permanent Global Note are in NGN form, then the Issuer shall procure that details of each payment of principal, interest (if any) or other amounts be entered *pro rata* in the records of the relevant clearing system and the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the temporary and permanent Global Note will be reduced accordingly. Each payment so made will discharge the Issuer's obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge. The Issuer shall also procure that any exchange, payment, cancellation, exercise of any option or right under the Notes, as the case may be, shall be entered in the records of the relevant clearing systems and upon such entry being made, the nominal amount of the Notes represented by such temporary and permanent Global Note shall be adjusted accordingly.

Temporary and permanent Global Notes and definitive Notes will be issued by the Agent acting on behalf of the Issuer. At the date hereof, neither Euroclear nor Clearstream, Luxembourg regard Bearer Notes in global form as fungible with Bearer Notes in definitive form.

For a description of clearance and settlement of Global Notes, see "Clearance and Settlement of Global Notes in Book Entry Form" below.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes, Coupons, Receipts and Talons: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code".

Any Notes may be accelerated by the holder thereof in certain circumstances described in the Terms and Conditions of the Notes. In the case of an event of default, where such Notes are still represented by a Global Note and a holder with an interest in such Global Note credited to his securities account with The Depository Trust Company, Euroclear or Clearstream, Luxembourg gives notice that it wishes to accelerate such Notes, unless within a period of 15 days from the giving of such notice payment has been made in full in accordance with the terms of the Global Note, the Global Note will become void. At the same time, holders of interests in such Global Note with The Depository Trust Company, Euroclear or Clearstream, Luxembourg credited to their accounts will become entitled to proceed directly against the Issuer on the basis of statements of account provided by The Depository Trust Company, Euroclear and Clearstream, Luxembourg, under the terms of an amended and restated deed of covenant (the "Deed of Covenant") dated 11 August 2011 executed by the Issuer. The Pricing Supplement for each issue of Notes will contain information in respect of the Notes and will be substantially in the form set out below:

> If the Terms and Conditions of a specific issue of Notes are such that they may be set out as final terms for the purposes of Article 5.4 of the Prospectus Directive, the relevant Pricing Supplement for such issue of Notes will constitute Final Terms for such purposes and should be read in conjunction with this Base Prospectus.
>
> If the Terms and Conditions of a specific issue of Notes are such that they are required to be set out in the form of a securities note (the "Securities Note") for the purposes of Article 5.3 of the Prospectus Directive, the relevant Pricing Supplement shall be included in such Securities Note, which Securities Note shall be read together with the summary note relating to such Notes (the "Summary Note"), if applicable, and the registration document (the "Registration Document") relating to the Programme dated 11 August 2011 of the Issuer.

The following is the form of pricing supplement:

FORM OF PRICING SUPPLEMENT

[Date]

European Bank for Reconstruction and Development
***[currency and amount] [description of Notes]* Notes due [ ]**
issued pursuant to a Global Medium Term Note Programme

[PART A – CONTRACTUAL TERMS]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 [as supplemented by the Supplementary Prospectus dated [●]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus [as so supplemented]. [The Base Prospectus [and the Supplementary Prospectus] [is] [are] available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][1]

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [●]] and incorporated by reference into the Base Prospectus dated 11 August 2011 and which are attached hereto. This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Base Prospectus dated 11 August 2011 [as so supplemented], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectuses dated 11 August 2011 [as so supplemented]. The Base Prospectuses [and the Supplementary Prospectus[es]] are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][1]

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 [as supplemented by the Supplementary Prospectus dated [●]].[2] This Pricing Supplement must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus [as so supplemented]. [The Base Prospectus [and the Supplementary Prospectus] [is] [are] available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][3]

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.]

1 To be used for Series issued in compliance with the Prospectus Directive.
2 To be included where such Supplementary Prospectus amends or modifies the Conditions set forth in the Base Prospectus.
3 To be used for unlisted Series issued pursuant to an offer exempt from the Prospectus Directive.

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [●][4]. This Pricing Supplement must be read in conjunction with the Base Prospectus dated 11 August 2011 [and the Supplementary Prospectus dated [●]] save in respect of the Conditions which are extracted from the Base Prospectus dated [original date] [as supplemented by the Supplementary Prospectus dated [●]] and are attached hereto. Full information on the Notes is only available on the basis of this Pricing Supplement and the Base Prospectuses dated [original date] and 11 August 2011 [and the Supplementary Prospectuses dated [●] and [●]]. The Base Prospectuses [and the Supplementary Prospectus[es]] are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.][5]

[Include each item but specify items as "not applicable" where appropriate]

[When completing this pricing supplement, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]

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4 To be included where such Supplementary Prospectus amends or modifies the Conditions set forth in the Base Prospectus.

5 To be used for unlisted Series issued pursuant to an offer which is exempt from the Prospectus Directive.

SUMMARY OF THE NOTES

1	Specified Currency:	[●]
2	Nominal Amount:	[●]
3	Type of Note:	(Specify from the following: Fixed Rate/Floating Rate/Zero Coupon/Indexed/Other In the case of "Other" specify features including, if relevant, Dual Currency/Partly Paid/Instalment/ Physically Settled)
4	Issue Date:	[●]
5	Issue Price:	[●] per cent. [(*insert in the case of fungible issues only, if applicable*) plus [*insert number of days*] days accrued interest on the Nominal Amount from and including [*insert date*] to but excluding the Issue Date]
6	Maturity Date:	[●]
7	Fungible with existing Notes:	[No/Yes] [*If Yes, insert details of*: existing Notes, outstanding aggregate amount of Notes, existing Global Notes, ISIN and common code, if any, allocated to the current issue and the date on which the current issue becomes fully fungible]

FORM OF THE NOTES

8	Form of Note:	[Bearer] [Registered]
9	New Global Note:*	[Yes] [No]
10	[(a)] Specified Denomination(s):	[●] [[●] and integral multiples of [●] in excess thereof up to and including [●]. No Notes in definitive form will be issued with a denomination above [●]].
	[(b) Calculation Amount:	[●]]
11	Exchange of Bearer Notes:	[Temporary Global Note exchangeable for permanent Global Note on certification as to non-US beneficial ownership on or after 40 days after the Issue Date and thereafter permanent Global Note exchangeable only upon an Exchange Event]

* Note that this Programme contemplates that Bearer Notes may be issued in NGN form even if they are not intended to be recognised as eligible collateral for Eurosystem marketing policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Before selecting the designation "Yes" consider whether the Issuer does in fact want to issue in NGN form even though the designation "No" may be selected for paragraph 38.

			[Temporary Global Note exchangeable for definitive Bearer Notes on or after 40 days after the Issue Date on certification as to non-US beneficial ownership] *[If the Specified Denominations of the Notes in paragraph 10 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000]" the Temporary Global Note must not be expressed to be exchangeable for definitive Bearer Notes and the following sentence should be inserted in this paragraph 11: "No exchange for definitive Notes will be possible in respect of a holding of Notes in an aggregate amount which is less than the Specified Denomination".]*
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	[No/Yes]
	(b)	Date(s) on which the Talons mature:	[Insert details]
13	(a)	Depositary for and registered holder of Registered Global Note:	[Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC][Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary] [*Other*]
	(b)	Exchange of Registered Global Note:	[Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page [●] of the Base Prospectus]

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	[No/Yes] [If Yes, insert details]

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	[●]

Fixed Rate Notes:

16	(a)	Fixed Rate(s) of Interest:	[●] per cent. per annum payable [annually/semi-annually/quarterly]
	(b)	Fixed Interest Date(s):	[●]
	(c)	Initial Broken Amount per [Specified Denomination/Calculation Amount]:	[specify amounts]

* The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

** The Business Day Convention as stated in paragraph 16(f) above will always apply to the payment of interest but in very few Note issues will it be applicable to the calculation of interest. Specify "No" unless otherwise instructed.

		[If using Actual/Actual – ICMA as the day count fraction, insert the fixed amount payable for at least the first short coupon (and any subsequent short coupon), otherwise the definition for Actual/Actual – ICMA in Condition 4(a)(ii) will require amendment and, further, consider whether to insert figures for all fixed amount calculations to ensure that they match the same calculations in the underlying swap transaction]*
(d)	Final Broken Amount per [Specified Denomination/Calculation Amount]:	[specify amounts]
(e)	Fixed Day Count Fraction:	[specify whether: Actual/Actual – ISDA; or Actual/365 (Fixed); or Actual/360; or 30/360; or 30E/360 (Eurobond or ISDA basis); or Actual/Actual – ICMA; or other agreed basis]
(f)	Business Day Convention:	[specify *one* of: Following Business Day/Modified Following Business Day/Preceding Business Day/other convention (insert details)]
(g)	Business Day definition if different from that in Condition 4(a)(iii):	[Condition 4(a)(iii) applies] *[Insert, if applicable, additional business centres, for example, London] [other (insert details)]*
(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	[*as required by Condition 4(a)(iii)* [Yes/No]]**

Zero Coupon Notes:

17	(a)	Accrual Yield:	[insert details]
	(b)	Reference Price:	[insert details]
	(c)	Other formula or basis for determining Amortised Face Amount:	[insert details]
	(d)	Business Day Convention:	[Following Business Day][Modified Following Business Day][Preceding Business Day]
	(e)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5(d)(iii) and 5(h) apply] [*specify other*]

Floating Rate Notes and Indexed Notes:

18	(a)	Manner in which Rate of Interest is to be determined:	[*If Floating Rate Notes, specify one of*: ISDA Determination/Screen Rate Determination/Other – *if Other is specified, insert* "as set out in paragraph 22 below"]

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* The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

		[If Indexed Notes, insert, "See [Annex]/[paragraph 23 below]" and insert relevant details of Index/Formula and calculation of Interest Amount in Annex or paragraph 23 below, as applicable, and, when drafting, refer to paragraph 23(e) below, in so far as it relates to Indexed Notes, for the type of details required to be inserted]
	(b) Margin(s):	[plus] [minus] [●] per cent. per annum
	(c) Minimum Rate of Interest (if any):	[●]
	(d) Maximum Rate of Interest (if any):	[●]
	(e) Floating Day Count Fraction:	[specify whether: Actual/Actual – ISDA; or Actual/365 (Fixed); or 30/360; or Actual/360; or 360E/360; or Actual/Actual – ICMA (in the case of Indexed Notes only); or other agreed basis] *[If Indexed Notes and using Actual/Actual – ICMA as the day count fraction and in the case of any short coupons, insert in the appropriate place (e.g. in paragraph 23(e) below) the amount payable for at least the first short coupon (and any subsequent short coupon), otherwise the definition for Actual/Actual – ICMA in Condition 4(b)(v) will require amendment and, further, consider whether to insert figures for all other amounts to ensure that they match the same amounts in the underlying swap transaction*]*
19	If ISDA Determination:	
	(a) Floating Rate Option:	[●]
	(b) Designated Maturity:	[●]
	(c) Reset Date:	[●]
	(d) ISDA Definitions:	[2000/2006] *[If ISDA 2000 is specified, insert full text of the relevant Day Count Fraction from the ISDA 2000 Definitions]*
20	If Screen Rate Determination:	
	(a) Reference Rate:	[specify *one* of: LIBOR or EURIBOR or *other, although additional information is required if other, including fall back provisions*]
	(b) Relevant Screen Page:	[●]
	(c) Interest Determination Date:	[●]
21	If Indexed:	*[Insert*, "See [Annex]/[paragraph 23 below]" *and insert relevant details in Annex or paragraph 23*

* The underlying swap is one that the Issuer may routinely enter into in connection with the issue of Notes.

** The Business Day Convention as stated in paragraph 23(b) above will always apply to the payment of interest but in very few Note issues will it be applicable to the calculation of interest. Specify "No" unless otherwise instructed.

		below, as applicable, and, when drafting, refer to paragraph 23(e) below, in so far as it relates to Indexed Notes, for the type of details required to be inserted – N.B. check with relevant Conditions to ensure that sufficient levels of fall back provisions are inserted in the Annex/paragraph 23 below, including worst case scenario.]
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	[Insert details of basis of determination]
23	General Provisions for Floating Rate Notes and Indexed Notes:	
	(a) Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	[specify period or periods (in the case of Floating Rate Notes) or, if applicable, date or date(s)]
	(b) Business Day Convention:	[specify one of: Floating Rate/Following Business Day/Modified Following Business Day/Preceding Business Day/*other convention (insert details) – N.B. Floating Rate Convention may not precisely mirror the FRN Convention/Eurodollar Convention in Section 4.11 of the 2006 ISDA Definitions, so, if used, check that it matches the corresponding definition used for any underlying swap transaction*]*
	(c) Business Day definition if different from that in Condition 4(b)(i):	[Condition 4(b)(i) applies] [*Insert, if applicable, additional business centres, for example, London)*] [*Other (insert details)*]
	(d) Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	[*as required by Condition 4(b)(i)* [Yes/No]]**
	(e) Terms relating to calculation of Interest Amount:	[*If Floating Rate Notes, either insert*, "Condition 4(b)(v) applies" *or, if Condition 4(b)(v) does not apply*, specify other relevant details e.g. day count fraction and/or rounding up, names of Reference Banks/Agent's Selection/other method for selection of Reference Banks/leave blank if Reference Banks will be those banks whose names appear on the Relevant Screen Page at 11:00 a.m.] [*If Indexed Notes, either:* (i) insert full details of Index/Formula and, in accordance with Condition 4(b)(ii) and 4(d), set out how Interest Amount is to be calculated with respect thereto (including rounding conventions) and identify which party is responsible for notifying others (and the timing requirements of such notifications) of the calculation of the Interest Amount and of any other determinations (e.g. an FX

rate component of a Formula); *or* (ii) if using an Annex for this purpose insert, "See Annex" and insert such details in the Annex].

[If Indexed Notes, where the Rate of Interest or Interest Amount is to be determined by reference to an Index to be derived from a screen page, the remaining paragraphs hereunder are relevant for the purposes of determining the relevant Index (with information in brackets being by way of example only and assuming that the Index is called "FXn" as derived from JPY/USD exchange rate appearing on a screen page – if otherwise, information should be modified accordingly):

"Where [FXn] means (i) the [arithmetic mean of the bid rate and offer rate] of the [JPY/USD] exchange rate (expressed in an amount of [JPY] per unit of [USD]) appearing on the [insert source and relevant screen page] (or such other page as may replace that page on such service or any successor for that service) (the "[insert abbreviation]") which is typically quoted in the row marked "[17:00]" as of [5:00 p.m.] [Tokyo] time on the day that is [10] Business Days prior to each Interest Payment Date (the "[Reference Date/FX Determination Date]") as determined by the [Calculation Agent/Determination Agent]; (ii) if no such rates appear on the [insert abbreviation for source of screen rate] on the [Reference Date/FX Determination Date], then the [arithmetic mean of the bid rate and offer rate] for the [JPY/USD] exchange rate (expressed as an amount of [JPY] per unit of [USD]) as announced by the [Bank of Japan] as appears on the [insert source and relevant screen page] (or such other page as may replace such page on such service) ("[insert abbreviation]") which are typically quoted in the column "JPY/USD" in the row marked "[17:00]" as of [5:00 p.m.] [Tokyo] time on the [Reference Date/FX Determination Date] as determined by the [Calculation Agent/Determination Agent] and (iii) if no such rates appear on [insert abbreviation for 2nd source of screen rate] on the [Reference Date/FX Determination Date], the [Calculation Agent/Determination Agent] will determine [FXn] as follows:

The [Calculation Agent/Determination Agent] will request 5 leading reference banks (selected by the [Calculation Agent/Determination Agent] [and agreed to by the Issuer/at its discretion]) in the [Tokyo] interbank market for their [mid] market quotations of

the [JPY/USD] spot exchange rate at approximately [5:00] p.m. [Tokyo] time on the [Reference Date/FX Determination Date]. The highest and lowest of such quotations will be disregarded and the arithmetic mean of the remaining quotations shall be [FXn].

If only four quotations are so provided then [FXn] shall be the arithmetic mean of such quotations without regard to the highest and lowest quotations. If fewer than four quotations but at least two quotations are available [FXn] shall be the arithmetic mean of the quotations actually obtained by the [Calculation Agent/Determination Agent].

If only one quotation is available the [Calculation Agent/Determination Agent] will determine that such quotation shall be [FXn] and if no such quotation is available or if the [Calculation Agent/Determination Agent] determines in its sole discretion that no suitable reference bank who is prepared to quote is available, the [Calculation Agent/Determination Agent] will determine [FXn] in its sole discretion acting in good faith and in an impartial and commercially reasonable manner in accordance with its normal procedures for determining such exchange rate (or a comparable exchange rate) at such time.

The [Calculation Agent/Determination Agent] shall notify the [Agent/Calculation Agent] of its determination of [FXn] as soon as practicable after such determination (but in no event later than [8] Business Days prior to the relevant Interest Payment Date), whereupon the [Agent/Calculation Agent] shall promptly calculate the Interest Amount payable per Specified Denomination on the relevant Interest Payment Date and as soon as practicable thereafter (but in no event later than [●] Business Days prior to the relevant Interest Payment Date), notify the Issuer and the Noteholders thereof."]

(f) Party responsible for calculation of the Interest Amount: [*If Floating Rate Notes, then insert*, "Agent"][*If Indexed Notes and the Agent is responsible for calculating interest, then insert*, "Citibank, N.A. (the

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* For any Indexed Notes where the Agent is the Calculation Agent and/or the Determination Agent, amend the standard form of Instruction Letter to the Agent to include additional wording as follows: "We hereby confirm our telephone instructions to you as [Agent/Registrar] and [Calculation Agent] [and] [Determination Agent] to undertake the duties set out in: 1. Part [ ] of Annex A of the Procedures Memorandum....; and 2. the Pricing Supplement relating to the Notes in accordance with Clause 8.4 of the Agent Agreement".

** In the case of a "swap counterparty", this will be the entity with whom the Issuer enters into transaction in connection with the issue of Notes.

*** Confirm that an appropriate Calculation Agency Agreement is entered into if one is not already in existence. Details of the Notes should be entered in the Schedule to the Calculation Agency Agreement.

**** Confirm that an appropriate Calculation Agency Agreement is entered into if one is not already in existence. Details of the Notes should be entered in the Schedule to the Calculation Agency Agreement.

"Calculation Agent") as set out herein and as agreed with the Issuer in accordance with Clause 8.4 of the Agency Agreement. All references to the Calculation Agent will include any successor or successors to Citibank, N.A. as Calculation Agent in respect of the Notes."]*

[*If Indexed Notes and swap counterparty*** or entity other than Agent is responsible for calculating interest, then insert*, "[insert name of Calculation Agent] (the "Calculation Agent") shall be responsible for those duties and functions specified herein in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Calculation Agent dated [insert date], as amended and/or supplemented from time to time (the "Calculation Agency Agreement"). All references to the Calculation Agent shall include any successor or successors to [insert name of entity] as Calculation Agent in respect of the Notes."]***

(g) Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):

[*If Floating Rate Notes, then insert*, "Agent is responsible for determining Rate of Interest applicable to each Interest Period".]

[*If Indexed Notes, and the Agent is responsible for making any determination (e.g. FX determination or other Index), then insert*, "Citibank, N.A. (the "Determination Agent") shall be responsible for those duties and functions specified herein and as agreed with the Issuer in accordance with Clause 8(D) of the Agency Agreement. All references to the Determination Agent shall include any successor or successors to Citibank, N.A. as Determination Agent in respect of the Notes."] ****

[*If Indexed Notes and swap counterparty or entity other than Agent is responsible for making any determination (e.g. FX determination or other Index), then insert*, "[insert name of Determination Agent] (the "Determination Agent") shall be responsible for those duties and functions specified herein in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Determination Agent dated [insert date], as amended and/or supplemented from time to time (the "Calculation Agency Agreement"). All references to the Determination Agent shall include any successor or successors to [insert name of determination agent] as Determination Agent in respect of the Notes."]****

**** Confirm that an appropriate Calculation Agency Agreement is entered into if one is not already in existence. Details of the Notes should be entered in the Schedule to the Calculation Agency Agreement.

(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	[specify any countries to be added to the definition of Euro-zone, if any]

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	[Condition 6(e) applies] [*Insert, if applicable, additional business centres, for example, London*] [*Other special provisions relating to Payment Days (insert details)*] [*Note that the business centres specified in the definition of "Business Day" under Condition 4(a) and 4(b) relate to Fixed Interest Period end dates and Interest Period end dates, respectively, whereas the definition of "Payment Day" under Condition 6(e) relates to the date and place of presentation and as otherwise specified in Condition 6(e).*]
25	Dual Currency Notes:	[Insert details, including by whom and how the option is exercisable]
26	Physically Settled Notes:	[Insert details, including method of delivery, Calculation and Delivery Agent and fall back provisions]. [*If a Calculation and Delivery Agent is appointed, insert*, "All certificates, communications, determinations, calculations and decisions (the "determinations") made by the Calculation and Delivery Agent shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the other Paying Agents and all Noteholders. In making such determinations, the Calculation and Delivery Agent shall not act as agent for the Issuer and shall not thereby assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and, accordingly, no liability to the Noteholders shall attach to the Calculation and Delivery Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions herein. The Calculation and Delivery Agent agrees to always act in good faith and in an impartial and commercially reasonable manner in the exercise by it of its powers, duties and discretions pursuant to the provisions herein."]*

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* Pursuant to Condition 1, for the purpose of physical deliveries in respect of the Notes represented by a Global Note in bearer form, the bearer holder of such Global Note is treated as Noteholder, unless otherwise specified herein. if physical delivery is permitted consideration should be given to need for a supplement to the Base Prospectus.

** If the Final Redemption Amount is less than 100% of the nominal value, theNotes will be derivative services for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.

PROVISIONS REGARDING REDEMPTION/MATURITY**

27	(a)	Redemption at Issuer's option:	[No/Yes] [If Yes, insert date(s), price(s), whether in whole or part and, if applicable, any amendment to the number of days' notice needed to be given to holders of Notes under Condition 5(b)]
	(b)	Redemption at Noteholder's option:	[No/Yes. If Yes, insert date(s) and price(s)]
28	(a)	Final Redemption Amount [for each Note/per Calculation Amount] (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	[insert percentage of the nominal amount of each Note]/[per Calculation Amount]
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	[insert details (including method of calculation, party responsible for calculation and fall back provisions)]
29		Instalment Note:	[insert details regarding Instalment Amounts and Instalment Dates]
30		Early Redemption Amount for each Note payable on an event of default:	[insert amount or details (including, where required or different from the Conditions, method of calculation, party responsible for calculation and fall back provisions)] [check Condition 5(d)]

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	[Syndicated/Non-syndicated]
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	[insert details]
33	Date of Syndication Agreement:	[None] [insert details, including material features]
34	Stabilising Manager(s):	[None] [insert details]
35	Non-exempt Offer:	[Not Applicable] [An offer of the Notes may be made by the Managers [and [*specify, if applicable*]] other than pursuant to Article 3(2) of the Prospectus Directive in [specify relevant Member State(s) - *which must be jurisdictions where the Prospectus and any supplements have been approved or passported*] ("Public Offer Jurisdictions") during the period from [*specify date*] until [*specify date*] ("Offer Period"). See further paragraph 10 of Part B below.
36	Additional selling restrictions:	[insert details]

37	Details of additional/alternative clearing system approved by the Issuer and the Agent:	[insert details, including name(s), number(s) and address(es)]
38	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the International Central Securities Depositories as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.][*include this text if "yes" selected in which case the Notes must be issued in NGN form*]
39	Common Code:	[●]
	ISIN Code:	[●]
	[CUSIP Number:	[●]]
40	Listing:	[Official List of the UK Listing Authority and trading on the Regulated Market/Other (insert details)/None]
41	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	[Not applicable] [insert details]
42	Additional Information:	[if further information or disclosure is provided in the Pricing Supplement, which is supplemental to that provided in the Base Prospectus, specify whether the Dealers will take responsibility and be liable for any part of it]
43	Total Commissions:	[●]

[*The following information is to be included only in the version of the Pricing Supplement which is submitted in connection with an application for admission to listing and/or trading:*

This Pricing Supplement comprises the pricing supplement required for issue [and] [public offer in the Public Offer Jurisdictions] [and] [admission to trading on [*specify relevant regulated market*] of the Notes described herein] pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from [*insert issue date of the Notes or such other date as may be applicable*] [or as soon as practicable thereafter]).]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. [[●] has been extracted from [●]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [*specify source*], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

....
CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION*

1 LISTING

[Application [is expected to be/has been/will be] made by the Issuer (or on its behalf) for the Notes to be admitted to trading on [*specify relevant regulated market*] with effect from [●] [or as soon as practicable thereafter]. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.] [Not Applicable.]

(Where documenting a fungible issue need to indicate that original securities are already admitted to trading).

2 RATINGS

[The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.]

Credit ratings included or referred to in this Pricing Supplement have been issued by [●] which is [a registered rating agency established in the European Union for the purposes of / an unregistered rating agency established outside the European Union for the purposes of / established in the European Union and is not registered but has applied to be registered under / a third country rating agency and the credit rating issued thereby has been endorsed by [●], a credit rating agency registered under / a third country rating agency that has not applied to be registered but is certified in accordance with] Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

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* May be excluded for issues of Notes outside the scope of the Prospectus Directive (i.e. offers which (i) are exempt under Article 3(2) of the Prospectus Directive and (ii) are unlisted or not listed on an EEA Regulated Market).

3 [NOTIFICATION

The Financial Services Authority has provided the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Base Prospectus has been drawn up in accordance with the Prospectus Directive.]

4 [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in ["Subscription and Sale"], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]

5 [REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer	[●] (*See "Use of Proceeds" wording in Base Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)]
[(ii)] Estimated net proceeds:	[●] /(*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)
[(iii)] Estimated total expenses:	[●][*Include breakdown of expenses including the amount of any expenses and taxes specifically charged to the purchaser.*] (*If the Notes are derivative securities to which Annex XII of the Prospective Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.*)

6 [Fixed Rate Notes only – YIELD

Indication of yield:	[●] Calculated as [*include details of method of calculation in summary form*] on the Issue Date. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

7 [*Floating Rate Notes only* – HISTORIC INTEREST RATES

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].]

8 *[Index-Linked or other variable-linked Notes only* – **PERFORMANCE OF INDEX/FORMULA/ OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident. [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information. Include other information concerning the underlying required by Paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.]

The Issuer does not intend to provide post-issuance information.

9 **[Dual Currency Notes only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

10 **TERMS AND CONDITIONS OF THE OFFER***

Offer Price:	[●]
Conditions to which the offer is subject:	[Not Applicable/*give details*]
Description of the application process:	[Not Applicable/*give details*]
Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	[Not Applicable/*give details*]
Details of the minimum and/or maximum amount of application:	[Not Applicable/*give details*]
Details of the method and time limits for paying up and delivering the Notes:	[Not Applicable/*give details*]
Manner and date on which results of the offer are to be made public:	[Not Applicable/*give details*]
Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	[Not Applicable/*give details*]

* Not required for offerings exempt under Article 3(2) of the Prospectus Directive, even if admitted to trading on an EEA Regulated Market. Further, see paragraph 35 in Part A above.

Categories of potential investors to which the Notes are offered and whether tranche(s) have been reserved for certain countries:	[Not Applicable/*give details*]
Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	[Not Applicable/*give details*]
Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	[Not Applicable/*give details*]
Name(s) and address(es), to the extent known to the Issuer, of the placers in the various countries where the offer takes place:	[None/*give details*]

CLEARANCE AND SETTLEMENT OF GLOBAL NOTES IN BOOK ENTRY FORM

1 The Clearing Systems

(a) Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream, Luxembourg provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others who clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

(b) The Depository Trust Company

The Depository Trust Company, New York ("DTC") is a limited-purpose trust company organised under the banking laws of the State of New York, a "banking organization" within the meaning of New York Banking Law and a member of the Federal Reserve System. It is a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organisations. Indirect access to DTC is also available to others who clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

Persons having a beneficial interest in Notes held in DTC's book-entry settlement system must rely on the procedures of their own bank or broker to exercise any rights of such persons in relation to such Notes. In particular, the ability of such persons to pledge their interest in such Notes to persons or entities that do not participate in the DTC book-entry settlement system may be limited. Transfers of beneficial interest in the Notes are to be accomplished by entries made on the books of DTC participants and indirect DTC participants acting on behalf of persons having a beneficial interest in the Notes.

Payments of principal and interest (if any) in respect of Notes represented by a Registered Global Note held by Cede & Co. as nominee for DTC and denominated in a Specified Currency other than United States dollars will be made by DTC in United States dollars in the manner described below unless DTC is notified by any of the DTC participants that such participant elects to receive such payment of principal or interest in such Specified Currency. DTC will notify the Agent on or prior to the fifth New York City business day after the record date for payment of interest and the tenth New York City business day prior to the date for payment of principal of the portion of such payment to be received in the Specified Currency and the applicable wire transfer instructions and the Agent will use such instructions to pay the participants directly. If an issue of Notes is denominated in a Specified Currency other than United States dollars, the Issuer's obligation under the Notes is to make payment of principal and interest (if any) in such Specified Currency. However the Issuer has arranged for such Specified Currency to be converted into United States dollars in accordance with an Exchange Rate

Agency Agreement between the Issuer and the Agent, as successor agent to the Morgan Guaranty Trust Company of New York, dated 31 July 1992 (the "Exchange Rate Agreement"). The Agent will enter into a contract on or prior to 11:00 a.m., New York City time, on the second New York City business day preceding the applicable payment date for the purchase of United States dollars with the Specified Amount of the non-United States dollar Specified Currency for settlement on such payment date. "Specified Amount" shall mean the aggregate amount of the Specified Currency payable to participants of DTC that have elected to receive United States dollars. If the payment date is not both a New York City business day and a business day in the Specified Currency, delivery of United States dollars will occur on the next succeeding New York City business day and business day in the Specified Currency. "New York City business day" and "business day in the Specified Currency" shall mean any day on which commercial banks and foreign exchange markets settle payments in New York City or in the Specified Currency, as the case may be. Copies of the Exchange Rate Agreement will be available for inspection at the specified office of the Agent.

2 Clearance and Settlement

(a) Registered Notes

Unless otherwise specified in the applicable Pricing Supplement, Registered Notes will either be (i) deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee or (ii) deposited with the Common Depositary and registered in the name of Citivic Nominees Limited as nominee for the Common Depositary, as specified in the applicable Pricing Supplement. Such Notes will be represented by one or more Registered Global Note.

(i) Registered Global Notes deposited with or on behalf of DTC

Investors may hold their interests in the Registered Global Note directly through DTC, Euroclear or Clearstream, Luxembourg if they are participants in such systems, or indirectly through organisations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold Notes on behalf of their participants through customers' securities accounts in their respective names on the books of DTC.

On original issuance of each series of Registered Notes, participants in DTC ("DTC Participants") acting on behalf of purchasers electing to hold Notes through DTC will follow the settlement practices applicable to securities eligible for DTC's Same-Day Funds Settlement ("SDFS") system. DTC Participants' securities accounts will be credited with Notes against payment in same day funds on the settlement date. Purchasers electing to hold Notes through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional euro-medium term notes. Notes will be credited to securities custody accounts of participants in Euroclear and Clearstream, Luxembourg ("Euroclear Participants" and "Clearstream Participants", respectively) against payment on the settlement date in same-day funds.

Secondary market transfers between DTC Participants settled in United States dollars will be effected in the ordinary way and will be settled in same day funds in accordance with DTC rules and procedures applicable to securities eligible for SDFS system. Transfers between DTC Participants settled in currencies other than United States dollars will follow the delivery practices applicable to securities eligible for DTC's SDFS system but payment will be made outside DTC.

Secondary market transfers between Euroclear Participants and Clearstream Participants will be effected in accordance with their respective rules and operating procedures.

Because there is no direct link between DTC, on the one hand, and Euroclear and Clearstream, on the other, transfers of interests in a Note within the various clearing systems will be made in accordance with the rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system, and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

(ii) Registered Global Notes deposited with the Common Depositary for Euroclear and Clearstream, Luxembourg

Investors may hold their interests in the Registered Global Note directly through Euroclear or Clearstream, Luxembourg if they are participants in such systems, or indirectly through organisations which are participants in such systems. Transfers of interests in the Registered Global Note between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

(b) Bearer Notes

Bearer Notes which will initially be represented by one or more temporary Global Notes which (i) in the case of NGNs, will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg on or prior to the original issue date for that issue of Bearer Notes; or (ii) in the case of CGNs, will be deposited with, or on behalf of, the common depositary for Euroclear and Clearstream, Luxembourg on the issue date for that issue of Bearer Notes. Interests in such temporary Global Notes will be exchangeable for interests in a permanent Global Note upon certification of non-U.S. beneficial ownership. See "Issue Procedures".

Transfers of interests in Bearer Notes between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

Introduction

The Issuer is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.

The Agreement

The Agreement is the Issuer's governing constitution. It sets forth the Issuer's purpose and functions, its capital structure and organisation, authorises the operations in which it may engage, prescribes limitations on the carrying-out of those operations and establishes the status, immunities, exemptions and privileges of the Issuer. The Agreement also contains provisions with respect to the admission, withdrawal and suspension of members, increases of the Issuer's authorised capital stock, the terms and conditions under which the Issuer may make or guarantee loans or make equity investments, the use of currencies held by it, amendments to and interpretations of the Agreement and the suspension and termination of the Issuer's operations.

Organisation and Management

The Issuer consists of a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may, from time to time, be considered necessary.

All the powers of the Issuer are vested in the Board of Governors to which each member appoints a governor. The Board of Governors delegates most powers to the Board of Directors, which is responsible for the direction of the Issuer's general operations and policies. The Board of Governors retains full power to exercise authority over any matter it has delegated or assigned to the Board of Directors under the Agreement.

Purpose and Functions of the Issuer

The purpose of the Issuer is to foster the transition towards open market-oriented economies and to promote private and entrepreneurial initiatives in its countries of operations which are committed to and applying the principles of multi-party democracy, pluralism and market economics. The Issuer's "countries of operations" currently include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia.

At its Annual Meeting in May 2011, the Issuer's Board of Governors tasked the Board of Directors to make recommendations on whether to amend the Agreement to provide for an extension of the Issuer's region of operations to the Southern and Eastern Mediterranean region, including Jordan, and what appropriate mechanisms there should be for according recipient country status within such an extended region. The Board of Directors finalised its recommendations on 27 July 2011 following which it submitted the recommendations to the Board of Governors, who will consider whether to adopt the recommendations and may refer certain proposals to the shareholders for agreement.

To fulfil its purpose on a long-term basis, the Issuer is to assist its countries of operations to implement structural and sectoral economic reforms, including de-monopolisation, decentralisation and privatisation, to help their economies become fully integrated into the international economy by measures:

- to promote, through private and other interested investors, the establishment, improvement and expansion of productive, competitive and private sector activity, in particular small and medium-sized enterprises;
- to mobilise domestic and foreign capital and experienced management to the end described above;
- to foster productive investment, including in the service and financial sectors and in related infrastructure, where that is necessary to support private and entrepreneurial initiative, thereby assisting in creating a competitive environment and raising productivity, the standard of living and conditions of labour;
- to provide technical assistance for the preparation, financing and implementation of relevant projects, whether individual or in the context of specific investment programmes;
- to stimulate and encourage the development of capital markets;
- to give support to sound and economically viable projects involving more than one recipient member country;
- to promote in the full range of its activities environmentally sound and sustainable development; and
- to undertake such other activities and provide such other services as may further these functions.

The Issuer's founders considered the successful transition of the countries of operations to market-oriented economies to be closely linked to parallel progress towards multi-party democracy, pluralism and the rule of law. Consequently, these political aspects of the Issuer's mandate are monitored and encouraged by the Issuer as part of the process of assisting the transition of the countries of operations to market economies. The Issuer assesses the economic and political progress made by the countries of operations as part of the regular review of its operations strategy for each country.

Sources of Funding

The Issuer has authorised share capital totalling €30 billion. As at 11 August 2011, the amount of subscribed share capital was €27.7 billion of which €6.2 billion is paid-in and €21.5 billion is callable.

These additional callable shares, if any, may be redeemed in whole or in part at no cost to the Issuer in 2016. The number of shares to be redeemed, if any, will be determined by a decision of the Issuer's Board of Governors at its Annual Meeting in May 2015 based on the financial accounts as at 31 December 2014, reasonable projections for the year 2015, and an assessment of the Bank's financial position and prevailing economic conditions. Such number of shares to be redeemed, if any, shall be equal to the "unutilised callable capital" as at 31 December 2015. "Unutilised callable capital" will be equal to the amount which is the lesser of (i) the total value of the Issuer's redeemable callable shares and (ii) (87% of A) - B, where A means the aggregate amount of the Issuer's unimpaired subscribed capital, reserves and surpluses as at 31 December 2015; and B means the aggregate amount of the Issuer's operating assets as at 31 December 2015. Any such redemption will be conditional upon the validation that there would be continued compliance with all the Issuer's statutory ratios once the redemption of callable capital has been effected, that no callable capital has been called to meet the Issuer's liabilities and that no decision to terminate the operations of the Issuer has been made. Any redemption would take place immediately following the Issuer's Annual Meeting in 2016.

The strength of the Issuer's capital and its operational and financial policies are reflected in the Issuer's credit rating of AAA from S&P, Aaa from Moody's and AAA from Fitch. The Issuer finances project lending and operational needs by borrowing funds on the international capital markets.

The Issuer does not directly utilise shareholders' capital to finance its loans. Instead, the Issuer's AAA/Aaa/AAA ratings enable it to borrow funds in the international markets by issuing bonds and other debt instruments at highly cost-effective market rates. By raising funds on competitive terms, the Issuer can structure loans which best match the requirements of its clients in its countries of operations. The Issuer manages its liabilities such that it does not incur significant foreign exchange nor interest rate risk in its funding operations. It interacts with major capital market participants on a daily basis in order to ascertain which market, currency or structure of debt can provide the Issuer with the most efficient cost of financing.

The Issuer's securities are sold to investors, such as central banks, pension funds, insurance companies and asset managers around the world.

Legal Status, Privileges and Immunities

The Agreement contains provisions which accord the Issuer legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarised below.

The Issuer has full legal personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. Under the Headquarters Agreement between the United Kingdom and the Issuer, dated 15 April 1991, the Issuer, within the scope of its official activities, enjoys immunity from jurisdiction, subject to certain limited exceptions including civil actions arising out of its powers to borrow money, guarantee obligations and to buy or sell or underwrite securities. Outside the United Kingdom, actions may be brought against the Issuer only in a court of competent jurisdiction in the territory of a country in which it has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities. No action against the Issuer may be brought by its members or persons acting for or deriving claims from its members.

The property and assets of the Issuer are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Issuer are inviolable.

The Governors, Alternate Governors, Directors, Alternate Directors, officers and employees of the Issuer, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when the Issuer waives such immunity.

Taxation

Within the scope of its official activities, the Issuer, its assets, property, and income are exempt from all direct taxes imposed by any member. An exemption from indirect taxes applies when purchases or services of substantial value necessary for the exercise of the official activities of the Issuer are made or used by the Issuer. The Issuer is also exempt from all import and export duties and taxes as well as from import and export prohibitions and restrictions with respect to goods necessary for the exercise of its official activities.

No tax of any kind is to be levied on any obligation or security issued by the Issuer, including any dividend or interest thereon, which discriminates against such obligation or security solely because it is issued by the Issuer, or if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Issuer.

Consistent with accepted international practice to accord certain immunities and privileges to international organisations, the Government of the United Kingdom has enacted legislation providing an exemption from the obligation to withhold tax from interest and certain other types of payments made by designated international organisations. The Issuer has been designated an international organisation to which this exemption is granted. Accordingly, payments of interest may be made by the Issuer or a paying agent without any withholding or deduction for or on account of United Kingdom income tax.

Board of Directors

Set forth below are the members of the Board of Directors of the Issuer, their Alternates, and the members which they represent.

Directors	Alternates	Members Represented
Bob McMullan	In-chang Song	Australia/Korea/New Zealand/ Egypt
Kurt Bayer	Golan Benita	Austria/Israel/Cyprus/Malta/ Kazakhstan/Bosnia and Herzegovina
Jean-Louis Six	Irena Sodin	Belgium/Slovenia/Luxembourg
Suzanne Hurtubise	Brian Parrott	Canada/Morocco
Pavel Štěpánek	László Urbán	Czech Republic/Hungary/Slovak Republic/Croatia
Ole Blöndal	Eoin Ryan	Denmark/Ireland/Lithuania
Thomas Hackett	Dominique de Crayencour	European Investment Bank
Vassili Lelakis	Peter Basch	European Union
–	Ole Hovland	Finland/Norway/Latvia
Alain de Cointet	–	France
Joachim Schwarzer	Herbert Junk	Germany
Giorgio Leccesi	Gianluca Grandi	Italy
Toshiyuki Furui	Tatsuhiko Kasai	Japan
Paul Vlaanderen	Jan Maas	Netherlands/Mongolia
Krystyna Gawlikowska-Hueckel	Stefka Slavova	Poland/Bulgaria/Albania
João Cravinho	Stefanos Vavalidis	Portugal/Greece
Denis Morozov	–	Russian Federation/Belarus/ Tajikistan
Pedro Moriyón	David Martínez Hornillos	Spain/Mexico
Eva Srejber	Kalle Killar	Sweden/Iceland/Estonia
Werner Gruber	Artem Shevalev	Switzerland/Ukraine/Liechtenstein/ Turkmenistan/Serbia/Montenegro
Memduh Akçay	Virginia Gheorghiu	Turkey/Romania/Azerbaijan/ Kyrgyz Republic
Jonathan Ockenden	Alex Skinner	United Kingdom
James Hudson	–	United States of America

For the purpose of the business of the Issuer the address of each of the Directors is the principal office of the Issuer which is at One Exchange Square, London EC2A 2JN.

SUBSCRIPTION AND SALE

The Dealers have in an amended and restated programme agreement (the "Programme Agreement") dated 11 August 2011 agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Terms and Conditions of the Notes" and "Issue Procedures" above. In the Programme Agreement the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme.

The following is a description of the contractual and certain other restrictions applicable to the Programme:

United States

Under the provisions of Section 9(A) of the European Bank for Reconstruction and Development Act of the United States, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

Bearer Notes are subject to U.S. tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or its possessions or to U.S. persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or its possessions or to U.S. persons except as permitted by the Programme Agreement.

Each issue of Indexed Notes and Dual Currency Notes may be subject to such additional U.S. selling restrictions which, if required, will be specified in the applicable Pricing Supplement. Each Dealer has agreed and each other Purchaser will be required to agree that it will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

United Kingdom

Each Dealer has represented and agreed and each other Purchaser will be required to represent and agree that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done or to be done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

European Economic Area (Public Offer Selling Restriction Under the Prospectus Directive)

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Base Prospectus as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period

beginning and ending on the dates specified in such prospectus or final terms, as applicable and the Issuer has consented in writing to its use for the purpose of the Non-exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100, or if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (d) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, the expression 2010 PD Amending Directive means Directive 2010/73/EU, and the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

Japan

In the case of Notes denominated in Japanese yen, each Dealer understands that the relevant Notes have not been, and will not be, registered under the Financial Instruments and Exchange Act of Japan (the "Financial Instruments and Exchange Act"). Accordingly, each of the Dealers has represented and agreed and each other Purchaser will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Republic of France

Each Dealer has represented and agreed and each Purchaser will be required to represent and agree (i) that, it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France and (ii) that offers and sales of Notes will be made in the Republic of France only to (a) providers of investment services relating to portfolio management for the account of third parties (*personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers*) and/or (b) qualified investors (*investisseurs qualifiés*), as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French *Code monétaire et financier*.

In addition, each Dealer has represented and agreed and each Purchaser will be required to represent and agree that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France this Base Prospectus or any other offering material relating to the Notes other than to investors to whom offers and sales of Notes in the Republic of France may be made as described above.

Singapore

This Base Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Base Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Notes may not be circulated or distributed, nor may Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

"securities" (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law; or

(4) as specified in Section 276(7) of the SFA.

General

Each Dealer has agreed and each other Purchaser will be required to agree that (to the best of its knowledge and belief) it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes the Base Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have any responsibility therefor.

GENERAL INFORMATION

Admitting Notes to the Official List

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each issue of Notes which is to be admitted to the Official List and admitted to trading on the Regulated Market will be admitted separately as and when issued. Official listing and admission to trading of the Notes to be issued under the Programme as amended is expected to be granted by the UK Listing Authority on or about 16 August 2011.

Authorisations

All necessary internal authorisations in connection with the issue of the Notes under the Programme have been or will be obtained prior to the issue of any Notes. The Issuer has obtained all consents, approvals, authorisations and other orders of regulatory authorities required to be obtained by the Issuer in connection with the issue of the Notes (other than the approval of a member of the Issuer which is required pursuant to Article 20(1)(i) of the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 which may not be obtained at the date of this Base Prospectus but which will be obtained prior to the issue of any Notes denominated in the currency of such member and prior to any sale of any Notes in the territory of such member) and the amendments to, and increase in the maximum amount of, the Programme to enable the Issuer to undertake and perform its obligations under the Programme Agreement, the Agency Agreement and the Notes.

Clearance Systems

The Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code and ISIN for each issue allocated by Euroclear and Clearstream, Luxembourg and details of any other agreed clearance system will be contained in the relevant Pricing Supplement. Transactions will normally be effected for settlement not earlier than three days after the date of the transaction. The Common Code and ISIN for each issue will be contained in the relevant Pricing Supplement.

Unless specified in the applicable Pricing Supplement, the Registered Notes have been accepted for clearance through The Depository Trust Company. The CUSIP number for each issue will be contained in the relevant Pricing Supplement.

Significant or Material Change

Since 31 December 2010 there has been no significant change in the financial or trading position of the Issuer and no material adverse change in the prospects of the Issuer.

Litigation

There are no nor have there been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) during the twelve months prior to the date hereof which are likely to have, or have had in the recent past, significant effects on the financial position of the Issuer.

Informational Requirements

The Issuer is subject to certain informational requirements of Regulation EBRD promulgated by the Commission under Section 9(A) of the European Bank for Reconstruction and Development Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and

other information with the Commission. Such reports, financial statements and other information can be inspected at the offices of the Commission at Room 1026, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

Documents Available for Inspection and Collection

From the date hereof and throughout the life of the Programme, copies of the following documents will, when published, be available, free of charge, for inspection at the principal office in London of the Issuer, from the specified office of the Agent and from the offices of Allen & Gledhill LLP specified below:

(i) the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 and the Headquarters Agreement dated 15 April 1991;

(ii) the annual reports of the Issuer and the accounts of the Issuer in respect of the two years ended 31 December 2009 and 31 December 2010, respectively;

(iii) the unaudited quarterly Profit and Loss Account and Balance Sheet of the Issuer at 31 March 2011;

(iv) all future annual reports and annual accounts of the Issuer;

(v) the Agency Agreement (which contains the forms of the Global Notes and the definitive Notes, the Receipts, the Coupons and the Talons), the Exchange Rate Agreement and the Deed of Covenant;

(vi) this Base Prospectus; and

(vii) any future prospectuses, offering circulars, information memoranda and supplements (including any supplementary base prospectus and, in the case of Notes listed on a regulated market only, the Pricing Supplement) to this Base Prospectus and the documents incorporated herein and therein by reference.

European Union Directive on the Taxation of Savings Income

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to, or received for, an individual or certain other persons resident in that other Member State. However, for a transitional period, Luxembourg and Austria may instead (unless during that period they elect otherwise) operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland). The European Commission has proposed certain amendments to Directive 2003/48/EC which may, if implemented, amend or broaden the scope of the requirements described above.

Holders of Notes who are individuals or certain other persons should note that no additional amounts would be payable by the Issuer in respect of any withholding tax imposed as a result of the requirements described above.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALERS

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

LEGAL ADVISERS

To the Dealers

As to English law
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

As to U.S. law
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom

As to Singapore law
Allen & Gledhill LLP
One Marina Boulevard
28-00
Singapore 018989



printed by **eprint*financial*.com**
tel: + 44 (0) 20 7613 1800 document number 4343

Registration Document



European Bank for Reconstruction and Development

This document constitutes a registration document (the "Registration Document") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Registration Document contains information relating to the European Bank for Reconstruction and Development in its capacity as issuer (the "Issuer") from time to time of one or more Series (each a "Series") of securities (the "Notes") pursuant to the Issuer's €35,000,000,000 Global Medium Term Note Programme (the "Programme"). In respect of a Series of Notes, this Registration Document shall be read in conjunction with the securities note (the "Securities Note") and, if applicable, the summary note (the "Summary Note") for that Series, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. The Securities Note shall contain information relating to the relevant Series and any Summary Note shall comprise a summary conveying the essential characteristics of, and risks associated with, the Issuer and the relevant Series. Together, this Registration Document (including the information incorporated by reference herein), the related Securities Note (including the information incorporated by reference therein) and the related Summary Note shall comprise the prospectus (the "Prospectus") for a Series, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Prospective investors should consider carefully the risks set forth under "Risk Factors" incorporated by reference herein prior to making any investment decisions with respect to the Notes.

Arranger

BofA Merrill Lynch

Dealers

BofA Merrill Lynch **Goldman Sachs International**

J.P. Morgan **Morgan Stanley**

11 August 2011

The Issuer accepts responsibility for the information contained in this Registration Document. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Registration Document is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Notes issued pursuant to this Registration Document may, if so specified in the relevant Securities Note, be admitted to the Official List of the UK Listing Authority (the "Official List") and to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) (the "MiFID")) of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Securities Note in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange). Application has also been made for permission to deal in, and for the quotation of, any Series of Notes which are agreed at the time of issue to be so listed on the Singapore Exchange Securities Trading Limited (the "SGX-ST").

The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this Prospectus. Admission to the Official List or the SGX-ST is not to be taken as an indication of the merits of the Issuer or the Notes.

In respect of any Series of Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus for that Series and the documents incorporated by reference therein in connection with the issue or sale of Notes of that Series and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme) appointed to act as such in respect of such Series. Neither the delivery of the Prospectus in respect of a Series or any document forming part of that Prospectus, nor any sale made in connection therewith, shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Prospectus for a Series is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Series.

To the fullest extent permitted by law, none of the Dealers or the Arranger accept any responsibility for the contents of the Prospectus or for any other statement, made or purported to be made by the Arranger or a Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Arranger and each Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the related Series of Notes.

Neither the Prospectus for a Series of Notes nor any other information supplied in connection with that Series of Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or any of the Dealers that any recipient of the Prospectus for such Series or any other information supplied in connection with such Series, should purchase any of the Notes of that Series. Each investor contemplating purchasing any such Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in such Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus for a Series of Notes does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealers to subscribe for, or purchase, any Notes of that Series. The distribution of the Prospectus for a Series of Notes and the offering or sale of Notes of such Series in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealers to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of Notes in the United States, the United Kingdom, the European Economic Area, Japan, the Republic of France, Singapore and

in other jurisdictions that may be applicable in connection with a particular issue of Notes, further details of which are set out in the "Subscription and Sale" section of the Base Prospectus which is incorporated by reference herein.

Each Series of Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). EACH SERIES OF NOTES HAS NOT BEEN AND WILL NOT BE APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

If any Series comprises Notes in bearer form ("Bearer Notes"), they are subject to U.S. tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or its possessors or to, or for the account or benefit of, U.S. persons.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Registration Document, unless otherwise specified or the context otherwise requires, any references to "USD" are to United States dollars, references to "euro" or "€" are to euro, references to "JPY" are to Japanese yen and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

TABLE OF CONTENTS

Page

Risk Factors

The Risk Factors can be read on pages 11-13 of the Base Prospectus, dated 11 August 2011, for the Programme.

Documents Incorporated by Reference

The following sections, from the Base Prospectus of the Issuer dated 11 August 2011 relating to the Programme, shall be incorporated in, and form part of, this Registration Document:

Risk Factors	on pages 11 to 13
General Description of the Programme	on page 16
European Bank for Reconstruction and Development	on pages 69 to 72
Subscription and Sale	on pages 73 to 75
General Information	on pages 76 to 77

and the financial statements of the Issuer for the two financial years ended 31 December 2009 (appearing on pages 18 to 97 of the Issuer's Financial Report 2009) and 31 December 2010 (appearing on pages 12 to 82 of the Issuer's Financial Report 2010), which have been filed with the UK Listing Authority, shall be incorporated in, and form part of, this Registration Document, save that any statement contained in a document which is incorporated by reference herein shall be modified or superseded for the purpose of this Registration Document to the extent that a statement contained or incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

Those parts of the Issuer's Financial Reports 2009 and 2010 and the Base Prospectus which are not specifically incorporated by reference in this Registration Document and the Securities Note for a particular Series of Notes are either not relevant for prospective investors of that Series or covered elsewhere in this Registration Document or the Securities Note or, if applicable, the Summary Note for that Series.

The Issuer will provide, without charge, to each person to whom a copy of this Registration Document has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections or documents incorporated by reference herein. Written or telephone requests for such documents should be directed to the Issuer at its principal office at One Exchange Square, London EC2A 2JN, United Kingdom.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALERS

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

LEGAL ADVISERS
To the Dealers

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

As to U.S. Law

Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom

As to Singapore Law

Allen & Gledhill LLP
One Marina Boulevard
28-00
Singapore 018989

18 October 2011

PRICING SUPPLEMENT

European Bank for Reconstruction and Development U.S.$1,250,000,000 1.375 per cent. Global Notes due 20 October 2016 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$1,250,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		20 October 2011
5	Issue Price:		99.909 per cent.
6	Maturity Date:		20 October 2016
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered

			Notes upon 45 days' written notice in the limited circumstances described on page 46 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.375 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	20 April and 20 October in each year, commencing 20 April 2012.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies and the additional business centres are London and New York City
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for	100 per cent. per Specified Denomination

	each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	
(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable

24	Instalment Note:	Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB HSBC Bank plc 8 Canada Square London E14 5HQ Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Lead Managers** Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB BNP Paribas 10 Harewood Avenue London NW1 6AA Citigroup Global Markets Limited Citigroup Centre Canada Square London E14 5LB Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX Deutsche Bank AG, London Branch Winchester House

		1 Great Winchester Street London EC2N 2DB
		J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
		Nomura International plc 1, Angel Lane London EC4R 3AB
28	Date of Syndication Agreement:	18 October 2011
29	Stabilising Manager:	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code	069423302
	ISIN Code:	US29874QCB86
	CUSIP Number:	29874QCB8
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 20 October 2011).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Duly Authorised Officer

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 20 October 2011. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Services Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$1,247,300,000

(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.394 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable